Form 20-F
period 2022-09-30
Golden Sun Education Group Ltd
filed 2023-02-15
CIK 1826376

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-41425

Golden Sun Education Group Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Profit Huiyin Square North Building,

Huashan 2018, Unit 1001,

Xuhui District, Shanghai, China

+86-0577-56765303

(Address of principal executive offices)

Xueyuan Wen, Chief Executive Officer

Telephone: 86-13968836059

Email: wxy@cngsun.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, $0.0005 par value per share	GSUN	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 14,325,491 Class A ordinary shares and 4,030,000 Class B ordinary shares, par value $0.0005 per share, as of September 30, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

*	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We are not a Chinese company. Investors of our Class A ordinary shares own shares of a Cayman Islands holding company. Unless otherwise stated, as used in this annual report and in the context of describing our operations and consolidated financial information, “we,” “us,” the “Company,” or “our company” refers to Golden Sun Education Group Limited, a Cayman Islands holding company. For a description of our corporate structure, see “Item 3. KEY INFORMATION–Corporate Structure.”

Our Chinese subsidiaries operate in the Chinese education section, which has been going through a series of reforms, and new laws and guidelines have been recently promulgated and released to regulate this industry. On September 1, 2021, the revised Implementation Rules for the Law for Promoting Private Education of the PRC (the “Implementing Regulation”), which regulates the establishment, organization and operation of private schools, teachers and educators, assets and financial management of schools, became effective. The revised Implementing Regulation prohibits private schools that provide compulsory education to be controlled by means of agreements (such as VIE Agreements, as defined below), or to enter into any transactions with any related parties. In September 2021, the Company completed a reorganization to divest its operations of two private schools, or the two former variable interest entities (VIEs), that provided compulsory education through a series of contractual arrangements (the “VIE Agreements”), which provided contractual exposure to foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the Chinese operating companies, which practice is prohibited by the revised Implementation Regulation. See “Item 3. KEY INFORMATION–The Reorganization” for more information on the above-referenced reorganization. As of the date of this annual report, the Company does not provide any compulsory education in China, and all discussions relating to the Company’s operation of its former VIEs are provided for historical context only.

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China;

●

“Chongwen Middle School” are to Wenzhou City Longwan District Chongwen Middle School, which we controlled prior to the Reorganization via an entrustment agreement among Chongwen Middle School, Golden Sun Shanghai and Mr. Xueyuan Weng, as well as a Concerted Action Agreement among two of Chongwen Middle School’s sponsors and the representative of its employees;

●	“Class A ordinary shares” are to our Class A ordinary shares, par value $0.0005 per share;

●	“Class B ordinary shares” are to our Class B ordinary shares, par value $0.0005 per share. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights: each Class A ordinary Share is entitled to one vote, and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances;

●	“compulsory education” are to the nine years of education mandated by the PRC, consisting of six years of primary education and three years of secondary education;

●	“Double First Class University Plan” are to “The World First Class University” and “First Class Academic Discipline Construction” combined, a tertiary education development initiative designed by the PRC government in 2015 aiming to comprehensively develop elite Chinese universities and their individual faculty departments into world-class institutions by the end of 2050;

●	“Gaokao” are to China’s standardized college entrance examination;

●	“Golden Sun Cayman” are to Golden Sun Education Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

●	“Golden Sun Hong Kong” are to the wholly owned subsidiary of Golden Sun Cayman, Hongkong Jintaiyang International Education Holding Group, a Hong Kong private limited company;

●	“Golden Sun Shanghai” are to Shanghai Golden Sun Education Group Co., Limited, a Hong Kong private limited company, which was Golden Sun Cayman’s wholly owned subsidiary prior to the Reorganization;

●	“Golden Sun Wenzhou” are to the wholly owned subsidiary of Golden Sun Hong Kong, Zhejiang Golden Sun Education Co., Ltd., formerly known as Wenzhou Golden Sun Education Development Co., Ltd., a PRC limited liability company;

●	“Gongyu Education” are to the wholly owned subsidiary of Golden Sun Wenzhou, Shanghai Golden Sun Gongyu Education Technology Co., Ltd., a PRC limited liability company;

●	“Group” are to our Company and its subsidiaries as a whole;

●	“Hongkou Tutorial” are to a tutorial center operated by Xianjin Technology; previously, “Hongkou Tutorial” were to Shanghai Hongkou Practical Foreign Language Tutorial School, which ceased operation and transferred its existing business to Xianjin Technology in December 2021;

●	“Hangzhou Jicai” are to Hangzhou Jicai Tutorial School Co., Ltd.;

●	“Jicai Tutorial” are to Hangzhou Jicai;
●

“Key Universities” are to universities in China that are included in Project 211, Project 985 and Double First Class University Plan and that receive a high level of support from the Chinese government;

●	“Lilong Logistics” are to the wholly owned subsidiary of Golden Sun Wenzhou, Wenzhou Lilong Logistics Services Co., Ltd., a PRC limited liability company;
●	“MOE” are to the Ministry of Education of the PRC;
●	“partner-schools” are to high schools that Qingshang Education partners with to provide students on-site non-English foreign languages tutorial services;
●	“Project 211” are to a project initiated in 1995 by the MOE with the intent of raising the research standards of high-level universities and cultivating strategies for socio-economic development;
●

“Project 985” are to a project first announced in 1998 to promote the development and reputation of the Chinese higher education system by founding world-class universities in the 21st century, involving both national and local PRC governments allocating large amounts of funding to certain universities;

●

“Ouhai Art School” are to Wenzhou City Ouhai District Art School, which we controlled prior to the Reorganization via a series of contractual arrangements between Ouhai’s shareholders and Golden Sun Wenzhou;

●	“Qinshang Education” are to the wholly owned subsidiary of Golden Sun Wenzhou, Zhouzhi Culture, Shanghai Qinshang Education Technology Co., Ltd., a PRC limited liability company;
●	“RMB” or “Renminbi” are to the legal currency of China;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“secondary schools” are to middle and high schools;
●	“Shanghai Jicai” are to Shanghai Yangpu District Jicai Tutorial School, which transferred its existing business to Zhouzhi Culture in fiscal year 2022;

●	“shares,” “Shares,” or “ordinary shares” are to the ordinary shares of Golden Sun Cayman, par value $0.0005 per share and. conditioned upon and effective immediately prior to the completion of this offering, collectively, our Class A ordinary shares and Class B ordinary shares;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE” are to variable interest entity;

●	“VIEs” are to the former variable interest entities, Ouhai Art School and Chongwen Middle School;

●	“we,” “us,” “our Company,” or the “Company” are to Golden Sun Cayman;

●	“WFOE” are to wholly foreign-owned enterprise;

●	“Xianjin Technology” are to Shanghai Xianjin Technology Development Co., Ltd., a PRC limited liability company;

●	“Yangfushan Tutorial” are to Wenzhou City Ouhai District Yangfushan Culture Tutorial Center;

●	“Yangtze River Delta” is a triangle-shaped megalopolis comprising areas of Shanghai, southern Jiangsu province and northern Zhejiang province;

●	“Zhongkao” are to China’s standardized high school entrance examination;

●	“Zhouzhi Culture” are to the wholly owned subsidiary of Gongyu Education, Shanghai Zhouzhi Culture Development Co., Ltd., a PRC limited liability company; and

●	“Zhouzhi Tutorial” are to the tutorial center operated by Zhouzhi Culture.

This annual report on Form 20-F includes our audited consolidated balance sheet data as of September 30, 2022 and 2021, and the consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity (deficit), and cash flows for the fiscal years ended September 30, 2022, 2021 and 2020. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30, 2022	September 30, 2021	September 30, 2020
Balance sheet items, except for equity accounts	US$1=RMB 7.1135	US$1=RMB 6.4580	US$1=RMB 6.8033
Items in the statements of income and cash flows	US$1=RMB 6.5332	US$1=RMB 6.5095	US$1=RMB 7.0077

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the education industry;

●	the impact of the coronavirus pandemic (“COVID-19”) and other pandemic or natural disaster; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This annual report contains data related to the education industry in China. This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The education industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Class A ordinary shares. In addition, the rapidly changing nature of the education industry subjects any projections or estimates relating to the growth prospects or future condition of our industry to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

We are not a Chinese company, but rather a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating entities in the PRC.

We are a provider of tutorial services in China. Established in 1997 and headquartered in Shanghai, China, we have over twenty years of experience providing educational services that focus on the development of each of our student’s strengths and potential, and the promotion of life-long skills and interests in learning. Prior to the Reorganization (as defined below), we operated one premium primary private school and one premium secondary private school through two VIEs, in addition to our current operations that include tutorial centers for children and adults, one educational company that partners with high schools to offer language classes to their students, and one logistics company that provides logistic and consulting services. Since the Reorganization, we no longer operate primary or secondary private schools and no longer use a VIE structure.

The Reorganization

On September 1, 2021, the revised Implementing Regulation became effective. The revised Implementing Regulation prohibits private schools that provide compulsory education to be controlled by means of agreements or to enter into any transactions with any related parties. Until September 2021, the Company had controlled and received economic benefits from the VIEs, Ouhai Art School and Chongwen Middle School, two private schools that provide compulsory education, through a series of contractual arrangements (the “VIE Agreements”) to provide contractual exposure to foreign investment in Chinese-based companies, where Chinese law prohibits direct foreign investment in Chinese operating companies. In order to become compliant with the revised Implementing Regulation, in September 2021, the Company completed a reorganization to divest its operations of Ouhai Art School and Chongwen Middle School. Through the Reorganization, (1) the Company sold all of its shares in Golden Sun Shanghai (the entity that controls Chongwen Middle School through contractual arrangements); and (2) Golden Sun Wenzhou, one of the Company’s subsidiaries, terminated its VIE Agreements with Ouhai Art School. As a result of the foregoing, neither the Company nor any of its subsidiaries controls or receives economic benefits from any private schools that provide compulsory education, and, as of the date of this annual report, we believe the Company and its subsidiaries are compliant with the revised Implementing Regulation. All discussions in this annual report relating to the Company’s operation of Quhai Art School or Chongwen Middle School are provided for historical context only.

For the fiscal years ended September 30, 2021 and 2020, the revenues generated by the VIEs accounted for approximately 32% and 45% of our total revenue, respectively. The divestures of the VIEs, which represented a strategic shift that had a major effect on the Company’s operations and financial results, triggered discontinued operations accounting in accordance with ASC 205-20-45, and resulted in the VIEs being considered as discontinued operations. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities of discontinued operation in the consolidated financial statements for the periods presented, while results of operations related to the discontinued operations were retroactively reported as income (loss) from discontinued operations in the consolidated financial statements for the periods presented. Please refer to the financial statements included in this registration statement for more details.

Corporate Structure

We are a Cayman Islands exempted company incorporated on September 20, 2018. Exempted companies are Cayman Island companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act (Revised).

The following diagram illustrates our corporate structure as of the date of this annual report.

The VIE Agreements

Prior to our Reorganization in September 2021, we operated Ouhai Art School and Chongwen Middle School through VIE structures. Neither we nor our subsidiaries owned any shares in Ouhai Art School or Chongwen Middle School. Instead, we controlled and received the economic benefits of the business operations of Ouhai Art School and Chongwen Middle School through the VIE Agreements. As a result of our indirect ownership of Golden Sun Wenzhou and Golden Sun Shanghai, as well as the VIE Agreements which were designed so that the operations of the VIEs were solely for the benefit of the Company, the Company was deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIEs, for accounting purposes under U.S. GAAP. Accordingly, we had consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP for the fiscal years ended September 30, 2021 and 2020.  As a result of the Reorganization, we no longer operate any VIEs.

Ouhai Art School

On March 1, 2019, Golden Sun Wenzhou, Ouhai Art School, and Xiulan Ye and Xueyuan Weng, the shareholders of Ouhai (“Ouhai Shareholders”) entered into contractual arrangements (the “Ouhai Agreements”) for a term of 10 years with preferred renewal rights. The Ouhai Agreements were designed to provide Golden Sun Wenzhou with the power, rights, and obligations equivalent in all material respects to those it would possess as the person with exclusive rights to control the operations of Ouhai Art School, including the power to control Ouhai Art School and the rights to the assets, property, and revenue of Ouhai Art School. In September 2021, the Quhai Agreements were terminated as a result of the Reorganization and the Company no longer operates Quhai Art School through the VIE structure.

Chongwen Middle School

On August 19, 2015, the Company, through its wholly-owned subsidiary, Golden Sun Shanghai, entered into an entrustment agreement (“Entrustment Agreement”) with Chongwen Middle School and Xueyuan Weng for the period from September 1, 2015 to August 31, 2023, which Entrustment Agreement was renewable for an additional seven years if elected. The Entrustment Agreement was subsequently amended on March 1, 2021, and, pursuant to such amendment, Golden Sun Shanghai had the exclusive right to control the operations of Chongwen Middle School, including making operational and financial decisions. In return, the Company was entitled to receive the residual return from Chongwen Middle School’s operation and at the same time to bear the risk of loss from the operation.

As part of the Reorganization, the Company sold all of its shares of Golden Sun Shanghai for a consideration of Hong Kong Dollar 100,000 (approximately $12,845) and no longer operates Chongwen Middle School through the VIE structure.

Risks Associated with Our Corporate Structure

Our holding company structure involves certain risks in terms of dividend distribution, direct investment in PRC entities, and obtaining benefits under relevant tax treaty. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Doing Business in the PRC—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirement we may have, and any limitation on the ability of our subsidiaries to make payments to us and any tax we are required to pay could have a materially adverse effect on our ability to conduct our business,” “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Doing Business in the PRC—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Doing Business in the PRC—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise expose us or our PRC resident shareholders to liabilities or penalties,” and “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Doing Business in the PRC—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.” See also “Item 4. INFORMATION ON THE COMPANY—B. Business Overview—Regulations—Regulations Related to Foreign Exchange.”

Risks Associated with Doing Business in the PRC

We are subject to certain legal and operational risks associated with having the majority of our operations in China, which could significantly limit or completely hinder our ability to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in the PRC—Any actions by the Chinese government, including any decision to intervene or influence the operating entities’ operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause them to make material changes to their operations, may limit or completely hinder their ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.” Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we and our subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. As of the date of this annual report, we are not subject to cybersecurity review by the Cyberspace Administration of China (the “CAC”), since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. We are not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed, because we currently do not have over one million users’ personal information, we do not collect data that affect or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affect or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the operating entities’ business and our offerings.” According to our PRC counsel, Pacgate Law Firm (“Pacgate”), no relevant laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) for our overseas listing. As of the date of this annual report, we and our subsidiaries have not received any inquiry, notice, warning, or sanction regarding our overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions are newly published, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us or our subsidiaries to obtain regulatory approval from Chinese authorities for listing in the U.S.

In addition, pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), our securities may be prohibited from trading on a national exchange or over-the-counter if the Public Company Accounting Oversight Board of the United States, or the “PCAOB,” is unable to inspect our auditor for three consecutive years beginning in 2021. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) was enacted and decreased the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two, thus, reducing the period before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate our auditor completely. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which also reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. Our current auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this annual report, the PCAOB has access to inspect the working papers of our auditor. If trading in our Class A ordinary shares is prohibited in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A ordinary shares and trading in our Class A ordinary shares could be prohibited. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.”

Permissions Required from PRC Authorities

Approvals from the PRC Authorities to Issue Our Ordinary Shares to Foreign Investors

As of the date of this annual report, our PRC counsel, Pacgate, has advised us that neither we nor our PRC subsidiaries (1) are required to obtain approvals from any PRC authorities to issue our ordinary shares to foreign investors, (2) are subject to approval requirements from the China Securities Regulatory Commission (the “CSRC”), the CAC, or any other entity to approve our operations, or (3) have been denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions”, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies.

Approvals from the PRC Authorities to Conduct Our Operations

As of the date of this annual report, our Company and our PRC subsidiaries have received from the PRC authorities all requisite licenses, permissions, or approvals that are required for conducting our operations in China, such as business licenses, private school operation permits, certificates of registration for a privately operated non-enterprise entity for not-for-profit private schools, certificates of registration for-profit private schools. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our Class A ordinary shares could depreciate significantly or become worthless. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Our Business—We are subject to various approvals, licenses, permits, registrations and filings for our education and other services in the PRC.”

As advised by our PRC counsel, Pacgate Law Firm, other than those requisite for a domestic company in China to engage in the businesses similar to those of the operating entities, the operating entities are not required to obtain any permission from Chinese authorities, including the CSRC, the CAC, or any other governmental agency that is required to approve the operating entities’ operations. However, if the operating entities do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that the operating entities are required to obtain approval in the future, the operating entities may be subject to investigations by competent regulators, fines or penalties, ordered to suspend the operating entities’ relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in the operating entities’ operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As of the date of this annual report, we and the operating entities have received from PRC authorities all requisite licenses, permissions, or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied.

We are currently not required to obtain permission from any of the PRC authorities to operate and issue our securities to foreign investors. In addition, we and our subsidiaries are not required to obtain permission or approval relating to our securities from the PRC authorities, including the CSRC or the CAC, for our subsidiaries’ operations, nor have we or our subsidiaries received any denial for our subsidiaries’ operations with respect to the offerings of our securities. Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject the operating entities to additional compliance requirement in the future.”

Transfer of Funds and Other Assets Between Our Company and Our Subsidiaries

As of the date of this annual report, Golden Sun Cayman transferred to Golden Sun Hong Kong $18.3 million of the proceeds from an initial public offering (“IPO”) completed in June 24, 2022. Golden Sun Hong Kong then transferred approximately $2.5 million to Golden Sun Cayman, Golden Sun Cayman further transferred approximately $0.2 million to WFOE and approximately $0.9 million to Qinshang Education.

Our finance department is supervising cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submits it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of our Company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred.

Dividends or Distributions and Tax Consequences

Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend on its shares out of either profits or share premium amounts, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. As of the date of this annual report, no dividends or distributions have been made by a subsidiary or the former VIEs, and the Company has not made any dividends or distributions to investors. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future, or any funds will be transferred from one entity to another. As such, we have not installed any cash management policies that dictate how funds are transferred among Golden Sun Cayman, its subsidiaries, or investors.

Our PRC operating entities receive substantially all of our revenue in RMB. Under our current corporate structure, to fund any cash and financing requirements we may have, Golden Sun Cayman may rely on dividend payments from its PRC operating subsidiaries, Golden Sun Wenzhou and its subsidiaries, which may make distribution of such payments to Golden Sun Hong Kong and then to Golden Sun Cayman as dividends.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”) by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Cash dividends, if any, on our Class A ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.  Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by Golden Sun Wenzhou to its immediate holding company, Golden Sun Hong Kong. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Golden Sun Hong Kong intends to apply for the tax resident certificate if and when Golden Sun Wenzhou plans to declare and pay dividends to Golden Sun Hong Kong.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our Class A ordinary shares involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks we face, organized under relevant headings.

Summary Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to Our Business

●	We face intense competition in the PRC education sector, which could lead to adverse pricing pressure, reduced operating margins, loss of market share, departure of qualified teachers and increasing capital expenditure.

●	Our business and results of operations mainly depend on the level of tuition fees we are able to charge and our ability to maintain and raise tuition fees.

●	We face risks related to health epidemics, natural disasters, or terrorist attacks in China.

●	If we are not able to continue to secure agreements with some or all of our existing partner-schools, or secure new agreements with additional partner-schools for our non-English foreign language program, our results of operations and financial condition may be materially and adversely affected.

●	We are subject to various approvals, licenses, permits, registrations and filings for our education and other services in the PRC.

●	New legislation or changes in the PRC regulatory requirements regarding private education have affected, and may further affect, our business operations and prospects materially and adversely.

●	We have limited sources of working capital, which have been primarily funded from operations, bank loans, and advances from shareholders, and we cannot assure you that our needs for additional financing will be met in the future.

Risks Related to Doing Business in the PRC

●	A severe or prolonged slowdown in the Chinese economy could materially and adversely affect the operating entities’ business and financial condition.

●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon the operating entities’ ability to operate profitably in the PRC.

●	Given the Chinese government’s significant oversight and discretion over the conduct of the operating entities’ business, the Chinese government may intervene or influence the operating entities’ operations at any time, which could result in a material change in their operations and/or the value of our ordinary shares.

●	Any actions by the Chinese government, including any decision to intervene or influence the operating entities’ operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause them to make material changes to their operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the operating entities’ business and our offerings.

●	The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject the operating entities to additional compliance requirement in the future.

●	Increases in labor costs in the PRC may adversely affect the operating entities’ business and profitability.

●	Because we are a Cayman Islands exempted company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

●	Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise expose us or our PRC resident shareholders to liabilities or penalties.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirement we may have, and any limitation on the ability of our subsidiaries to make payments to us and any tax we are required to pay could have a materially adverse effect on our ability to conduct our business.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Because the operating entities’ business is conducted in RMB and the price of our ordinary shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

●	Under the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our Hong Kong subsidiaries may not qualify to enjoy certain treaty benefits.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

●	If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

●	The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

●	The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Risks Related to Our Ordinary Shares and the Trading Market

●	Substantial future sales of our Class A ordinary shares or the anticipation of future sales of our ordinary shares, whether by us or our shareholders, could cause the price of our Class A ordinary shares to decline.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of our Class A ordinary shares for return on your investment.

●	The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to our investors.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

●	Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

●	Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

●

During the course of the audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ordinary shares may be adversely impacted.

●	Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A ordinary shares.

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

●	Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we are allowed to follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Risks Related to Our Business

We face intense competition in the PRC education sector, which could lead to adverse pricing pressure, reduced operating margins, loss of market share, departure of qualified teachers and increasing capital expenditure.

The education sector in China is fast evolving, highly fragmented and competitive, and we expect competition in this sector to continue and intensify. Furthermore, education institutions’ performance is highly sensitive to demographic changes in China. Student enrollment in primary and secondary education in China can be substantially affected by PRC government policies on family planning. In Zhejiang province and Shanghai, where most of our operations are located, we face intense competition and pricing pressure. Our competitors may adopt similar or better curricula, student support services and marketing strategies, with more appealing pricing and service packages than what we are able to offer. In addition, some of our competitors may have more resources than we do and may be able to dedicate greater resources than we can to school development and promotion and respond more quickly than we can to changes in student demand, market needs and/or new technologies. As such, we may need to lower our tuition fees, or increase our spending in order to be competitive by retaining or attracting students and qualified teachers or identifying and pursuing new market opportunities. If we are unable to successfully compete for new students or partners, maintain or increase our fee levels, attract and retain qualified teachers or other key personnel, enhance the quality of our educational services or control the costs of our operations, our business, results of operations and financial condition may be materially and adversely affected.

Our business and results of operations mainly depend on the level of tuition fees we are able to charge and our ability to maintain and raise tuition fees.

The amount of tuition fees we are able to charge represents one of the most significant factors affecting our profitability. The majority of our revenues are derived from fees from our tutorial centers. Our fees have been determined based on demand for our educational programs and training courses, the cost of our operations, the geographic markets in which we operate our business, the fees charged by our competitors, our pricing strategy to gain market share and the general economic conditions in China and in the areas in which our tutorial centers are located, subject to applicable approvals by local government according to the nature of the private schools, e.g., for-profit or not-for-profit. Pursuant to the Law of the People’s Republic of China on the Promotion of Privately-run Schools amended in 2016 and further amended in 2018, the measures for the collection of fees by not-for-profit schools shall be formulated by local government of various provinces, autonomous regions and centrally-administrated municipalities. The Company’s business, operations and revenue have not been affected by such law, because local government regulations of Zhejiang and Shanghai, where our not-for-profit schools are located, have generally allowed school sponsors autonomy in running schools, including autonomy in pricing of tuition fees, and as a result we are able to charge tuition fees based on market conditions; the charging criteria of for-profit private schools are subject to market and shall be determined by the schools themselves. For the purposes of this law, among our operating entities that are established as schools, Hangzhou Jicai is a for-profit private school, while Yangfushan Tutorial is a not-for-profit school. There can be no assurance that we will be able to maintain or raise the fee levels we charge in the future, due to various reasons, many beyond our control, such as failure to obtain necessary approvals for fee increases, and even if we are able to maintain or raise fees, we are unsure how our fee rates will impact the number of student applications and enrollment. Our business, financial position and results of operations may be materially and adversely affected, if we fail to maintain or raise our fees while attracting sufficient students.

We face risks related to health epidemics, natural disasters, or terrorist attacks in China.

China and elsewhere worldwide have recently experienced and, in some parts of the world, including the U.S., are still experiencing the impacts of the COVID-19 pandemic, a disease caused by a novel and highly contagious form of coronavirus. The pandemic resulted in travel restrictions, massive closure of businesses and schools, and quarantine measures imposed by governments across the world. Substantially all of our operations are conducted in China and our students had to remain home from January to early April, 2020. Although we implemented measures to proactively respond to the situation by training our teachers to adapt to remote teaching, the COVID-19 pandemic has caused a disruption to our tutorial business. In April 2020, we resumed in-person teaching across our schools and tutorial centers, without substantial negative impact on the attendance of our teachers and students. A new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, and travel restrictions were imposed upon different provinces or cities in China by the relevant local government authorities. The Company temporarily closed its Shanghai office and the related tutorial centers and suspended offline marketing activities starting from April 1, 2022, as required by the local authorities in Shanghai, and employees located in Shanghai work remotely. Starting from June 1, 2022, the Company reopened the Shanghai office and resumed offline marketing activities. As such, during the fiscal year ended September 30, 2022, the COVID-19 pandemic had a material negative impact on the Company’s financial positions and operating results. As of the date of this annual report, the COVID-19 pandemic continues to impact the economy in China and worldwide, we currently are unable to predict the duration and severity of the spread of COVID-19, the responses thereto, and their impact on our business and operations, our results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, and the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented.

Additionally, our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, and other outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the region in which we operate or those generally affecting China. If any of these occur, our schools and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such event. Our physical facilities may also be affected. In addition, any of these could adversely affect the Chinese economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations.

Our business is heavily dependent on the reputation of our tutorial services.

Our ability to maintain our reputation depends on a number of factors, some of which are beyond our control. As we continue to grow and adapt our programs and services to the demand of our students, it may become difficult to maintain the quality and consistency of the services we offer, which may lead to diminishing confidence in our brand names.

Numerous factors can potentially impact the reputation of our tutorial services, including but not limited to, the degree of students’ and their parents’ satisfaction with our curriculum, our teachers and teaching quality, teacher or student scandals, negative press, interruptions to our services, failure to pass inspections by government educational authorities, loss of certifications and approvals that enable us to operate our tutorial centers and other businesses in the manner they are currently operated, and unaffiliated parties using our brands without adhering to our standards. Any negative impact on the reputation of one or more of our tutorial centers or businesses may lead to a decrease in students’ or their parents’ interest in our tutorial services or lead to termination of our cooperation with our partner-schools, which would materially and adversely affect our business.

We have established and developed our student base primarily through a variety of marketing methods. However, we cannot assure you that these marketing efforts will be successful or sufficient in further promoting our brands or in helping us to maintain our competitiveness. If we are unable to further enhance our reputation and increase market awareness of our programs or services, or if we need to incur excessive marketing and promotional expenses in order to remain competitive, our business, financial condition and results of operations may be materially and adversely affected. If we are unable to maintain or strengthen our reputation and brand recognition, we may not be able to maintain or increase student enrollment, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to continue to attract and retain students in our tutorial centers.

The success of our business largely depends on the number of students enrolled in our tutorial centers, as well as on the amount of fees our students and/or parents are willing to pay. Therefore, our ability to continue to attract students to enroll in our tutorial centers is critical to the continued success and growth of our business. The success of our efforts to enroll students will depend on several factors, including without limitation our ability to:

●	enhance existing programs to respond to market changes and student demands;

●	develop new programs that appeal to our students;

●	expand our geographic reach;

●	manage our growth while maintaining the consistency of our teaching quality;

●	effectively market our tutorial centers and programs to a broader base of prospective students; and

●	respond to the increasing competition in the market.

In addition, local and provincial government authorities may restrict our ability to provide tutorial services, and our business, financial condition and results of operations could be materially and adversely affected if we cannot maintain or increase our enrollment.

If we are not able to continue to secure agreements with some or all of our existing partner-schools, or secure new agreements with additional partner-schools for our non-English foreign language program, our results of operations and financial condition may be materially and adversely affected.

In December 2019, we started offering our non-English foreign language program by partnering with high schools nationwide in China. We intend to continue to grow this segment of our business by actively seeking and partnering with more high schools and by expanding to various parts of China. Typically, our agreements with these partner-schools are for three years, and these schools are not obligated to renew their existing agreements with us. If any of our current partner-schools discontinue our services, we cannot assure you that we will be able to timely secure service agreements with other schools to replace the lost revenue, if at all, and therefore, our results of operations and financial condition may be affected.

Our tutorial centers offer refunds to students who withdraw from enrollment within a certain predetermined period, and we cannot assure you that our estimates of refund will be accurate, or that such refunds will remain insignificant to our results of operations and our financial condition.

For our tutorial centers, we generally offer refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the education contract the student enters into with the relevant school or center. The refund is limited to the amount of fees that would be charged for any undelivered classes. Refund liability estimates are based on a historical refund ratio on a portfolio basis using the expected value method. As of September 30, 2022, 2021 and 2020, refund liability amounted to $237,691, $348,472 and $246,935, respectively. The refund amount is currently insignificant to our results of operations and our financial condition. However, we cannot assure you that our estimates of refund will be accurate. Additionally, we cannot assure you that such refunds will remain insignificant to our results of operations and our financial condition.

We may fail to continue to attract and retain teachers and we may not be able to maintain consistent teaching quality throughout our schools and tutorial centers.

Our teachers are critical to maintaining and improving the quality of our tutorial services, and to supporting the expansion of our services. We must continue to attract qualified teachers who have strong command of their subject areas and who meet our qualifications. Currently, there is a limited number of teachers in China with the necessary experience, expertise and qualifications that meet our requirements. We also have to provide competitive compensation packages to attract and retain qualified teachers.

The annual retention rate of our teachers as of September 30, 2022, 2021 and 2020, was 25.2%, 73.8% and 80.4%, respectively. The retention rate declined significantly due to the COVID-19 and reorganization in fiscal year 2022. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period). Shortages of qualified teachers, or significant decreases in the quality of our tutorial services, whether actual or perceived in one or more of our partner-schools or tutorial centers, may have a material and adverse effect on our business and our reputation. In addition, we may not be able to hire or retain enough qualified teachers to maintain consistent teaching quality. Further, any significantly increase in teacher salaries may have a material adverse effect on our business, financial condition and results of operations.

Our historical results may not be indicative of our future performance.

Our financial condition and results of operations may fluctuate due to a number of other factors, such as expansion and related costs in a given period, our ability to maintain and increase our profitability and to enhance our operational efficiency, increased competition and market perception and acceptance of any newly introduced educational programs in any given year. In addition, while we plan to further expand our network of partner-schools and tutorial centers, there is no guarantee that we will be able to do so successfully. Furthermore, we may not be successful in continuing to increase the number of students admitted to our programs.

We may not grow in future periods, and we may not achieve profitability on a quarterly or annual basis in the future. Our historical results, growth rates and profitability may not be indicative of our future performance. Our ordinary shares could be subject to significant price volatility should our earnings fail to meet the expectations of the investment community. Any of these events could cause the price of our ordinary shares to materially decrease.

We may not be able to successfully execute our growth strategies or effectively manage our growth, which may hinder our ability to capitalize on new business opportunities.

Managing and supporting our growth strategies require substantial management time and know-how, as well as the commitment of significant resources and expenditure. If any of these elements are not fulfilled, we may not be able to grow or effectively and efficiently manage the growth of our operations. Any failure to effectively and efficiently manage our resources may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business and financial results.

We plan to leverage our existing operations and resources to further expand our network of partner schools and tutorial centers. In addition, we plan to explore acquisition opportunities. We may not succeed in executing our growth strategies due to a number of factors, including failure to do any of the following:

●	identify cities with sufficient growth potential in which we can establish new partner schools;

●	identify suitable acquisition targets;

●	establish cooperation with partners;

●	effectively execute our expansion plans;

●	acquire or lease suitable land sites in the cities in which we plan to expand our operations;

●	obtain government support in cities where we already have schools or in cities or areas in which we plan to expand our operations;

●	effectively market our tutorial services in new markets or promote ourselves in existing markets;

●	replicate our successful growth model in new markets or new geographical locations outside of Zhejiang province and Shanghai city area;

●	obtain the requisite licenses and permits from the authorities necessary to open tutorial centers at our desired locations;

●	continue to enhance our course materials or adapt our course materials to changing student needs and teaching methods; and

●	achieve the benefits we expect from our expansion.

If we fail to successfully execute our growth strategies, we may not be able to grow as expected, and as a result, our business, financial condition and results of operations may be materially and adversely affected.

We are subject to taxation in multiple jurisdictions, which is complex and often requires making subjective determinations subject to scrutiny by, and disagreements with, tax regulators.

We are subject to many different forms of taxation in each of the countries and regions we form and/or conduct our business, of operation including, but not limited to, income tax, withholding tax, property tax, VAT and social security and other payroll-related taxes. Tax law and administration is complex, subject to change and varying interpretations and often requires us to make subjective determinations. In addition, we take positions in the course of our business with respect to various tax matters, including in connection with our operations. Tax authorities worldwide are increasingly rigorous in their scrutiny of corporate tax structures and may not agree with the determinations that are made, or the positions taken, by us with respect to the application of tax law. Such disagreements could result in lengthy legal disputes, an increased overall tax rate applicable to us and, ultimately, in the payment of substantial amounts of tax, interest and penalties, which could have a material adverse effect on our business, results of operations and financial condition.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of September 30, 2022 and 2021, there are $2,573,831 and $2,475,474 respectively of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended September 30, 2022, 2021 and 2020.

According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. There was no interest and penalty accrued as of September 30, 2022 and 2021, as the Company has not received any penalty or interest charge notice from local tax authorities. As of the date of this annual report, the tax years ended December 31, 2017 through December 31, 2022 for the Company’s PRC subsidiaries and VIEs remain open for statutory examination by PRC tax authorities.

We are subject to various approvals, licenses, permits, registrations and filings for our education and other services in the PRC.

In order to conduct and operate our education business, we are required to obtain and maintain various approvals, licenses and permits and to fulfill registration and filing requirements pursuant to applicable laws and regulations. For instance, to establish and operate a school, we are required to obtain a private school operation permit from the local education bureau and to register with the local civil affairs bureau to obtain a certificate of registration for a privately operated non-enterprise entity for not-for-profit private schools, or register with the local administration for industry and commerce for for-profit private schools.

Given the significant amount of discretion the local PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, while we intend to use our best efforts to obtain all requisite permits and complete all necessary filings, renewals and registrations on a timely basis, we cannot assure you that we will be able to obtain all required permits. If we fail to receive any required permit in a timely manner or obtain or renew any permits and certificates, we may be subject to fines, confiscation of the gains derived from our noncompliant operations, suspension of our non-compliant operations, compensation payments for any economic loss suffered by our students or other relevant parties, which may materially and adversely affect our business, financial condition and results of operations.

New legislation or changes in the PRC regulatory requirements regarding private education have affected, and may further affect, our business operations and prospects materially and adversely.

The private education sector in China is subject to regulations in various aspects. Relevant rules and regulations could be amended or updated from time to time.

On April 7, 2021, the revised Implementation Rules for the Law for Promoting Private Education of the PRC, which regulates the establishment, organization and operation of private schools, teachers and educators, assets and financial management of schools, among other things, was promulgated and became effective on September 1, 2021. The revised Implementing Regulation prohibits private schools that provide compulsory education to be controlled by means of agreements or to enter into any transactions with any related parties. Until September 2021, the Company had controlled and received the economic benefits from two private schools that provide compulsory education through VIE Agreements, to provide contractual exposure to foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the Chinese operating companies. Under U.S. GAAP, the Company was deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIEs for accounting purposes, because pursuant to the VIE Agreements, the operations of the VIEs were solely for the benefit of the Company, and the Company was deemed to be the primary beneficiary of the VIEs for accounting purposes and must consolidate the VIE. In order to become compliant with the Implementing Regulation, in September 2021, the Company completed a reorganization to divest its operations of these two private schools and no longer uses a VIE structure. The Reorganization had materially and adversely impacted our operations and future prospects, as these two private schools had represented a significant portion of our business and operations.

On July 24, 2021, the general offices of the Communist Party of China Central Committee and the State Council jointly issued the Guideline, which contains various requirements and restrictions related to after school tutoring services, including registration as a non-for-profit school, a prohibition on foreign ownership, a prohibition for listed companies on raising capital to invest in businesses that teach academic subjects in compulsory education, limitations as to when tutoring services on academic subjects may be provided and new fee standards. On July 28, 2021, to further clarify the scope of academic subjects in China’s compulsory education system, the PRC Ministry of Education issued a notice (the “Notice”). The Notice specified that academic subjects include the following courses provided in accordance with the learning content of the national curriculum standards: Morality and Law, Chinese Language, History, Geography, Mathematics, foreign languages (English, Japanese, and Russian), Physics, Chemistry and Biology. In accordance with the Guideline and the Notice, the Company currently assesses that its tutorial centers do not provide academic subjects in China’s compulsory education system and, therefore, are not subject to the above requirements and restrictions. (See “Item 4. INFORMATION ON THE COMPANY—B. Business Overview—Regulations—Regulations Related to Private Education—9. Guideline to Significantly Reduce the Excessive Burden of Homework and After-school Tutoring for Students in Primary and Middle Schools (the “Guideline”). Nevertheless, the Guideline may be expanded in the future to cover any aspect of our business or operations. As of the date of this annual report, there remain uncertainties in the interpretation and enforcement of the revised Implementing Regulations and Guideline, which could materially and adversely impact our business and financial outlook.

The Law on the Promotion of Private Schools of the PRC was amended in November 2016, which became effective on September 1, 2017, and the Decision on Amending the Law for Promoting Private Education of the PRC (the “Decision”) was further amended in December 2018. According to the Decision, private schools can be established as for-profit or not-for-profit schools, with the exception of schools that provide compulsory education, which can only be established as not-for-profit private schools. In addition, pursuant to the Decision, (i) school sponsors of for-profit private schools are allowed to receive the operating profits of the schools while the school sponsors of not-for-profit private schools are not permitted to do so; (ii) not-for-profit private schools shall enjoy the same preferential tax and supply of land treatment as public schools while for-profit private schools shall enjoy the preferential tax and supply of land treatment as stipulated by the government; and (iii) for-profit private schools have the discretion to determine the fees to be charged by taking into consideration various factors such as the school operating costs and market demand, and no prior approval from government authorities is required, while not-for-profit private schools shall collect fees pursuant to the measures stipulated by the local PRC government authorities. For details on the distinction between for-profit private schools and not-for-profit private schools under the amended Law on the Promotion of Private Schools of the PRC, please see “Item 4. INFORMATION ON THE COMPANY—B. Business Overview—Regulations—Regulations Related to Private Education—2. Law for Promoting Private Education of PRC.” The amount of tuition fees we are able to charge represents one of the most significant factors affecting our profitability. As of the date of this annual report, among all of our operating entities that are established as schools, Hangzhou Jicai is our only for-profit school, while Yangfushan Tutorial is a not-for-profit school. As of the date of this annual report, local government regulations of Zhejiang and Shanghai, where our not-for-profit schools are located, have generally allowed school sponsors autonomy in school operations, including autonomy in pricing of tuition fees. Accordingly, local governments in Shanghai and Zhejiang have not directly interfered with the determination of pricing of tuition fees of our not-for-profit schools, and we are able to charge fees based on market conditions. As such, as of the date of this annual report, the company’s business, operations and revenue have not been affected by the designation of “for-profit” or “not-for-profit” for private schools. However, if local governments start to impose restrictions on the charging criteria for the collection of tuition fees by not-for-profit schools, then the revenue of our not-for profit schools could be negatively affected. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Our Business—Our business and results of operations mainly depend on the level of tuition fees we are able to charge and our ability to maintain and raise tuition fees.”

On December 30, 2016, the Implementation Regulations for Classification Registration of Private Schools (the “Classification Registration Rules”) were promulgated by five PRC government authorities, and became effective on the same date. According to the Classification Registration Rules, existing private schools are required to choose to register either as not-for-profit or for-profit private schools with competent government authorities. If a school elects to register as a for-profit school, it is required to (i) undertake financial settlement, (ii) clarify the ownership of land, school premises and properties it accumulated during its operations, (iii) pay relevant taxes and fees, and (iv) obtain a new private school operation permit and re-register with relevant authorities. We are unable to predict or estimate the potential costs and expenses in choosing and adjusting our structure. We may incur significant administration and financial costs when we choose to or we are required to complete the re-registration process, which may materially and adversely affect our business, financial condition and results of operations. However, we cannot assure you that the implementation of the relevant rules and regulations by the competent authorities will not deviate from our understanding.

Uncertainties exist with respect to the interpretation and enforcement of new and existing laws and regulations, including their interpretations and applications by the government authorities may impact any of our business operations. We cannot assure you that we will be in compliance with the new rules and regulations, or that we will be able to timely and efficiently change our business practices in line with the new regulatory environment. Any such failure could materially and adversely affect our business, financial condition, results of operations and prospects.

As we currently provide meal services through Lilong Logistics, we may be exposed to potential liabilities if we cannot maintain food quality standards, which could adversely and materially affect our business.

As we provide meal services, we may be exposed to potential liabilities if we are not able to maintain food quality standards. Although we strive to maintain the quality of food we provide, we cannot assure you that we will always meet the food quality standards required by applicable laws and regulations or maintain proper operations. Therefore, we cannot assure you that incidents and other issues caused by poor food quality will not occur in the future. Any of the foregoing could seriously damage our reputation and affect our student enrollment, which would have an adverse effect on our business, financial condition and results of operations.

Accidents or injuries suffered by our students, our employees or other personnel at our premises may adversely affect our reputation and subject us to liabilities.

We could be held liable for accidents or injuries or other harm to students or other people at our premises, including those caused by or otherwise arising in connection with our facilities or employees. We could also face claims alleging that we were negligent, did not adequately maintain our facilities or provided insufficient supervision to our students and therefore may be held liable for accidents or injuries suffered by our students or other people at our school premises. In addition, if any of our students or teachers commits any acts of violence, we could face allegations that we failed to provide adequate security or were otherwise responsible for his or her actions. Furthermore, in such events, our tutorial centers may be perceived to be unsafe, which may discourage prospective students from applying for or attending our tutorial centers. Although we maintain certain liability insurance, this insurance coverage may not be adequate to fully protect us from these kinds of claims and liabilities. Further, we may not be able to renew our insurance policies in the future at reasonable prices or at all. A liability claim against us or any of our employees could adversely affect our reputation and student enrollment and retention. Also, such claim may create unfavorable publicity, cause us to pay compensation, incur costs in defending such claim, and divert the time and attention of our management, all of which may have a material adverse effect on our business, prospects, financial condition and results of operations.

We maintain limited insurance coverage.

We maintain various insurance policies, such as liability insurance, for all of our teachers and students to safeguard against risks and unexpected events. However, our insurance coverage is still limited in terms of amount, scope and benefit and we do not maintain property insurance for our buildings or premises, nor do we maintain business insurance for our operations. Consequently, we are exposed to various risks associated with our business and operations. We are nevertheless exposed to risks, including, but not limited to, accidents or injuries in our tutorial centers that are beyond the scope of our insurance coverage, fires, explosions or other accidents for which we do not currently maintain insurance, loss of key management and personnel, business interruption, natural disasters, strikes, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business-related insurance products. We do not have any business disruption insurance or key-man life insurance. Any business disruption, litigation or legal proceedings or natural disaster, such as epidemics, pandemics or earthquakes, or other events beyond our control could result in substantial costs and the diversion of our resources. Our business, financial condition and results of operations may be materially and adversely affected as a result.

If we fail to protect our intellectual property rights or prevent the misappropriation of our intellectual property rights, we may lose our competitive edge and our brand, reputation and operations may be materially and adversely affected.

Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of trademark and trade secret laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. The practice of intellectual property rights enforcement action by the PRC regulatory authorities is in its early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs diversion of our management’s attention and resources and could disrupt our business. In addition, there is no assurance that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from using our intellectual property without authorization. Failure to adequately protect our intellectual property could materially and adversely affect our brand name and reputation, and our business, financial condition and results of operations. We may face disputes from time to time relating to the intellectual property rights of third parties. We cannot assure you that materials and other educational content used in our educational programs do not or will not infringe the intellectual property rights of third parties. As of the date of this annual report, we did not encounter any material claim for intellectual property infringement. However, we cannot assure you that in the future third parties will not claim that we have infringed their proprietary rights. Although we plan to defend ourselves vigorously in any such litigation or legal proceedings, there is no assurance that we will prevail in these matters. Participation in such litigation and legal proceedings may also cause us to incur substantial expenses and divert the time and attention of our management. We may be required to pay damages or incur settlement expenses. In addition, in case we are required to pay any royalties or enter into any licensing agreements with the owners of intellectual property rights, we may find that the terms are not commercially acceptable and we may lose the ability to use the related content or materials, which in turn could materially and adversely affect our educational programs and our operations. Any similar claim against us, even without any merit, could also hurt our reputation and brand image. Any such event could have a material and adverse effect on our business, financial condition and results of operations.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Pursuant to PRC laws and regulations, we are required to participate in various employee social insurance plans, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance, and the housing provident fund, and contribute to these plans and fund at the levels specified by the relevant local government authorities from time to time at locations where we operate our business. For the fiscal years ended September 30, 2022, 2021 and 2020, we did not make full contributions to the social insurance plans as required under the relevant laws and regulations. As of September 30, 2022, 2021 and 2020, we had outstanding social insurance payments payable in the aggregate amount of approximately $98,190, $54,784 and $39,182, respectively. Although we have not received any notice from the relevant local government authorities regarding the outstanding contributions, we cannot assure you that the relevant local government authorities will not require us to pay the outstanding amount within a prescribed time or impose late fees or fines on us. A late fee of 0.05% per day and a fine of one to three times the outstanding amount may be imposed by the authority, which may materially and adversely affect our business, financial condition and results of operations.

We have a limited history of operating some of our business lines.

We have been offering non-English foreign language programs via our tutorial centers but have only been offering non-English foreign language programs by partnering with high schools since December 2019. Additionally, we have only been offering logistics services since December 2019 via our newly established logistics company. Our limited history of operating part of our business may not serve as an adequate basis for evaluating our future prospects and operating results, including net revenue, cash flows and profitability.

Unauthorized disclosure or manipulation of student, teacher and other sensitive personal data, whether through breach of our network security or otherwise, could expose us to litigation or otherwise could adversely affect our reputation.

Maintaining our network security and internal controls over access rights is of critical importance because proprietary and confidential student and teacher information, such as names, addresses, and other personal information, is primarily stored in our computer database located at each of our tutorial centers. If our security measures are breached as a result of actions by third-parties, employee error, malfeasance or otherwise, third parties may receive or be able to access student or teacher records, which could subject us to liabilities, interrupt our business and adversely impact our reputation. Additionally, we run the risk that our employees or third parties could misappropriate or illegally disclose confidential educational information in our possession. As a result, we may be required to expend significant resources to provide additional protection from the threat of these security breaches or to alleviate problems caused by these breaches.

We have limited sources of working capital, which have been primarily funded from operations, bank loans, and advances from shareholders, and we cannot assure you that our needs for additional financing will be met in the future

As of September 30, 2022 and 2021, we had cash of approximately $20.3 million and $1.2 million, total current assets of approximately $22.1 million and $5.5 million, and total current liabilities of approximately $12.6 million and $12.6 million, respectively. The Company has limited source of working capital and historically has funded its working capital needs primarily from operations, bank loans, and advances from shareholders, and intends to continue doing so in the near future. No assurance can be given that we will have revenues sufficient to sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment, or we will be able to obtain any additional capital through operations, bank loans, and advances from shareholders, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations would be materially negatively impacted.

Risks Relating to Doing Business in the PRC

A severe or prolonged slowdown in the Chinese economy could materially and adversely affect our business and financial condition.

The rapid growth of the Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China; the withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There are also concerns about the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the Chinese economy would likely materially and adversely affect our business, results of operations, and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon the operating entities’ ability to operate profitably in the PRC.

The operating entities currently conduct all of their operations and all of their revenue is generated in the PRC. Accordingly, economic, political, and legal developments in the PRC will significantly affect the operating entities’ business, financial condition, results of operations, and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. The operating entities’ ability to operate profitably in the PRC may be adversely affected by changes in policies, regulations, rules, and the enforcement of laws by the PRC government, which changes may be quick with little advance notice.

Given the Chinese government’s significant oversight and discretion over the conduct of the operating entities’ business, the Chinese government may intervene or influence the operating entities’ operations at any time, which could result in a material change in their operations and/or the value of our ordinary shares.

The Chinese government has significant oversight and discretion over the conduct of the operating entities’ business and may intervene or influence their operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in their operations and/or the value of our ordinary shares.

The Chinese government has recently published new policies that significantly affected certain industries, such as the education and Internet industries, and the operating entities cannot rule out the possibility that it will in the future release regulations or policies regarding the operating entities’ industry that could adversely affect their business, financial condition, and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas, such as environmental protection or corporate social responsibilities, the operating entities may incur increased compliance costs or become subject to additional restrictions in their operations. Certain areas of the law in China, including intellectual property rights and confidentiality protections, may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on the operating entities’ business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to our Company and subsidiaries as a whole and our investors.

Any actions by the Chinese government, including any decision to intervene or influence the operating entities’ operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause them to make material changes to their operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The operating entities’ ability to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. As such, the operating entities may be subject to various government and regulatory interference in the provinces in which they operate. The operating entities could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The operating entities may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we believe our Company and our PRC subsidiaries are currently not required to obtain permission from any Chinese authorities and neither we nor any of our PRC subsidiaries have received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operating entities’ operations at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause the operating entities to make material changes to their operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the operating entities’ business and our offerings.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this annual report, we have not received any notice from any authorities identifying any of the operating entities as a CIIO or requiring any of the operating entities to go through cybersecurity review or network data security review by the CAC. As the Cybersecurity Review Measures became effective and if the Security Administration Draft is enacted as proposed, we believe that the operating entities’ operations and our listing will not be affected and that the operating entities are not subject to cybersecurity review or network data security review by the CAC, given that: (i) as a company that mainly operates tutorial centers, our operating entities are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) PRC operating entities possess personal data of fewer than one million individual clients in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information in the near future, which the operating entities understand might otherwise subject the operating entities to the Cybersecurity Review Measures; and (iii) since the operating entities are in the tutorial and logistics industries, data processed in their business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, the operating entities will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on them. We cannot guarantee, however, that the operating entities will not be subject to cybersecurity review and network data security review in the future. During such reviews, the operating entities may be required to suspend their operations or experience other disruptions to their operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of the operating entities’ managerial and financial resources, which could materially and adversely affect the operating entities’ business, financial conditions, and results of operations and our offerings.

The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject the operating entities to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject the operating entities to additional compliance requirement in the future. As the Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that the operating entities will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

Increases in labor costs in the PRC may adversely affect the operating entities’ business and profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for the operating entities’ employees has also increased in recent years. We expect that the operating entities’ labor costs, including wages and employee benefits, will continue to increase. Unless the operating entities are able to pass on these increased labor costs to their customers by increasing prices for their products, the operating entities’ profitability and results of operations may be materially and adversely affected.

In addition, pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that the operating entities decide to terminate some of their employees or otherwise change their employment or labor practices, the Labor Contract Law and its implementation rules may limit the operating entities’ ability to effect those changes in a desirable or cost-effective manner, which could adversely affect the operating entities’ business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that the operating entities’ employment practice does not and will not violate labor-related laws and regulations in China, which may subject them to labor disputes or government investigations. If the operating entities are deemed to have violated relevant labor laws and regulations, the operating entities could be required to provide additional compensation to their employees and the operating entities’ business, financial condition and results of operations could be materially and adversely affected.

Because we are a Cayman Islands exempted company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. A majority of our assets are located in China. In addition, all of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult or impossible for you to bring an action against us in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

On August 26, 2022, the CSRC, MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

On December 23, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023”, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which also reduced the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

Our current auditor is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this annual report, the PCAOB has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our continued listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and the majority of our operations are conducted in China. The Accelerating Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023 reduced the period of time for foreign companies to comply with PCAOB audits to two consecutive years, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. Delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company does not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise expose us or our PRC resident shareholders to liabilities or penalties.

In July 2014, the SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or the “SAFE Circular 37,” which replaced the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles. According to the SAFE Circular 37, PRC residents or entities are required to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle, known as “SPV,” undergoes material events relating to any changes of basic information (such as change of such PRC residents or entities, name and operation term), increase or decrease of investment amount, transfer or exchanges of shares, and mergers or divisions.

As of the date of this annual report, all of the shareholders who are subject to the SAFE Circular 37 and Individual Foreign Exchange Rules have completed the registrations required by the SAFE Circular 37. We have urged all PRC residents or entities who directly or indirectly hold shares in our Company and who are currently known to us as being PRC residents to make the necessary applications, filings, and amendments as required under the SAFE Circular 37 and other related rules. We attempt to comply, and attempt to ensure that our shareholders and beneficial owners who are subject to these rules comply with the relevant requirements. We cannot, however, provide any assurances that all of our shareholders or beneficial owners who are PRC residents will comply with our request to comply with the SAFE Circular 37 requirements, nor can we assure that we will be inform of the identities of all the current and future PRC residents or entities holding direct or indirect interest in our Company. Failure by any of such shareholders or beneficial owners to comply with relevant requirements under these regulations could subject us to fines or sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to pay dividends or make distributions to us and limit our ability to increase our investment in our PRC subsidiaries, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owner of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary fillings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirement we may have, and any limitation on the ability of our subsidiaries to make payments to us and any tax we are required to pay could have a materially adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Under PRC laws and regulations, our PRC subsidiary, Golden Sun Wenzhou, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In response to the persistent capital outflow and the RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China (“PBOC”) and SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or “PBOC Circular 306,” on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls, and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in the PRC—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or “FIEs,” in China, capital contributions to our PRC subsidiary, Golden Sun Wenzhou, which are FIEs, are subject to the approval of or filing with the Ministry of Commerce of the PRC (“MOFCOM”) or its local counterparts and registration with a local bank authorized by SAFE. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. The reason is that there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures.

On the other hand, any foreign loan provided by us to our PRC subsidiaries is required to be registered with SAFE or its local branches or filed with SAFE in its information system, and our PRC subsidiaries may not procure foreign loans which exceed the difference between its total investment amount and registered capital (the “Current Foreign Debt Mechanism”) or, as an alternative, only procure loans subject to the calculation approach and limitations as provided in the PBOC’s Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or “PBOC Notice No. 9” (the “PBOC Notice No. 9 Mechanism”), which shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to PBOC Notice No. 9, after a transition period of one year since its promulgation, PBOC and SAFE will determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the PBOC Notice No. 9 Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries may be significantly limited, which may adversely affect our business, financial condition, and results of operations.

If we seek to make capital contributions into our PRC subsidiaries or provide any loans to our PRC subsidiaries in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Because the operating entities’ business is conducted in RMB and the price of our ordinary shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

The operating entities’ business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. The value of RMB against the U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenue, and financial condition.

Under the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The PRC Enterprise Income Tax Law (the “EIT Law”) and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or the “SAT,” issued a circular known as “SAT Circular 82” (partially abolished on December 29, 2017), which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore are located in China. There are, however, no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiaries and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise,” any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our ordinary shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our ordinary shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our ordinary shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our Hong Kong subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC and the Notice of the SAT on Issues Regarding the Implementation of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” issued by the SAT, such rate may be reduced to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to the distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the China-Hong Kong special arrangement and other applicable PRC laws. Furthermore, under the SAT’s Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties effective in August 2015, non-resident taxpayers shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. See “Item 10. ADDITIONAL INFORMATION—E. Taxation—People’s Republic of China Taxation.” We have determined that we are qualified to enjoy the preferential tax treatment. We cannot assure you, however, that our determination will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the China-Hong Kong special arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or “SAT Bulletin 7,” which was partially abolished in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxed if we are transferor in such transactions, and may be subject to withholding obligations if we are transferee in such transactions under SAT Bulletin 7. For transfer of shares in our Company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our Company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its after-tax profits as statutory reserve funds, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. Our PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principle of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in the PRC—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings, or any of our other public pronouncements.

The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” and recently adopted PRC regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. MOFCOM or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Risks Relating to Our Ordinary Shares and the Trading Market

Substantial future sales of our Class A ordinary shares or the anticipation of future sales of our ordinary shares, whether by us or our shareholders, could cause the price of our Class A ordinary shares to decline.

An aggregate of 14,325,491 Class A ordinary shares are outstanding as of the date of this annual report. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our ordinary shares in the public market, the trading price of our Class A ordinary shares could decline significantly. Similarly, the perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our shares. A decline in the price of our Class A ordinary shares might impede our ability to raise capital through the issuance of additional Class A ordinary shares or other equity securities. In addition, the issuance and sale by us of additional ordinary shares, or securities convertible into or exercisable for our ordinary shares, or the perception that we will issue such securities, could reduce the trading price for our Class A ordinary shares as well as make future sales of equity securities by us less attractive or not feasible.

Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of our Class A ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

Securities analysts may not cover our Class A ordinary shares and this may have a negative impact on the market price of our Class A ordinary shares.

The trading market for our Class A ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts (provided that we have engaged various non-independent analysts). We do not currently have and may never obtain research coverage by independent securities and industry analysts. If no independent securities or industry analysts commence coverage of us, the trading price for our Class A ordinary shares would be negatively impacted. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Class A ordinary shares, changes their opinion of our shares, or publishes inaccurate or unfavorable research about our business, the price of our Class A ordinary shares would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A ordinary shares could decrease and we could lose visibility in the financial markets, which could cause the price and trading volume of our Class A ordinary shares to decline.

The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to our investors.

The trading price of our Class A ordinary shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A ordinary shares, regardless of our actual operating performance.

In addition, the market price of our Class A ordinary shares may be volatile, both because of actual and perceived changes in our financial results and reports, and because of general volatility in the stock market. The factors that could cause fluctuations in our share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of our Company or other companies in the activated carbon business;

●	changes in financial estimates by research analysts;

●	mergers or other business combinations involving us;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting us or our industry;

●	the trading volume of our Class A ordinary shares in the public market;

●	the release of lockup, escrow, or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	changes in economic conditions, including fluctuations in global and Chinese economies;

●	financial market conditions;

●	the COVID-19 pandemic;

●	natural disasters, terrorist acts, acts of war, or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations may materially and adversely affect the market price of our Class A ordinary shares.

Techniques employed by short sellers may drive down the market price of our Class A ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We may in the future be the subject of unfavorable allegations made by short sellers. Any such allegations may be followed by periods of instability in the market price of our Class A ordinary shares and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and the value of any investment in our could be greatly reduced or rendered worthless.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act,” compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in the Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

Being a public company and these new rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently are qualified as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

As an exempted company incorporated in the Cayman Islands with limited liability that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to rely on certain home country practice with respect to our corporate governance. Specifically, we have elected to be exempt from the requirements under (a) Nasdaq Listing Rule 5635 to obtain shareholder approval for (i) the issuance 20% or more of our outstanding ordinary shares or voting power in a private offering, (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company, and (b) Nasdaq Listing Rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporate action or issuance. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our securities are listed on the Nasdaq Capital Market. We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the criteria for maintaining our listing, our securities could be subject to delisting.

If our securities are subsequently delisted from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A ordinary shares is a “penny stock,” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A ordinary shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We do not know whether a market for the Class A ordinary shares will be sustained or what the trading price of the Class A ordinary shares will be and as a result it may be difficult for you to sell your Class A ordinary shares.

Although our Class A ordinary shares trade on Nasdaq, an active trading market for the Class A ordinary shares may not be sustained. It may be difficult for you to sell your Class A ordinary shares without depressing the market price for the Class A ordinary shares. As a result of these and other factors, you may not be able to sell your Class A ordinary shares. Further, an inactive market may also impair our ability to raise capital by selling Class A ordinary shares, or may impair our ability to enter into strategic partnerships or acquire companies or products by using our Class A ordinary shares as consideration.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred, or other special rights or restrictions without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Our board of directors may refuse or delay the registration of the transfer of ordinary shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our ordinary shares are listed or traded from time to time, our board of directors may resolve to refuse the registration of the transfer of our ordinary shares. Where our directors do so, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year. Our directors may also refuse or delay the registration of any transfer of ordinary shares if the transferor has failed to pay an amount due in respect to those ordinary shares. If our directors refuse to register a transfer, they shall, as soon as reasonably practicable, send the transferor and the transferee a notice of the refusal or delay in the approved form.

This, however, will not affect market transactions of the ordinary shares purchased by investors in a public offering. Where the ordinary shares are listed on a stock exchange, the ordinary shares may be transferred without the need for a written instrument of transfer, if the transfer is carried out in accordance with the rules of the stock exchange and other requirements applicable to the ordinary shares listed on the stock exchange.

During the course of the audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ordinary shares may be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

We, in connection with the preparation of our consolidated financial statements for the fiscal year ended September 30, 2022, identified the following material weaknesses: (1) we lack sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues, and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and (2) for certain related party related party transactions, we do not have management review, approval, or related documentation in place. See “Item 15. CONTROLS AND PROCEDURES—Disclosure Controls and Procedures.” Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iii) setting up formal protocols to review, approve, and document related party transactions. However, measures that we implement may not fully address the material weaknesses in our internal control over financial reporting and we may not be able to conclude that the material weaknesses have been fully remedied.

Failure to correct the material weaknesses and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Due to the material weaknesses in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of September 30, 2022. This could adversely affect the market price of our Class A ordinary shares due to a loss of investor confidence in the reliability of our reporting processes.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A ordinary shares.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act, 2018, or the Substance Act, and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as we are a tax resident outside the Cayman Islands, we are not required to satisfy the economic substance test. Although it is presently anticipated that the Substance Act will have little material impact on us and our operations, as the legislation is relatively new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

If we are classified as a PFIC, United States taxpayers who own our Class A ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we have and any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

Although the law in this regard is unclear, we treat PRC subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company (” PFIC”).”

The dual class structure of our ordinary shares has the effect of concentrating voting control with our Chairman and Chief Executive Officer, Mr. Xueyuan Weng, who is the only owner of our Class B ordinary shares, and his interests may not be aligned with the interests of our other shareholders.

Our Class B ordinary shares have five votes per share, and our Class A ordinary shares have one vote per share, on all matters subject to vote at general meetings of the Company. Mr. Xueyuan Weng, our Chairman and CEO, currently beneficially hold approximately 58% of the total votes for our issued and outstanding share capital. Because of the five-to-one voting ratio between our Class B ordinary shares and Class A ordinary shares, the holder of our Class B ordinary shares could collectively control a majority of the aggregate voting power of our issued ordinary shares and therefore be able to control all matters submitted to our shareholders for approval. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate actions requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our share capital that you may feel are in your best interest as one of our shareholders. Such concentration of voting power could also have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Class A ordinary shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Class A ordinary shares.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

Several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary shares.

Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we are allowed to follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder, Mr. Xueyuan Weng, owns more than a majority of the voting power of our outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Reorganization

On September 1, 2021, the revised Implementing Regulation became effective. The revised Implementing Regulation prohibits private schools that provide compulsory education to be controlled by means of agreements or to enter into any transactions with any related parties. Until September 2021, the Company had controlled and received economic benefits from the VIEs, Ouhai Art School and Chongwen Middle School, two private schools that provide compulsory education, through a series of contractual arrangements (the “VIE Agreements”) to provide contractual exposure to foreign investment in Chinese-based companies, where Chinese law prohibits direct foreign investment in Chinese operating companies. In order to become compliant with the revised Implementing Regulation, in September 2021, the Company completed a reorganization to divest its operations of Ouhai Art School and Chongwen Middle School. Through the Reorganization, (1) the Company sold all of its shares in Golden Sun Shanghai (the entity that controls Chongwen Middle School through contractual arrangements); and (2) Golden Sun Wenzhou, one of the Company’s subsidiaries, terminated its VIE Agreements with Ouhai Art School. As a result of the foregoing, neither the Company nor any of its subsidiaries controls or receives economic benefits from any private schools that provide compulsory education, and, as of the date of this annual report, we believe the Company and its subsidiaries are compliant with the revised Implementing Regulation. All discussions in this annual report relating to the Company’s operation of Quhai Art School or Chongwen Middle School are provided for historical context only.

For the fiscal years ended September 30, 2021 and 2020, the revenues generated by the VIEs accounted for approximately 32% and 45% of our total revenue, respectively. The divestures of the VIEs, which represented a strategic shift that had a major effect on the Company’s operations and financial results, triggered discontinued operations accounting in accordance with ASC 205-20-45, and resulted in the VIEs being considered as discontinued operations. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities of discontinued operation in the consolidated financial statements for the periods presented, while results of operations related to the discontinued operations were retroactively reported as income (loss) from discontinued operations in the consolidated financial statements for the periods presented. Please refer to the financial statements included in this annual report for more details.

See “Item 3. KEY INFORMATION—Corporate Structure” for our latest corporate structure.

Corporate Information

Golden Sun Education Group Limited, or Golden Sun Cayman, was incorporated in the Cayman Islands on September 20, 2018.

Our principal executive office is located at: 8th Floor, Administration Building, 390 East Tiyuhui road, Hongkou District, Shanghai, PRC. Our telephone at this address is +86-021-65649858. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands, and the phone number of our registered office is +1-345-769 9372. We maintain a corporate website at http://www.jtyjyjt.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS—Capital Expenditures.”

B. Business Overview

Overview

We are not a Chinese operating company, but rather a holding company incorporated in the Cayman Islands. Our Class A ordinary shares are shares of our Cayman Islands holding company. As a holding company with no material operations of our own, we conduct our operations through our operating entities established in the PRC.

We are a provider of tutorial services in China. Established in 1997 and headquartered in Shanghai, China, we have over twenty years of experience providing educational services that focus on the development of each of our student’s strengths and potential, and the promotion of life-long skills and interests in learning. Our tutorial centers span over four locations across Wenzhou city and Hangzhou city in Zhejiang province, and Shanghai city, China. Our current operation includes four tutorial centers for children and adults, one educational company that partners with high schools to offer language classes to their students, and one logistics company that provides logistic and consulting services.

Our centers offer the following tutorial programs.

●	Yangfushan Tutorial offers a Gaokao repeater tutorial program to high school students who retake Gaokao. Yangfushan Tutorial is also entrusted to offer high school program education to students of the Central Radio & Television Secondary Specialized School located in Wenzhou City, China.

●	Hongkou Tutorial offers various English and other foreign language tutorial programs and Gaokao and Zhongkao repeater tutorial programs to individual students as well as companies and other organizations.

●	Jicai Tutorial offers non-English foreign language tutorial programs to individual students, companies and other organizations.

●	Zhouzhi Tutorial offers non-English foreign language tutorial programs to individual students, companies and other organizations.

Our repeater tutorial program programs are specifically targeting the upcoming Gaokao or Zhongkao. As for foreign language tutoring, we offer English, Spanish, German, French and Japanese courses to students who intend to study abroad, individuals seeking jobs that require certain proficiency in these languages, and companies or organizations whose workers need to have certain proficiency in these languages.

In addition to tutorial programs offered by our tutorial centers, Qinshang Education, our China-based subsidiary established in December 2019, partners with selective high schools to provide non-English foreign language (Spanish and French as secondary language) tutoring services to high school students.

Since December 2019, we started generating a small percentage of our revenue from providing logistics, consulting, and catering services through Lilong Logistics. As of the date of this annual report, we have entered into four agreements with four customers, who are mostly Kindergartens.

For the fiscal years ended September 30, 2022, 2021, and 2020, the total revenue was approximately $10.8 million, $15.0 million, and $7.7 million, and the net income (loss) was approximately $(2.1) million, $2.2 million, and $55,000, respectively. For the same aforementioned periods, the revenue derived from tutorial services accounted for 86%, 90%, and 88% of the total revenue, respectively; and the revenue derived from logistics and consulting services accounted for 14%, 10%, and 12% of the total revenue, respectively.

Our Tutorial Services

We operate tutorial centers through our China based subsidiaries. All of our tutorial centers are located in either Wenzhou city, Hangzhou city, Zhejiang province or Shanghai City in China. In December, 2019, we established Qinshang Education to offer non-English foreign language tutorial programs to students enrolled in the high schools we select and partner with throughout the PRC, or partner schools, with a focus on Spanish language.

The following table sets forth the basic information of our tutorial services as of December 31, 2022.

Name	Year Opened / Acquired		Type	Programs / Services Offered	Number of Students	Number of Classes	Number of Teachers and Educational Staff
Yangfushan Tutorial	2008/2018	(1)	Tutorial center; operates as a Not-for-profit school	Gaokao Repeater Tutorial Program	399	10	28
				Sub-total	399	10	28
Hongkou Tutorial	2000/2015	(2)	Tutorial center; operates as a company	Gaokao Repeater Tutorial Program	77	4
				English Program	745	112
				Non-English foreign Language Program	410	81
				Sub-total	1,232	197	59
Jicai (Hangzhou) Tutorial	2017/2019	(3)	Tutorial center; operates as a For-profit school;	Non-English foreign Language Program	115	40
Zhouzhi Tutorial	2012/2019	(4)	Tutorial center; operated as company	Non-English foreign Language Program	2,003	615
				Sub-total	2,118	655	94
Qinshang	2019		Operated as a company	Non-English foreign Language Program	1,875	85	79
				Sub-total	1,875	85	79
Total					5,624	947	260

(1)	Yangfushan Tutorial commenced operation in 2008. Mr. Weng acquired the school in 2008 and the school was later acquired by the Company in 2018.

(2)

Hongkou Tutorial commenced operation in 2000 and was acquired by the Company in 2015.  Prior to 2022, it was operated as a not-for-profit school by Shanghai Hongkou Practical Foreign Language Tutorial School, which ceased operation and transferred all of its existing business to Xianjin Technology on December 31, 2021.

(3)	Hangzhou Jicai commenced operation in 2017, and were acquired by the Company in 2019.

(4)	Zhouzhi Tutorial is operated by Zhouzhi Culture, which commenced operation in 2012 and was acquired by the Company in 2019. The Company’s former tutorial center, Shanghai Jicai, transferred its business to Zhouzhi Culture in 2022.

Our Tutorial Centers

Through our PRC subsidiary, Golden Sun Wenzhou and its subsidiaries, we currently operate tutorial centers, with each offering different programs and serving different groups of students.

Yangfushan Tutorial is the only full-time school for Gaokao repeaters in Wenzhou city, China. Students of Yangfushan Tutorial are Gaokao repeaters who are not satisfied with their previous Gaokao result and desire to retake the annual Gaokao, in order to achieve a better result and to potentially get into a better university or college. Students of Yangfushan Tutorial are enrolled for one year to retake the curriculum of the senior year of high school. For the 2022/2021, 2021/2020 and 2019/2020 school years, 100% of our students were successfully admitted to a 4-year university or 3-year associate college programs, with approximately 90% admitted to 4-year universities and approximately 40% admitted to Key Universities in China. Yangfushan Tutorial, by contract, is also entrusted to offer high school program education to students of Central Radio & Television Secondary Specialized School.

Hongkou Tutorial and Jicai Tutorial are tutorial centers that offer various language courses and part-time Gaokao and Zhongkao repeater courses to individual students and corporate customers. Individual students and corporate customers typically sign up to take a specific course for a period of time. The repeater courses offered at Hongkou Tutorial saw a 94.2%, 96% admittance rate into high schools in the 2022/2021 and 2021/2020 school years.

Jicai Tutorial and Zhouzhi Tutorial tutor students who sign up individually, and as a group by their employers or organizations. Jicai Tutorial and Zhouzhi Tutorial focus on non-English foreign language tutoring, as well as cultivating students’ interests in foreign languages.

Secondary Language Tutorial Services Provided to Partner-schools by Qinshang Education

With the acceleration of the globalization of Chinese companies, the needs for talents speaking a non-English foreign language has increased in recent years. In December 2019, we established Qinshang Education to offer secondary language tutorial services to students enrolled high schools we selectively partner with. Currently, we offer Spanish and French programs. This model allows us to utilize the partner-schools’ resources without having to own or lease land or space as teaching facilities or campus.

We are selective in identifying partner-schools. Typically, we look at a school’s track records and whether electing Spanish or another non-English secondary language as their second language in Gaokao would be beneficial to their students. Additionally, we prioritize those with over 1,500 students in each grade, to ensure sufficient enrollment.

As of December 31, 2022, Qinshang Education worked with 43 partner-schools serving approximately 1,855 students in 7 provinces in China.

Not-for-Profit/For-profit status

According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The sponsors of private schools may establish non-profit or for-profit schools at their own discretion. However, they are not allowed to establish for-profit schools providing compulsory education. Please refer to “Regulations—Regulations Related to Private Education—2. Law for Promoting Private Education of PRC” for details of private school categories.

The main difference between a for-profit school and a not-for-profit school is whether the sponsor can obtain proceeds from school operations. The sponsor of a not-for-profit school shall not receive proceeds from school operations, and the cash surplus of the school shall be reinvested in the school for its operations. The sponsor of a for-profit school may receive proceeds from school operations, and the cash surplus of the school shall be disposed in accordance with the Company Law and other relevant laws and administrative regulations.

According to the Decision on Amending the Law for Promoting Private Education of the PRC (the “Decision”), amended in December 2018, for-profit private schools have the discretion to determine the fees to be charged by taking into consideration of various factors such as the school operating costs and market demand, and no prior approval from government authorities is required, while not-for-profit private schools shall collect fees, pursuant to the measures stipulated by the local PRC government authorities.

Yangfushan Tutorial and Hangzhou Jicai were established as private schools and are subject to the provisions of the 2016 Private Education Law, which became effective on September 1, 2017, requiring them to register their status as not-for-profit or for-profit. Yangfushan Tutorial was established as not-for-profit schools, while Hangzhou Jicai was established as a for-profit school.

According to government regulations, in order to change a not-for-profit school to a for-profit school, the school’s property first needs to be liquidated, which would cause large scale disruptions to our schools. In March 2021, the Company made the decision not to reregister its existing not-for-profit schools as for-profit schools.

As of the date of this annual report, Zhouzhi Tutorial, Qinshang Education and Hongkou Tutorial operate as companies rather than private schools, and therefore do not need to be registered as for-profit or not-for-profit schools.

Our Tutorial Programs

Basic educational program

Prior to our Reorganization, we offered programs that included a primary school educational program at Ouhai Art School, a middle school educational program at Chongwen Middle School, in addition to a high school program at Yangfushan Tutorial. After our Reorganization, the only basic education program we offer is the high school program at Yangfushan Tutorial.

Full-time Gaokao repeater tutorial program

Yangfushan Tutorial students are enrolled to retake the senior year of the high school program, in preparation of their retaking of Gaokao, which is a standardized annual admission test administered by local authorities at a provincial level, the result of which is critical in determining admission into undergraduate programs in universities in China. Students at Yangfushan Tutorial are offered courses for subjects that are required for Gaokao, i.e., three mandatory subjects (Chinese, math and foreign language), as well as three subjects of a student’s choosing from seven subjects (politics, geography, history, physics, chemistry, biology and technology).

Other Tutorial Programs

We offer other various tutorial programs, including a part-time Gaokao and Zhongkao repeater program, English as second language programs, such as the national English as a foreign language test courses, intermediate and advanced English interpretation courses, and business English courses, as well as non-English foreign language programs.

Our Students

We have operated in Wenzhou city and Shanghai for over twenty years. We believe that prospective students are attracted to our tutorial centers due to our brand name and the quality of our programs. The target students for our tutorial centers are Gaokao and Zhongkao repeaters, companies or organizations with training needs, as well as high schools with students who can benefit from our non-English foreign languages programs when participating in Gaokao.

We typically reach out to prospective students and their parents through WeChat, our website and physical flyers. We also rely on the referrals of our previous and existing students and their parents.

As of December 31, 2022, we had approximately 5,624 students across China in our tutorial programs and partner-schools.

Our Teachers

We seek to hire teachers and educational staff who hold the necessary academic credentials, are dedicated and active professionals in their fields, and are committed to improving their students’ performance. Typically, our teachers have 10-20 years of educational experience. As of December 31, 2022, approximately 50% of our teachers and educational staff held a master’s degrees or above, 50% held bachelor’s degrees.

In order to ensure the consistency of teaching quality and engagement level with our students, we strive to hire and retain full time teachers, rather than part time or temporary teachers. Over 45.7%, 52.7 % and 54.6% of our teachers and educational staff at our tutorial centers were full time employees for the years of 2022, 2021 and 2020, respectively.

Our teachers are hired based on classroom experience, educational background, expertise in their specific subject areas, communication skills and commitment to students and teaching. We expect teachers to have or develop excellent teaching skills, including the ability to mentor other teachers and develop innovative curriculums. They are also required to meet PRC regulatory requirements. We post descriptions of vacant positions on our website and social media to recruit teachers. We also recruit qualified graduates from reputable teaching universities and foreign language schools. We review official transcripts and resumes to evaluate a candidate’s academic achievement and work experience. Qualified candidates are interviewed, required to pass a written test and teach a mock class in front of a school’s hiring team. Once hired, a teacher is also expected to pass a probation period during which he or she can be evaluated regularly.

Newly hired teachers undergo a training program on teaching skills and techniques as well as the Company’s culture. We also provide continuing training to our teachers in areas such as ethics, lesson preparation, teaching skills, production efficiency, and teaching without a script. We typically provide our teachers with 1-10 days of ongoing training each year. We also arrange or encourage experienced teachers to mentor, assist, and provide guidance to newly hired teachers and regularly hold teaching research meetings and activities among teachers of the same subjects. Our teachers are regularly evaluated, both qualitatively, on their teaching skills, and quantitatively, on their students’ test scores, typically once every semester.

Our teachers’ compensation is based on their experience, education background, and the results of evaluations of their performance. We provide outstanding teachers with bonuses and other benefits and perks to incentivize them to stay, and those who do not meet our teaching standards are terminated. The annual retention rates of our teachers for September 30, 2022, 2021 and 2020 were 25.2%, 73.8%% and 80.4%, respectively. The “retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period).

Tuition Fees

For our tutorial centers, tuition fees vary depending on the type of programs or courses we offer. For the years ended September 30, 2022, 2021 and 2020, the average fee charged per students in tutorial program amounted to $1,175, $1,391 and $714, respectively.

Logistic and consulting services and others

In December 2019, the Company established Lilong Logistics to provide logistic, consulting, and catering services. As of September 30, 2022, Lilong Logistics entered into four agreements with customers. Revenue generated from logistic and consulting services and others amounted to $1,535,446, $1,508,930 and $907,508 for the years ended 2022, 2021 and 2020, respectively.

Marketing and Sales

We employ various methods in marketing our tutorial centers and our services. We take measures to increase word-of-mouth referrals, which have been key to bringing in new students and building our brands. In addition, we also advertise via our social media accounts (primarily WeChat) and our websites, and post advertisement posters on school campuses and other areas with high traffic of our target students, especially during student recruiting seasons.

Referrals. Word-of-mouth referrals by former and current students and their families have historically been a significant source of student enrollment. We actively work with our alumni and current students to encourage them to recommend our programs to potential students. We believe that our student enrollment will continue to benefit from referrals by our extensive network of alumni and families, many of whom have enjoyed satisfactory learning experiences and achieved their study goals at our schools and tutorial centers.

Social media and traditional media advertising. We maintain several official accounts with the most used social media in China, WeChat, China’s largest social media mobile application and regularly post updates and news about our schools and tutorial centers on our official WeChat accounts. Currently, our 10 WeChat accounts have an aggregate of 62,953 followers. We also selectively post advertisement on university school campuses in their cafeteria and dormitory areas, as well as other areas with high traffic of our target students, such as newsstands.

Promotional events. From time to time, we organize in-person promotional and recruiting events so that prospective students and their parents can learn more about our tutorial centers, programs, teachers and services. Prospective students and their parents would be able to meet and interact with our teachers and staff, and ask questions about our tutorial centers.

Facilities

We do not own any real estate properties, and currently lease properties with a total combined gross floor area and site area of approximately 72,959 square feet in Wenzhou City Zhejiang province, and Shanghai City, from various non-related entities or grants of use from the local government.

The below table sets forth a summary of our facilities as of the date of this annual report:

No.	Entity	Lease (L)/ Own (O)	Lease Amount	Area	Location	Lease Term
1	Yangfushan Tutorial	L	$118,110/year subject to annual increase	GFA: 51,071 sq ft	Ouhai District, Wenzhou City	April 1, 2019- March 31, 2029

2	Hongkou Tutorial	L	$31/half day for classroom; $472/month for office	GFA: 3,767 sq ft	Hongkou District, Shanghai	Sep 1, 2021- Aug 31 2023

3	Hongkou Tutorial	L	$3189/month	GFA:1,109 sq ft	Hongkou District, Shanghai	Sep 1, 2022- Aug 31 2023

4	Hongkou Tutorial	L	$125179/year	GFA: 4,540 sq ft	Pudong District, Shanghai	Sep 1, 2022- Aug 31 2023

5	Qinshang Education; Zhouzhi Tutorial	L	04/01/2020 to 03/31/2022: $19,684/month 04/01/2022 to 03/31/2024: $20,669/month 04/01/2024 to 03/31/2025: $21,692/month	GFA: 9,688 sq ft	Xuhui District, Shanghai	January 1, 2020- March 31, 2025

6	Golden Sun Wenzhou	L	Free	GFA: 269 sq ft	Longwan District, Wenzhou City	October 22, 2021- October 21, 2024

7	Lilong Logistics	L	Free	GFA: 269 sq ft	Longwan District, Wenzhou City	December 2, 2022- December 1, 2025

8	Gongyu Education	L	Rent free until March 31, 2020, and $4,998/month thereafter subject to annual increase	GFA: 2,246 sq ft	Xuhui District, Shanghai	January 1, 2020- March 31, 2025

Our Golden Sun Wenzhou and Lilong Logistics locations are leased from the local government free of rent because of local government’s incentives programs for locations we lease. Except for one location that we pay rent based on frequency of use, all of our current leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease term. There is no renewal provision for two locations (Golden Sun Wenzhou and Lilong Logistics) that we are granted rights to use for free by the government. Upon the expiration of these grants, depending on the then operating situation of these locations, both for office use only, we may negotiate with the government for renewal or to move offices. We do not expect any material disruption to our operations for either option.

Intellectual Property

As of the date of this annual report, we own 11 trademarks and we are currently applying for 5 trademarks with the Trademark Office of SAIC in China.

We own six copyrights to various textbooks that have been developed internally and provide a basis for improving the quality of our educational services. Our strategic plan calls for continued and extensive investment in maintaining and expanding these assets.

We have also registered six domain names with the China Internet Network Information Center.

To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our educational services, in particular for our international program which requires foreign-language educational materials.

Competition

We believe that the competition in the non-English foreign language services market and the Gaokao repeater market is generally based on brands, student academic performance, parent satisfaction, quality of teachers, campus size, locations, cost of rent, and tuition fees. We expect competition to persist and intensify. We believe that we are able to compete effectively because of our strong brand recognition and track record. However, some of our existing and potential competitors, especially public schools, may have access to resources that we do not have, such as governmental support in forms of government subsidies and other payments or fee reductions. These competitors may devote greater resources, financial or otherwise, than we can to student recruitment, campus development and brand promotion and respond more quickly than we can to changes in student demands and market needs. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Our Business—We face intense competition in the PRC education sector, which could lead to adverse pricing pressure, reduced operating margins, loss of market share, departure of qualified teachers and increasing capital expenditure.”

Employees

We had 377, 454, and 632 employees as of September 30, 2022, 2021, and 2020, respectively. The number of our employees decreased due to our Reorganization in September 2021. As of December 31, 2022, we had 377 employees. The majority of our employees are full-time and have signed employment agreements. The following table sets forth the numbers of our employees, categorized by function as of September 30, 2022, 2021 and 2020.

	As of September 30, 2022	As of September 30, 2021	As of September 30, 2020
Teachers	212	286	371
Cafeteria and dining hall staff	37	30	45
Student living staff	37	-	29
Security and safety staff	2	2	7
Technology staff	5	11	15
Management and Administrative staff	84	125	165
Total	377	454	632

As required by PRC laws and regulations, we participate in various employee social security plans for part of our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries as well as performance-based bonuses. However, we did not make adequate social insurance and housing fund contributions for all employees as required by PRC regulations. None of our employees are represented by any collective bargaining arrangements, and we consider our relations with our employees to be good.

Seasonality

We do not experience seasonality in our overall operations.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Regulations

This section sets forth a summary of the principal PRC laws, regulations, and rules relevant to our business and operations in China.

Regulations Related to Private Education

1. Education Law of PRC

On March 18, 1995, the National People’s Congress of the PRC, enacted the Education Law of PRC, or the Education Law, which was amended on August 27, 2009 and further amended on December 27, 2015. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising infant school education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the state shall encourage enterprises, institutions, mass associations, other social organizations and private citizens to establish schools and other educational institutions in accordance with the law.

2. Law for Promoting Private Education of PRC

On December 28, 2002, the Standing Committee of the National People’s Congress, promulgated the Law for Promoting Private Education of PRC, or the Law for Promoting Private Education and was later amended on December 29, 2018. Pursuant to the Law for Promoting Private Education, with regard to private schools, the State applies the principles of enthusiastic encouragement, vigorous support, correct guidance, and administration according to law. The sponsors of private schools may establish non-profit or for-profit private schools at their own discretion. However, they shall not establish for-profit private schools providing mandatory education. The sponsor of a non-profit private school shall not gain proceeds from school running, and the cash surplus of the school shall be used for school running. The sponsor of a for-profit private school may gain proceeds from school running, and the cash surplus of the school shall be disposed of in accordance with the Company Law and other relevant laws and administrative regulations. As of the date of this annual report, among all of tutorial centers registered as schools, Hangzhou Jicai is a for-profit private school, while Yangfushan Tutorial is a not-for-profit school.

Furthermore, according to Article 38 of the Law for Promoting Private Education, the items and rates of fees to be charged by private schools shall be determined according to the cost of running a school, market demand and other factors and made available to the public. They are subject to the supervision by the relevant authority. The measures for the collection of fees by non-profit private schools shall be formulated by the governments of respective provinces, autonomous regions and centrally-administered municipalities; the charging criteria of for-profit private schools are subject to market conditions and shall be determined by the schools themselves.

3. Implementation Rules for the Law for Promoting Private Education of the PRC

On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education of the PRC (the “Implementing Regulation”). According to the Implementing Regulation, any social organizations or individuals, except the state governments, may run non-state schools of different types and levels, other than any specialized non-state schools engaging in military, police or political education, with non-state financial funds.

On April 7, 2021, the revised Implementing Regulation was promulgated, and became effective on September 1, 2021. The revised Implementing Regulation regulates the establishment, organization and operation of private schools, teachers and educators, assets and financial management of schools, etc. The Implementing Regulation prohibits foreign investment in private schools. In addition, Article 13 of the Implementing Regulation states that “No social organization or individual may, by means of merger, acquisition, agreement-based control, etc., control any private school that provides compulsory education or any non-profit private school that provides pre-school education”. Furthermore, the Implementing Regulation prohibits a private school that provides compulsory education to conduct any transactions with any interested related party. Regarding the organization and operation of private schools, the Implementing Regulation further stipulates that members of the board or other forms of decision-making bodies of private schools that provide compulsory education, shall have the nationality of the People’s Republic of China and shall be appointed by the supervision and approval authority. In order to be compliant with the revised Implementing Regulation, the Company completed a Reorganization in September 2021 and divested the operations of two private schools through contractual arrangements. It is the opinion of our PRC counsel that the Company is currently compliant with the revised Implementing Regulation.

4. Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education

On December 29, 2016, the State Council issued the Several Rules of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education (Guofa [2016] No. 81), which aims to ease the access to the operation of private schools and encourages social forces to enter the education industry. The rules also provide that each level of the PRC government shall increase their support for the private schools in terms of financial investment, financial support, funding policy, preferential tax treatments, land policies, fee policies, autonomy operation, protection of the rights of teachers and students, etc.

5. Implementation Regulations on Classification Registration of Private Schools

On December 30, 2016, the Ministry of Education (MOE), the Ministry of Civil Affairs (MCA), the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulation) (SAIC), the Ministry of Human Resources and Social Security (MOHRSS), and the State Commission Office of Public Sectors Reform (SCOPSR) jointly issued the Implementation Rules on the Classification Registration of Private Schools (Jiaofa [2016] No. 19). If a private school established before promulgation of the Amendment chooses to register as a not-for-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, acquire the property rights of its assets such as lands, school buildings, and have its net balance examined by relevant government authorities. It shall also pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register the for-profit school as a corporation and continue its operation. As of the date of this annual report, the Company has determined to register and keep the status of not-for-profit for all of our existing not-for-profit schools.

6. Teachers Law of the People’s Republic of China

On October 31, 1993, the standing Committee of the National People’s Congress promulgated the Teachers Law of the People’s Republic of China (“Teachers Law”), which became effective on January 1, 1994, and was amended on August 27, 2009. According to the Teachers Law, China institute a system of qualifications for teachers, the qualifications for teachers in primary and middle schools shall be evaluated and approved by the administrative departments of education under the local people’s governments at or above the county level. Besides, Schools and other institutions of education shall gradually institute a system of appointment for teachers. Appointment of teachers shall be based on the principle of equality between both parties. The school and the teacher shall sign an appointment contract defining each other’s rights, obligations and responsibilities.

7. Local Regulations related to Private Education in Shanghai

On December 26, 2007, local government of Shanghai issued Implementation Opinions on Promoting the Healthy Development of Private Education. This Implementation Opinions provide guidance for the development of local private education. For example, this Implementation Opinions (1) details the implementation of classified management for profit/non-profit institutions and designates multiple government departments to jointly promote this work; (2) details the tuition reform arrangements, and clarifies that the charging standards of for-profit private schools are determined by the schools themselves; (3) emphasizes that private schools should pay social insurance premiums and housing provident funds for teachers and staff in full in accordance with the law. Besides, this Implementation Opinions also arranged specific work in other areas and designated corresponding responsible government agencies.

On December 18, 2017, The Shanghai Municipal Education Commission and other three institutions jointly issued the Standards for the Establishment of Private Training Institutions in Shanghai, the Measures for the Administration of For-profit private Training Institutions in Shanghai and the Measures for the Administration of Non-profit Private Training Institutions in Shanghai, which took effect on January 1, 2018.

According to the Standards for the Establishment of Private Training Institutions in Shanghai, the establishment of a private training institution in Shanghai shall meet the following basic conditions: (1) having organizers who meet the requirements of relevant laws, regulations and normative documents; (2) having a lawful name, a standardized article of association and a necessary organizational structure; (3) having an internal management system that meets the requirements of relevant laws, regulations and rules; (4) having the legal representative, the president (the person in charge of administration) and the main managerial personnel who meet the prescribed qualifications for the post; (5) having a contingent of teachers suitable for the type, level and scale of training; (6) having funds matching the training programs offered; (7) having premises, facilities and equipment suitable for the training program and the scale provided; (8) having a curriculum (training) plan and teaching materials corresponding to the training program offered; and (9) other conditions prescribed by laws, regulations and rules.

In addition, in view of the for-profit private training institutions and non-profit private training institutions, The Measures for the Administration of For-profit private Training Institutions in Shanghai and the Measures for the Administration of Non-profit Private Training Institutions in Shanghai make specific provisions respectively from aspects of recruiting students, collect fees, teaching activities, teachers’ personnel, assets and financial management, security management. Among them, the Measures for the Administration of Non-profit Private Training Institutions in Shanghai has made special provisions on the requirements of related training activities in the stage of compulsory education.

8. Local Regulations related to Private Education in Zhejiang

In 2018, Zhejiang province completed the construction of a new policy system for private education, including an overall guideline issued by the Zhejiang provincial government and seven supporting specific regulations. On December 26, 2017, Zhejiang Provincial government issued the Implementation Opinions on Encouraging Social Forces to Set up Education and Promoting the Healthy Development of Private Education, which stipulated in principle the development of private education from 21 aspects, including the classified management of for-profit private schools and non-profit private schools. Corresponding to this, government agencies under the provincial government have specifically formulated seven supporting local rules, including “Implementation Measures for the Change of Registration Types of Existing Private Schools”, “Measures for the Financial Settlement of Private Schools”, “Implementation Measures for Public Finance to Support the Development of Private Education”, “Implementation Measures for the Implementation of the Autonomy of Private Schools”, “Implementation Measures for the Construction of the System of Faculty Development in Private Schools “, “Measures for Financial Management of Private Schools” and “Measures for Information Disclosure and Information Management of Private Schools.”

9. Guideline to Significantly Reduce the Excessive Burden of Homework and After-school Tutoring for Students in Primary and Middle Schools (the “Guideline”)

The Guideline, jointly issued by the general offices of the Communist Party of China Central Committee and the State Council, was released on July 24, 2021. The Guideline mainly includes the following:

(1)	Primary and middle schools shall reduce the amount and the difficulty of homework and offer after-school service with activities such as homework tutoring, sports, arts, reading, hobbies, and other extra-curricular activities.

(2)	Educational departments should use national and local education teaching resource platforms and school network platforms to provide students with high-quality educational resources and learning resources covering all grades and subjects for free.

(3)

Regulations for the development of tutoring institutions, including: (a) tutoring institutions providing after-school tutoring services on academic subjects in China’s compulsory education system, or Academic AST Institutions, need to be registered as non-profit, no approval will be granted to new Academic AST Institutions, and an approval mechanism will be adopted for online Academic AST Institutions; (b) local government shall clarify the corresponding competent authorities for the management of different types of tutoring institutions for non-academic course; (c) Academic AST Institutions are strictly prohibited from conducting capitalized operations, including IPOs, accepting investment from listed companies whose investment funds are from stock market financings, or sales of assets to listed companies; (d) foreign capital is not allowed to control or participate in Academic AST Institutions through mergers and acquisitions, entrusted operations, franchise chains, and the use of variable interest entities; (e) tutoring institutions are not allowed to teach foreign education courses or content too advanced for the school curriculum; (f) tutoring institutions cannot conduct academic course training on weekends, national holidays or winter and summer vacations; (g) personnel providing academic subject training services must have corresponding teacher qualifications, and the teacher qualification information must be displayed in the tutoring institutions’ premises or on their websites; (h) strictly control the excessive influx of capital into tutoring institutions, the financing and fees of tutoring institutions should be mainly used for training business operations; (i) unfair competition in the form of fictitious original prices, false discounts, and false propaganda for the promotion of business are strictly prohibited, and industry monopolies shall be resolutely investigated and dealt with in accordance with laws and regulations; (j) online training should pay attention to protecting the eyesight of students - each online session should be no more than 30 minutes, the interval between courses should be no less than 10 minutes, and the training end time should be no later than 9pm; (k) online tutoring institutions shall not provide and disseminate unhealthy learning methods such as “photographic search for questions”; and (k) it is strictly forbidden to hire foreign personnel who are not in China to carry out training activities.

(4)	Improve the overall quality of education and accelerate the reduction of the education quality gap between urban and rural areas, regions, and schools.

(5)	Strengthen the management of tutoring institutions advertisements. Mainstream media, new media, public places, various billboards and online platforms in residential areas, etc. shall not publish or broadcast tutoring institutions advertisements. Commercial advertising activities shall not be carried out in primary and middle schools and kindergartens, and advertisements shall not be published or disguised in disguised form using textbooks, auxiliary materials, exercise books, stationery, teaching aids, school uniforms, school buses, etc.

On July 28, 2021, to further clarify the scope of academic subjects provided by Academic AST Institutions in China’s compulsory education system, the PRC Ministry of Education issued a notice (the “Notice”). The Notice specifies that academic subjects include the following courses provided in accordance with the learning content of the national curriculum standards: Morality and Law, Chinese Language, History, Geography, Mathematics, foreign languages (English, Japanese, and Russian), Physics, Chemistry and Biology.

In accordance with the Guideline and the Notice, the Company currently assesses that its tutorial centers are not Academic AST Institutions that provide academic subjects in China’s compulsory education system. Yangfushan Tutorial offers Gaokao repeater tutorial program to high school students who retake Gaokao; Hongkou Tutorial offers various English and other foreign language tutorial programs and Gaokao and Zhongkao repeater tutorial programs; Jicai Tutorial offers non-English foreign language tutorial programs. Neither the Gaokao repeater tutorial program nor the Zhongkao repeater tutorial programs offer academic subjects included on the Notice, and the foreign language programs provided by Hongkou Tutorial and Jicai Tutorial are not provided in accordance with “learning content of the national curriculum standards”. To confirm its assessment, after the issuance of the Guideline, the Company contacted local government authorities and received verbal confirmation that its three tutorial institutions are not Academic AST Institutions and shall not be implicated by the restrictions in Paragraph 3 targeting Academic AST Institutions.

Regulations Relating to Foreign Investment

1. Foreign Investment Law of PRC

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of PRC, or the Foreign Investment Law, which replaces the Sino-foreign Joint Ventures Law of PRC, the Sino-foreign Cooperative Enterprises Law of PRC and the Foreign Investment Enterprise Law of PRC.

The Foreign Investment Law aims to further open up and expand the Chinese market, promote foreign investment and protect the legitimate rights and interests of foreign investors. The Foreign Investment Law defines the foreign investment as direct or indirect investment by foreign investors in China. It includes the following categories: (i) foreign investors alone or jointly with other investors establish a foreign investment enterprise in China; (ii) foreign investors acquire shares, equity, property shares or other similar rights and interests in Chinese domestic enterprises; (iii) foreign investors alone or jointly with other investors invest in new projects in China; and (iv)legal and administrative investment in other ways specified by regulations or the State Council.

The Foreign Investment Law stipulates the pre-access national treatment and negative list management system for foreign investment. Under the Pre-entry National Treatment, foreign investors enjoy at least the same level of market access to investment with domestic investors. The Negative List refers to the special administrative measures required by the government to implement foreign investment in certain industries. The Negative List stipulates that foreign investors are not allowed to invest in industries where investment is prohibited. The Negative List also stipulates industries where investment is restricted, and foreign investors should meet the relevant stipulated conditions. China grants national treatment to foreign investment outside of the negative list. The Negative List shall be approved by the State Council and published after approval.

The Foreign Investment Law stipulates that the PRC government shall not expropriate or requisition the investment of foreign investors, except under special circumstances in accordance with the existing law and regulations. In case of expropriation or requisition, statutory procedures shall be followed, and fair and reasonable compensation shall be made in a timely manner. Foreign investors may, according to the present law and regulations, freely remit into or out of China, in RMB or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income, etc., within the territory of China. The PRC government shall protect the intellectual property of foreign investors and foreign-funded enterprises, as well as the legitimate rights and interests of intellectual property obligees and relevant obligations.

2. Implementation Regulations for the Foreign Investment Law of PRC

On December 26, 2019, the State Council promulgated the Implementation Regulations for the Foreign Investment Law of the People’s Republic of China, which stipulate implementation measures and detailed rules to ensure the effective implementation of the Foreign Investment Law.

3. Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2021)

On June 23, 2020, the Ministry of Commerce and the National Development and Reform Commission jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2020) which is further amended on December 27,2021. Negative List (Edition 2021) stimulates that pre-school education, ordinary high school and higher education institutions are subject to Sino-foreign cooperative education, and must be led by the Chinese Party (the president or the chief executive shall have Chinese nationality, and the Chinese Party shall comprise not less than half of the council, board or joint administrative committee).

It is prohibited to invest in mandatory education institutions or religious education institutions. Furthermore, training business is not on the Negative List (Edition 2021).

Regulations Related to Intellectual Property Rights

1. Trademarks

The SCNPC adopted The Trademark Law of PRC in 1982 and revised it in 1993, 2001, 2013 and 2019 respectively, with its implementation rules adopted in 2002 and revised in 2014 by the State Council. The PRC Trademark Office of the State Administration for Industry and Commerce, currently known as PRC State Intellectual Property Office of the State Administration for Market Regulation, or the Trademark Office, handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a ‘first-to-file’ principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a ’sufficient degree of reputation’ through such party’s use.

2. Patents

The SCNPC adopted the Patent Law of PRC in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, both starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

3. Copyrights

The SCNPC adopted The Copyright Law of PRC in 1982 and revised it in 2010. Work of Chinese citizens, legal persons or other organizations shall enjoy copyright pursuant to this Law regardless of whether they are published. Work shall include literature, art and natural science, social science, engineering and technical work created in the following forms: (1) Written works; (2) Oral works; (3) Musical, dramatic, opera, dance, acrobatic artistic works; (4) Art, architectural works; (5) Photographic works;(6) Film work and work created using methods similar to film making; (7) Graphic works and model works such as engineering design plan, product design plan, map, schematic diagram, etc.; (8) Computer software; and (9) Any other work stipulated by laws and administrative regulations. Persons who have committed the infringement acts shall bear civil liability to stop the infringement, eliminate the impact, make apologies, compensate losses, etc., in accordance with the circumstances.

4. Domain Names

The Ministry of Industry and Information Technology promulgated the Administrative Measures on Internet Domain Names in 2017. Pursuant to such measures, the Ministry of Industry and Information Technology is in charge of the overall administration of domain names in China. Domain name registration services shall in principle implement “first apply first register”. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

On June 29, 2007, the SCNPC, adopted the Labor Contract Law of PRC, or the Labor Contract Law, which became effective as of January 1, 2008 and was revised in 2012. The Labor Contract Law requires employers to enter into written contracts with their employees, restricts the use of temporary workers. Pursuant to the Labor Contract Law, employment contracts lawfully executed prior to the implementation of the Labor Contract Law and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the Labor Contract Law but no written employment contract was concluded, a contract must be concluded within one month after the Labor Contract Law’s implementation. All PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. According to the Social Insurance Law promulgated by SCNPC effective from July 1, 2011, Regulation of Insurance for Work-Related Injury, Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, Interim Regulation on the Collection and Payment of Social Insurance Premiums and Interim Provisions on Registration of Social Insurance, an employer is required to contribute the social insurance for its employees in China, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002, an employer is required to make contributions to a housing fund for its employees. Our PRC operating entities participate in various employee social security plans for part of our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. Our PRC operating entities compensate our employees with basic salaries as well as performance-based bonuses. However, our PRC operating entities did not make adequate social insurance and housing fund contributions for all employees as required by PRC regulations. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Our Business—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Regulations Related to Foreign Exchange

From 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are no longer limited to extend cross-border loans to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates and multiple capital accounts for the same entity may be opened in different provinces. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (the “Circular 19”), effective on June 1, 2015, in replacement of SAFE Circular 142 (the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans or the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

On January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Under our current structure, our income will primarily derive from dividend payments from our subsidiaries in China. Even though we may remit the income outside of China, the fluctuation of exchange rate may be a disadvantage to us if RMB depreciates.

Regulations Related to Taxation

1. Enterprise Income Tax

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law of PRC, or the Enterprise Income Tax Law, while the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law of PRC, or the Implementing Rules on December 6, 2007, both of which became effective on January 1, 2008. The Enterprise Income Tax Law was further amended by SCNPC on February 24, 2017, which stimulates that corporate income tax shall be payable by a resident enterprise for income derived from or accruing in or outside China. Corporate income tax shall be payable by a non-resident enterprise, for income derived from or accruing in China by its office or premises established in China, and for income derived from or accruing outside China for which the established office or premises has a de facto relationship. The corporate income tax shall be at the rate of 25%. The applicable tax rate for income of a non-resident enterprise under the provisions of the third paragraph of Article 3 shall be 20%. Corporate income tax for qualified small profit enterprises shall be at a reduced tax rate of 20%. Corporate income tax for key advanced and new technology enterprises supported by the State shall be at a reduced tax rate of 15%. On the other hand, the State Administration of Taxation provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore enterprise is located in China. Simply speaking, the criteria is more focused on substantive rather than format. Pursuant to its Circular 82 of 2009, the criteria to determine “de facto management body” include: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Furthermore, the SAT published Bulletin 45 in September 2011, which provides more guidance on the implementation of the definition and provides for procedures and administration details on determining resident status and administration on post-determination matters. However, the SAT Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups rather than those controlled by PRC individuals or foreign individuals. So far there is no further criteria passed yet and no applicable legal precedents either, therefore it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals. Under these existing criteria, it is possible that we will be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. If so, it would likely result in unfavorable tax consequences to our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment. Please see “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in the PRC—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.” for more details.

On August 21, 2006, China and Hong Kong SAR signed the Arrangement between Mainland China and Hong Kong SAR concerning Avoiding Double Taxation and Preventing Tax Evasion on Income. When a Chinese company distributes dividends to Hong Kong residents (beneficiary owners of dividends), if the recipient directly owns at least 25% of the equity interest in the above-mentioned Chinese company, the Chinese withholding tax rate is 5%, otherwise it is 10%.

On October 14, 2019, the State Administration of Taxation promulgated the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which stimulate that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection”. Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these Measures for future inspection, and accept follow-up administration by the tax authorities.

2. Value-Added Tax

On December 13, 1993, the State Council promulgated the Provisional Regulations on Value-added Tax (VAT) of PRC and revised on November 10, 2008, February 6, 2016, and November 19, 2017. On December 25, 1993, the Ministry of Finance promulgated the Implementation Rules for the Provisional Regulations on Value-added Tax of PRC, which were revised on December 15, 2008 and October 28, 2011. The organizations and individuals engaging in sale of goods or processing, repair and assembly services, sale of services, intangible assets, immovables and importation of goods in the People’s Republic of China shall be taxpayers of VAT, and shall pay VAT pursuant to these Regulations.

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which stimulate that the income from the provision of educational services that is exempt from VAT refers to the income from the provision of academic education services for students participating in the government-designated enrollment plan, including tuition, accommodation, teaching materials, and textbook fees that have been inspected and approved by relevant government agencies and collected in accordance with prescribed standards And examination registration fees, as well as income from catering expenses provided by the school cafeteria. In addition to the above income, the sponsorship fees and school selection fees collected by the school in any name are subject to VAT.

Regulations Related to PRC Company

The Company Law of PRC, or the Company Law was promulgated on December 29, 1993 and revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, and October 26, 2018. According to the Company Law, companies are generally divided into two categories: limited liability companies and joint stock limited companies. The Company Law also applies to foreign-invested limited liability companies, but if other relevant laws on foreign investment provide otherwise, those provisions shall be adopted. The Company Law revised in 2013 abolished the general time limit for shareholders to make full capital contributions to the company, unless other relevant laws, administrative regulations and decisions of the State Council may provide otherwise for companies in specific industries. Generally speaking, shareholders can set the time limit for capital contribution by themselves in the company’s articles of association. In addition, the first payment of the company’s registered capital is no longer restricted by the minimum amount, and the company’s business license will no longer record its paid-up capital. In addition, the shareholders’ contribution to the registered capital does not need to be verified by a capital verification agency.

Regulations Related to Property

On March 16, 2007, the National People’s Congress promulgated the Property Law of PRC, or the Property Law, which forbids schools, kindergartens, hospitals and other public institutions and social organizations to mortgage educational facilities, medical and health facilities and other public welfare facilities.

On May 28, 2020, the National People’s Congress promulgated the Civil Code of PRC, or the Civil Code, which will become effective on January 1, 2021. The Civil Code merged and replaced a series of special laws in the field of civil law, including the Property Law. The Civil Code stipulates that non-profit legal persons established for public welfare purposes, such as schools, kindergartens, and medical institutions, shall not mortgage their educational facilities, medical and health facilities and other public welfare facilities. In practice, the Civil Code limits the ban on property mortgages to non-profit private schools. However, since the Civil Code is newly promulgated, its interpretation and implementation may be open to change.

Regulations Related to Dividend Distribution

The principal regulations governing the distribution of dividends paid by WFOEs include the PRC Company Law. Under the PRC Company Law, WFOEs in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, a WFOE in China is required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, SAFE issued SAFE Circular 37, which regulates foreign exchange matters in relation to the use of SPVs by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises (namely, Golden Sun Shanghai and Golden Sun Wenzhou) to obtain the ownership, control rights, and management rights of Ouhai Art School. Circular 37 requires that, before making contributions to an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In February 2015, SAFE promulgated SAFE Notice 13. SAFE Notice 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV.

In addition, pursuant to SAFE Circular 37, an amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such PRC residents, change of name, and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with these registration requirements as set forth in SAFE Circular 37 and SAFE Notice 13, and misrepresentation on or failure to disclose controllers of foreign-invested enterprises that are established by round-trip investment may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

All of our shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by SAFE Circular 37.

Regulations Related to Foreign Debt

As an offshore holding company, we may make additional capital contributions to Golden Sun Shanghai or Golden Sun Wenzhou subject to approval from the local department of commerce and SAFE, with no limitation on the amount of capital contributions. We may also make loans to Golden Sun Shanghai or Golden Sun Wenzhou subject to the approval from SAFE or its local office and the limitation on the amount of loans.

By means of making loans, Golden Sun Wenzhou is subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the NDRC, SAFE, and Ministry of Finance, or “MOF,” jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the “Foreign Debts Provisions,” which became effective on March 1, 2003, and was partially abolished on May 10, 2015. Pursuant to the Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested enterprise shall not exceed the difference between the total investment in projects as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested enterprise. In addition, on January 12, 2017, the People’s Bank of China, or the “PBOC”, issued the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested enterprises and domestic-invested enterprises. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested enterprises and domestic-invested enterprises is calculated as twice the net assets of such enterprises. As to net assets, the enterprises shall take the net assets value stated in their latest audited financial statements.

The PBOC Circular 9 does not supersede the Foreign Debts Provisions, but rather serve as a supplement to it. It provides a one-year transitional period from January 11, 2017 for foreign-invested enterprises, during which foreign-invested enterprises, such as Golden Sun Shanghai and Golden Sun Wenzhou, could adopt their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and SAFE shall re-evaluate the calculation method for foreign-invested enterprises and determine what the applicable calculation method should be. As of the date of this annual report, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard.

See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations Related to Social Welfare

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010 and came into force as of July 1, 2011, and most recently amended on December 29, 2018, together with other laws and regulations, employers are required to pay basic pension insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance, and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the SAT will become solely responsible for collecting social insurance premiums. When an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and recently amended in 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

As of the date of this annual report, our PRC subsidiaries have not paid the social insurance and housing funds for our employees in full and could be required to pay outstanding contributions and penalties. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Our Business—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

C. Organizational Structure

See “Item 3. KEY INFORMATION—Corporate Structure.”

D. Property, Plants and Equipment

See “Item 4. INFORMATION ON THE COMPANY—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

We are a provider of non-English foreign language (primarily in Spanish) tutorial services in China. Established in 1997 and headquartered in Shanghai, China, we have over twenty years of experience providing educational services that focus on the development of each of our student’s strengths and potential, and the promotion of life-long skills and interests in learning. Prior to the Reorganization, we operated one premium primary private school and one premium secondary private school through two VIEs, in addition to Our current operations include tutorial centers for children and adults, one educational company that partners with high schools to offer non-English foreign language classes to their students, and one logistics company that provides logistic and consulting services.

On September 1, 2021, the revised Implementing Regulation became effective. The revised Implementing Regulation prohibits private schools that provide compulsory education to be controlled by means of agreements or to enter into any transactions with any related parties. Until September 2021, the Company had controlled and received economic benefits from the VIEs, Ouhai Art School and Chongwen Middle School, two private schools that provide compulsory education, through a series of contractual arrangements (the “VIE Agreements”) to provide contractual exposure to foreign investment in Chinese-based companies, where Chinese law prohibits direct foreign investment in the Chinese operating companies. In order to become compliant with the revised Implementing Regulation, in September 2021, the Company completed a reorganization to divest its operations of Ouhai Art School and Chongwen Middle School. Through the Reorganization, (1) the Company sold all of its shares in Golden Sun Shanghai (the entity that controls Chongwen Middle School through contractual arrangements) to CEO and his wife; and (2) Golden Sun Wenzhou, one of the Company’s subsidiaries, terminated its VIE Agreements with Ouhai Art School. As a result of the foregoing, neither the Company nor any of its subsidiaries controls or receives economic benefits from any private schools that provide compulsory education, and, as of the date of this annual report, we believe the Company and its subsidiaries are compliant with the revised Implementing Regulation. The operating results of divestures have been retroactively classified discontinued operations.

During the fiscal year ended September 30, 2022 (“fiscal year 2022”), our revenue from continuing operations decreased by approximately 28%, to approximately $10.8 million from approximately $15.0 million for the fiscal year ended September 30, 2021 (“fiscal year 2021”). In fiscal year 2022, our net loss from continuing operations amounted to approximately $2.1 million, compared to net income from continuing operation of approximately $2.2 million in fiscal year 2021. The revenue decrease was due to the restrictive measurements caused by COVID-19 subvariant (Omicron) outbreak in fiscal year 2022. Such restrictions including quarantine arrangements and stay-at-home orders, adversely affected our offline tutorial programs in fiscal 2022. However, many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. The revocation or replacement of the restrictive measures to contain the COVID-19 pandemic is expected to have a positive impact on our tutorial program operations in future.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	A new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, or travel restrictions has been imposed to date upon different provinces or cities in China by the relevant local government authorities. The Company temporarily closed its Shanghai office and the related tutorial centers and as well as suspended offline marketing activities starting from April 1, 2022, as required by the local authorities in Shanghai, and had employees located in Shanghai work remotely. Starting from June 1, 2022, the Company reopened the Shanghai office and resumed offline marketing activities. During the fiscal year 2022, the COVID-19 pandemic had a material negative impact on the Company’s financial positions and operating results. In fiscal year 2022, the Company’s tutorial service revenue decreased by approximately $4.2 million, as compared to the fiscal year 2021 and the Company incurred net loss of approximately $2.1 million in fiscal year 2022.

●	The Chinese education sector is going through a series of reforms and new laws and guidelines have been recently promulgated and released to regulate our industry. We are subject to legal and operational risks associated with being based in and having the majority of the company’s operations in China. On September 1, 2021, the revised Implementing Regulation became effective. The revised Implementing Regulation prohibits private schools that provide compulsory education to be controlled by means of agreements or to enter into any transactions with any related parties. The new regulation has a material change in our operations.

●	The number of students enrolled is largely driven by the demand for the tutorial programs we offer, our reputation and brand recognition and our ability to improve the variety and quality of the programs we offer.

●	Pricing of our tuition fees are affected by the tuition policy set by governments. Article 38 of the Law for Promoting Private Education stipulates that the items and rates of fees to be charged by private schools shall be determined according to the cost of running a school, market demands and other relevant factors, and made available to the public. Tuition and fee rates for private schools are subject to the supervision by the relevant authority. Provincial governments, autonomous regions governments and centrally-administered municipalities set the guidelines on fees for not-for-profit schools; while the tuition criteria of for-profit private schools are subject to market conditions and shall be determined by the schools themselves. Currently, fees for our not-for-profit schools are determined by the school and filed with the relevant authorities for its supervision, while fees for our for-profit schools are primarily based on demand for our courses, the targeted market for our courses and fees charged by our competitors for the same or similar courses.

●	Our ability to manage our cost of revenues directly affects our profitability. Our cost of revenues mainly consists of labor costs, which are compensation for our teachers and educational staff, student-related costs, depreciation expenses and lease payment for our schools and tutorial centers. We expect our cost of revenues to increase in absolute amounts as we continue to grow our business.

Results of Continuing Operations

For the fiscal years ended September 30, 2022 and 2021

Impact of COVID-19

Beginning in late 2019, an outbreak of a novel strain of coronavirus (COVID-19) first emerged in China and has spread globally. In March 2020, the World Health Organization (“WHO”) declared the COVID-19 as a pandemic. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown.

A new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, or travel restrictions has been imposed to date upon different provinces or cities in China by the relevant local government authorities. The Company temporarily closed is Shanghai office and suspended offline marketing activities starting from April 1, 2022, as required by the local authorities in Shanghai, and had employees located in Shanghai work remotely. Starting from June 1, 2022, the Company reopened the Shanghai office and resumed offline marketing activities. During the fiscal year 2022, the COVID-19 pandemic had a material negative impact on the Company’s financial positions and operating results.

The COVID-19 outbreak had a significant negative impact on our tutorial services in fiscal year 2022. Our tutorial services revenue decreased by approximately $4.2 million, or 31%, to approximately $9.3 million in fiscal year 2022, from approximately $13.5 million in fiscal year 2021.

The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, the virus variation, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Revenue

We, through our China based subsidiaries, generate revenues from our continuing operations through the following main sources: (i) tutorial services and (ii) logistic and consulting services. The following table sets forth the breakdown of our revenue for the periods presented:

	For the fiscal years ended September 30,
	2022		2021
Revenue by type	Amount	% of total revenue	Amount	% of total revenue	Amount Increase (Decrease)	% Increase (Decrease)
Tutorial services	$9,279,210	86%	$13,518,061	90%	$(4,238,851)	(31)%
Logistic and consulting services and others	1,535,446	14%	1,508,930	10%	26,516	2%
Total revenue	$10,814,656	100%	$15,026,991	100%	$(4,212,335)	(28)%

Revenue decreased by approximately $4.2 million, or 28%, to approximately $10.8 million in fiscal year 2022 from approximately $15.0 million in fiscal year 2021. The decrease in revenue was mainly due to a decrease of approximately $4.2 million in tutorial service revenue in fiscal year 2022.

Tutorial services

Our tutorial services revenue decreased by approximately $4.2 million, or 31%, to approximately $9.3 million in fiscal year 2022, from approximately $13.5 million in fiscal year 2021. The total number of student enrollment in our tutorial programs decreased by 1,819 from an aggregate of 9,719 students in fiscal year 2021 to an aggregate of 7,900 students in fiscal year 2022. Our average revenue recognized per student decreased by $216 from $1,391 per student in fiscal year 2021 to $1,175 per student in fiscal year 2022, primary due to less course time taken per student in Qinshang Education. The revenue decrease was due to new COVID-19 subvariant (Omicron) outbreak in several cities in fiscal 2022.

Qinshang Education, a subsidiary of the Company established in December 2019, started generating revenue by partnering with high schools to provide non-English foreign languages tutoring services, primarily in Spanish, in fiscal year 2020. The revenue generated by Qingshang Education decreased by approximately $1.4 million, or 30%, from approximately $4.8 million in fiscal year 2021 to approximately $3.3 million in fiscal year 2022. The number of our partner-schools decreased from 64 in fiscal year 2021 to 58 in fiscal year 2022. Despite the number of students enrolled in Qingshang Education’s non-English foreign languages tutorial programs increased from 2,682 in fiscal year 2021 to 3,041 in fiscal year 2022, the new recruits have taken fewer course hours in fiscal 2022, which led to the average revenue per student decreasing from $1,778 in fiscal year 2021 to $1,023 in fiscal year 2022. Our other training centers, such as Hongkou Tutorial and Zhouzhi Culture were also adversely impacted from the Omicron outbreak. Revenue generated by other training centers, except Qinshang Education, decreased by approximately $2.8 million, or 27%, from approximately $10.3 million in fiscal year 2021 to approximately $7.5 million in fiscal year 2022. The foregoing factors all contributed to the decrease in tutorial services revenue.

Logistic and consulting services and others

Revenues from logistic and consulting services and others kept steady at approximately $1.5 million in fiscal year 2022 and 2021.

Cost of Revenues

Cost of revenues from our continuing operations decreased by approximately $0.2 million, or 3%, to approximately $6.0 million in fiscal year 2022, from approximately $6.2 million in fiscal year 2021. The cost decrease in fiscal year 2022 was contributed by an approximately $1.2 million decrease in other training centers in line with the decreased revenue, partially offset by an approximately $1.0 million of increased cost in Qinshang Education, due to the expansion strategy of our non-English foreign languages tutorial program with more teachers recruited and reserved since April 2021. The average monthly headcounts of Qinshang Education increased from 77 in fiscal 2021 to 117 in fiscal 2022, which resulted in to the higher cost incurred by Qinshang Education in fiscal year 2022 with the teachers’ compensation increased by approximately $1.1 million. The expansion of our non-English foreign languages tutorial program was adversely affected by the new COVID-19 subvariant (Omicron) outbreak in fiscal year 2022. We started to shrink the teacher’s headcount since July 2022 to keep at a reasonable level for cost control purpose. We expect the non-English foreign languages tutoring programs to recover and expand in the future under the lifted COVID-19 restriction policy.

Gross profit

Gross profit decreased by approximately $4.0 million, or 45%, to approximately $4.8 million in fiscal year 2022, from approximately $8.8 million in fiscal year 2021. The decrease in gross profit was mainly due to a decrease in tutorial services revenue and cost increases in Qinshang Education, as mentioned above.

Overall gross profit margin decreased to 44% in fiscal year 2022 from 59% in fiscal year 2021. Specifically, gross profit margin for Qingshang Education decreased from 64% in fiscal 2021 to 18% in fiscal 2022, due to the foregoing reasons. The overall decrease in gross profit margin was due to the impact of the new COVID-19 subvariant (Omicron). Despite students taking fewer course hours, which led to decrease in revenue, we still needed to retain the teachers and staff to prepare for the loosening of COVID-19 restrictions and anticipated economic recovery.

Operating Expenses

	For the fiscal years ended September 30,
	2022		2021
	Amount	% of revenue	Amount	% of revenue	Amount Increase	% Increase
Selling expenses	$1,634,155	15%	$2,208,296	15%	$(574,141)	(26)%
General and administrative expenses	4,717,664	44%	4,656,256	31%	61,408	1%
Total	$6,351,819	59%	$6,864,552	46%	$(512,733)	(7)%

Operating expenses from our continuing operations decreased by approximately $0.5 million, or 7%, from approximately $6.9 million in fiscal year 2021, to approximately $6.4 million in fiscal year 2022. The decrease in operating expenses was mainly due to approximately $0.6 million in selling expenses in fiscal year 2022.

Selling expenses

Selling expenses from our continuing operations decreased by approximately $0.6 million to approximately $1.6 million in fiscal year 2022, as compared to approximately $2.2 million in fiscal year 2021. The decrease in selling expenses was mainly due to the decrease of marketing and promotional activities of approximately $0.5 million in fiscal year 2022, as compared to fiscal year 2021.

General and administrative expenses

General and administrative expenses of our continuing operations kept steady at approximately $4.7 million in fiscal year 2022 and 2021. As a percentage of revenues, general and administrative expenses represented approximately 44% and 31% of our total revenues in fiscal year 2022 and 2021, respectively.

Interest expense

Our net interest expense from our continuing operations both were approximately $0.2 million in fiscal years 2022 and 2021. As of September 30, 2022 and 2021, we had an aggregate of approximately $3.0 million and $2.1 million in bank loan balances outstanding, respectively. The average interest rate was approximately 7.9% and 6.9% in fiscal year 2022 and 2021 for the bank loans, respectively.

(Loss) income before income taxes

Loss from our continuing operations before income tax was approximately $1.8 million in fiscal year 2022 and income from our continuing operation before income tax was approximately $2.0 million in fiscal year 2021.The decrease of approximately $3.7 million was primarily attributable to less gross profit in fiscal year 2022, as stated above.

Provision for income taxes

Income tax provision from our continuing operations was $0.4 million and $0.7 million in fiscal year 2022 and 2021, respectively. The income tax expenses were generated by our several profitable subsidiaries, including Zhouzhi Culture, Lilong Logistics, Xianjin Technology, Hangzhou Jicai and Yangfushan Tutorial. We incurred sizable loss in Qinshang Education, due to setbacks caused by restrictive measures associated with COVID-19; we also incurred loss in WFOE, due to general and administrative expenses associated with the IPO, however, these losses can’t be used to offset the profits of other subsidiaries. As a result, although we are in a loss situation on consolidated level, we still incur income tax expenses.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. According to the Law on the Promotion of Private Education (“2016 Private Education Law”) effective as of September 1, 2017, private schools may enjoy preferential tax treatment, and non-for-profit private schools will be entitled to similar tax benefits as public schools. Our subsidiaries are subject to statutory 25% income tax rate.

Net (loss) income

Our net loss from continuing operations was approximately $2.1 million in fiscal year 2022, compared to a net income of approximately $1.3 million in fiscal year 2021.

Our net income from discontinued operations was $nil in fiscal year 2022, compared to approximately $0.9 million in fiscal year 2021.

Our total net loss was approximately $2.1 million in fiscal year 2022 as compared with an approximately $2.2 million net income in fiscal year 2021.

For the years ended September 30, 2021 and 2020

Revenue

We, through our China based subsidiaries, generate revenues from our continuing operations through the following main sources: (i) tutorial services, and (ii) logistic and consulting services. The following table sets forth the breakdown of our revenue for the periods presented:

	For the fiscal years ended September 30,
	2021		2020
Revenue by type	Amount	% of total revenue	Amount	% of total revenue	Amount Increase (Decrease)	% Increase (Decrease)
Tutorial services provided by our PRC subsidiaries	13,518,061	90%	6,827,677	88%	6,690,384	98%
Logistic and consulting services	1,508,930	10%	907,508	12%	601,422	66%
Total revenue	$15,026,991	100%	$7,735,185	100%	$7,291,806	94%

Revenue from our continuing operations increased approximately $7.3 million, or 94%, to approximately $15.0 million in fiscal year 2021 from approximately $7.7 million in fiscal year 2020. The increase in revenue was mainly due to an increase of approximately $6.7 million in tutorial service revenue in fiscal year 2021.

Tutorial services

Our tutorial services revenue increased by approximately $6.7 million, or 98%, to approximately $13.5 million in fiscal year 2021, from approximately $6.8 million in fiscal year 2020. Due to the effective control of the COVID-19 pandemic in China, we resumed in-person tutorial class sessions and increased our average tuition fees to pre-pandemic levels, consequently achieving revenue rebound in tutorial services for fiscal year 2021. The total number of student enrollment in our tutorial programs increased by 162 from an aggregate of 9,557 students in fiscal year 2020 to an aggregate of 9,719 students in fiscal year 2021, our average revenue recognized per student increased by $677 from $714 per student in fiscal year 2020 to $1,391 per student in fiscal year 2021. Qinshang Education, a subsidiary of the Company established in December 2019, started generating revenue by partnering with high schools to provide non-English foreign languages tutoring services in fiscal year 2020. The number of our partner-schools increased from 28 in fiscal year 2020 to 64 in fiscal year 2021; the number of students enrolled in Qingshang’s non-English foreign languages tutorial programs increased from 786 in fiscal year 2020 to 2,682 in fiscal year 2021, as a result, the revenue increased significantly in the fiscal year 2021.

Logistic and consulting services

Logistic and consulting services revenue increased by approximately $0.6 million, or 66%, to approximately $1.5 million in fiscal year 2021 from approximately $0.9 million in fiscal year 2020. The increase was mainly due to increase in our catering services offered to our affiliated schools.

Cost of Revenues

Cost of revenues from our continuing operations increased by approximately $2.1 million, or 52%, to approximately $6.2 million in fiscal year 2021, from approximately $4.1 million in fiscal year 2020. The higher cost of revenue in fiscal year 2021 was in line with the increase in revenues, largely as a result of the additional costs incurred for teachers compensations and management fees for our non-English foreign languages tutorial program. Catering cost also contributed to the increase in fiscal 2021 as schools catering service were closed for some part of fiscal year 2020 during the period of January to April 2020 due to the impact of COVID-19.

Gross profit

Gross profit from our continuing operations increased by approximately $5.2 million, or 141%, to approximately $8.8 million in fiscal year 2021, from approximately $3.7 million in fiscal year 2020. Overall gross profit margin was approximately 59% in fiscal year 2021, as compared to approximately 47% in fiscal year 2020. The increases in gross profit and gross margin in fiscal year 2021 were primarily due to the increase in tutorial service revenue that outweighed the increase in costs in tutorial service. In fiscal year 2020, there was no significant tutorial service revenue from Qinshang Education, while we incurred certain start-up costs, such as course development, teacher recruiting and training cost etc., which resulted in a lower gross margin for tutorial service from Qingshang Education. As Qingshang Education’s revenue increased significantly in fiscal 2021, it achieved a 64% gross profit margin. In addition, we improved our operational efficiency and achieved a higher gross margin with respect to our three tutorial centers. The above contributed to overall improvement of our gross profit margin.

Operating Expenses

	For the fiscal years ended September 30,
	2021		2020
	Amount	% of revenue	Amount	% of revenue	Amount Increase	% Increase
Selling expenses	$2,208,296	15%	$797,209	11%	$1,411,087	177%
General and administrative expenses	4,656,256	31%	2,806,933	36%	1,849,323	66%
Total	$6,864,552	46%	$3,604,142	47%	$3,260,410	90%

Operating expenses from our continuing operations increased by approximately $3.3 million, or 90%, from approximately $3.6 million in fiscal year 2020, to approximately $6.9 million in fiscal year 2021. The increase in operating expenses was mainly due to approximately $1.8 million increased in general and administrative expenses and approximately $1.4 million in selling expenses in fiscal year 2021.

Selling expenses

Selling expenses from our continuing operations increased by approximately $1.4 million to approximately $2.2 million in fiscal year 2021, as compared to approximately $0.8 million in fiscal year 2020. The increase in selling expenses was mainly due to (i) approximately $1.0 million increase in amortization of contract acquisition cost related to the upfront fees paid to tutorial service agents to facilitate the related contracts with students for the tutorial service, and (ii) more marketing and promotional activities in fiscal 2021, as compared to fiscal 2020.

General and administrative expenses

General and administrative expenses of our continuing operations increased by approximately $1.8 million, or 66%, to approximately $4.7 million in fiscal year 2021, from approximately $2.8 million in fiscal year 2020. As a percentage of revenues, general and administrative expenses represented approximately 31% and 36% of our total revenues in fiscal year 2021 and 2020, respectively. The increase of general and administrative expenses was primarily attributable to (i) $1.2 million increase in salary expenses, which largely attributed to increased technical and management compensations for our non-English foreign languages tutorial programs; and (ii) $0.2 million increase in consulting and professional fees related to our proposed initial public offering.

Interest expense

Our net interest expense from our continuing operations was approximately $0.2 million and $0.1 million in fiscal years 2021 and 2020. As of September 30, 2021 and 2020, we had an aggregate of approximately $2.1 million and $1.6 million bank loan balances outstanding, respectively. The average interest rate was approximately 6.9% and 8.2% in fiscal year 2021 and 2020 for the bank loans, respectively.

Income before income taxes

Income from our continuing operations before income tax was approximately $2.0 million and $38,000 in fiscal year 2021 and 2020, respectively. The increase of approximately $1.9 million was primarily attributable to higher gross profit in fiscal year 2021, as stated above.

Provision for income taxes

Income tax provision from our continuing operations was $0.7 million and $0.2 million in fiscal year 2021 and 2020, respectively. The increase in income tax provision was in line with the increase in taxable income in fiscal 2021.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. According to the Law on the Promotion of Private Education (“2016 Private Education Law”) effective as of September 1, 2017, private schools may enjoy preferential tax treatment, and will be entitled to similar tax benefits as public schools. Our subsidiaries are subject to statutory 25% income tax rate. Yangfushan Tutorial, qualified as a “small-scaled minimal profit enterprise”, is entitled to a preferential rate of 10% for the year ended September 30, 2020. It was not qualified as a “small-scaled minimal profit enterprise” for the year ended September 30, 2021, thus was subject to statutory 25% income tax rate for the same period. The Company’s other subsidiaries are subject to statutory 25% income tax rate.

Net income

Our net income was approximately $1.3 million in fiscal year 2021, compared to a net loss of approximately $146,000 in fiscal year 2020. The increase was primarily due to the higher gross profit in fiscal year 2021.

Our net income from discontinued operations increased by approximately 326% to approximately $855,040 in fiscal year 2021 from approximately $200,000 net income from discontinued operations in fiscal year 2020.

Our total net income was approximately $2.2 million in fiscal year 2021, as compared with approximately $55,000 net income in fiscal year 2020.

Liquidity and Capital Resources

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. For the year ended September 30, 2022, the Company’s revenue decreased by approximately $4.2 million to $10.8 million from $15 million the year ended September 30, 2021, which was mainly due to the decreased in revenue from tutorial services caused by the continuous COVID-19 containment measurements, including lockdowns. As a result, the Company incurred a net loss of approximately $2.1 million for the year ended September 30, 2022. The Company has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders, and it intends to continue doing so in the near future.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, and supports from controlling shareholders, if necessary, to ensure sufficient working capital. For the years ended September 30, 2022, 2021 and 2020, the Company had positive cash flow from operations. On June 24, 2022, the Company completed its IPO with net proceeds of approximately $17.6 million. As of September 30, 2022, the Company had cash on hand of $20.3 million and working capital of $9.5 million. Deferred revenue included in current liabilities amounted to approximately $4.4 million, mainly presenting the deferred tuition payments that will be recognized as revenue in the next fiscal year when the services are provided. As of September 30, 2022, the Company had long-term loans of approximately $3.0 million. The Company expects that it will be able to obtain new bank loans or renew its existing bank loans upon maturity based on past experience and the Company’s good credit history. Furthermore, starting in December 2022, China announced the easing of its COVID-19 restriction policy. The Company believes that its cash on hand and internally generated cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments make it necessary, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue additional debt or obtain financial supports from shareholders. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary.

Cash flows

For the years ended September 30, 2022, 2021 and 2020

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal years ended
	September 30, 2022	September 30, 2021	September 30, 2020
Net cash provided by (used in) continuing operations	$910,251	$(801,054)	$484,075
Net cash provided by discontinued operations	-	832,947	1,024,501
Net cash provided by operating activities	910,251	31,893	1,508,576
Net cash used in continuing investing activities	(174,074)	(91,145)	(320,810)
Net cash used in discontinued investing activities	-	(121,471)	(1,259,430)
Net cash used in investing activities	(174,074)	(212,616)	(1,580,240)
Net cash provided by (used in) continuing financing activities	18,634,264	5,682,665	(194,795)
Net cash (used in) provided by discontinued financing activities	-	(7,686,234)	215,442
Net cash provided by (used in) financing activities	18,634,264	(2,003,569)	20,647
Effect of exchange rate changes on cash	(215,720)	167,061	151,377
Net increase (decrease) in cash	$19,154,721	$(2,017,231)	$100,360

Operating Activities

Net cash provided by operating activities was approximately $0.9 million in fiscal year 2022, compared to net cash provided by operating activities of approximately $32,000 in fiscal year 2021. Net cash provided by operating activities in fiscal year 2022 mainly consisted of a net loss $2.1 million from continuing operations, adjustments of $0.3 million non-cash items, an increase of approximately $1.8 million in accrued expenses and other liabilities, a decrease of approximately $0.9 million in prepayments and other assets, an increase of approximately $0.5 million in accounts payable and a decrease of approximately $0.3 million in accounts receivable, offset by a decrease of approximately $1.4 million in deferred revenue.

Net cash provided by operating activities was approximately $32,000 in fiscal year 2021, compared to net cash provided by operating activities of approximately $1.5 million in fiscal year 2020. Net cash provided by operating activities in fiscal year 2021 mainly consisted of a net income $1.3 million from continuing operations, adjustments of $0.3 million non-cash items, an increase of approximately $0.9 million in tax payables, operating cash flows of $0.8 million from discontinued operations, offset by an increase of approximately $1.5 million in prepayments and other assets, an decrease of approximately $1.1 million in deferred revenue and an increase of approximately $0.7 million in accounts receivable.

Net cash provided by operating activities was approximately $1.5 million in fiscal year 2020, compared to net cash provided by operating activities of approximately $6.8 million in fiscal year 2019. Net cash provided by operating activities in fiscal year 2020 mainly consisted of operating cash flows of $1.0 million from discontinued operation, adjustments of $0.1 million non-cash items, an increase of approximately $1.2 million in deferred revenue, an increase of $0.3 million in tax payables, offset by a net loss from continuing operation of approximately $0.1 million, and an increase of approximately $0.8 million in prepayments.

Investing Activities

Net cash used in investing activities was approximately $0.2 million in fiscal year 2022, which mainly consisted of approximately $0.2 million to purchase of property and equipment used in school operation.

Net cash used in investing activities was approximately $0.2 million in fiscal year 2021, mainly consisted of approximately $91,000 to purchase of property and equipment used in school operation and approximately $0.1 million used in discontinued operation.

Net cash used in investing activities was approximately $1.6 million in fiscal year 2020, mainly consisted of approximately $0.3 million to purchase of property and equipment used in school operation and approximately $1.3 million used in discontinued operation.

Financing Activities

Net cash provided by financing activities was approximately $18.6 million in fiscal year 2022, including proceeds from initial public offering of approximately $18.3 million and net proceeds from bank loans of approximately $1.2 million, offset by net payment to related parties of approximately $0.8 million.

Net cash used in financing activities was approximately $2.0 million in fiscal year 2021, including net proceeds from related parties of approximately $5.2 million, net proceeds from bank loans of approximately $0.4 million, and net proceeds from third parties loans of approximately $0.3 million, offset by approximately $7.7 million used in discontinued operation.

Net cash provided by financing activities was approximately $21,000 in fiscal year 2020, including net proceeds from bank loans of approximately $86,000, payment of approximately $0.3 million of issuance cost and approximately $0.2 million provided by discontinued operations.

Capital Expenditures

Our capital expenditures attributable to our continuing operations consist primarily of additions to fixed assets as a result of our business growth. Our capital expenditures amounted to approximately $174,000, $91,000 and $321,000 in fiscal years 2022, 2021 and 2020, respectively.

Contractual Obligations

We had various outstanding bank loans of approximately $3.0 million and $2.1 million as of September 30, 2022 and 2021, respectively. We have also entered into non-cancellable operating lease agreements for several offices and operating facilities. The lease terms extend through 2029.

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2022:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$2,193,509	$648,260	$811,808	$409,362	$324,079
Bank loans	3,028,046	933,436	2,094,610	-	-
Total	$5,221,555	$1,581,696	$2,906,418	$409,362	$324,079

Off-balance Sheet Commitments and Arrangements

As of September 30, 2022 and 2021, we had capital injection obligations in five entities that totaled $9,840,444 and $10,839,269, respectively. Pursuant to the Chinese company laws, the timing of the contribution to the registered capital is specified in the articles of incorporation, and the remaining contribution can be made before year 2030, unless any subsequent shareholder meeting adjusts this capital injection plan.

Except for the capital injection obligations mentioned above, there were no off-balance sheet arrangements for the fiscal years ended September 30, 2022 and 2021, that have, or that in the opinion of the management are likely to have, a current or future material effect on our financial condition or results of operations.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: being approximately 2.5% in 2020, 0.9% in 2021 and 2.0% in 2022.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, refund liabilities, revenue recognition, and valuation allowance for deferred tax assets.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. For the year ended September 30, 2022 and 2021, $23,384 and $31,440 was written off against accounts receivables, respectively. Allowance for uncollectible balances amounted to $92,086 and $nil as of September 30, 2022 and 2021, respectively.

Revenue recognition

The Company generates revenues primarily from tuition fees and other fees collected from services provided. Revenue is recognized when the price is fixed or determinable, persuasive evidence of the arrangement exists, the service is performed or the product is delivered and collectability of the resulting receivable is reasonably assured.

The Company has adopted ASC 606, “Revenue from Contracts with Customers” and all subsequent ASUs that modified ASC 606, using the modified retrospective approach for the year ended September 30, 2019 and has elected to apply it retrospectively for the year ended September 30, 2018. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company’s continuing operations currently generated its revenue from the following main sources:

Tutorial service revenue

The Company offers various off-campus small-group foreign language tutoring programs. Each contract of tutorial service programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation, which is satisfied proportionately based on a straight-line basis over the program term as students simultaneously receive and consume the benefits of these services throughout the program term. The Company is the principal in providing tutorial services as it controls such services before the services are transferred to the customer. The program fees are generally collected in advance and are initially recorded as deferred revenue. Generally, the Company approves refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. The Company estimates and records refund liability for the portion the Company does not expect to be entitled based on historical refund ratio on a portfolio basis using the expected value method.

Logistic and consulting services

The Company also provides logistic and consulting services to schools and kindergartens, including, but not limited to, logistic, catering, branding, academic management, basic education resources, human resources, procurement and logistics management services. The promised services in each logistic and consulting service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The revenue is recognized on a straight-line basis over the period of the logistic and consulting service, as customers simultaneously receive and consume the benefits of these services throughout the service period.

Practical expedient

As a practical expedient, the Company elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. The Company has applied the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, the Company elects the portfolio approach in applying the new revenue guidance.

Contract assets

In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Entities sometimes incur costs to obtain a contract that otherwise would not have been incurred. Entities also may incur costs to fulfill a contract before a good or service is provided to a customer. The revenue standard provides guidance on costs to obtain and fulfill a contract that should be recognized as assets. Costs that are recognized as assets are amortized over the period that the related goods or services transfer to the customer, and are periodically reviewed for impairment. Only incremental costs should be recognized as assets. Incremental costs of obtaining a contract are those costs that the entity would not have incurred if the contract had not been obtained.

As of September 30, 2022, in order to develop non-English foreign language tutorial service for middle school students, the Company incurred a total of approximately $2.0 million (RMB14.3 million) in commission type fees and administration costs paid to agents to facilitate the related contracts with students for the tutorial service period, generally from 4 to 30 months tutorial service periods. The Company will not incur such costs if the Company does not enter into the tutorial service contracts with the students, as a result, the cost of approximately $2.0 million (RMB14.3 million) is considered as the incremental costs of obtaining contracts and shall be capitalized and amortized over the tutorial service period. For the years ended September 30, 2022, 2021 and 2020, the Company amortized the related amount of $1.1 million, $1.1 million and $0.1 million into selling expense, respectively. As of September 30, 2022 and 2021, the contract assets amounted to $0.3 million and $0.7 million, respectively.

Contract liability

Contract liabilities are presented as deferred revenue in the consolidated balance sheets, which represents service fee payment received from students in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of September 30, 2022 and 2021, the balance of deferred revenue amounted to $4.4 million and $6.3 million, respectively. Substantially all of which will be recognized as revenue during the Company’s following fiscal year.

Refund liability

Refund liability mainly relates to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of September 30, 2022 and 2021, refund liability amounted to $0.2 million and $0.3 million, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of September 30, 2022 and 2021, there are $2,573,831 and $2,475,474 respectively of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended September 30, 2022, 2021 and 2020. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annually period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Company adopted this guidance effective October 1, 2022. The Company recorded the operating lease right-of-use assets and operating lease liabilities of $1.8 million upon adoption of ASU 2016-02, Leases.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For the Company as an emerging growth company, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASUs is on a modified retrospective basis. The Company is in the process of evaluating the effect of the adoption of this ASU.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. The guidance in this ASU eliminates certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. For public entities, the amendments in this Update are effective for fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendment is permitted. The Company adopted this guidance effective October 1, 2022. The adoption of the new guidance did not have a significant impact on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company is in the process of evaluating the effect of the adoption of this ASU.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Xueyuan Weng	58	Chairman, Director, Chief Executive Officer
Yunan Huang	45	Chief Financial Officer
Xiaoyi Wang	36	Chief Operating Officer
Liming Xu	61	Director
Peilin Ji	65	Director
Pengmun Foo	51	Independent Director
Robert Travers	37	Independent Director
Wenlong Xia	50	Independent Director
Jin’an Li	45	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Xueyuan Weng has served as a director of Golden Sun Cayman since its inception in September 2018, the executive director of Golden Sun Wenzhou since October 2018, the chief executive officer of Chongwen Middle School since August 2018, the executive director of Yinuo Education Technology Co., Ltd., a technology company servicing the education sector since November 2017, the executive director of Gongyu Education since September 2017, the chairman of Golden Sun Hong Kong since June 2017, the executive director of Shanghai Golden Sun Education Technology Co., Ltd., a technology company focuses on the development of education software and computer software, since December 2015, the chief executive officer of Ouhai Art School since March 2015, the chairman of Golden Sun Shanghai since November 2013, the supervisor of Wenzhou Kunlong Industrial Co., Ltd., a company that intends to engage in the research and development of educational device and computer software, since April 2010 and the chairman of the board of supervisors of Yangfushan Tutorial  since April 2008. Prior to joining the Company, Mr. Weng served as the chairmen of Wenzhou New Thought Education Group from September 2000 to August 2008. He served as the chairman of Wenzhou New Century School from September 1997 to August 2000. Prior to that, he worked at various local middle schools and the local government in Whenzhou from 1986 to 1997. Mr. Weng received and EMBA degree from Macau University of Science and Technology in 2009 and graduated from Wenzhou Teachers College with a major in Political Science in 1986.

Ms. Yunan Huang has served the chief financial officer of Golden Sun Cayman since September 2020. From July 2010 to December 2019, she served as the deputy general manager and board secretary of Guangdong Guixin Electronics Technology Co., Ltd., a Guangzhou-based semiconductors company. From July 2009 to July 2010, she served as the assistant to the chairman of Qiaojiangnan Co., Ltd., a Beijing-based restaurant services and management company. Ms. Huang received an MBA from the National University of Singapore in 2008, an MBA from Beijing University in 2009, and a bachelor’s degree in international business English from Guangdong University of Foreign Studies. She holds a Certified Management Accountant Certification by the American Institute of Certified Public Accountants and a Chartered Global Management Accountant Certification by the Chartered Institute of Management Accountants, and a CPA certification by the CPA Australia.

Ms. Xiaoyi Wang has served as the chief operating officer of Golden Sun Cayman since September 2020. From May 2014 to July 2020, she served as the executive deputy principal of Hongkou Tutorial. From April 2014 to July 2010, she served as the assistant to the principal of Shanghai Huangpu Youth Continuing Education School. Ms. Wang has 10 years of school management experience and is familiar with all aspects of operating a school. She received an MBA from Shanghai International Studies University (“SISU”) in 2018, spending time studying at Halmstad University in Sweden and ESIC Business & Marketing School in Spain and a bachelor’s degree from the SISU in Advertisement (English) in 2010.

Mr. Liming Xu has served as the Company’s director since November 10, 2020. He has also served as the chairman of the board of directors of Hongkou Tutorial since May 2014. From May 2002 to April 2014, Mr. Xu served as the principal of Shanghai Huangpu Youth Continuing Education School. He has over 35 years of experience as an educator and in managing schools. He received a bachelor’s degree in physics from Jiangxi Normal University in 1984.

Ms. Peilin Ji has served as the Company’s director since November 10, 2020. Since January 2013, she has invested in various companies in the restaurant and education industries. She has been engaging in various investment activities since 2007. Previously, she was the business operator for Shanghai Sports Lottery from January 2004 to September 2006, and Yangpu district night market from February 1987 to December 2003. She graduated from Tongji High School in 1975.

Mr. Pengmun Foo is an independent director nominee of Golden Sun Cayman. From January 2014 to August 2019, Mr. Fu served as the chief financial officer of Hebron Technology Co., Ltd., a Wenzhou-based NASDAQ listed company engaged in developing, manufacturing and providing customized installation of valves and pipe fittings for use in the pharmaceutical, biological, food and beverage, and other clean industries, and he also served as the director of Hebron Technology Co., Ltd. from January 2014 to November 2018. Mr. Fu also served as a director and the chief financial officer of SOS Health Rescue Services Ltd., one of the largest health rescue services providers in China, offering the equivalent of a private 911 call service for emergencies. Mr. Fu has over 24 years of investment, financing experience as well as financial management and restructuring work experience in Asia, and he has extensive leadership experience in strategy, financial management and capital markets. Mr. Fu is a Fellow Chartered Accountant and Certified Public Accountant (CPA). Mr. Fu received a bachelor’s degree in accountancy from Nanyang Technological University, Singapore, in 1996.

Mr. Robert Travers is an independent director nominee of Golden Sun Cayman. Mr. Travers is a serial entrepreneur. He is a part-owner and consultant for various companies and clients across the US, specializing in sales, business development, product management and partnerships. Since January 2014, he served as the managing director and consultant of Lost Lighter LLC, a U.S.-based software developer. Mr. Travers received a bachelor’s degree in entrepreneurship & small business management from Quinnipiac University in 2009.

Mr. Wenlong Xia is an independent director nominee of Golden Sun Cayman. He is the founder and has served as the president of Accord Power Inc., a New York-based a solar photovoltaic company since its establishment in June 2011. In 2018, Mr. Xia was elected the president of Sino-American Commerce Association, a New York-based non-profit organization with more than 110 small businesses as members and has been serving as the president since then. Prior to founding Accord Power, Mr. Xia worked at several various global investment banks for twenty years, specializing in risk analysis and management, and financial modelling for multi-billion dollar portfolios. Ms. Xia received a master’s degree in computer science and engineering from the Chinese Academy of Sciences in 1985, and a bachelor’s degree in computer science from Beijing Aeronautics Institute in 1982.

Mr. Jin’an Li is an independent director nominee of Golden Sun Cayman. He has served as the chairman of Shanghai Houyouan Asset Management Co., Ltd., an asset management company since March 2018, and the chief strategy officer of Guohou Finance Asset Management Co., Ltd., an asset management company since January 2018. From March 2015 to January 2018, he served as the chief executive officer and chief risk officer of China Securities Credit Investment Co., Ltd. (“China Securities”), a credit technology provider, and the chairman of China Securities (Shanghai) Credit Investment Co., Ltd., the Shanghai branch of China Securities. He has over 20 years of experience in managing several well-recognized securities firm in China, and has ample experience in securities in finance, particularly in a public company’s operations, management, and investments. He received an EMBA from Shanghai National Accounting Institute in 2007, an MBA from the W. P. Carey School of Business of Arizona State University in 2007, a PhD in finance in 2005, a master’s degree in money and banking from Chinese Academy of Social Sciences in 1996, and a bachelor’s degree in finance and accounting from Jiangxi University of Finance and Economics in 1989.

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors consists of seven directors, four of whom shall be “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association expected to be amended and effective on or before the completion of this offering. We have the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to such employment agreements, we have agreed to employ each of our executive officers for a specified time period, which agreements may be renewed upon both parties’ agreement 60 days before the end of the current employment term, and payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the US. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

B. Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the year ended September 30, 2022, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Xueyuan Weng (CEO and Executive Director)	2022	58,294	300,000	-	-	-	-	-	358,294
Yunan Huang (CFO)	2022	91,558	-	-	-	-	-	-	91,558
Xiaoyi Wang (COO)	2022	21,821	-	-	-	-	-	-	21,821
Yixiong Weng (Manager at Lilong Logistic)	2022	29,665	250,000	-	-	-	-	-	279,665
Liming Xu (Executive Director)	2022	10,018	250,000	-	-	-	-	-	260,018
Zhou Shen (Manager at Qingshang Education)	2022	41,201	250,000	-	-	-	-	-	291,201

Compensation of Independent Directors

For the fiscal year 2022, we compensated our independent directors an aggregate of $20,000 in cash for their services.

Insider Participation Concerning Executive Compensation

Our Compensation Committee makes all determination regarding executive officer compensation.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Pengmun Foo, Wenlong Xia, and Jin’an Li. Pengmun Foo is the chairperson of our audit committee. We have determined that Pengmun Foo, Wenlong Xia, and Jin’an Li satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Pengmun Foo qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Wenlong Xia, Pengmun Foo, and Jin’an Li. Wenlong Xia is the chairperson of our compensation committee. We have determined that Wenlong Xia, Pengmun Foo, and Jin’an Li satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jin’an Li, Pengmun Foo, and Robert Travers. Jin’an Li is the chairperson of our nominating and corporate governance committee. Jin’an Li, Pengmun Foo, and Robert Travers satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website at http://ir.jtyjyjt.com.

D. Employees

See “Item 4. INFORMATION ON THE COMPANY—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 14,325,491 Class A ordinary shares and 4,030,000 Class B ordinary shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership*	Percentage of Aggregate Voting Power**
	Number	Number	%	%
Directors and Executive Officers(1):
Xueyuan Weng, CEO	0	4,030,000	21.95%	58.45%
Yunan Huang, CFO	0	0	0	0
Xiaoyi Wang	0	0	0	0
Liming Xu(3)	650,000	0	3.54%	1.88%
Peilin Ji(2)	2,080,000	0	11.33%	6.03%
Pengmun Foo	0	0	0	0
Robert Travers	0	0	0	0
Wenlong Xia	0	0	0	0
Jin’an Li	0	0	0	0
All directors and executive officers as a group (nine individuals):	2,730,000	4,030,000	36.82%	66.36%

5% Shareholders:
Xueyuan Weng, CEO No.8, Gaotian Road, Hongdian Street, Lucheng District, Wenzhou City, Zhejiang Province, China	0	4,030,000	21.95%	58.45%
Well Joy International Investment Limited(2) Room 101, No. 41, Shiguangsan Village, Yangpu District, Shanghai, China	2,080,000	0	11.33%	6.03%

*	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A ordinary shares and Class B ordinary shares as a single class.

**	Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to five votes per share, and while on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders.

(1)	Unless otherwise indicated, the business address of each of the individuals is Profit Huiyin Square North Building, Huashan 2018, Unit 1001, Xuhui District, Shanghai, China.

(2)	Peilin Ji is the 100% owner of Well Joy International Investment Limited that holds 2,080,000 Class A ordinary shares.

(3)	Liming Xu is the 100% owner of Ever Loyal Industrial Limited that holds 650,000 Class A ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

Mr. Xueyuan Weng is the Company’s CEO, director and principal shareholder. Our transactions with him are summarized as follow:

	For the years ended September 30,
	2022	2021	2020
Accounts receivable-related parties(1)::
Kindergartens owned by Mr. Weng	$54,825	$-	$-
Amounts due from related party(2):
Due from Mr. Xueyuan Weng (the Company’s CEO, director and principal shareholder)	$100,122	$-	$-

Amounts due to related party(2):
Due to Mr. Xueyuan Weng (the Company’s CEO, director and principal shareholder)	$-	$672,560	$-

Revenue earned from related party(3)
Logistic and consulting service revenue	$710,620	$365,042	$334,588

(1)	Accounts receivable from related parties amounted to $54,825 as of September 30, 2022, which have been fully collected subsequently.

(2)

As of September 30, 2022, the balance of the amounts represented the funds advanced to the CEO of the Company for his immediate business and travel advance purpose. The amount was fully collected subsequently.

As of September 30, 2021 and 2020, the balance of the amounts due to related party represent non-interesting bearing and unsecured borrowing from related party for working capital purpose. The due to related party are due on demand.  Mr. Xueyuan Weng signed a commitment letter not to demand the repayment of the payable as long as the Company needs these funds as working capital until 2025.

(3)	For the years ended September 30, 2022, 2021 and 2020, the Company provided certain logistic and consulting services to certain kindergartens owned by Mr. Weng and earned revenue of $$710,620, $365,042 and $334,558, respectively. From September 30, 2022 to the date of the annual report, the Company earned revenue of $238,052 from the above service. As the date of this annual report, the Company has accounts receivable of $54,825 from the above service.

Sale of Golden Sun Shanghai

As part of the Reorganization, on September 30, 2021, the Company sold all shares in Golden Sun Shanghai to Mr. Xueyuan Weng and his wife for a consideration of Hong Kong Dollar 100,000 (approximately $12,845) as a nominal proceed.

Guarantee provided to a related party

On September 26, 2019, the Company’s subsidiary Xianjin signed an agreement with Shanghai Pudong Development Bank to provide guarantee for a related party’s borrowing of $1,207,804 for a period from September 26, 2019 to September 26, 2022. The related party, Wenzhou Kunlong Industrial Co., Ltd., is owned by Mr. Weng, who further personally indemnifies the Company against any losses caused by the above guaranty. As of September 30, 2022, the guarantee was expired and no liability was incurred.

Guarantee provided by related parties

Three related parties of the Company guaranteed the repayment of the Company’s short-term and long-term loans as of September 30, 2022.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. FINANCIAL STATEMENTS.”

Legal Proceedings

We are currently not a party to any material legal proceeding. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

See “Item 3. KEY INFORMATION—Transfer of Funds and Other Assets Between Our Company and Our Subsidiaries” and “Item 3. KEY INFORMATION—Dividends or Distributions and Tax Consequences.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since June 21, 2022under the symbol “GSUN.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since June 21, 2022 under the symbol “GSUN.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association, which are filed as Exhibit 1.1 to in this annual report, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the SEC on May 7, 2021.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. INFORMATION ON THE COMPANY—B. Business Overview—Regulations—Regulations Related to Foreign Exchange” and “Item 4. INFORMATION ON THE COMPANY—B. Business Overview—Regulations— Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents.”

E. Taxation

People’s Republic of China Taxation

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 3. KEY INFORMATION—Transfer of Funds and Other Assets Between Our Company and Our Subsidiaries” and “Item 3. KEY INFORMATION—Dividends or Distributions and Tax Consequences.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then amended on February 24, 2017, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Golden Sun Cayman does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Golden Sun Cayman and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Golden Sun Cayman, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Golden Sun Cayman and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Pacgate, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, Pacgate is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the annual report. Therefore, Pacgate believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in the PRC—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Currently, as resident enterprises in the PRC, Golden Sun Shanghai, Chongwen Middle School, Ouhai Art School, as well as Golden Sun Wenzhou and its subsidiaries in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Golden Sun Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the fiscal years ended September 30, 2022, 2021, and 2020.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary shares);

●	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our ordinary shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our ordinary shares; or

●	persons holding our ordinary shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A ordinary shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our ordinary shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

An individual is considered a resident of the U.S. for Federal Income Tax purposes if they meet either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services (USCIS) issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test:

If an alien is present in the United States on at least 31 days of the current calendar year, he/she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his/her days in the United States in the immediately preceding year; plus

3.	One-sixth of his/her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend income even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you will generally be eligible for reduced tax rates as long term capital gain. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules are subject to uncertainty in several respects and the composition of our income and assets will be affected by how and timing thereto we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our ordinary shares when inherited from a decedent that was previously a holder of our ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election and ownership of those ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Exhibit 8.1—List of subsidiaries of the Registrant.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our business is conducted in the PRC by our PRC subsidiaries, whose books and records are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our PRC subsidiaries’ assets and results of operations, when presented in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our ordinary shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into RMB in order to use the funds for our PRC subsidiaries’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our PRC subsidiaries’ business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and term deposits. As of September 30, 2022 and 2021, $2,155,389 and $1,165,735, respectively, in cash deposits, was held at major financial institutions in mainland PRC, respectively. Per mainland PRC regulations, the maximum insured bank deposit amount is approximately $70,289 (RMB500,000) for each financial institution. As of September 30, 2022 and 2021, cash of $18,181,099 and $nil, respectively, was held at major financial institutions in Hong Kong, PRC. The bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to Hong Kong Dollar 500,000. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by our assessment of our customers’ creditworthiness and our ongoing monitoring of outstanding balances. Other receivables include working capital support provided to major suppliers, which are also typically unsecured. We also make advances to certain suppliers to ensure the stable supply of key raw materials. We perform ongoing credit evaluations of our key suppliers to help reduce credit risk.

Interest Rate Risk

We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. Our future interest income, however, may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.0% 0.9%, and 2.5%in 2022, 2021, and 2020, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. ADDITIONAL INFORMATION” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-255891) for our initial public offering, which was declared effective by the SEC on June 21, 2022. In June 2022, we completed our initial public offering in which we issued and sold an aggregate of 5,060,000 Class A ordinary shares, at a price of $4.00 per share for gross proceeds of $20,240,000.

The proceeds raised from the initial public offering were $18,275,182 after deducting underwriting discounts and the offering expenses payable by us. As of February 14, 2023, we had used $nil, $nil, $nil, $nil, and $3.1 million from the net proceeds for (i) acquisitions of tutorial centers for non-English foreign language for Gaokao, as well as overseas schools and tutorial centers; (ii) research and development of the courses related to non-English foreign language for Gaokao, and the expansion of the operating center for non-English foreign language for Gaokao; (iii) acquisitions of tutorial centers for language training; (iv) the recruitment and retention of teachers and management personnel; and (v) working capital and other general corporate purposes, respectively. The remaining $15.2 million is deposited in a bank in Hongkong, China, as a term deposit. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-255891).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, and identified the following material weaknesses: 1) we lack sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues, and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and (2) for certain related party transactions, we do not have management review, approval, or related documentation in place.

Based on that evaluation, our management has concluded that, due to the material weaknesses described above, as of September 30, 2022, our disclosure controls and procedures were not effective. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iii) setting up formal protocols to review, approve, and document related party transactions.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm, due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Pengmun Foo qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Pengmun Foo satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by our independent registered public accounting firm, for the periods indicated.

	For the Fiscal Years Ended September 30,
	2022	2021	2020
Audit fees(1)	$280,000	$350,000	$230,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$280,000	$350,000	$230,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2022.
(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The Audit Committee has adopted a policy requiring that all audit services to be performed by Marcum Asia CPAs LLP, our independent registered public accounting firm.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Form 6-K filed with the SEC on November 1, 2022. There have been no disagreements of the type required to be disclosed by Item 16F(b).

Item 16G. CORPORATE GOVERNANCE

As an exempted company incorporated in the Cayman Islands with limited liability that is listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value; (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, we have elected to be exempt from the requirements under (a) Nasdaq Listing Rule 5635 to obtain shareholder approval for (i) the issuance 20% or more of our outstanding ordinary shares or voting power in a private offering, (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company and (b) Nasdaq Listing Rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporate action or issuance.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Our ordinary shares and the Trading Market—Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Golden Sun Education Group Limited, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association
2.1	Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333- 255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
2.2	Form of Underwriter’s Warrants (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333- 255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333- 255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.3	English Translation of Exclusive Education and Consulting Services Agreement between Golden Sun Wenzhou and Ouhai Art School dated March 1, 2019 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.4	English Translation of Powers of Attorney granted by shareholders of Ouhai Art School (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.5	English Translation of the Business Operations Agreement among Golden Sun Wenzhou, Ouhai Art School, and shareholders of Ouhai Art School dated March 1, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.6	English Translation of Pledge Guarantee Agreement for Accounts Receivables between Golden Sun Wenzhou and Ouhai Art School dated March 1, 2020 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.7	English Translation of the Exclusive Option Agreement among Golden Sun Wenzhou, Ouhai Art School, and shareholders of Ouhai Art School dated March 1, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.8	English Translation of the Spousal Consent granted by the spouse of each individual shareholder of Ouhai Art School (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.9	English translation of Entrustment Agreement and Amendment to the Entrustment Agreement between Chongwen Middle School and Golden Sun Shanghai (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)

4.10	English translation of Agreement on Concerted Action (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.11	English translation of Cooperative Education Agreement between Central Radio & Television Secondary Specialized School and Yangfushan Tutorial (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.12	English translation of Purchase Agreement of Yangfushan Tutorial between Xueyuan Weng and the Company (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.13	English translation of Letter of Commitment signed by Mr. Xueyuan Weng dated January 28, 2021 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.14	English translation of Agreement of Sale of Shares of Golden Sun Shanghai dated September 30, 2021 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.15	English translation of Agreement to Terminate the VIE Agreements dated September 30, 2021 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Pacgate Law Firm
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN SUN EDUCATION GROUP LIMITED

	By:	/s/ Xueyuan Weng
Xueyuan Weng
Chief Executive Officer, Director, and
Chairman of the Board of Directors
Date: February 14, 2023

GOLDEN SUN EDUCATION GROUP LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Golden Sun Education Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Golden Sun Education Group Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for the year ended September 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

New York, New York

We have served as the Company’s auditor since 2022.

February 14, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Golden Sun Education Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Golden Sun Education Group Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2021, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended September 30, 2021 and 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

New York, New York

We have served as the Company’s auditor since 2019 through 2022.

February 11, 2022

GOLDEN SUN EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash	$20,347,501	$1,192,780
Accounts receivable, net	257,617	701,437
Accounts receivable - related parties	54,825	-
Contract assets	333,314	672,506
Prepayments and other current assets	1,022,309	2,961,880
Due from a related party	100,122	-
TOTAL CURRENT ASSETS	22,115,688	5,528,603

Property and equipment, net	344,028	374,618
Prepayments and other non-current assets	978,870	185,640
Deferred issuance costs	-	547,019
TOTAL ASSETS	$23,438,586	$6,635,880

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Short-term bank loans	$-	$758,749
Long-term bank loans - current portion	933,436	309,693
Accounts payable	665,397	210,782
Deferred revenue	4,435,393	6,324,472
Accrued expenses and other liabilities	2,156,251	586,701
Refund liabilities	237,691	348,472
Loan from third parties	295,213	309,693
Taxes payable	3,845,303	3,727,058
TOTAL CURRENT LIABILITIES	12,568,684	12,575,620

Long-term bank loans - non-current portion	2,094,610	1,028,182
Due to a related party	-	672,560
Long-term loan from third party	42,173	-
TOTAL LIABILITIES	14,705,467	14,276,362

COMMITMENTS AND CONTINGENCIES

EQUITY (DEFICIT):
Ordinary shares, 100,000,000 shares authorized, consisting of 90,000,000 Class A ordinary shares of $0.0005 par value per share and 10,000,000 Class B ordinary shares of $0.0005 par value per share, 14,325,491 and 8,970,000 Class A ordinary shares issued and outstanding at September 30, 2022 and 2021, respectively; 4,030,000 Class B ordinary shares issued and outstanding at September 30, 2022 and 2021*
Class A ordinary shares	7,163	4,485
Class B ordinary shares	2,015	2,015
Additional paid in capital	17,643,391	19,145
Statutory reserves	964,363	857,370
Accumulated deficit	(9,006,610)	(6,760,297)
Accumulated other comprehensive loss	(817,948)	(1,676,651)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	8,792,374	(7,553,933)
Non-controlling interests	(59,255)	(86,549)
TOTAL EQUITY (DEFICIT)	8,733,119	(7,640,482)

TOTAL LIABILITIES AND EQUITY (DEFICIT)	$23,438,586	$6,635,880

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on December 5, 2020, April 24, 2021 and September 30, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended September 30,
	2022	2021	2020

Revenues - third parties	$10,104,036	$14,661,949	$7,400,627
Revenues - related parties	710,620	365,042	334,558
Total revenues	10,814,656	15,026,991	7,735,185
Cost of revenues	6,003,258	6,210,672	4,075,391
Gross profit	4,811,398	8,816,319	3,659,794

Operating expenses:
Selling expenses	1,634,155	2,208,296	797,209
General and administrative expenses	4,717,664	4,656,256	2,806,933
Total operating expenses	6,351,819	6,864,552	3,604,142
(Loss) income from operations	(1,540,421)	1,951,767	55,652

Other (expense) income:
Interest expense, net	(213,894)	(212,023)	(108,974)
Other (expense) income, net	(9,505)	226,474	91,780
Total other (expense) income, net	(223,399)	14,451	(17,194)

(Loss) income before income taxes	(1,763,820)	1,966,218	38,458

Income taxes provision	354,529	659,858	184,026

Net (loss) income from continuing operating	(2,118,349)	1,306,360	(145,568)
Net income from discontinued operations	-	855,040	200,489
Net (loss) income	(2,118,349)	2,161,400	54,921

Less: net income attributable to non-controlling interests	20,971	182,847	12,910
Net (loss) income attributable to the company	(2,139,320)	1,978,553	42,011

Other comprehensive income (loss)
Foreign currency translation adjustments	865,026	(408,825)	(346,472)
Comprehensive (loss) income	(1,253,323)	1,752,575	(291,551)
Less: comprehensive income attributable to non-controlling interests	27,294	170,558	626
Comprehensive (loss) income attributable to the company	$(1,280,617)	$1,582,017	$(292,177)

(Loss) earnings per share - Basic and diluted
Continuing operations	$(0.15)	$0.09	$(0.01)
Discontinued operations	$-	$0.07	$0.02

Weighted average number of shares outstanding - Basic and diluted*
Continuing operations	14,433,156	13,000,000	13,000,000
Discontinued operations	-	13,000,000	13,000,000

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on December 5, 2020, April 24, 2021 and September 30, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

	Class A Ordinary shares		Class B Ordinary shares		Additional paid in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total shareholders’ equity
	Shares*	Amount	Shares*	Amount	capital	Reserves	deficit	loss	interests	(deficit)
Balance at September 30, 2019*	8,970,000	$4,485	4,030,000	$2,015	$1,649,867	$686,731	$(8,220,150)	$(945,927)	$(257,733)	$(7,080,712)
Net income	-	-	-	-	-	-	42,011	-	12,910	54,921
Statutory reserve	-	-	-	-	-	344,436	(344,436)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(334,188)	(12,284)	(346,472)
Balance at September 30, 2020*	8,970,000	$4,485	4,030,000	$2,015	$1,649,867	$1,031,167	$(8,522,575)	$(1,280,115)	$(257,107)	$(7,372,263)
Deemed distribution to shareholders	-	-	-	-	(1,630,722)	(390,072)	-	-	-	(2,020,794)
Net income	-	-	-	-	-	-	1,978,553	-	182,847	2,161,400
Statutory reserve	-	-	-	-	-	216,275	(216,275)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(396,536)	(12,289)	(408,825)
Balance at September 30, 2021	8,970,000	$4,485	4,030,000	$2,015	$19,145	$857,370	$(6,760,297)	$(1,676,651)	$(86,549)	$(7,640,482)
Shares issued in initial public offering	5,060,000	2,530	-	-	17,624,394	-	-	-	-	17,626,924
Shares issued for exercise of underwriter’s warrants	295,491	148	-	-	(148)	-	-	-	-	-
Net loss	-	-	-	-	-	-	(2,139,320)	-	20,971	(2,118,349)
Statutory reserve	-	-	-	-	-	106,993	(106,993)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	858,703	6,323	865,026
Balance at September 30, 2022	14,325,491	$7,163	4,030,000	$2,015	$17,643,391	$964,363	$(9,006,610)	$(817,948)	$(59,255)	$8,733,119

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on December 5, 2020, April 24, 2021 and September 30, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2022	2021	2020
Cash flows from operating activities:
Net (loss) income	$(2,118,349)	$2,161,400	$54,921
Less: net income from discontinued operations	-	(855,040)	(200,489)
Net (loss) income from continuing operations	(2,118,349)	1,306,360	(145,568)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	169,808	143,562	85,737
Bad debt provisions	171,716	87,499	32,364
Deferred tax provision	-	21,630	12,648
Changes in operating assets and liabilities:
Accounts receivable	295,847	(721,355)	(5,548)
Accounts receivable-related parties	(59,513)	-	-
Prepayments and other assets	885,417	(1,525,710)	(837,931)
Contract assets	300,923	(498,358)	(156,825)
Accounts payable	514,569	158,112	(1,421)
Accrued expenses and other liabilities	1,759,627	351,024	(159,078)
Deferred revenue	(1,425,561)	(1,100,273)	1,226,033
Refund liability	(85,397)	87,635	128,915
Taxes payable	501,164	888,820	304,749
Net cash provided by (used in) operating activities from continuing operations	910,251	(801,054)	484,075
Net cash provided by operating activities from discontinued operations	-	832,947	1,024,501
Net cash provided by operating activities	910,251	31,893	1,508,576

Cash flows from investing activities:
Purchase of property and equipment	(174,074)	(91,145)	(320,810)
Net cash used in investing activities from continuing operations	(174,074)	(91,145)	(320,810)
Net cash used in investing activities from discontinued operations	-	(121,471)	(1,259,430)
Net cash used in investing activities	(174,074)	(212,616)	(1,580,240)

Cash flows from financing activities:
Proceeds from initial public offering	18,275,182	-	-
Proceeds from short-term bank loans	228,896	2,596,206	1,997,802
Repayment of short-term bank loans	(976,622)	(2,073,892)	(1,783,752)
Proceeds from long-term bank loans	2,343,893	-	-
Repayment of long-term bank loans	(375,389)	(76,811)	(128,430)
(Repayment to) proceeds from related parties	(771,089)	5,170,734	-
Proceeds from third party loans	61,039	307,243	-
Payment of issuance costs	(151,646)	(240,815)	(280,415)
Net cash provided by (used in) financing activities from continuing operations	18,634,264	5,682,665	(194,795)
Net cash (used in) provided by financing activities from discontinued operations	-	(7,686,234)	215,442
Net cash provided by (used in) financing activities	18,634,264	(2,003,569)	20,647

Effect of exchange rates changes on cash	(215,720)	167,061	151,377
Net increase (decrease) in cash	19,154,721	(2,017,231)	100,360
Cash, beginning of year	1,192,780	3,210,011	3,109,651
Cash, end of year	20,347,501	1,192,780	3,210,011
Less: cash of discounted operations at end of year	-	-	(2,060,469)
Cash of continuing operations at end of year	$20,347,501	$1,192,780	$1,149,542

Supplemental cash flow disclosures:
Cash paid for income tax	$147	$10,441	$1,453
Cash paid for interest	$215,617	$139,279	$113,730

Non-Cash Investing Activities
Purchase of fixed assets with unpaid costs accrued within accounts payable	$-	$-	$48,799
Reclassification of deferred issuance costs	$496,612	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Golden Sun Education Group Limited (“Golden Sun”) is a holding company that was incorporated under the laws of Cayman Islands on September 20, 2018. Golden Sun, through its wholly-owned subsidiaries and entities (collectively, “the Company”) controlled through contractual arrangements, is engaged in the provision of education and management services in People’s Republic of China (“China” or “PRC”). The Company offers foreign language tutorial services and other education training management services.

As of September 30, 2022, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities

Hong Kong Jintaiyang International Education Holding Group Limited (“Golden Sun Hong Kong”)	June 23, 2017	Hong Kong, PRC	100%	Investment Holding
Zhejiang Golden Sun Education Technology Group Co., Ltd. (“Golden Sun Wenzhou” or “WFOE”, formerly known as “Wenzhou Golden Sun Education Development Co., Ltd”) *	October 24, 2018	PRC	100%	Education and management service
Wenzhou City Ouhai District Yangfushan Culture Tutorial School (“Yangfushan Tutorial”)	May 5, 2008	PRC	100%	Tutorial service
Shanghai Golden Sun Gongyu Education Technology Co., Ltd. (“Gongyu Education”)	September 15, 2017	PRC	100%	Education and management service
Xianjin Technology Development Co., Ltd. (“Xianjin Technology”)	February 20, 2012	PRC	85%	Education service
Shanghai Culture Development Co., Ltd (“Zhouzhi Culture”)	December 11, 2012	PRC	100%	Tutorial service
Hangzhou Jicai Tutorial School Co., Ltd (“Hangzhou Jicai”)*	April 10, 2017	PRC	100%	Tutorial service
Shanghai Yangpu District Jicai Tutorial School (“Shanghai Jicai”)**	March 13, 2001	PRC	100%	Tutorial service
Shanghai Hongkou Practical Foreign Language School (“Hongkou Tutorial”)***	February 6, 2004	PRC	80%	Tutorial service
Wenzhou Lilong Logistics Services Co., Ltd. (“Lilong Logistics”)	December 17, 2019	PRC	100%	Education logistics and accommodation service
Shanghai Qinshang Education Technology Co., Ltd (“Qinshang Education”)	December 12, 2019	PRC	100%	Educational training service

*	On November 25, 2022, WFOE changed the name to Zhejiang Golden Sun Education Technology Group Co., Ltd.

**	Hangzhou Jicai and Shanghai Jicai collectively refer to Jicai School. Shanghai Jicai ceased operation and transferred its existing business to Zhouzhi Culture on October 1, 2021.

***	Hongkou Tutorial ceased operation and transferred its existing business to Xianjin Technology on December 31, 2021.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), became the ultimate parent of its subsidiaries. CEO, the Chairman of the Board of Directors of the Company, is the ultimate controlling shareholder of the Company.

Reorganization

A Reorganization of the legal structure was completed in June 2019. The Reorganization involved: (i) the formation of Hong Kong Golden Sun and a wholly owned foreign entity (“WFOE”), Golden Sun Wenzhou; (ii) the transfer of CEO’s equity interest in Gongyu Education to WFOE; (iii) the transfer of CEO’s equity interest in Xianjin Technology to Gongyu Education; and (iv) the signing of contractual arrangements between Golden Sun Wenzhou and Wenzhou City Ouhai District Art School (“Ouhai Art School”) and its respective shareholders.

On April 27, 2015, the Company, through its wholly-owned subsidiary, Golden Sun Shanghai, entered into an entrustment agreement (“Entrustment Agreement”) with Wenzhou City Longwan District Chongwen Middle School (“Chongwen Middle School”) and CEO for the period from September 1, 2015 to August 31, 2023, which may be renewed for an additional seven years. Pursuant to the Entrustment Agreement, Golden Sun Shanghai has the exclusive right to control the operations of Chongwen Middle School, including making operational and financial decisions. In return, the Company is entitled to receive the residual return from Chongwen Middle School’s operation and at the same time to bear the risk of loss from the operation. The sponsors of Chongwen Middle School had the right to receive a fixed amount of return on annual basis. Pursuant to the amendment to the Entrustment Agreement on March 1, 2021, sponsors of Chongwen Middle School will no longer receive a fixed amount of return on annual basis from fiscal year 2021 and Golden Sun Shanghai is entitled to receive all the residual return from Chongwen Middle School’s operation.

On March 1, 2019, the Company, through its WFOE, entered into a series contractual arrangements with the owners of Ouhai Art School with a term of 10 years with preferred renewal rights. These agreements include a Shareholders’ Voting Rights Proxy Agreement, an Executive Call Option Agreement, Equity Pledge Agreements and an Exclusive Business Cooperation Agreement. Pursuant to the contractual arrangements, WFOE has the exclusive right to control the operations of Ouhai Art School.

On September 1, 2021, the revised Implementing Regulation became effective. The revised Implementing Regulation prohibits private schools that provide compulsory education to be controlled by means of agreements or to enter into any transactions with any related parties. In order to become compliant with the revised Implementing Regulation, in September 2021, the Company divested its operations of Ouhai Art School and Chongwen Middle School through the following actions: (1) the Company transferred all of its shares in Golden Sun Shanghai (the entity that controls Chongwen Middle School through contractual arrangements) to CEO and his wife; and (2) Golden Sun Wenzhou, one of the Company’s subsidiaries, terminated its VIE Agreements with Ouhai Art School. As a result of the foregoing, neither the Company nor any of its subsidiaries controls or receives economic benefits from any private schools that provide compulsory education, and, as of September 30, 2021.

Before and after the Reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholders, and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of September 30, 2022 and 2021, non-controlling interests represent two non-controlling shareholders’ proportionate share of equity interests in Hongkou School and Xianjin Technology.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, refund liabilities, revenue recognition, and valuation allowance for deferred tax assets.

Cash

Cash comprise cash at banks and on hand, which are unrestricted as to withdrawal and use.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, Accounts receivable, prepayments and other current assets, accounts payable, deferred revenue, accrued liabilities, due to related parties, short term bank loans and taxes payable, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the long-term liabilities approximated their present value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. For the year ended September 30, 2022 and 2021, $23,384 and $31,440 was written off against accounts receivables, respectively. Allowance for uncollectible balances amounted to $92,086 and $nil as of September 30, 2022 and 2021, respectively.

Prepayment and other assets

Prepayment and other assets primarily consist of prepaid rents, prepaid service fee, advances to vendors for purchasing goods or services that have not been received or provided, loans to third-parties, security deposits made to customers and advances to employees. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful.  The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Other receivables are written off against the allowances only after exhaustive collection efforts. For the year ended September 30, 2022 and 2021 $48,373 and $56,059 was written off against other receivables, respectively. Allowance for doubtful accounts amounted to $92,086 and $nil as of September 30, 2022 and 2021, respectively.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Transport Equipment	5 years
Office Equipment	3-5 years
Leasehold Improvement	3-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended September 30, 2022, 2021 and 2020, respectively.

Revenue recognition

The Company generates revenues primarily from tuitions fees and other fees collected from services provided. Revenue is recognized when the price is fixed or determinable, persuasive evidence of the arrangement exists, the service is performed or the product is delivered and collectability of the resulting receivable is reasonably assured.

The Company has adopted ASC 606, “Revenue from Contracts with Customers” and all subsequent ASUs that modified ASC 606, using the modified retrospective approach for the year ended September 30, 2019 and has elected to apply it retrospectively for the year ended September 30, 2018. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company’s continuing operations currently generated its revenue from the following main sources:

Tutorial services

The Company offers various off-campus small-group foreign language tutoring programs. Each contract of tutorial service programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation, which is satisfied proportionately based on a straight-line basis over the program term as students simultaneously receive and consume the benefits of these services throughout the program term. The Company is the principal in providing tutorial services as it controls such services before the services are transferred to the customer. The program fees are generally collected in advance and are initially recorded as deferred revenue. Generally, the Company approves refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. The Company estimates and records refund liability for the portion the Company does not expect to be entitled based on historical refund ratio on a portfolio basis using the expected value method.

Logistic and consulting services

The Company also provides logistic and consulting services to schools and kindergartens, including but not limited to logistic, catering, branding, academic management, basic education resources, human resources, procurement and logistics management services. The promised services in each logistic and consulting service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The revenue is recognized on a straight-line basis over the period of the logistic and consulting service, as customers simultaneously receive and consume the benefits of these services throughout the service period.

Practical expedient

As a practical expedient, the Company elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. The Company has applied the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, the Company elects the portfolio approach in applying the new revenue guidance.

Disaggregation of revenue

Revenues from tutorial service and logistic and consulting services are recognized over time, based on a straight-line basis as the Company’s customers including students and schools as well as kindergartens simultaneously receive the Company’s services throughout the service period. Revenues attributable to educational materials and canteen foods are recognized at point in time when control of the promised goods are transferred to the customers. As the Company’s long-lived assets are all located in Yangtze River Delta, which is a triangle-shaped megalopolis comprising areas of Shanghai, southern Jiangsu province and northern Zhejiang province and substantially all of the Company’s revenues are derived from this area, no geographical disaggregation is presented. For the years ended September 30, 2022, 2021 and 2020, the disaggregation of revenue by major revenue stream and time of the revenue recognition is as follows:

	For the years ended September 30,
	2022	2021	2020
Category of Revenue:
Tutorial service revenue	$9,279,210	$13,518,061	$6,827,677
Logistic and consulting services and others	1,535,446	1,508,930	907,508
Total	$10,814,656	$15,026,991	$7,735,185

Timing of Revenue Recognition:
Services transferred over time	$10,156,547	$13,883,717	$7,194,705
Goods transferred at a point in time	658,109	1,143,274	540,480
	$10,814,656	$15,026,991	$7,735,185

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Contract assets

In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Entities sometimes incur costs to obtain a contract that otherwise would not have been incurred. Entities also may incur costs to fulfill a contract before a good or service is provided to a customer. The revenue standard provides guidance on costs to obtain and fulfill a contract that should be recognized as assets. Costs that are recognized as assets are amortized over the period that the related goods or services transfer to the customer, and are periodically reviewed for impairment. Only incremental costs should be recognized as assets. Incremental costs of obtaining a contract are those costs that the entity would not have incurred if the contract had not been obtained.

As of September 30, 2022, in order to develop non-English foreign language tutorial service for middle school students, the Company incurred total of approximately $2.0 million (RMB14.3 million) commission type fee and administration costs paid to agents to facilitate the related contracts with students for the tutorial service period, generally from 4 to 30 months tutorial service periods. The Company will not incur such costs if the Company does not enter into the tutorial service contracts with the students, as a result, the cost of approximately $2.0 million (RMB14.3 million) is considered as the incremental costs of obtaining contracts and shall be capitalized and amortize over tutorial service period. For the years ended September 30, 2022, 2021 and 2020, the Company amortized related amount of $1,141,544, $1,097,346 and $122,144 into selling expense, respectively. As of September 30, 2022 and 2021, the contract assets amounted to $333,314 and $672,506, respectively.

Contract liability

Contract liabilities are presented as deferred revenue in the consolidated balance sheets, which represents service fee payment received from students in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of September 30, 2022 and 2021, the balance of deferred revenue amounted to $4,435,393 and $6,324,472, respectively. Substantially all of which will be recognized as revenue during the Company’s following fiscal year.

Refund liability

Refund liability mainly relates to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of September 30, 2022 and 2021, refund liability amounted to $237,691 and $348,472, respectively.

Cost of revenues

Cost of revenues mainly consists of salaries to instructors and tutors, rental expenses for office space and learning centers, depreciation and amortization of properties and equipment and teaching materials used in the provision of educational services.

Government subsidies

Government subsidies are recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive income when the grant becomes receivable. For the years ended September 30, 2022, 2021 and 2020, government subsidies income amounted to $nil, $nil and $2,839, respectively, and was included in other income of the consolidated statements of (loss) income and comprehensive (loss) income.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising expenditures

Advertising expenditures are expensed as incurred for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended September 30, 2022, 2021 and 2020, the advertising expenses amounted to $276,767, $247,952 and $142,134, respectively.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of September 30, 2022 and 2021, there are $2,573,831 and $2,475,474 respectively of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended September 30, 2022, 2021 and 2020. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Employee benefits

Full-time employees of the Company in the PRC participate in a government-mandated employer contribution social insurance plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to eligible full-time employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The contributions to the plan are expensed as incurred. Obligations for contributions to employer contribution social insurance plans are recognized as an employee benefit expenses in the period during which services are rendered by employees.

Earnings (loss) per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annually period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2022	September 30, 2021	September 30, 2020
Balance sheet items, except for equity accounts	US$1=RMB 7.1135	US$1=RMB 6.4580	US$1=RMB 6.8033
Items in the statements of income and cash flows	US$1=RMB 6.5332	US$1=RMB 6.5095	US$1=RMB 7.0077

Comprehensive (loss) income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties

Beginning in late 2019, an outbreak of a novel strain of coronavirus (COVID-19) first emerged in China and has spread globally. In March 2020, the World Health Organization (“WHO”) declared the COVID-19 as a pandemic. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown.

A new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, or travel restrictions has been imposed to date upon different provinces or cities in China by the relevant local government authorities. The Company temporarily closed Shanghai office and the related tutorial centers and suspended offline marketing activities starting from April 1, 2022 as well, as required by the local authorities in Shanghai, and had employees located in Shanghai work remotely. Starting from June 1, 2022, the Company reopened Shanghai office and resumed offline marketing activities. During the fiscal years ended September 30, 2022, the COVID-19 pandemic had a material negative impact on the Company’s financial positions and operating results. For the year ended September 30, 2022, the Company’s tutorial service revenue decreased by $4,238,851 as compared to the year ended September 30, 2021 and the Company incurred net loss of $2,118,349 for the year ended September 30, 2022.

The extent to which the COVID-19 pandemic may impact the Company’s future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on future operations, financial condition, liquidity, and results of operations if the current situation continues.

Segment reporting

The Company’s chief operating decision-maker (“CODM”) has been identified as its Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing the performance of the Company as a whole and the management of the Company concludes that it has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC and substantially all of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

Concentrations of risks

(a) Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of September 30, 2022 and 2021, the aggregate amount of cash of $2,155,389 and $1,165,735, respectively, was held at major financial institutions in mainland PRC, where there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of September 30, 2022 and 2021, cash of $18,181,099 and $nil, respectively, was held at major financial institutions in Hong Kong, PRC. The bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to HKD 500,000. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Reclassifications

The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities held for sale as of September 30, 2020, while results of operations related to the discontinued operations for the years ended September 30, 2021 and 2020, were retroactively reported as income (loss) from discontinued operations.

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on net earnings and financial position.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Company adopted this guidance effective October 1, 2022. The Company recorded the operating lease right-of-use assets and operating lease liabilities of $1,806,116 upon adoption of ASU 2016-02, Leases.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For the Company as a EGC, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASUs is on a modified retrospective basis. The Company is in the process of evaluating the effect of the adoption of this ASU.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. The guidance in this ASU eliminates certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. For public entities, the amendments in this Update are effective for fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendment is permitted. The Company adopted this guidance effective October 1, 2022. The adoption of the new guidance did not have a significant impact on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company is in the process of evaluating the effect of the adoption of this ASU.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — LIQUIDITY AND CAPITAL RESOURCES

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. For the year ended September 30, 2022, the Company’s revenue decreased by $4,212,335 to $10,814,656 from $15,026,991 for the year ended September 30, 2021, which was mainly due to the decreased in revenue from tutorial services caused by the continuous COVID-19 containment measurements including lockdowns. As a result, the Company incurred a net loss of $2,118,349 for the year ended September 30, 2022. The Company has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital.

For the years ended September 30, 2022, 2021 and 2020, the Company all had positive cash flow from operations. On June 24, 2022, the Company completed its initial public offering (“IPO”) with net proceeds of $17,626,924. As of September 30, 2022, the Company had cash on hand of $20,347,501 and working capital of $9,547,004. Deferred revenue included in current liabilities amounted to $4,435,393, mainly presenting the deferred tuition payments that will be recognized as revenue in the next fiscal year when the services are provided. As of September 30, 2022, the Company had long-term loans of $3,028,046; the Company expects that it would be able to obtain new bank loans or renew its existing bank loans upon maturity based on past experience and the Company’s good credit history. Furthermore, starting in December 2022, China announced to eased COVID-19 restriction policy. The Company believes that its cash on hand and internally generated cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue additional debt or obtain financial supports from shareholders. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	September 30, 2022	September 30, 2021
Accounts receivable	$349,703	$701,437
Less: allowance for doubtful accounts	(92,086)	-
Accounts receivable, net	$257,617	$701,437

Allowance for doubtful accounts movement:

	September 30, 2022	September 30, 2021
Beginning balance	$-	$-
Provision	123,343	31,440
Written off	(23,384)	(31,440)
Foreign exchange translation effect	(7,873)	-
Ending balance	$92,086	$-

Note 5 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other assets, net consisted of the following:

	September 30, 2022	September 30, 2021

Prepaid rents (a)	$75,074	$5,436
Prepaid service fee (b)	590,363	36,677
Loans to third-parties (c)	780,934	729,638
Advances to vendors (d)	140,578	1,706,081
Advance to employees (e)	35,471	17,653
Security deposits	323,419	532,198
Others (f)	55,340	119,837
Less: allowance for doubtful accounts	-	-
Prepayment and other assets, net	$2,001,179	$3,147,520
Including:
Prepayment and other current assets, net	$1,022,309	$2,961,880
Prepayments and other non-current assets, net	$978,870	$185,640

(a)	Prepaid rents represent the prepayment of rent related to leases expiring within 12 months.

(b)	The prepaid expenses of $557,207 were classified as non-current assets, which mainly represents the prepayment for teaching platform software technical service provided by a third-party service provider that will be amortized over three years.

(c)	Loan to third-parties represents the balance lend to various third-parties for their working capital needs at rate of 5% per annum. The Company collected $324,127 subsequently as of the date of this report.

(d)	Advances to vendors primarily included prepayment for leasehold improvement.

(e)	Advance to employees was provided to staff for travelling and business-related use and are expensed as incurred.

(f)	Others primarily included funds deposited in payment platforms such as Alipay and WeChat.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — PREPAYMENTS AND OTHER ASSETS, NET (continued)

Allowance for doubtful accounts movement:

	September 30, 2022	September 30, 2021

Beginning balance	$-	$-
Provision	48,373	56,059
Write off	(48,373)	(56,059)
Foreign currency translation adjustments	-	-
Ending balance	$-	$-

Note 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	September 30, 2022	September 30, 2021

Office equipment	$295,185	$321,578
Leasehold improvements	450,709	323,385
Subtotal	745,894	644,963
Less: accumulated depreciation and amortization	(401,866)	(270,345)
Property and equipment, net	$344,028	$374,618

Depreciation expenses for the years ended September 30, 2022, 2021 and 2020 amounted to $169,808, $143,562 and $85,737, respectively.

Note 7 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	September 30, 2022	September 30, 2021

Payroll payables	$1,733,937	$253,204
Professional fee and others	422,314	333,497
Total	$2,156,251	$586,701

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — BANK LOANS

Short-term bank loans

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	September 30, 2022	September 30, 2021
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”)	$-	$758,749
Total	$-	$758,749

On February 07, 2021, the Company entered into a loan agreement with Longwan RCB to obtain a loan of $758,749 (or RMB4,900,000) for a term from February 24, 2021 to January 24, 2022 at a fixed rate of 4.36% per annum. The Company’s CEO and his wife provided personal guaranty for the repayment of the loan. This loan was fully repaid on September 16, 2022.

On October 8, 2021, the Company entered into a loan agreement with Agricultural Bank of China to obtain a loan of $210,867 (or RMB 1,500,000) with a term from October 8, 2021 to September 17, 2022 at a fixed rate of 4% per annum. The Company’s CEO and his family members provided personal guaranty for the repayment of the loan. This loan was fully repaid on September 16, 2022.

Long-term bank loans

Long-term bank loans consisted of the following:

	September 30, 2022	September 30, 2021
Wenzhou Minshang Bank (1)	$112,462	$433,571
Wenzhou Minshang Bank (2)	820,974	904,304
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”) (3)	1,405,778	-
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”) (4)	688,832	-
Total	$3,028,046	$1,337,875
Less: Long-term bank loans - current portion	933,436	309,693
Long-term bank loans - non-current portion	$2,094,610	$1,028,182

(1)

On December 12, 2018, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $702,889 (or RMB5,000,000) for a term from December 12, 2018 to December 12, 2021 at a fixed annual interest rate of 8%. The Company’s CEO and his wife provided personal guaranty for the repayment of the loan. After repayment of $590,427 (or RMB4,200,000) of principal, the balance was $112,462 (RMB800,000) as of September 30, 2022. The loan was fully repaid on December 12, 2022.

(2)	On December 13, 2018, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $820,974 (or RMB5,840,000) for a term from December 13, 2018 to December 12, 2021 at a fixed annual interest rate of 8%. The Company’s CEO and his wife provided personal guaranty for the repayment of the loan. The loan was renewed for another year with the new maturity date of December 12, 2022. The loan was fully repaid on December 12, 2022.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — BANK LOANS (continued)

(3)

On April 19, 2022, the Company entered into a loan agreement with Longwan RCB to obtain a loan of $365,502 (RMB2,600,000) for a term from April 19, 2022 to March 28, 2025 at a fixed annual interest rate of 8.1%. WFOE guaranteed for the repayment of the loan. CEO and his family members also provided personal guaranty for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan. The Company has repaid $64,666 (RMB460,000) of principal as of September 30, 2022.

On September 14, 2022, the Company entered into two loan agreements with Longwan RCB to obtain in aggregated of $843,467 (RMB6,000,000) from September 14, 2022 to September 8, 2025 at a fixed annual interest rate of 5.45%. WFOE guaranteed for the repayment of the loans. CEO also provided personal guaranty for the repayment of the loans. The CEO with his wife pledged personal properties as collateral to secure the loans and provided personal guaranty for the repayment of the loans.

On September 15, 2022, the Company entered into two loan agreements with Longwan RCB to obtain in aggregated of $261,475 (RMB1,860,000) from September 15, 2022 to September 12, 2025 at a fixed annual interest rate of 8.1%. WFOE guaranteed for the repayment of the loans. CEO and his family members also provided personal guaranty for the repayment of the loans. CEO and his wife pledged their personal properties as collateral to secure the loans.

(4)

On January 24, 2022, the Company entered into a loan agreement with Longwan RCB to obtain a loan of $688,832 (or RMB4,900,000) for a term from January 24, 2022 to January 20, 2023 at a fixed rate of 4.56% per annum. The Company’s CEO and his wife provided personal guaranty for the repayment of the loan. The loan was subsequently renewed for three years with the new maturity date of January 16, 2026. Therefore, the balance was classified as non-current liability and presented in long-term bank loan.

For the years ended September 30, 2022, 2021 and 2020, the weighted average annual interest rate for the bank loans was approximately 7.9%, 6.9% and 8.2%, respectively. Interest expenses for the above-mentioned loans amount to $158,173, $139,279 and $113,730 for the years ended September 30, 2022, 2021 and 2020, respectively.

The repayment schedule for the bank loans are as follows:

Twelve months ending September 30,	Repayment
2023	$933,436
2024	-
2025	2,094,610
Total	$3,028,046

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — RELATED PARTIES BALANCES AND TRANSACTIONS

Accounts receivable-related parties

Accounts receivable from related parties amounted to $54,825 as of September 30, 2022, which have been fully collected subsequently.

Due from a related party

Due from a related party amounted to $100,122 and $nil as of September 30, 2022 and 2021, respectively, representing the balance of funds advanced to the CEO of the Company for immediate business and travel advance on behalf of the company. The amount was fully collected subsequently.

Due to a related party

Due to a related party amounted to $nil and $672,560 as of September 30, 2022 and 2021, respectively, representing the funds advanced to the Company by the CEO for working capital purpose.

Revenue earned from related parties

For the years ended September 30, 2022, 2021 and 2020, the Company provided educational management consulting service to certain kindergartens owned by the CEO and earned revenue from related parties of $710,620, $365,042 and $334,558, respectively.

Guarantee provided to a related party

On September 26, 2019, the Company’s subsidiary Xianjin signed an agreement with Shanghai Pudong Development Bank to provide guarantee for a related party’s borrowing of $1,207,804 for a period from September 26, 2019 to September 26, 2022. The related party is owned by CEO, who, in return, personally indemnifies the Company against any potential losses caused by the above guaranty. As of September 30, 2022, the guarantee is expired and no liability incurred.

Guarantee provided by related parties

Three related parties guaranteed the repayment of the Company’s short-term and long-term loans. (See Note 8)

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under Hong Kong tax laws, Shanghai Golden Sun and Hong Kong Golden Sun are subject to a statutory income tax rate at 16.5% if revenue is generated in Hong Kong and they are exempted from income tax on their foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends. No Hong Kong profit tax has been provided as there were no assessable profits earned or derived from Hong Kong during the years presented.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. According to the Law on the Promotion of Private Education (“2016 Private Education Law”) effective as of September 1, 2017, private schools may enjoy preferential tax treatment, and will be entitled to similar tax benefits as public schools. Yangfushan Tutorial, qualified as “small-scaled minimal profit enterprise”, is entitled to preferential rate of 10% for the year ended September 30, 2020. It was not qualified as “small-scaled minimal profit enterprise” for the year ended September 30, 2021 and 2022, thus was subject to statutory 25% income tax rate for year ended September 30, 2021 and 2022. The rest of the Company’s subsidiaries are subject to statutory 25% income tax rate.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

i)	The components of the income tax provision are as follows:

	For the year ended September 30,
	2022	2021	2020

Current income tax	$354,529	$638,228	$171,377
Deferred income tax	-	21,630	12,649
Total provision for income taxes	$354,529	$659,858	$184,026

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

	For the year ended September 30,
	2022	2021	2020
Income (benefit) expense computed based on PRC statutory rate	$(440,955)	$491,555	$9,615
Tax effect of different tax rates in other jurisdictions	8,384	-	-
Tax effect of unrecognized loss	352,703	-	-
Change in valuation allowance	409,099	100,244	236,503
Non-deductible items and others*	25,298	68,059	(62,092)
Income tax expense	$354,529	$659,858	$184,026

*	Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose.

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	September 30, 2022	September 30, 2021
Deferred tax assets:
Net operating loss carry-forward	$752,944	$439,597
Allowance of doubtful accounts	23,022	-
Valuation allowance	(775,966)	(439,597)
Total deferred tax assets	$-	$-

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — TAXES (continued)

ⅳ)	The following table summarizes deferred tax assets valuation allowance movement:

	September 30, 2022	September 30, 2021

Beginning balance	$439,597	$321,371
Change to tax expense in current year	409,099	100,244
Foreign currency translation adjustments	(72,730)	17,982
Ending balance	$775,966	$439,597

As of September 30, 2022, the net operating losses carried forward was $3,011,775, which will expire on various dates from May 31, 2023 to May 31, 2027. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of September 30, 2022 and 2021.

(b) Taxes payable

Taxes payable consist of the following:

	September 30, 2022	September 30, 2021

Income tax payable	$2,573,830	$2,475,474
Value-added tax payable	1,135,342	1,107,490
Other taxes payable	136,131	144,094
Total taxes payable	$3,845,303	$3,727,058

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2022, 2021 and 2020 is as follows:

	For the year ended September 30,
	2022	2021	2020
Balance at beginning of year*	$2,475,474	$1,679,119	$1,433,461
Increase related to current year tax positions	293,960	700,984	170,070
Settlement	-	-	-
Foreign exchange translation effect	(195,604)	95,371	75,588
Balance at end of year	$2,573,830	$2,475,474	$1,679,119

*	The beginning balance for the year ended September 30, 2021 and 2020 is updated to disclose uncertain tax positions that were included in income tax payable.

The unrecognized tax benefits represent the estimated income tax expenses the Company would be required to pay should its revenue for tax purposes be recognized in accordance with current PRC tax laws and regulations. $2,573,830 and $2,475,474 of unrecognized tax benefits as of September 30, 2022 and 2021 were included in income taxes payable. Unrecognized tax benefits if recognized, would affect the effective tax rate. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. There was no interest and penalty accrued as of September 30, 2022 and 2021 since it is impossible to estimate the amount of the penalty and interest at this point, and the Company believe that the probability of them being charged interest and penalty is remote as the local authority is often more willing to settle. The Group is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. As of September 30, 2022, the tax years ended December 31, 2017 through December 31, 2022 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — SHAREHOLDERS’ EQUITY

Ordinary shares

Recapitalization

The Company was established by its CEO and his wife (“two founding shareholders”) under the laws of the Cayman Islands on September 20, 2018 with 2,410 ordinary shares issued and outstanding. From April 2020 to October 19, 2020, the two founding shareholders sold an aggregate of 1,662.9 ordinary shares to several purchasers and thereafter, the CEO held 747.1 ordinary shares and the CEO’s wife did not hold any ordinary shares of the Company any more. On November 24, 2020, the shareholders of the Company held a meeting (the “Meeting”) and unanimously approved an amendment to the share capital, re-designation of shares and the adoption of the amended and restated memorandum and articles of association, after which, (1) the Company’s share capital was changed to $50,000 divided into 45,000 Class A ordinary Shares of $1.00 par value per share and 5,000 Class B ordinary shares of $1.00 par value per share, and (2) 747.1 Class B ordinary shares were issued to CEO. On December 5, 2020, CEO’s 747.1 Class A ordinary shares were canceled. Class A ordinary shares and Class B ordinary shares have equal economic rights but unequal voting rights, pursuant to which Class A ordinary shares will receive one vote each and Class B ordinary shares will receive five votes each. As a result, the CEO only owns 747.1 Class B ordinary shares of par value of $1 each and the CEO’s wife does not own any ordinary shares of the Company. On April 24, 2021, the shareholders of the Company held a meeting and unanimously approved an amendment to the share capital and the adoption of the amended and restated memorandum and articles of association, after which, (1) the Company effectuated a forward stock split at a ratio of 2,000-for-1 to increase the Company’s authorized share capital to 90,000,000 Class A ordinary Shares of $0.0005 par value per share and 10,000,000 Class B ordinary shares of $0.0005 par value per share; (2) the Company had nominal issuance of 7,024,200 Class A ordinary shares to the existing Class A ordinary shareholders and nominal issuance of 3,155,800 Class B ordinary shares to the existing Class B ordinary shareholder, after which, the Company had an aggregate of 15,000,000 ordinary shares issued and outstanding, consisting of 10,350,000 Class A ordinary shares and 4,650,000 Class B ordinary shares. On September 30, 2021, the Board of Directors approved that the shareholders of the Company voluntarily surrender, on pro rata basis, 2,000,000 ordinary shares of US$0.0005 par value per share (the Surrender). As a result, the Company has an aggregate of 13,000,000 ordinary shares issued and outstanding, consisting of 8,970,000 Class A ordinary shares and 4,030,000 Class B ordinary shares.

The Company believes that the stock split, the share issuance and the Surrender should be considered as a part of the Recapitalization of the Company and accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

Initial Public Offering

On June 24, 2022, the Company completed its IPO of 5,060,000 Class A ordinary shares at a public offering price of $4.00 per share. The Company received aggregate net proceeds of $17,626,924 from the offering, after deducting 7.5% of underwriting discounts and other related expenses of $648,258.

Underwriter’s Warrants

In connection with closing of the IPO on June 24, 2022, the Company granted to the underwriter or its designated affiliates share purchase warrants (“Underwriter’s Warrants”) to purchase a number of Class A Ordinary Shares equal to 7.5% of the total number of Class A Ordinary Shares sold in the IPO. Such warrants shall have an exercise price equal to 130% of the offering price of the Class A Ordinary Shares sold in the IPO. The Underwriter Warrants will be exercisable for five years beginning on the date of effective date of the IPO and will terminate on the 5th anniversary of such date. The Underwriter’s Warrants may be exercised at any time after issuance of the warrants as to all or a lesser number of the underlying Class A Ordinary Shares, will provide for cashless exercise and will contain provisions for one demand registration of the sale of the underlying Class A Ordinary Share at the Company’s expense, and an additional demand registration at the Underwriter’s Warrants holder’s expense, provided such demand registration rights will not be for a period greater than five years from the date of the commencement of sales of this offering. The Company determined the Underwriter’s Warrants issued in connection with IPO was classified as equity, because they are indexed to its own shares and meet the requirements for the equity classification.

On June 29, 2022, the underwriters opted to exercise all warrants on a cashless basis. On July 18, 2022, the Company issued 295,491 Class A ordinary shares to the underwriters.

As of September 30, 2022, the Company had an aggregate of 18,355,491 ordinary shares outstanding, consisting of 14,325,491 Class A and 4,030,000 Class B ordinary shares, respectively.

As of September 30, 2021, the Company had an aggregate of 13,000,000 ordinary shares outstanding, consisting of 8,970,000 Class A and 4,030,000 Class B ordinary shares, respectively.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — SHAREHOLDERS’ EQUITY (continued)

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries in the PRC must take appropriations from tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The general reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of a PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted $120,196 and $48,340 as of September 30, 2022 and 2021, respectively.

Prior to the effectiveness of Amended Private Education Law, PRC laws and regulations required private schools that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational facility. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Company’s private schools, development reserve amounted to $844,167 and $809,030 as of September 30, 2022 and 2021, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Company’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was $990,008 and $883,015 as of September 30, 2022 and 2021, respectively.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of September 30, 2022 and 2021, the Company has no outstanding litigation.

Capital Injection

As of September 30, 2022 and 2021, the Company has capital injection obligation in five subsidiaries totaled $9,840,444 and $10,839,269. Pursuant to the Chinese company laws, the timing of the contribution to the registered capital is specified in the article of incorporation, the remaining contribution can be made before year 2030, unless any subsequent shareholder meeting adjusts this capital injection plan.

Operating lease commitments

The Company signed several lease agreements to rent offices and facilities for its operations with the latest expiring date of April 30, 2029.

As of September 30, 2022, the Company was obligated under eleven operating leases for minimum rentals as follows:

Twelve months ending September 30,	Minimum lease payment
2023	$648,260
2024	472,978
2025	338,830
2026	204,681
2027	204,681
Thereafter	324,079
Total	$2,193,509

Rent expenses for the years ended September 30, 2022, 2021 and 2020 were $730,718, $1,348,586 and $1,397,547, respectively.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — SUBSEQUENT EVENTS

On October 24, 2022, the Company entered into a loan agreement with Agricultural Bank of China to obtain a loan of $210,867 (or RMB 1,500,000) with a term from October 24, 2022 to September 20, 2023 at a fixed rate of 3.9% per annum. The Company’s CEO and his family members provided personal guaranty for the repayment of the loan. Wenzhou Xinbao Financing Guarantee Co., Ltd, a third party provided Counter-guaranty for CEO and his family members.

The Company has evaluated subsequent events through February 14, 2023, the date these consolidated financial statements were available for issuance.

Note 14 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations and revenues are conducted and generated in the PRC, all of the Company’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into USD.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

Due to subsidiaries, net, on the Condensed Balance Sheets, is comprised of the Parent Company’s net investment deficit in its subsidiaries under the equity method of accounting.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

GOLDEN SUN EDUCATION GROUP LIMITED

PARENT COMPANY BALANCE SHEETS

	September 30,	September 30,
	2022	2021
ASSETS
ASSETS:
Cash	$5,162	$-
Due from a related party	2,287	12,845
TOTAL CURRENT ASSETS	7,449	12,845

Investments in subsidiaries	8,784,925	-
TOTAL ASSETS	$8,792,374	$12,845

LIABILITIES
Due to subsidiaries, net	$-	$7,566,778
TOTAL LIABILITIES	$-	$7,566,778

EQUITY (DEFICIT):
Ordinary shares, 100,000,000 shares authorized, consisting of 90,000,000 Class A ordinary shares of $0.0005 par value per share and 10,000,000 Class B ordinary shares of $0.0005 par value per share, 14,325,491 and 8,970,000 Class A ordinary shares issued and outstanding at September 30, 2022 and 2021, respectively; 4,030,000 Class B ordinary shares issued and outstanding at September 30, 2022 and 2021*
Class A ordinary shares	$7,163	$4,485
Class B ordinary shares	2,015	2,015
Additional paid in capital	17,643,391	19,145
Statutory reserves	964,363	857,370
Accumulated deficits	(9,006,610)	(6,760,297)
Accumulated other comprehensive loss	(817,948)	(1,676,651)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	8,792,374	(7,553,933)

TOTAL LIABILITIES AND EQUITY (DEFICIT)	$8,792,374	$12,845

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on December 5, 2020, April 24, 2021 and September 30, 2021.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

GOLDEN SUN EDUCATION GROUP LIMITED

PARENT COMPANY STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE(LOSS) INCOME

	For the Years Ended September 30,
	2022	2021	2020

Equity in (loss) earnings of subsidiaries	$(2,134,752)	$1,978,553	$42,011
General and administration expenses and others	(4,568)	-	-
NET (LOSS) INCOME	(2,139,320)	1,978,553	42,011

OTHER COMPREHENSIVE INCOME(LOSS)
Foreign currency translation adjustment	858,703	(396,536)	(334,188)
COMPREHENSIVE (LOSS) INCOME	$(1,280,617)	$1,582,017	$(292,177)

GOLDEN SUN EDUCATION GROUP LIMITED

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(2,139,320)	$1,978,553	$42,011
Adjustments to reconcile net income to net cash used in operating activities:
Equity in (loss) earnings of subsidiaries	2,134,752	(1,978,553)	(42,011)
NET CASH USED IN OPERATING ACTIVITIES	(4,568)	-	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Loan to subsidiaries	(18,124,364)	-	-
NET CASH USED IN INVESTING ACTIVITIES	(18,124,364)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering	18,275,182	-	-
Payment for issuance costs	(151,646)	-	-
Advance from related party	10,558	-	-
NET CASH PROVIEDED BY FINANCING ACTIVITIES	18,134,094	-	-

CHANGES IN CASH	5,162	-	-
CASH, BEGINNING OF YEAR	-	-	-
CASH, END OF YEAR	$5,162	$-	$-