Form 20-F
period 2023-09-30
Golden Sun Health Technology Group Ltd
filed 2024-02-08
CIK 1826376

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from           to

Commission file number: 001-41425

Golden Sun Health Technology Group Ltd

金太阳健康科技集团有限公司

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

8th Floor, Administration Building,

390 East Tiyuhui road, Hongkou District,China

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

An aggregate of 15,055,491 Class A ordinary shares and 4,030,000 Class B ordinary shares, par value $0.0005 per share, as of September 30, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We are not a Chinese company. Investors of our Class A ordinary shares own shares of a Cayman Islands holding company. Unless otherwise stated, as used in this annual report and in the context of describing our operations and consolidated financial information, “we,” “us,” the “Company,” or “our company” refers to Golden Sun Health Technology Group Limited, formerly known as Golden Sun Education Group Limited, a Cayman Islands holding company. For a description of our corporate structure, see “Item 3. KEY INFORMATION–Corporate Structure.”

Our Chinese subsidiaries primarily operate in the Chinese education section, which has been going through a series of reforms, and new laws and guidelines have been recently promulgated and released to regulate this industry. On September 1, 2021, the revised Implementation Rules for the Law for Promoting Private Education of the PRC (the “Implementing Regulation”), which regulates the establishment, organization and operation of private schools, teachers and educators, assets and financial management of schools, became effective. The revised Implementing Regulation prohibits private schools that provide compulsory education to be controlled by means of agreements (such as VIE Agreements, as defined below), or to enter into any transactions with any related parties. In September 2021, the Company completed a reorganization to divest its operations of two private schools, or the two former variable interest entities (VIEs), that provided compulsory education through a series of contractual arrangements (the “VIE Agreements”), which provided contractual exposure to foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the Chinese operating companies, which practice is prohibited by the revised Implementation Regulation. See “Item 3. KEY INFORMATION–The Reorganization” for more information on the above-referenced reorganization. As of the date of this annual report, the Company does not provide any compulsory education in China, and all discussions relating to the Company’s operation of its former VIEs are provided for historical context only.

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“CF (HK)” are to the wholly owned subsidiary of Golden Sun Hong Kong, CF (HK) Health Technology Limited, a Hong Kong limited company;

●	“China” or the “PRC” are to the People’s Republic of China;

●

“Chongwen Middle School” are to Wenzhou City Longwan District Chongwen Middle School, which we controlled prior to the Reorganization via an entrustment agreement among Chongwen Middle School, Golden Sun Shanghai and Mr. Xueyuan Weng, as well as a Concerted Action Agreement among two of Chongwen Middle School’s sponsors and the representative of its employees;

●	“Class A ordinary shares” are to our Class A ordinary shares, par value $0.0005 per share;

●	“Class B ordinary shares” are to our Class B ordinary shares, par value $0.0005 per share. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights: each Class A ordinary Share is entitled to one vote, and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances;

●	“compulsory education” are to the nine years of education mandated by the PRC, consisting of six years of primary education and three years of secondary education;

●	“Double First Class University Plan” are to “The World First Class University” and “First Class Academic Discipline Construction” combined, a tertiary education development initiative designed by the PRC government in 2015 aiming to comprehensively develop elite Chinese universities and their individual faculty departments into world-class institutions by the end of 2050;

●	“Gaokao” are to China’s standardized college entrance examination;

●	“Golden Sun Cayman” are to Golden Sun Health Technology Group Limited, formerly known as Golden Sun Education Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

●	“Golden Sun Hong Kong” are to the wholly owned subsidiary of Golden Sun Cayman, Hongkong Jintaiyang International Education Holding Group, a Hong Kong private limited company;

●	“Golden Sun Selection” are to Zhejiang Golden Sun Selection Technology Co., Ltd, the wholly owned subsidiary of Golden Sun Wenzhou;

●	“Golden Sun Shanghai” are to Shanghai Golden Sun Education Group Co., Limited, a Hong Kong private limited company, which was Golden Sun Cayman’s wholly owned subsidiary prior to the Reorganization;

●	“Golden Sun Wenzhou” are to the wholly owned subsidiary of Golden Sun Hong Kong, Zhejiang Golden Sun Education Co., Ltd., formerly known as Wenzhou Golden Sun Education Development Co., Ltd., a PRC limited liability company;

●	“Gongyu Education” are to the wholly owned subsidiary of Golden Sun Wenzhou, Shanghai Golden Sun Gongyu Education Technology Co., Ltd., a PRC limited liability company;

●	“Group” are to our Company and its subsidiaries as a whole;

●	“Hongkou Tutorial” are to a tutorial center operated by Xianjin Technology; previously, “Hongkou Tutorial” were to Shanghai Hongkou Practical Foreign Language Tutorial School, which ceased operation and transferred its existing business to Xianjin Technology in December 2021;

●	“Hangzhou Jicai” are to Hangzhou Jicai Tutorial School Co., Ltd.;

●	“Jicai Tutorial” are to Hangzhou Jicai;
●	“Kaiye (Wenzhou)” are to Kaiye (Wenzhou) Water Project Development Co., Ltd., a PRC limited liability company, of which Lilong Logistic acquired an approximately 3.4% equity share in 2023;

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

●	“Qinshang Education” are to the wholly owned subsidiary of Golden Sun Wenzhou, Zhouzhi Culture, Shanghai Qinshang Education Technology Co., Ltd., a PRC limited liability company;
●	“RMB” or “Renminbi” are to the legal currency of China;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“secondary schools” are to middle and high schools;

●	“Selection Hangzhou Branch” are to a branch office of Golden Sun Selection, Zhejiang Golden Sun Selection Technology Co., Ltd. (Hangzhou Branch), a PRC limited liability company;

●	“Shanghai Daizong” are to Shanghai Daizong Business Consulting Co., Ltd., a PRC limited liability company, of which Lilong Logistic acquired a 19% equity share in 2023;

●	“Shanghai Fuyouyuan” are to the fifty-one-percent owned subsidiary of Golden Sun Wenzhou, Shanghai Fuyouyuan Health Technology Co., Ltd, a PRC limited liability company (the Company also indirectly controls an additional 1% of the equity share of Shanghai Fuyouyuan through a 10% equity share held by Zhejiang Fuyouyuan, of which Lilong Logistic has a 10% equity share;

●	“Shanghai Jicai” are to Shanghai Yangpu District Jicai Tutorial School, which transferred its existing business to Zhouzhi Culture in fiscal year 2022;

●	“Shanghai Jinheyu” are to the fifty-one-percent owned subsidiary of Gongyu Education, Shanghai Jinheyu Biotechnology Co., Ltd., a PRC limited liability company;

●	“shares,” “Shares,” or “ordinary shares” are to the ordinary shares of Golden Sun Cayman, par value $0.0005 per share, collectively, our Class A ordinary shares and Class B ordinary shares;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE” are to variable interest entity;

●	“VIEs” are to the former variable interest entities, Ouhai Art School and Chongwen Middle School;

●	“we,” “us,” “our Company,” or the “Company” are to Golden Sun Cayman;

●	“WFOE” are to wholly foreign-owned enterprise;

●	“Xianjin Technology” are to Shanghai Xianjin Technology Development Co., Ltd., a PRC limited liability company;

●	“Yangfushan Tutorial” are to Wenzhou City Ouhai District Yangfushan Culture Tutorial Center;

●	“Yangtze River Delta” is a triangle-shaped megalopolis comprising areas of Shanghai, southern Jiangsu province and northern Zhejiang province;

●	“Zhejiang Fuyouyuan” are to Zhejiang Fuyouyuan Health Technology Co., Ltd, a PRC limited liability company, of which Lilong Logistic acquired a 10% equity share in 2023;

●	“Zhejiang Kangyuan” are to Zhejiang Kangyuan Medical Technology Co., Ltd., a PRC limited liability company, of which Lilong Logistic acquired an 18% equity share in 2023;

●	“Zhongkao” are to China’s standardized high school entrance examination;

●	“Zhouzhi Culture” are to the wholly owned subsidiary of Gongyu Education, Shanghai Zhouzhi Culture Development Co., Ltd., a PRC limited liability company; and

●	“Zhouzhi Tutorial” are to the tutorial center operated by Zhouzhi Culture.

This annual report on Form 20-F includes our audited consolidated balance sheet data as of September 30, 2023 and 2022, and the consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity (deficit), and cash flows for the fiscal years ended September 30, 2023, 2022 and 2021. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30, 2023	September 30, 2022	September 30, 2021
Balance sheet items, except for equity accounts	US$1=RMB 7.2960	US$1=RMB 7.1135	US$1=RMB 6.4580
Items in the statements of income and cash flows	US$1=RMB 7.0533	US$1=RMB 6.5332	US$1=RMB 6.5095

v

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

We are not a Chinese company, but rather a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct operations through our operating entities in the PRC.

We are a provider of tutorial services in China. Established in 1997 and headquartered in Shanghai, China, we have over twenty years of experience providing educational services that focus on the development of each of our student’s strengths and potential, and the promotion of life-long skills and interests in learning. Our operating entities operate tutorial centers for children and adults, one educational company that partners with high schools to offer language classes to their students, and one logistics company that provides logistic and consulting services. Prior to the Reorganization (as defined below) in 2021, we also operated one premium primary private school and one premium secondary private school through two VIEs. Since the Reorganization, we no longer operate primary or secondary private schools and no longer use a VIE structure. In 2023, we started implementing a strategic transition to expand into the wellness industry in China. Through our new wellness business initiatives, we are endeavoring to establish our own wellness brands and an e-commerce platform that will be used to promote and sell wellness products.

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

No VIE Agreements

Prior to our Reorganization in September 2021, we operated Ouhai Art School and Chongwen Middle School through VIE structures. Neither we nor our subsidiaries owned any shares in Ouhai Art School or Chongwen Middle School. Instead, we controlled and received the economic benefits of the business operations of Ouhai Art School and Chongwen Middle School through the VIE Agreements. As a result of our indirect ownership of Golden Sun Wenzhou and Golden Sun Shanghai, as well as the VIE Agreements which were designed so that the operations of the VIEs were solely for the benefit of the Company, the Company was deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIEs, for accounting purposes under U.S. GAAP. Accordingly, we had consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP for the fiscal years ended September 30, 2021 and 2020.  However, as a result of the Reorganization, we no longer operate any VIEs.

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

Risks Associated with Doing Business in the PRC

We are subject to certain legal and operational risks associated with having the majority of our operations in China, which could significantly limit or completely hinder our ability to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in the PRC—Any actions by the Chinese government, including any decision to intervene or influence the operating entities’ operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause them to make material changes to their operations, may limit or completely hinder their ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.” Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we and our subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. As of the date of this annual report, we are not subject to cybersecurity review by the Cyberspace Administration of China (the “CAC”), since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. We are not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed, because we currently do not have over one million users’ personal information, we do not collect data that affect or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affect or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the operating entities’ business and our offerings.” On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”), announced the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines which came into effect on March 31, 2023. The Trial Measures refined the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. On the same day, the CSRC also issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies (the “CSRC Notice”), which, among others, clarified that PRC domestic companies that had already been listed overseas before the effective date of the Trial Measures, which was March 31, 2023, shall be deemed to be “Existing Issuers”, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, but will be required to file with the CSRC for any subsequent offerings. According to our PRC counsel, Pacgate Law Firm (“Pacgate”), the Company is an Existing Issuer, based on the foregoing, therefore, is not required to complete the filing procedures with the CSRC immediately, but will be required, however, to file with the CSRC for any subsequent offerings. See “Item 3. Key Information — D. Risk Factors —Risks Relating to Doing Business in China — The Trial Measures and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.” Further, given the current PRC regulatory environment, it is uncertain whether we or our PRC subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals if required in the future, or inadvertently conclude that such approvals are not required, then the value of our ordinary shares may depreciate significantly or become worthless. As of the date of this annual report, neither we nor any of our subsidiaries has received any inquiry, notice, warning, or sanction regarding our overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions are newly published, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us or our subsidiaries to obtain regulatory approval from Chinese authorities for listing in the U.S. See “Item 3. Key Information — D. Risk Factors —Risks Relating to Doing Business in China.”

In addition, pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”) and related legislations, our securities may be prohibited from trading on a national exchange or over-the-counter if the Public Company Accounting Oversight Board of the United States, or the “PCAOB,” is unable to inspect our auditor for two consecutive years. Our current auditor, Assentsure PAC (“Assentsure”), is a registered public accounting firm, and as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this annual report, the PCAOB has access to inspect the working papers of our auditor. If trading in our Class A ordinary shares is prohibited in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A ordinary shares and trading in our Class A ordinary shares could be prohibited. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.”

Approvals from the PRC Authorities to Conduct Our Operations

As of the date of this annual report, our Company and our PRC subsidiaries have received from the PRC authorities all requisite licenses, permissions, or approvals that are required for conducting our operations in China, such as business licenses, private school operation permits, certificates of registration for a privately operated non-enterprise entity for not-for-profit private schools, certificates of registration for-profit private schools, and permits for sales of pre-packaged food. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our Class A ordinary shares could depreciate significantly or become worthless. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Our Business—We are subject to various approvals, licenses, permits, registrations and filings for our education and other services in the PRC.”

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

Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in the PRC— Any actions by the Chinese government, including any decision to intervene or influence the operating entities’ operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause them to make material changes to their operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.” ..”

Transfer of Funds and Other Assets Between Our Company and Our Subsidiaries

For the fiscal year ended September 30, 2023, Golden Sun Hong Kong transferred approximately $6.4 million to Golden Sun Cayman and approximately $0.7 million to WFOE. Golden Sun Cayman further transferred approximately $0.2 million to WFOE and approximately $0.9 million to Qinshang Education. For the fiscal year ended September 30, 2022, Golden Sun Cayman transferred to Golden Sun Hong Kong $18.3 million of the proceeds from an initial public offering (“IPO”) completed in June 24, 2022. For the fiscal year ended September 30, 2021, there were no transfers of funds or other assets among the Company and its subsidiaries.

Our finance department supervises cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submits it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of our Company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred.

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

Risks Related to Our Business

●	We have incurred losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

●	We may not be successful in expanding our operations into the wellness industry in China, and the ongoing changes in our business strategies make it difficult to evaluate our future prospects.

●	We face intense competition in the PRC education sector, which could lead to adverse pricing pressure, reduced operating margins, loss of market share, departure of qualified teachers and increasing capital expenditure.

●	Our business and results of operations mainly depend on the level of tuition fees we are able to charge and our ability to maintain and raise tuition fees.

●	We face risks related to health epidemics, natural disasters, or terrorist attacks in China.

●	If we are not able to continue to secure agreements with some or all of our existing partner-schools, or secure new agreements with additional partner-schools for our non-English foreign language program, our results of operations and financial condition may be materially and adversely affected.

●	We are subject to various approvals, licenses, permits, registrations and filings for our education and other services in the PRC.

●	New legislation or changes in the PRC regulatory requirements regarding private education have affected, and may further affect, our business operations and prospects materially and adversely.

●	We have limited sources of working capital, which have been primarily funded from operations, bank loans, and advances from shareholders, and we cannot assure you that our needs for additional financing will be met in the future.

Risks Related to Doing Business in the PRC

●	A severe or prolonged slowdown in the Chinese economy could materially and adversely affect the operating entities’ business and financial condition.

●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon the operating entities’ ability to operate profitably in the PRC.

●	Given the Chinese government’s significant oversight and discretion over the conduct of the operating entities’ business, the Chinese government may intervene or influence the operating entities’ operations at any time, which could result in a material change in their operations and/or the value of our ordinary shares.

●	Any actions by the Chinese government, including any decision to intervene or influence the operating entities’ operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause them to make material changes to their operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the operating entities’ business and our offerings.

The Trial Measures and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.

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

Risks Related to Our Business

We have incurred losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

As discussed in Note 3 to the consolidated financial statements to this annual report, we have suffered significant losses from operations resulting in a significant decrease in working capital that raises substantial doubt about our ability to continue as a going concern. For the fiscal year ended September 30, 2023, the Company’s revenue decreased by $4,659,063 to $6,155,593 from $10,814,656 for the fiscal year ended September 30, 2022, which was mainly due to the decrease in revenue from tutorial services. As a result, the Company incurred a net loss of $5,780,054 and net cash used in operating activities of $7,942,004 for the fiscal year ended September 30, 2023. As of September 30, 2023, the Company had an accumulated deficit of $14,835,585. Our auditor, Assentsure, has indicated in its report on our financial statements for the fiscal year ended September 30, 2023 that there is substantial doubt as to our ability to continue as a going concern for the next 12 months from the date of issuance of the consolidated financial statements. Such a “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include: (1) working to improve our liquidity and working capital sources, mainly through cash flow from its operations, renewal of bank borrowings, equity or debt offering and borrowing from related parties, and (2) implementing a strategic transition to expand into the wellness industry in China. In order to fully implement our business plan and recover from continuing losses, we may also seek equity financing from outside investors. As of the date of this annual report, however, we do not have commitments of funds from any potential investors. There can be no assurance that additional financing, if required, would be available on favorable terms or at all and/or that the foregoing plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements.

We may not be successful in expanding our operations into the wellness industry in China, and the ongoing changes in our business strategies make it difficult to evaluate our future prospects.

In recent years, the evolving PRC education regulatory environment has negatively impacted our operations in the education industry and we have been seeking business opportunities to diversify our business. In 2023, we started implementing a strategic transition to expand our operations into the wellness industry in China. Through our new wellness business initiatives, we are endeavoring to establish our own wellness brands and an e-commerce platform that will be used to promote and sell wellness products. For fiscal year 2023, we did not generate revenue from these businesses. In 2023, we also made equity investments in two companies operating in the wellness industry. To manage and support changes in our existing business and our future growth strategy, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified employees, management personnel and other administrative and sales and marketing personnel, particularly as we enter into new areas. We cannot assure you that we will be able to effectively and efficiently manage our operations, recruit and retain qualified staff and management personnel and integrate new businesses into our operations. Any failure to effectively and efficiently manage changes of our business may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

The changes in our business strategies may have some or all of the following unintended effects:

●	Our new products and services may not be accepted by our users as we expect;

●	Our new products and services may not attract users and customers or generate the revenue required to succeed;

●	The underlying assumptions and estimates about our new business and the new markets that we attempt to enter into may prove incorrect, which may cause our actual results of operations to fall short of our expectations;

●	We do not have experience or any track record in the wellness business;

●	To the extent we enter into new businesses, our previous operating history may be of limited use for investors to evaluate our future performance and prospects;

●	The development of new products and services could be costly and time-consuming and requires us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful;

●	Expenses will be incurred in the implementation of the new business strategies and the implementation process may distract us from achieving other fundamental business objectives; and

●	The changes in organizational structure that will be required to support the changes in our business strategies and offerings may lead to dissatisfaction among employees, which could make it more difficult for us to retain key employees.

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

The amount of tuition fees we are able to charge represents one of the most significant factors affecting our profitability. The majority of our revenues are derived from fees from our tutorial centers. Our fees have been determined based on demand for our educational programs and training courses, the cost of our operations, the geographic markets in which we operate our business, the fees charged by our competitors, our pricing strategy to gain market share and the general economic conditions in China and in the areas in which our tutorial centers are located, subject to applicable approvals by local government according to the nature of the private schools, e.g., for-profit or not-for-profit. Pursuant to the Law of the People’s Republic of China on the Promotion of Privately-run Schools amended in 2016 and further amended in 2018, the measures for the collection of fees by not-for-profit schools shall be formulated by local government of various provinces, autonomous regions and centrally-administrated municipalities. The Company’s business, operations and revenue have not been affected by such law, because local government regulations of Zhejiang and Shanghai, where our not-for-profit schools are located, have generally allowed school sponsors autonomy in running schools, including autonomy in pricing of tuition fees, and as a result we are able to charge tuition fees based on market conditions; the charging criteria of for-profit private schools are subject to market and shall be determined by the schools themselves. For the purposes of this law, among our operating entities that are established as schools, Yangfushan Tutorial is a not-for-profit school. There can be no assurance that we will be able to maintain or raise the fee levels we charge in the future, due to various reasons, many beyond our control, such as failure to obtain necessary approvals for fee increases, and even if we are able to maintain or raise fees, we are unsure how our fee rates will impact the number of student applications and enrollment. Our business, financial position and results of operations may be materially and adversely affected, if we fail to maintain or raise our fees while attracting sufficient students.

We face risks related to health epidemics, natural disasters, or terrorist attacks in China.

China and elsewhere worldwide have experienced and, in some parts of the world, including the U.S., are still experiencing the impacts of the COVID-19 pandemic, a disease caused by a novel and highly contagious form of coronavirus. The pandemic resulted in travel restrictions, massive closure of businesses and schools, and quarantine measures imposed by governments across the world. Substantially all of our operations are conducted in China and our students had to remain home from January to early April, 2020. Although we implemented measures to proactively respond to the situation by training our teachers to adapt to remote teaching, the COVID-19 pandemic has caused a disruption to our tutorial business. A new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, and travel restrictions were imposed upon different provinces or cities in China by the relevant local government authorities. As such, during the fiscal year ended September 30, 2022, the COVID-19 pandemic had a material negative impact on the Company’s financial positions and operating results. On December 7, 2022, China announced ten new rules that constituted a relaxation of almost all of its stringent COVID-19 pandemic control measures. While such action effectively reopened business within China, the COVID-19 infection rate reached its peak in December 2022 and had a material negative impact on the Company’s tutorial business for the fiscal year ended September 30, 2023. The Company experienced a significant decrease in market demand for its services as the Chinese economy gradually recovered from the negative impact of the COVID-19 pandemic. The extent of the impact of COVID-19 on our future financial results will be dependent on future developments, such as the length and severity of the pandemic, the potential resurgence of the pandemic, future government actions in response to the pandemic and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on our future operations, financial condition, liquidity and results of operations.

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

We may fail to attract and retain students in our tutorial centers.

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

If we are not able to secure agreements with some or all of our existing partner-schools, or secure new agreements with additional partner-schools for our non-English foreign language program, our results of operations and financial condition may be materially and adversely affected.

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

For our tutorial centers, we generally offer refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the education contract the student enters into with the relevant school or center. The refund is limited to the amount of fees that would be charged for any undelivered classes. Refund liability estimates are based on a historical refund ratio on a portfolio basis using the expected value method. As of September 30, 2023, 2022 and 2021, refund liability amounted to $333,030, $237,691 and $348,472, respectively. The refund amount is currently insignificant to our results of operations and our financial condition. However, we cannot assure you that our estimates of refund will be accurate. Additionally, we cannot assure you that such refunds will remain insignificant to our results of operations and our financial condition.

We may fail to attract and retain teachers and we may not be able to maintain consistent teaching quality throughout our schools and tutorial centers.

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

The annual retention rate of our teachers as of September 30, 2023, 2022 and 2021, was 69.3%, 25.2% and 73.8%, respectively. The retention rate declined significantly due to the COVID-19 and reorganization in fiscal year 2022. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period). Shortages of qualified teachers, or significant decreases in the quality of our tutorial services, whether actual or perceived in one or more of our partner-schools or tutorial centers, may have a material and adverse effect on our business and our reputation. In addition, we may not be able to hire or retain enough qualified teachers to maintain consistent teaching quality. Further, any significantly increase in teacher salaries may have a material adverse effect on our business, financial condition and results of operations.

Our historical results may not be indicative of our future performance.

Our financial condition and results of operations may fluctuate due to a number of other factors, such as expansion and related costs in a given period, our ability to maintain and increase our profitability and to enhance our operational efficiency, increased competition and market perception and acceptance of any newly introduced educational programs in any given year. In addition, while we plan to diversify our business and expand into the wellness industry, there is no guarantee that we will be able to do so successfully.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of September 30, 2023, 2022 and 2021, there were $2,639,258, $2,573,830 and $2,475,474, respectively, of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended September 30, 2023, 2022, and 2021.

According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. There were no interest and penalty charges accrued as of September 30, 2023 and 2022, as the Company has not received any penalty or interest charge notices from local tax authorities. As of the date of this annual report, the tax years ended December 31, 2018 through December 31, 2023 for the Company’s PRC subsidiaries and VIEs remain open for statutory examination by PRC tax authorities.

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

On April 7, 2021, the revised Implementation Rules for the Law for Promoting Private Education of the PRC, which regulates the establishment, organization and operation of private schools, teachers and educators, assets and financial management of schools, among other things, was promulgated and became effective on September 1, 2021. The revised Implementing Regulation prohibits private schools that provide compulsory education to be controlled by means of agreements or to enter into any transactions with any related parties. Until September 2021, the Company had controlled and received the economic benefits from two private schools that provided compulsory education through VIE Agreements, to provide contractual exposure to foreign investment in Chinese-based companies where Chinese law prohibited direct foreign investment in the Chinese operating companies. Under U.S. GAAP, the Company was deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIEs for accounting purposes, because pursuant to the VIE Agreements, the operations of the VIEs were solely for the benefit of the Company, and the Company was deemed to be the primary beneficiary of the VIEs for accounting purposes and must consolidate the VIE. In order to become compliant with the Implementing Regulation, in September 2021, the Company completed a reorganization to divest its operations of these two private schools and no longer uses a VIE structure. The Reorganization had materially and adversely impacted our operations and future prospects, as these two private schools had represented a significant portion of our business and operations.

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

The Law on the Promotion of Private Schools of the PRC was amended in November 2016, which became effective on September 1, 2017, and the Decision on Amending the Law for Promoting Private Education of the PRC (the “Decision”) was further amended in December 2018. According to the Decision, private schools can be established as for-profit or not-for-profit schools, with the exception of schools that provide compulsory education, which can only be established as not-for-profit private schools. In addition, pursuant to the Decision, (i) school sponsors of for-profit private schools are allowed to receive the operating profits of the schools while the school sponsors of not-for-profit private schools are not permitted to do so; (ii) not-for-profit private schools shall enjoy the same preferential tax and supply of land treatment as public schools while for-profit private schools shall enjoy the preferential tax and supply of land treatment as stipulated by the government; and (iii) for-profit private schools have the discretion to determine the fees to be charged by taking into consideration various factors such as the school operating costs and market demand, and no prior approval from government authorities is required, while not-for-profit private schools shall collect fees pursuant to the measures stipulated by the local PRC government authorities. For details on the distinction between for-profit private schools and not-for-profit private schools under the amended Law on the Promotion of Private Schools of the PRC, please see “Item 4. INFORMATION ON THE COMPANY—B. Business Overview—Regulations—Regulations Related to Private Education—2. Law for Promoting Private Education of PRC.” The amount of tuition fees we are able to charge represents one of the most significant factors affecting our profitability. As of the date of this annual report, among all of our operating entities that are established as schools, Yangfushan Tutorial is a not-for-profit school. As of the date of this annual report, local government regulations of Zhejiang and Shanghai, where our not-for-profit schools are located, have generally allowed school sponsors autonomy in school operations, including autonomy in pricing of tuition fees. Accordingly, local governments in Shanghai and Zhejiang have not directly interfered with the determination of pricing of tuition fees of our not-for-profit schools, and we are able to charge fees based on market conditions. As such, as of the date of this annual report, the company’s business, operations and revenue have not been affected by the designation of “for-profit” or “not-for-profit” for private schools. However, if local governments start to impose restrictions on the charging criteria for the collection of tuition fees by not-for-profit schools, then the revenue of our not-for profit schools could be negatively affected. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Our Business—Our business and results of operations mainly depend on the level of tuition fees we are able to charge and our ability to maintain and raise tuition fees.”

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

Pursuant to PRC laws and regulations, we are required to participate in various employee social insurance plans, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance, and the housing provident fund, and contribute to these plans and fund at the levels specified by the relevant local government authorities from time to time at locations where we operate our business. For the fiscal years ended September 30, 2022, 2021 and 2020, we did not make full contributions to the social insurance plans as required under the relevant laws and regulations. As of September 30, 2023, 2022 and 2021, we had outstanding social insurance payments payable in the aggregate amount of approximately $128,599, $98,190 and $54,784, respectively. Although we have not received any notice from the relevant local government authorities regarding the outstanding contributions, we cannot assure you that the relevant local government authorities will not require us to pay the outstanding amount within a prescribed time or impose late fees or fines on us. A late fee of 0.05% per day and a fine of one to three times the outstanding amount may be imposed by the authority, which may materially and adversely affect our business, financial condition and results of operations.

We have a limited history of operating some of our language programs and logistic services.

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

As of September 30, 2023 and 2022, we had cash of approximately $6.6 million and $20.3 million, total current assets of approximately $12.1 million and $22.1 million, and total current liabilities of approximately $10.8 million and $12.6 million, respectively. The Company has limited source of working capital and historically has funded its working capital needs primarily from operations, bank loans, and advances from shareholders, and intends to continue doing so in the near future. No assurance can be given that we will have revenues sufficient to sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment, or we will be able to obtain any additional capital through operations, bank loans, and advances from shareholders, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations would be materially negatively impacted.

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

The Trial Measures and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of relevant applications or upon completion of subsequent offerings. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the CSRC Notice, which, among others, clarifies that PRC domestic companies that have already been listed overseas before the effective date of the Trial Measures, which is March 31, 2023, shall be deemed to be “Existing Issuers”, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, and they shall be required to file with the CSRC for any subsequent offerings. We are an Existing Issuer, based on the foregoing, and we are not, therefore, required to complete the filing procedures with the CSRC immediately, and shall be required, however, to file with the CSRC for any subsequent offerings.

On February 24, 2023, the CSRC, together with the MOF, the National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (i) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (ii) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company or our subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. See “Regulations—Regulations Related to Mergers and Acquisitions and Overseas Listings.”

The Trial Measures and the revised Provisions that recently issued by the PRC authorities may subject us to additional compliance requirements in the future, as there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, and we cannot assure you that we will be able to comply with all the new regulatory requirements of the Trial Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements, including but not limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless.

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

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosures and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by the CSRC, a PRC regulator that is responsible for oversight of the capital markets in China. However, on February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which took effect on March 31, 2023. According to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and submit relevant documents, including the prospectus and other listing documents submitted to overseas regulatory authorities, to the CSRC. However, as the laws and regulations are relatively new, substantial uncertainties exist with respect to its interpretation and implementation regarding such laws and regulations. It is not clear how the CSRC may review and scrutinize these listing documents and we cannot assure you whether and how such scrutiny may affect our listing on an U.S. exchange.

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

An aggregate of 15,055,491 Class A ordinary shares are outstanding as of the date of this annual report. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our ordinary shares in the public market, the trading price of our Class A ordinary shares could decline significantly. Similarly, the perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our shares. A decline in the price of our Class A ordinary shares might impede our ability to raise capital through the issuance of additional Class A ordinary shares or other equity securities. In addition, the issuance and sale by us of additional ordinary shares, or securities convertible into or exercisable for our ordinary shares, or the perception that we will issue such securities, could reduce the trading price for our Class A ordinary shares as well as make future sales of equity securities by us less attractive or not feasible.

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

We, in connection with the preparation of our consolidated financial statements for the fiscal year ended September 30, 2023, identified the following material weaknesses: (1) we lack sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues, and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, (2) we lack formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements, and (3) for certain related party related party transactions, we do not have an audit committee process for review, approval, or related documentation in place. See “Item 15. CONTROLS AND PROCEDURES—Disclosure Controls and Procedures.” Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iii) setting up formal protocols to review, approve, and document related party transactions. However, measures that we implement may not fully address the material weaknesses in our internal control over financial reporting and we may not be able to conclude that the material weaknesses have been fully remedied.

Failure to correct the material weaknesses and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Due to the material weaknesses in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of September 30, 2023. This could adversely affect the market price of our Class A ordinary shares due to a loss of investor confidence in the reliability of our reporting processes.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Strategic Transition into the Wellness Industry

In 2023, we started implementing a strategic transition to expand our operation into the wellness industry in China. The following are related corporate developments:

●	On the Company’s annual general meeting held on September 26, 2023, the board of directors proposed, and the shareholders of the Company adopted a special resolution to change the Company’s name to “Golden Sun Health Technology Group Limited”.

●	On March 7, 2023, we incorporated Shanghai Fuyouyuan, a PRC limited liability company and a fifty-one-percent owned subsidiary of Lilong Logistic. The Company also indirectly controls an additional 1% of the equity share of Shanghai Fuyouyuan through a 10% equity share held by Zhejiang Fuyouyuan, of which Lilong Logistic has a 10% equity share. Shanghai Fuyouyuan does not have active businesses as of the date of this annual report.

●	On April 3, 2023, we incorporated CF (HK), a Hong Kong limited company and a wholly owned subsidiary of Golden Sun Hong Kong. CF (HK) does not have active businesses as of the date of this annual report.

●	On August 15, 2023, we incorporated Shanghai Jinheyu, a PRC limited liability company and a 51% owned subsidiary of Gongyu Education. See “Item 4. INFORMATION ON THE COMPANY—b. Business Overview—Strategic Transition into the Wellness Industry” for Shanghai Jinheyu’s business.

●	On November 17, 2023 we incorporated Golden Sun Selection, a PRC limited liability company and a wholly owned subsidiary of Golden Sun Wenzhou. On December 21, 2023, we established Selection Hangzhou Branch as a branch office of Golden Sun Selection in Hang Zhou, Zhejiang Province. See “Item 4. INFORMATION ON THE COMPANY—b. Business Overview—Strategic Transition into the Wellness Industry” for Golden Sun Selection and Selection Hangzhou Branch’s business.

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

See “Item 3. KEY INFORMATION—Corporate Structure” for our latest corporate structure.

Corporate Information

Golden Sun Health Technology Group Limited, formerly known as Golden Sun Education Group Limited, or Golden Sun Cayman, was incorporated in the Cayman Islands on September 20, 2018. On September 26, 2023, the shareholders of the Company adopted a resolution to change the Company’s name to “Golden Sun Health Technology Group Limited”.

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

We are a provider of tutorial services in China. Established in 1997 and headquartered in Shanghai, China, we have over twenty years of experience providing educational services that focus on the development of each of our student’s strengths and potential, and the promotion of life-long skills and interests in learning. Our tutorial centers span over five locations across Wenzhou city in Zhejiang province, and Shanghai city, China. Our operation includes four tutorial centers for children and adults, one educational company that partners with high schools to offer language classes to their students, and one logistics company that provides logistic and consulting services. In 2023, we started implementing a strategic transition to expand into the wellness industry in China. Through our new wellness business initiatives, we are endeavoring to establish our own wellness brands and an e-commerce platform that be used to promote and sell wellness products.

Our centers offer the following tutorial programs:

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

For the fiscal years ended September 30, 2023, 2022, and 2021, the total revenue was approximately $6.2 million, $10.8 million, and $15.0 million, and the net income (loss) was approximately $(5.8) million, $(2.1) million, and $2.2 million, respectively. For the same aforementioned periods, the revenue derived from tutorial services accounted for 88%, 86%, and 90% of the total revenue, respectively; and the revenue derived from logistics and consulting services and others accounted for 12%, 14%, and 10% of the total revenue, respectively. The decrease in our revenue for the fiscal year 2023 was mainly due to the decreased market demand for our services as a result of the negative impact of the COVID-19 pandemic on the Chinese economy, which was gradually recovering after China announced a relaxation from its initially stringent COVID-19 pandemic control measures in December 2022.

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

The following table sets forth the basic information of our tutorial services as of December 31, 2023.

Name	Year Opened / Acquired	Type	Programs / Services Offered	Number of Students	Number of Classes	Number of Teachers and Educational Staff
Yangfushan Tutorial	2008/2018 (1)	Tutorial center; operates as a Not-for-profit school	Gaokao Repeater Tutorial Program	393	11	25
			Sub-total	393	11	25
Hongkou Tutorial	2000/2015 (2)	Tutorial center; operates as a company	Gaokao Repeater Tutorial Program	208	8	31
			English Program	331	39	26
			Non-English foreign Language Program	118	21	12
			Sub-total	657	68	69
Jicai (Hangzhou) Tutorial	2017/2019 (3)	Tutorial center; operates as a For-profit school;	Non-English foreign Language Program	0	0	0
Zhouzhi Tutorial	2012/2019 (4)	Tutorial center; operated as company	Non-English foreign Language Program	1,838	533	91
			Sub-total	1,838	533	91
Qinshang	2019	Operated as a company	Non-English foreign Language Program	754	26	26
			Sub-total	754	26	26
Total				3,642	638	211

(1)	Yangfushan Tutorial commenced operation in 2008. Mr. Weng acquired the school in 2008 and the school was later acquired by the Company in 2018.

(2)	Hongkou Tutorial commenced operation in 2000 and was acquired by the Company in 2015. Prior to 2022, it was operated as a not-for-profit school by Shanghai Hongkou Practical Foreign Language Tutorial School, which ceased operation and transferred all of its existing business to Xianjin Technology on December 31, 2021.

(3)	Hangzhou Jicai commenced operation in 2017, and were acquired by the Company in 2019.

(4)	Zhouzhi Tutorial is operated by Zhouzhi Culture, which commenced operation in 2012 and was acquired by the Company in 2019. The Company’s former tutorial center, Shanghai Jicai, transferred its business to Zhouzhi Culture in 2022.

Our Tutorial Centers

We operate tutorial centers through our PRC subsidiary, Golden Sun Wenzhou and its subsidiaries. Each center offers different programs and serves different groups of students.

Yangfushan Tutorial is the only full-time school for Gaokao repeaters in Wenzhou city, China. Students of Yangfushan Tutorial are Gaokao repeaters who are not satisfied with their previous Gaokao result and desire to retake the annual Gaokao, in order to achieve a better result and to potentially get into a better university or college. Students of Yangfushan Tutorial are enrolled for one year to retake the curriculum of the senior year of high school. For the 2023/2022, 2022/2021 and 2021/2020 school years, 100% of our students were successfully admitted to a 4-year university or 3-year associate college programs, with approximately 90% admitted to 4-year universities and approximately 40% admitted to Key Universities in China.

Hongkou Tutorial and Jicai Tutorial are tutorial centers that offer various language courses and part-time Gaokao and Zhongkao repeater courses to individual students and corporate customers. Individual students and corporate customers typically sign up to take a specific course for a period of time. The repeater courses offered at Hongkou Tutorial saw a 94.3% and 94.2% admittance rate into high schools in the 2023/2022 and 2022/2021 school years, respectively.

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

As of December 31, 2023, Qinshang Education worked with 16 partner-schools serving approximately 754 students in 8 provinces in China.

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

As of December 31, 2023, we had approximately 3,642 students across China in our tutorial programs and partner-schools.

Our Teachers

We seek to hire teachers and educational staff who hold the necessary academic credentials, are dedicated and active professionals in their fields, and are committed to improving their students’ performance. Typically, our teachers have 10-20 years of educational experience. As of December 31, 2023, approximately 36.18% of our teachers and educational staff held a master’s degrees or above, 62.04% held bachelor’s degrees.

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

Our teachers’ compensation is based on their experience, education background, and the results of evaluations of their performance. We provide outstanding teachers with bonuses and other benefits and perks to incentivize them to stay, and those who do not meet our teaching standards are terminated. The annual retention rates of our teachers for September 30, 2023, 2022, and 2021 were 69.3%, 25.2%, and 73.8%%, respectively. The “retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period).

Tuition Fees

For our tutorial centers, tuition fees vary depending on the type of programs or courses we offer. For the years ended September 30, 2023, 2022, and 2021, the average fee charged per students in tutorial programs amounted to $733, $1,175, and $1,391, respectively. The large decrease in fees in fiscal year 2023 was mainly due decreased market demand for our tutorial services.

Logistic and consulting services and others

In December 2019, the Company established Lilong Logistics to provide logistic, consulting, and catering services to our affiliated schools. As of September 30, 2023, Lilong Logistics entered into four agreements with customers. Revenue generated from logistic and consulting services and others amounted to $709,424, $1,535,446, and $1,508,930 for the years ended 2023, 2022 and 2021, respectively.  The decrease in the revenue in fiscal 2023 was mainly due to the decreased demand for our consulting and catering services.

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

Social media and traditional media advertising. We maintain several official accounts with the most used social media in China, WeChat, China’s largest social media mobile application and regularly post updates and news about our schools and tutorial centers on our official WeChat accounts. Currently, our 10 WeChat accounts have an aggregate of 72,849 followers. We also selectively post advertisement on university school campuses in their cafeteria and dormitory areas, as well as other areas with high traffic of our target students, such as newsstands.

Promotional events. From time to time, we organize in-person promotional and recruiting events so that prospective students and their parents can learn more about our tutorial centers, programs, teachers and services. Prospective students and their parents would be able to meet and interact with our teachers and staff, and ask questions about our tutorial centers.

Investment in Shanghai Daizong

To diversify our business and leverage our market position in the education industry, on May 10, 2023, Xianjin Technology entered into an equity transfer agreement to acquire nineteen percent (19%) of Shanghai Daizong for RMB 5,730,000 in cash. Shanghai Daizong is a PRC limited company that specializes in consultation services on study abroad and overseas cultural exchange events.

Strategic Transition into the Wellness Industry in 2023

In 2023, we started implementing a strategic transition to expand our operations into the wellness industry in China. Through our new wellness business initiatives, we are endeavoring to establish our own wellness brands and an e-commerce platform that will be used to promote and sell wellness products. We did not generate any revenue from our wellness business in fiscal year 2023.

White Tea Oral Health Products

Shanghai Jinheyu, our subsidiary established in 2023, has developed Fuding White Tea (福鼎白茶) brand white tea oral health products, which currently include toothpaste, mouth freshening spray, and mouthwash. These products contain Fuding white tea (a specialty white tea produced in Fuding City, a village in Fujian province, China) and other Chinese traditional medicines that are believed may have the ability to alleviate certain oral health problems, such as tooth decay and bad smelling breath. We have commissioned Suzhou Qingxin Health Technology Co., Ltd., a Chinese manufacturer of oral products, to produce our oral health products. In December 2023, we launched the Fuding White Tea oral health products on various e-commerce platforms in China, including JD.com, Taobao, Red, and Yundinghuo. In September 2023, we applied for trademarks for “Fuding White Tea (福鼎白茶)” and “Jinheyu (金合宇)”. In January 2024, we submitted patent applications to the China National Intellectual Property Administration for the three white tea oral health products.

E-commerce Livestreaming

In January 2024, our subsidiary, Golden Sun Selection, and its branch office, Selection Hangzhou Branch, launched a livestreaming channel on www.douyin.com. We currently market and sell selected healthy agricultural products, such as red beans, coix seeds, barley, brown sugar with ginger, on our livestreaming channel. Our service connects producers and consumers of healthy products, as well as promotes a healthy lifestyle to a targeted audience.

Investments in Wellness Businesses

In 2023, we made equity investments in three companies that operate in the Chinese wellness industry, including Zhejiang Kangyuan, Kaiye (Wenzhou), and Zhejiang Fuyouyuan.

On January 18, 2023, Wenzhou Lilong entered into an equity transfer agreement to acquire eighteen percent (18%) of Zhejiang Kangyuan’s equity shares for RMB 32.4 million in cash. Zhejiang Kangyuan is a PRC limited liability company, and its primary business is the production and sales of medical equipment, as well as the production and sales of non-medical masks.

On April 10, 2023, the Company entered into a share purchase agreement to purchase an approximate 3.4% equity interest of Kaiye (Wenzhou) for a total consideration of US$5 million in cash, to be paid in three installments. Kaiye (Wenzhou) is a provider of a waterfront tourism project development. On September 20, 2023, the parties entered into a supplemental agreement to clarify certain terms under the share purchase agreement.

On Feburary 23, 2023, Wenzhou Lilong entered into an equity transfer agreement to acquire ten percent (10%) of Zhejiang Fuyouyuan’s equity shares for RMB 2 million in cash. Zhejiang Fuyouyuan’s primary business includes health consultation services, health management services, and medical care services.

Facilities

We do not own any real estate properties, and currently lease properties with a total combined gross floor area and site area of approximately 107,955 square feet in Wenzhou City Zhejiang province, and Shanghai City, from various non-related entities or grants of use from the local government.

The below table sets forth a summary of our facilities as of the date of this annual report:

No.	Entity	Lease (L)/ Own (O)	Lease Amount	Area	Location	Lease Term
1	Yangfushan Tutorial	L	$199,375/year Increase every 3 years	GFA: 69,965 sq ft	Ouhai District, Wenzhou City	May 1, 2019- Apr 30, 2031

2	Hongkou Tutorial	L	$4,511/month	GFA: 2,121 sq ft	Hongkou District, Shanghai	Jan 1, 2023- Dec 31, 2024

3	Hongkou Tutorial	L	$3,014 /month	GFA:1,109 sq ft	Hongkou District, Shanghai	Sep 1, 2023- Aug 31, 2024

4	Hongkou Tutorial	L	$139,289 /year	GFA: 5,085sq ft	Pudong New District, Shanghai	Sep 1, 2023- Aug 31, 2024

5	Hongkou Tutorial	L	$7,618/month	GFA: 6,566sq ft	Baoshan District, Shanghai	Jul 1, 2023- Aug 31, 2024

6	Hongkou Tutorial	L	$1,405/month	GFA: 517sq ft	Hongkou District, Shanghai	Oct 1, 2023- Sep 30, 2024

7	Hongkou Tutorial	L	$35,139 /year	4 classrooms	Hongkou District, Shanghai	Sep 1, 2023- Aug 31, 2024

8	Hongkou Tutorial	L	$11,713 /year	1 employee dormitory	Hongkou District, Shanghai	Sep 1, 2023- Aug 31, 2024

9	Zhouzhi Tutorial	L	$158,162 /year Increase every year	GFA: 5,461sq ft	Xuhui District, Shanghai	Feb 1, 2023- Mar 31, 2025

10	Qinshang Education;	L	$ 1,482 /month	GFA: 1,041sq ft	Pudong New District, Shanghai	Jan 1, 2023- Dec 31, 2024

11	Golden Sun Wenzhou	L	$16,732 /year	GFA: 4,521 sq ft	Lucheng District, Wenzhou City	Oct 1, 2023- Oct 31, 2024

12	Lilong Logistics	L	Free	GFA: 269 sq ft	Longwan District, Wenzhou City	Dec 2, 2022- Dec 1, 2025

13	Gongyu Education	L	$7,609/year	GFA: 3,218 sq ft	Hongkou District, Shanghai	Jan 1, 2023- Dec 31, 2024

14	Shanghai Jinheyu	L	$1,349/month	GFA: 2,282 sq ft	Fengxian District, Shanghai	Oct 11, 2023- Oct 10, 2024

15	Shanghai Jinheyu	L	$573/month	GFA: 969 sq ft	Fengxian District, Shanghai	Oct 11, 2023- Oct 10, 2024

16	Shanghai Jinheyu	L	$697/month	GFA: 969 sq ft	Fengxian District, Shanghai	Sep 1, 2023- Aug 31, 2024

17	Golden Sun Selection	L	$365965.8/year Increase every year	GFA:3,862sq ft	Binjiang District, Hangzhou City	Dec 27, 2023- Dec11, 2025

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

Intellectual Property

As of the date of this annual report, we own 6 trademarks and we are currently applying for 2 trademarks with the Trademark Office of SAIC in China.

As of the date of this annual report, we are currently applying for 3 patents with the State Intellectual Property Office in China.

We own 7 copyrights to various textbooks that have been developed internally and provide a basis for improving the quality of our educational services. Our strategic plan calls for continued and extensive investment in maintaining and expanding these assets.

We have also registered 4 domain names with the China Internet Network Information Center.

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

Employees

We and our PRC operating entities had 336, 377, and 454 employees as of September 30, 2023, 2022, and 2021, respectively. As of December 31, 2023, we had 316 employees. The following table sets forth the numbers of our employees, categorized by function as of December 31, 2023.

As of December 31, 2023
Teachers	211
Cafeteria and dining hall staff	12
Student living staff	13
Security and safety staff	5
Technology staff	3
Management and Administrative staff	72
Total	316

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

2. Law for Promoting Private Education of PRC

On December 28, 2002, the Standing Committee of the National People’s Congress, promulgated the Law for Promoting Private Education of PRC, or the Law for Promoting Private Education and was later amended on December 29, 2018. Pursuant to the Law for Promoting Private Education, with regard to private schools, the State applies the principles of enthusiastic encouragement, vigorous support, correct guidance, and administration according to law. The sponsors of private schools may establish non-profit or for-profit private schools at their own discretion. However, they shall not establish for-profit private schools providing mandatory education. The sponsor of a non-profit private school shall not gain proceeds from school running, and the cash surplus of the school shall be used for school running. The sponsor of a for-profit private school may gain proceeds from school running, and the cash surplus of the school shall be disposed of in accordance with the Company Law and other relevant laws and administrative regulations. As of the date of this annual report, among all of tutorial centers registered as schools, Yangfushan Tutorial is a not-for-profit school.

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

On July 28, 2021, to further clarify the scope of academic subjects provided by Academic AST Institutions in China’s compulsory education system, the PRC Ministry of Education issued the Notice. The Notice specifies that academic subjects include the following courses provided in accordance with the learning content of the national curriculum standards: Morality and Law, Chinese Language, History, Geography, Mathematics, foreign languages (English, Japanese, and Russian), Physics, Chemistry and Biology.

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

Regulations Relating to Toothpaste Production

On June 16, 2020, the State Council issued the Cosmetics Supervision and Administration Regulation (the “Cosmetics Regulation”). According to the Cosmetics Regulation, Cosmetics are classified into two categories: special cosmetics and ordinary cosmetics. The State Council exercises the registration administration on special cosmetics and record-filing administration on ordinary cosmetics. According to Art. 77 of the Cosmetics Regulation, toothpaste shall be administered by reference to the relevant provisions thereof on ordinary cosmetics.

On March 16, 2023, the State Administration for Market Regulation issued the Measures for the Supervision and Administration of Toothpaste (the “Toothpaste Measures”). According to the Toothpaste Measures, toothpaste is subject to the record-filing administration. The applicant for the record-filing of toothpaste is responsible for the quality safety and efficacy claims of toothpaste. The domestic toothpaste shall be filed for record with the drug regulator of the province, autonomous region or centrally administered municipality where the applicant is located prior to being marketed. Manufacturers of toothpaste shall, in accordance with the law, file an application with the drug regulator of the province, autonomous region or centrally administered municipality where it is located for a production permit. The record-filing parties and the entrusted manufacturers of toothpaste shall establish a production quality management system and organize the production in accordance with good manufacturing practices for cosmetics.

On September 22, 2023, the State Medical Products Administration issued the Announcement on Toothpaste Supervision and Filing. According to this announcement, toothpaste products already present in the market prior to the official implementation of the Cosmetics Regulation and the Toothpaste Measures are subject to simplified filing requirements if they have a proven safe usage history without any quality or safety incidents. From October 1, 2023 to November 30, 2023, toothpaste manufacturers can submit simplified information through the filing platform for these existing products. However, complete product filing information must be provided before December 1, 2025 for toothpaste with a first marketing date after January 1, 2021. The labeling requirements for simplified filings should comply with regulations related to cosmetics supervision and administration as well as toothpaste management. Only adjustments in label format are necessary for sales packaging labels that have already been listed; any updates to product labels should follow specified guidelines.

Regulations Relating to Pre-packaged Food

On February 28, 2009, the Food Safety Law of the People’s Republic of China (the “Food Safety Law”) was passed by the Standing Committee of the National People’s Congress. An updated version of this law came into effect on April 29, 2021. According to the provisions outlined in the Food Safety Law, China adopted a licensing system for food manufacturing, food sellers or catering services shall obtain a permit in accordance with the law. However, the sale of edible agricultural products and the sale of pre-packaged food only are not subject to a permit. Where only pre-packaged food is sold, it shall be filed with the local food safety regulatory department of the local people’s government at or above the county level for the record. Edible agricultural products refer to primary products derived from agriculture intended for consumption, whereas pre-packaged food refers to items that are packaged or made using specific materials or containers.

The quality and safety management of edible agricultural products must adhere to regulations stated in the Law of the People’s Republic of China on Quality and Safety of Agricultural Products. On matters related to marketing of edible agricultural products, formulation of relevant quality and safety standards, publication of pertinent safety information, as well as provisions concerning agricultural inputs specified in the Food Safety Law shall prevail. Sellers engaged in trading in edible agricultural products are required to establish an inspection record system for purchasing such goods and retain relevant certificates for a minimum period not less than six months.

Regulations Relating to Online Live Broadcast Sales

On August 31, 2018, the Standing Committee of the National People’s Congress issued the E-commerce Law of the People’s Republic of China (the “E-commerce Law”), which came into force on January 1, 2019. The E-commerce Law shall apply to e-commerce activities in the People’s Republic of China. E-commerce business operators engaging in business activities shall adhere to the principles of “voluntary participation, equality, fairness and integrity”, comply with laws and business ethics, participate in market competition fairly, perform the obligations of consumer rights protection, environmental protection, intellectual property protection, cyber security and protection of personal information, etc., undertake product and service quality responsibilities, and accept government and public supervision.

On March 15, 2021, the State Administration for Market Regulation issued Measures for the Supervision and Administration of Online Transactions, which took effect in May 1, 2021. According to the Measures, goods sold or services provided by online transaction operators shall meet the requirements for the protection of personal and property safety and the requirements for environmental protection, and online transaction operators shall not sell goods or provide services that are prohibited by law or administrative regulations, damage the national interest and public interest, or violate public order and good morals.

On April 23, 2021, the State Internet Information Office and seven other departments jointly issued the Network Broadcast Marketing Management Measures (Trial), which was implemented in May 25, 2021. According to such measures, operators of live studios and live-streaming marketing personnel engaging in online live-streaming marketing activities shall comply with laws, regulations and the relevant provisions of the State, follow public order and good customs, and truthfully, accurately and comprehensively release information on goods or services, and shall not commit any of the following acts: (1) violating Articles 6 and 7 of the Provisions on the Ecological Governance of Network Information Contents; (2) publicizing false or misleading information to cheat or mislead users; (3) marketing counterfeit or shoddy goods or goods that infringe upon intellectual property rights, or goods that fail to meet the requirements for personal and property safety; (4) fabricating or tampering with data relating to traffic, such as transactions, attention, number of views, number of comments, etc.; (5) making promotion or diversion for a person after any illegal or irregular act or act with high risks committed by the person is known or should have been known; (6) harassing, slandering, vilifying or intimidating others, or infringing upon the legitimate rights and interests of others; (7) pyramid marketing, fraud, gambling, or selling prohibited or controlled goods, etc.; and (8) other acts in violation of the laws, regulations and relevant provisions of the State.

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

Regulations Related to Mergers and Acquisitions and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006, and was amended on June 22, 2009. The M&A Rules, among other things, requires that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of relevant applications or its completion of subsequent offerings. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

The Trial Measures outline the circumstances where domestic companies are prohibited from offering and listing securities overseas, if such overseas offering and listing made by domestic companies (i) are explicitly prohibited by laws; (ii) may endanger national security as determined by relevant competent departments under the State Council; (iii) involve criminal offenses that disrupting PRC economy such as corruption, bribery, embezzlement, or misappropriation of property by such domestic company, the controlling shareholder, and/or actual controller in the recent three years; (iv) involve such domestic company in investigations for suspicion of criminal offenses or major violations of laws and regulations; or (v) involve material ownership disputes over the shares held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. We believe that our listing on Nasdaq does not fall under the circumstance that such overseas listing is prohibited by the Trial Measures.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the CSRC Notice, which, among others, clarifies that PRC domestic companies that have already been listed overseas before the effective date of the Trial Measures, which is March 31, 2023, shall be deemed to be “Existing Issuers”, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, and they shall be required to file with the CSRC for any subsequent offerings. We are an Existing Issuer, based on the foregoing, and we are not required to complete the filing procedures with the CSRC immediately, however, we shall be required to file with the CSRC for any subsequent offerings.

On February 24, 2023, the CSRC, together with the MOF, the National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (i) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (ii) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company or our subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Trial Measures and the revised Provisions that recently issued by the PRC authorities may subject us to additional compliance requirements in the future. See “Risk Factors — Risks Related to Doing Business in China — The Trial Measures and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

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

Overview

We are a provider of non-English foreign language (primarily in Spanish) tutorial services in China. Established in 1997 and headquartered in Shanghai, China, we have over twenty years of experience providing educational services that focus on the development of each of our student’s strengths and potential, and the promotion of life-long skills and interests in learning. In 2023, we started implementing a strategic transition to expand into the wellness industry in China. Through our new wellness business initiatives, we are endeavoring to establish our own wellness brands and an e-commerce platform that will be used to promote and sell wellness products.

During the fiscal year ended September 30, 2023 (“fiscal year 2023”), our revenue decreased by approximately 43%, to approximately $6.2 million from approximately $10.8 million for the fiscal year ended September 30, 2022 (“fiscal year 2022”). In fiscal year 2023, our net loss amounted to approximately $5.8 million, compared to approximately $2.1 million in fiscal year 2022. On December 7, 2022, China announced a relaxation from its initially stringent COVID-19 pandemic control measures. While such relaxed measures effectively reopened businesses within China, the COVID-19 infection rate peaked in December 2022. The wide-spread pandemic had a material negative impact on the Company’s recruitment of students and the class hours taken by the existing students, resulted in a material decrease in our revenue for the fiscal year ended September 30, 2023.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	The COVID-19 pandemic and the restrictive government measures materially impacted our operations.

●	The number of students enrolled is largely driven by the demand for the tutorial programs we offer, our reputation and brand recognition and our ability to improve the variety and quality of the programs we offer.

●	Pricing of our tuition fees are affected by the tuition policy set by governments. Article 38 of the Law for Promoting Private Education stipulates that the items and rates of fees to be charged by private schools shall be determined according to the cost of running a school, market demands and other relevant factors, and made available to the public. Tuition and fee rates for private schools are subject to the supervision by the relevant authority. Provincial governments, autonomous regions governments and centrally-administered municipalities set the guidelines on fees for not-for-profit schools; while the tuition criteria of for-profit private schools are subject to market conditions and shall be determined by the schools themselves. Currently, fees for our not-for-profit schools are determined by the school and filed with the relevant authorities for its supervision, while fees for our for-profit schools are primarily based on demand for our courses, the targeted market for our courses and fees charged by our competitors for the same or similar courses.

●	Our ability to manage our cost of revenues directly affects our profitability. Our cost of revenues mainly consists of labor costs, which are compensation for our teachers and educational staff, student-related costs, depreciation expenses and lease payment for our schools and tutorial centers.

●	In 2023, we started implementing a strategic transition to expand into the wellness industry in China. Our ability to execute the new growth strategy will affect our future results.

Results of Operations

For the fiscal years ended September 30, 2023 and 2022

Impact of COVID-19

On December 7, 2022, China announced ten new rules that constituted a relaxation of almost all of its initially stringent COVID-19 pandemic control measures. While such action effectively reopened businesses within China, the COVID-19 infection rate peaked in December 2022 and had a material negative impact on the Company’s tutorial business. In fiscal year 2023, we experienced decreased market demand for our services, as the Chinese economy gradually recovered from the negative impact of the COVID-19 pandemic. Our revenue from our continuing operations decreased by approximately $4.7 million, or 43%, to approximately $6.2 million in fiscal year 2023, from approximately $10.8 million in fiscal year 2022. Our net loss from our continuing operations increased by approximately $3.7 million, or 173%, in fiscal year 2023, from approximately $2.1 million in fiscal year 2022.

The extent of the impact on the Company’s future financial results will be dependent on future developments, such as the length and severity of the COVID-19 pandemic, the potential of resurgence, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Revenue

We, through our China based subsidiaries, generate revenues from our continuing operations through the following main sources: (i) tutorial services and (ii) logistic, consulting services and others. The following table sets forth the breakdown of our revenue for the periods presented:

	For the fiscal years ended September 30,
	2023		2022
Revenue by type	Amount	% of total revenue	Amount	% of total revenue	Change	% Change
Tutorial services	$5,446,169	88%	$9,279,210	86%	$(3,833,041)	(41)%
Logistic, consulting services and others	709,424	12%	1,535,446	14%	(826,022)	(54)%
Total revenue	$6,155,593	100%	$10,814,656	100%	$(4,659,063)	(43)%

Revenue decreased by approximately $4.7 million, or 43%, to approximately $6.2 million in fiscal year 2023 from approximately $10.8 million in fiscal year 2022. The decrease in revenue was mainly due to a decrease of approximately $3.8 million in tutorial service revenue in fiscal year 2023.

Tutorial services

Our tutorial services revenue decreased by approximately $3.8 million, or 41%, to approximately $5.4 million in fiscal year 2023, from approximately $9.3 million in fiscal year 2022. The total number of student enrollment in our tutorial programs decreased by 470 from an aggregate of 7,900 students in fiscal year 2022 to an aggregate of 7,430 students in fiscal year 2023. Our average revenue recognized per student decreased by $442 from $1,175 per student in fiscal year 2022 to $733 per student in fiscal year 2023. The revenue decrease was due to sluggish market demand for our services as the Chinese economy gradually recovered from the negative impact of the COVID-19 pandemic after the Chinese government relaxed its “Zero-COVID Policy” in December 2022.

Qinshang Education, a subsidiary of the Company established in December 2019, generates revenue by partnering with high schools to provide non-English foreign languages tutoring services, primarily in Spanish. The tutorial services revenue generated by Qingshang Education decreased by approximately $2.1 million, or 66%, from approximately $3.1 million in fiscal year 2022 to approximately $1.0 million in fiscal year 2023. The number of our partner-schools decreased from 58 in fiscal year 2022 to 45 in fiscal year 2023. For Qingshang Education, the number of students enrolled in its non-English foreign languages tutorial programs decreased from 3,041 in fiscal year 2022 to 2,154 , and as the new recruits took fewer course hours, the average revenue per student decreased from $1,023 in fiscal year 2022 to $485 in fiscal year 2023. Furthermore, other tutorial centers (Zhouzhi Culture, Hangzhou Jicai, and Yangfushan) also incurred decreases in their revenues by an aggregated amount of approximately $1.8 million, or 29%, from approximately $6.2 million in fiscal year 2022 to approximately $4.4 million in fiscal year 2023. The foregoing factors all contributed to the decrease in our tutorial services revenue.

Logistic and consulting services and others

Logistic and consulting services and others revenue decreased by approximately $0.8 million, or 54%, to approximately $0.7 million in fiscal year 2023 from approximately $1.5 million in fiscal year 2022. The decrease was mainly due to a decrease in our consulting and catering services offered to our affiliated schools, mainly as a result of the decreased demand for such services.

Cost of Revenues

Cost of revenues decreased by approximately $1.6 million, or 27%, to approximately $4.4 million in fiscal year 2023, from approximately $6.0 million in fiscal year 2022. The cost decrease in fiscal year 2023 was mainly due to the fact that the labor cost decreased by approximately $1.6 million, or 35%, to approximately $3.0 million in fiscal year 2023, from approximately $4.6 million in fiscal year 2022, as a result of fewer course hours taught in the current period. Other costs, primarily consisting of leasing expenses, teaching material costs and related cafeteria costs did not decrease proportionately with our revenue because the Company continued to maintain the regular teaching team and facilities in anticipation of the recovery of the tutorial market in 2024.

Gross profit

Gross profit decreased by approximately $3.0 million, or 63%, to approximately $1.8 million in fiscal year 2023, from approximately $4.8 million in fiscal year 2022. The decrease in gross profit was mainly due to a decrease of approximately $3.8 million in tutorial services revenue and approximately $0.8 million in the logistic, consulting services and other revenue, partially offset by a decrease of approximately $1.6 million in cost.

Overall gross profit margin decreased to 29% in fiscal year 2023 from 44% in fiscal year 2022. The decrease in the gross profit margin was because certain fixed costs did not decrease proportionately with the decrease in revenue.

Operating Expenses

	For the fiscal years ended September 30,
	2023		2022
	Amount	% of revenue	Amount	% of revenue	Change	% Change
Selling expenses	$1,102,019	18%	$1,634,155	15%	$(532,136)	(33)%
General and administrative expenses	6,828,120	111%	4,717,664	44%	2,110,456	45%
Total	$7,930,139	129%	$6,351,819	59%	$1,578,320	25%

Total operating expenses increased by approximately $1.6 million, or 25%, from approximately $6.4 million in fiscal year 2022, to approximately $7.9 million in fiscal year 2023. The increase in operating expenses was mainly due to an increase of approximately $2.1 million in general and administrative expenses in fiscal year 2023.

Selling expenses

Selling expenses decreased by approximately $0.5 million to approximately $1.1 million in fiscal year 2023, as compared to approximately $1.6 million in fiscal year 2022. The decrease in selling expenses was mainly due to the decrease of commissions for partner schools of approximately $0.5 million in fiscal year 2023, as compared to fiscal year 2022.

General and administrative expenses

General and administrative expenses increased by approximately $2.1 million to approximately $6.8 million in fiscal year 2023, as compared to approximately $4.7 million in fiscal year 2022. The increase in general and administrative expenses was mainly driven by an increase of approximately $1.8 million in stock-based compensation rewards of a total 730,000 Class A ordinary shares to the Company’s CFO and a third-party consultant for their efforts in the Company’s IPO process, as well as an increase of approximately $0.5 million in professional consulting fee. As a percentage of revenues, general and administrative expenses represented approximately 111% and 44% of our total revenues in fiscal year 2023 and 2022, respectively.

Interest expense, net

Our net interest expense increased by approximately $0.1 million to approximately $0.3 million in fiscal year 2023, as compared to approximately $0.2 million in fiscal years 2022. The increase was mainly due to the increase of the average loan balance in fiscal year 2023.

Loss before income taxes

Loss before income tax increased by approximately $3.9 million to approximately $5.6 million in fiscal year 2023, as compared to approximately $1.8 million in fiscal year 2022. The increase was primarily attributable to lower gross profit and higher general and administrative expenses in fiscal year 2023, as stated above.

Provision for income taxes

Income tax provision was approximately $0.1 million and $0.4 million in fiscal year 2023 and 2022, respectively. The income tax expenses were generated by our several profitable subsidiaries, including Lilong Logistics, Xianjin Technology, Hangzhou Jicai and Yangfushan Tutorial. We incurred sizable loss in Qinshang Education and Zhouzhi Culture, due to setbacks caused by restrictive measures associated with COVID-19; we also incurred loss in Golden Sun Wenzhou and Golden Sun Hong Kong, due to general and administrative expenses associated with the IPO, however, these losses can’t be used to offset the profits of other subsidiaries. As a result, although we were in a loss situation on a consolidated level, we still incurred income tax expenses.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. Our subsidiaries are subject to statutory 25% income tax rate.

Net loss

Our net loss from continuing operations was approximately $5.8 million in fiscal year 2023, compared to approximately $2.1 million in fiscal year 2022.

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

Revenue

We, through our China based subsidiaries, generate revenues from our continuing operations through the following main sources: (i) tutorial services and (ii) logistic and consulting services. The following table sets forth the breakdown of our revenue for the periods presented:

	For the fiscal years ended September 30,
	2022		2021
Revenue by type	Amount	% of total revenue	Amount	% of total revenue	Change	% Change
Tutorial services	$9,279,210	86%	$13,518,061	90%	$(4,238,851)	(31)%
Logistic and consulting services and others	1,535,446	14%	1,508,930	10%	26,516	2%
Total revenue	$10,814,656	100%	$15,026,991	100%	$(4,212,335)	(28)%

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

Operating Expenses

	For the fiscal years ended September 30,
	2022		2021
	Amount	% of revenue	Amount	% of revenue	Change	% Change
Selling expenses	$1,634,155	15%	$2,208,296	15%	$(574,141)	(26)%
General and administrative expenses	4,717,664	44%	4,656,256	31%	61,408	1%
Total	$6,351,819	59%	$6,864,552	46%	$(512,733)	(7)%

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

Provision for income taxes

Income tax provision from our continuing operations was $0.4 million and $0.7 million in fiscal year 2022 and 2021, respectively. The income tax expenses were generated by our several profitable subsidiaries, including Zhouzhi Culture, Lilong Logistics, Xianjin Technology, Hangzhou Jicai and Yangfushan Tutorial. We incurred sizable loss in Qinshang Education, due to setbacks caused by restrictive measures associated with COVID-19; we also incurred loss in WFOE, due to general and administrative expenses associated with the IPO; however, these losses can’t be used to offset the profits of other subsidiaries. As a result, although we incurred loss on a consolidated level, we still incurred income tax expenses.

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

Liquidity and Capital Resources

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. In fiscal year 2023, the Company’s revenue decreased by approximately $4.7 million to approximately $6.2 million from $10.8 million in fiscal year 2022, which was mainly due to the decreased in revenue from tutorial services. As a result, the Company incurred a net loss of approximately $5.8 million in fiscal year 2023. The Company has previously funded its working capital needs primarily from the IPO proceeds, operations, bank loans, and advances from shareholders, and it intends to continue doing so in the near future.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, and support from controlling shareholders, if necessary, to ensure sufficient working capital. As of September 30, 2023 and 2022, the Company had positive working capital. On June 24, 2022, the Company completed its IPO with net proceeds of approximately $17.6 million. Deferred revenue included in current liabilities amounted to approximately $4.0 million, mainly presenting the deferred tuition payments that will be recognized as revenue in the next fiscal year when the services are provided. As of September 30, 2023, the Company had short-term loan and long-term loans in aggregate of approximately $3.2 million. The Company expects that it will be able to obtain new bank loans or renew its existing bank loans upon maturity based on past experience and the Company’s good credit history. As of December 31, 2023, the Company had cash on hand of approximately $2.6 million. Management is evaluating different strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, additional funding from current or new investors, officers and directors and debt financing. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary. The Company cannot provide assurances that it will be able to secure additional funding when needed or at all, or, if secured, that such funding would be on favorable terms. There can be no assurance that any of these future-funding efforts will be successful. If the Company is unable to obtain additional financing, it may be required to reduce the scope of its operations, including its planned product development and marketing efforts, which could materially and adversely harm its financial condition and operating results. Our ability to continue as a going concern is dependent upon our ability to obtain additional capital, for which there can be no assurance we will be able to accomplish on a timely basis, on favorable terms or at all.

Cash flows

For the years ended September 30, 2023, 2022 and 2021

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal years ended
	September 30, 2023	September 30, 2022	September 30, 2021
Net cash (used in) provided by continuing operations	$(7,942,004)	$910,251	$(801,054)
Net cash provided by discontinued operations	-	-	832,947
Net cash (used in) provided by operating activities	(7,942,004)	910,251	31,893
Net cash used in continuing investing activities	(5,724,628)	(174,074)	(91,145)
Net cash used in discontinued investing activities	-	-	(121,471)
Net cash used in investing activities	(5,724,628)	(174,074)	(212,616)
Net cash provided by continuing financing activities	246,801	18,634,264	5,682,665
Net cash (used in) discontinued financing activities	-	-	(7,686,234)
Net cash provided by (used in) financing activities	246,801	18,634,264	(2,003,569)
Effect of exchange rate changes on cash	(374,962)	(215,720)	167,061
Net (decrease) increase in cash	$(13,794,793)	$19,154,721	$(2,017,231)

Operating Activities

Net cash used in operating activities was approximately $7.9 million in fiscal year 2023. Net cash used in operating activities in fiscal year 2023 mainly consisted of a net loss $5.8 million, adjustments of approximately $2.4 million non-cash items, an increase of approximately $3.5 million in prepayments and other assets, and a decrease of approximately $1.1 million in accrued expenses and other liabilities.

Net cash provided by operating activities was approximately $0.9 million in fiscal year 2022. Net cash provided by operating activities in fiscal year 2022 mainly consisted of a net loss $2.1 million from continuing operations, adjustments of $0.3 million non-cash items, an increase of approximately $1.8 million in accrued expenses and other liabilities, a decrease of approximately $0.9 million in prepayments and other assets, an increase of approximately $0.5 million in accounts payable and a decrease of approximately $0.3 million in accounts receivable, offset by a decrease of approximately $1.4 million in deferred revenue.

Net cash provided by operating activities was approximately $32,000 in fiscal year 2021. Net cash provided by operating activities in fiscal year 2021 mainly consisted of a net income $1.3 million from continuing operations, adjustments of $0.3 million non-cash items, an increase of approximately $0.9 million in tax payables, operating cash flows of $0.8 million from discontinued operations, offset by an increase of approximately $1.5 million in prepayments and other assets, an decrease of approximately $1.1 million in deferred revenue and an increase of approximately $0.7 million in accounts receivable.

Investing Activities

Net cash used in investing activities was approximately $5.7 million in fiscal year 2023, which mainly consisted of approximately $5.4 million paid for long-term investments and approximately $0.2 million for purchase of property and equipment used in school operation.

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

Financing Activities

Net cash provided by financing activities was approximately $0.2 million in fiscal year 2023, including net proceeds from bank loans of approximately $0.3 million and net proceeds from a related party of approximately $0.2 million, offset by net payment to third parties of approximately $0.2 million.

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

Capital Expenditures

Our capital expenditures attributable to our continuing operations consist primarily of additions to property and equipment and intangible assets as a result of our business growth. Our capital expenditures amounted to approximately $0.3 million, $0.1 million and $0.09 million in fiscal years 2023, 2022 and 2021, respectively.

Contractual Obligations

We had various outstanding bank loans of approximately $3.2 million and $3.0 million as of September 30, 2023 and 2022, respectively. We have also entered into non-cancellable operating lease agreements for several offices and operating facilities. The lease terms extend through 2029.

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2023:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$1,668,356	$639,308	$560,527	$449,561	$18,960
Bank loans	3,240,954	33,717	2,316,337	890,900	-
Total	$4,909,310	$673,025	$2,876,864	$1,340,461	$18,960

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: being approximately 0.9% in 2021, 2.0% in 2022 and 0.2% in 2023.

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

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, determinations of the useful lives and valuation of long-lived assets, valuation of inventories, estimates of allowances for doubtful accounts, contract assets, commission payables, refund liabilities, revenue recognition, and valuation allowance for deferred tax assets.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective October 1, 2022.The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against account receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. For the year ended September 30, 2023 and 2022, $7,263 and $23,384 was written off against accounts receivable, respectively. Allowance for uncollectible balances amounted to $13,465 and $92,086 as of September 30, 2023 and 2022, respectively.

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

Logistic, consulting services and others

The Company provides logistic services to schools, including, but not limited to catering, and boarding revenue, etc. Boarding revenue is recognized on a straight-line basis over the period, as customers simultaneously receive and consume the benefits of the services. Catering revenue is recognized at point of sale.

The Company also provides consulting services to related-party kindergartens. According to the contracts signed with each of the three kindergartens, the Company will provide a range of educational management and consulting services, including branding, safety management, teacher training, supervision and evaluation on teachers, rating guidance services to the kindergartens during the contract period. The intended contractual benefit to the kindergartens of the management and consulting services is to enable the kindergartens’ smooth and effective operations. The promised services in the consulting service contract are combined and accounted as a single performance obligation, as the promised services are considered as a significant integrated service. The consulting services were continuously provided and the kindergartens simultaneously receive and consume the benefits of these services throughout the service period each month. The revenue is recognized over time during the service period.

Practical expedient

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

As of September 30, 2023, in order to develop non-English foreign language tutorial service for middle school students, the Company incurred a total of approximately $2.4 million (RMB17.5 million) in commission type fees and administration costs paid to agents to facilitate the related contracts with students for the tutorial service period, generally from 4 to 30 months tutorial service periods. The Company will not incur such costs if the Company does not enter into the tutorial service contracts with the students, as a result, the cost of approximately $2.4 million (RMB17.5 million) is considered as the incremental costs of obtaining contracts and shall be capitalized and amortized over the tutorial service period. For the years ended September 30, 2023, 2022 and 2021, the Company amortized the related amount of approximately $0.6 million, $1.1 million and $1.1 million into selling expense, respectively. As of September 30, 2023 and 2022, the contract assets amounted to approximately $0.4 million and $0.3 million, respectively.

Contract liability

Contract liabilities are presented as deferred revenue in the consolidated balance sheets, which represents service fee payment received from students in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of September 30, 2023 and 2022, the balance of deferred revenue amounted to approximately $4.0 million and $4.4 million, respectively. Substantially all of which will be recognized as revenue during the Company’s following fiscal year.

Refund liability

Refund liability mainly relates to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of September 30, 2023 and 2022, refund liability amounted to approximately $0.3 million and $0.2 million, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of September 30, 2023 and 2022, there are approximately $2.6 million and $2.6 million respectively of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended September 30, 2023, 2022 and 2021. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Share-Based compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee share-based awards. For employee share-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

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

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the unaudited condensed consolidated financial position, statements of operations and cash flows.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Xueyuan Weng	59	Chairman, Director, Chief Executive Officer
Yunan Huang	46	Chief Financial Officer
Xiaoyi Wang	38	Chief Operating Officer
Liming Xu	62	Director
Peilin Ji	66	Director
Yidong Hao	52	Independent Director
Robert Travers	38	Independent Director
Zhenghua Yu	49	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Xueyuan Weng has served as a director of Golden Sun Cayman since its inception in September 2018, the executive director of Golden Sun Wenzhou since October 2018, the chief executive officer of Chongwen Middle School since August 2018, the executive director of Yinuo Education Technology Co., Ltd., a technology company servicing the education sector since November 2017, the executive director of Gongyu Education since September 2017, the chairman of Golden Sun Hong Kong since June 2017, the executive director of Shanghai Golden Sun Education Technology Co., Ltd., a technology company that focuses on the development of education software and computer software, since December 2015, the chief executive officer of Ouhai Art School since March 2015, the chairman of Golden Sun Shanghai since November 2013, the supervisor of Wenzhou Kunlong Industrial Co., Ltd., a company that intends to engage in the research and development of educational device and computer software, since April 2010 and the chairman of the board of supervisors of Yangfushan Tutorial  since April 2008. Prior to joining the Company, Mr. Weng served as the chairmen of Wenzhou New Thought Education Group from September 2000 to August 2008. He served as the chairman of Wenzhou New Century School from September 1997 to August 2000. Prior to that, he worked at various local middle schools and the local government in Whenzhou from 1986 to 1997. Mr. Weng received and EMBA degree from Macau University of Science and Technology in 2009 and graduated from Wenzhou Teachers College with a major in Political Science in 1986.

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

Mr. Robert Travers has served as the Company’s director since September 28, 2020. Mr. Travers is a serial entrepreneur. He is a part-owner and consultant for various companies and clients across the US, specializing in sales, business development, product management and partnerships. Since January 2014, he served as the managing director and consultant of Lost Lighter LLC, a U.S.-based software developer. Mr. Travers received a bachelor’s degree in entrepreneurship & small business management from Quinnipiac University in 2009.

Mr. Yidong Hao has served as the Company’s director since September 2023. He has served as the financial director of Haomu (Shanghai) Energy Conservation Technology Co., Ltd., since June 2017, and served as the financial director of Shanghai Huayuan Magnetic Industry Co., Ltd. from February 2015 to June 2017. Mr. Hao graduated from Nankai University in China in 1997, majoring in accounting, and received his master’s degree in Software Engineering from Fudan University in China in 2015.

Mr. Zhenghua Yu has served as the Company’s director since August 2023. He has served as a senior audit manager at Shanghai Huajun Certified Public Accountants Co. Ltd. since October 2015. He served as a financial manager at Shanghai Hanbang Marketing and Planning Co., Ltd from November 2008 to September 2015, and at Jiangxi Chemical Fiber Co., Ltd. from July 1997 to October 2008. Mr. Yu graduated from Jiangxi University of Finance and Economics in 1997, majoring in Corporate Accounting.

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

Board of Directors

As of the date of this annual report, our board of directors consists of six directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. The Company is in the process of appointing an independent director to fill the vacancy created by the departure of one independent director who resigned on January 8, 2024.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association. We have the right to seek damages if a duty owed by any of our directors is breached.

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

B. Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the year ended September 30, 2023, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Xueyuan Weng (CEO and Executive Director)	2023	52,638	-	-	-	-	-	-	52,638
Yunan Huang (CFO)	2023	125,456	-	975,000	-	-	-	-	1,100,456
Xiaoyi Wang (COO)	2023	22,838	-	-	-	-	-	-	22,838
Liming Xu (Executive Director)	2023	26,880	-	-	-	-	-	-	26,880

Compensation of Independent Directors

For the fiscal year 2023, we compensated our independent directors an aggregate of $142,560 in cash for their services.

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

Audit Committee. Our audit committee consists of Yidong Hao and Zhenghua Yu. Yidong Hao is the chairperson of our audit committee. The Company is in the process of appointing another independent director to fill one vacancy on the committee created by the departure of an independent director who resigned on January 8, 2024. We have determined that Yidong Hao, Yidong Hao and Zhenghua Yu satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Yidong Hao qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Yidong Hao and Zhenghua Yu. The Company is in the process of appointing another independent director to fill one vacancy on the committee created by the departure of an independent director who resigned on January 8, 2024. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Zhenghua Yu, Yidong Hao, and Robert Travers. Zhenghua Yu is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 15,055,491 Class A ordinary shares and 4,030,000 Class B ordinary shares outstanding as of the date of this annual report.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership*	Percentage of Aggregate Voting Power**
	Number	Number	%	%
Directors and Executive Officers(1):
Xueyuan Weng, CEO	0	4,030,000	21.16%	57.24%
Yunan Huang, CFO	390,000	0	2.04%	1.11%
Xiaoyi Wang	20,000	0	0.10%	0.06%
Liming Xu(3)	650,000	0	3.41%	1.85%
Peilin Ji(2)	2,080,000	0	10.90%	5.91%
Yidong Hao	0	0	0	0
Robert Travers	0	0	0	0
Zhenghua Yu	0	0	0	0
All directors and executive officers as a group (nine individuals):	3,140,000	4,030,000	37.61%	66.17%

5% Shareholders:
Xueyuan Weng, CEO No.8, Gaotian Road, Hongdian Street, Lucheng District, Wenzhou City, Zhejiang Province, China	0	4,030,000	21.16%	57.24%
Well Joy International Investment Limited(2) Room 101, No. 41, Shiguangsan Village, Yangpu District, Shanghai, China	2,080,000	0	10.90%	5.91%

*	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A ordinary shares and Class B ordinary shares as a single class.

**	Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to five votes per share, and while on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders.

(1)	Unless otherwise indicated, the business address of each of the individuals is 8th Floor, Administration Building, 390 East Tiyuhui road, Hongkou District,China

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

See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

Mr. Xueyuan Weng is the Company’s CEO, director and principal shareholder. Our transactions with him are summarized as follow:

	For the years ended September 30,
	2023	2022	2021
Accounts receivable-related parties(1)::
Kindergartens owned by Mr. Weng	$15,077	$54,825	$-
Amounts due from related party(2):
Due from Mr. Xueyuan Weng (the Company’s CEO, director and principal shareholder)	$-	$100,122	$-

Amounts due to related party(3):
Due to Mr. Xueyuan Weng (the Company’s CEO, director and principal shareholder)	$63,689	$-	$672,560

Revenue earned from related party(4)
Logistic, consulting services and others revenue	$310,465	$710,620	$365,042

(1)	Accounts receivable from related parties amounted to $15,077 as of September 30, 2023, which have been fully collected subsequently.

(2)

As of September 30, 2022, the balance of the amounts represented the funds advanced to the CEO of the Company for his immediate business and travel advance purpose. The amount was fully collected subsequently.

(3)	As of September 30, 2023, the balance of the amounts due to related party represent non-interesting bearing and unsecured borrowing from related party for working capital purpose. The balance is not required to be repaid within twelve months.

(4)	For the years ended September 30, 2023, 2022 and 2021, the Company provided certain logistic and consulting services to certain kindergartens owned by Mr. Weng and earned revenue of $$310,465, $710,620 and $365,042, respectively. From September 30, 2023 to the date of the annual report, the Company earned revenue of $39,305 from the above service. As the date of this annual report, the Company has accounts receivable of $15,077 from the above service.

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

Guarantee provided by related parties

Several related parties of the Company guaranteed the repayment of the Company’s short-term and long-term loans as of September 30, 2023.

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

B. Memorandum and Articles of Association

Our third amended and restated memorandum and articles of association, which was adopted by special resolution on September 26, 2023, are filed as Exhibit 1.1 to this annual report.

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

Currently, as resident enterprises in the PRC, Golden Sun Shanghai, as well as Golden Sun Wenzhou and its subsidiaries in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Golden Sun Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the fiscal years ended September 30, 2023, 2022, and 2021.

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

The discussion set forth below is addressed only to U.S. Holders that purchase Class A ordinary shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A ordinary shares.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. It is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules are subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and term deposits. As of September 30, 2023 and 2022, $3,431,979 and $2,155,389, respectively, in cash deposits, was held at major financial institutions in mainland PRC, respectively. Per mainland PRC regulations, the maximum insured bank deposit amount RMB500,000 for each financial institution. As of September 30, 2023 and 2022, cash of $3,112,082 and $18,181,099, respectively, was held at major financial institutions in Hong Kong, PRC. The bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to Hong Kong Dollar 500,000. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.2%, 2.0%, and 0.9% in 2023, 2022, and 2021, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

The proceeds raised from the initial public offering were $18,275,182 after deducting underwriting discounts and the offering expenses payable by us. As of the date of this annual report, we had used $nil, $nil, $nil, $nil, and $16.9 million from the net proceeds for (i) acquisitions of tutorial centers for non-English foreign language for Gaokao, as well as overseas schools and tutorial centers; (ii) research and development of the courses related to non-English foreign language for Gaokao, and the expansion of the operating center for non-English foreign language for Gaokao; (iii) acquisitions of tutorial centers for language training; (iv) the recruitment and retention of teachers and management personnel; and (v) working capital and other general corporate purposes, respectively. The remaining $1.4 million is deposited in a bank in Hongkong, China, as a term deposit. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-255891).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of September 30, 2023, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act. There are inherent limitations to the effectiveness of any disclosure controls and procedure systems, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of September 30, 2023, and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures were completed, failed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of September 30, 2023.

In the course of preparing our consolidated financial statements for the year ended September 30, 2023, we identified the following material weaknesses: 1) we lack sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues, and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, (2) we lack formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements, and (3) for certain related party transactions, we do not have an audit committee process for review, approval, or related documentation in place.

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

However, we cannot assure you that we will remediate our control deficiencies in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors— During the course of the audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ordinary shares may be adversely impacted.” Additionally, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses in our internal control over financial reporting.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Yidong Hao qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Pengmun Foo satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

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

	For the Fiscal Years Ended September 30,
	2023	2022	2021
Audit fees(1)	$285,000	$280,000	$350,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$285,000	$280,000	$350,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in fiscal year 2023.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The Audit Committee has adopted a policy requiring that all audit services to be performed by Assentsure, our independent registered public accounting firm.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Form 6-K filed with the SEC on November 27, 2023. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Golden Sun Health Technology Group Limited, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Third Amended and Restated Memorandum and Articles of Association
2.1	Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333- 255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
2.2	Form of Underwriter’s Warrants (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333- 255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333- 255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.3	English Translation of Exclusive Education and Consulting Services Agreement between Golden Sun Wenzhou and Ouhai Art School dated March 1, 2019 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.4	English Translation of Powers of Attorney granted by shareholders of Ouhai Art School (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.5	English Translation of the Business Operations Agreement among Golden Sun Wenzhou, Ouhai Art School, and shareholders of Ouhai Art School dated March 1, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.6	English Translation of Pledge Guarantee Agreement for Accounts Receivables between Golden Sun Wenzhou and Ouhai Art School dated March 1, 2020 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.7	English Translation of the Exclusive Option Agreement among Golden Sun Wenzhou, Ouhai Art School, and shareholders of Ouhai Art School dated March 1, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.8	English Translation of the Spousal Consent granted by the spouse of each individual shareholder of Ouhai Art School (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.9	English translation of Entrustment Agreement and Amendment to the Entrustment Agreement between Chongwen Middle School and Golden Sun Shanghai (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)

4.10	English translation of Agreement on Concerted Action (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.11	English translation of Cooperative Education Agreement between Central Radio & Television Secondary Specialized School and Yangfushan Tutorial (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.12	English translation of Purchase Agreement of Yangfushan Tutorial between Xueyuan Weng and the Company (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.13	English translation of Letter of Commitment signed by Mr. Xueyuan Weng dated January 28, 2021 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.14	English translation of Agreement of Sale of Shares of Golden Sun Shanghai dated September 30, 2021 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.15	English translation of Agreement to Terminate the VIE Agreements dated September 30, 2021 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.16*	English translation of Equity Transfer Agreement between Sun Linmin and Wenzhou Lilong Logistics Service Co., Ltd, dated January 18, 2023, regarding the acquisition of an 18% of equity interest in Zhejiang Kangyuan Medical Technology Co., Ltd.
4.17*	English translation of Equity Transfer Agreement between Ye Linhui and Wenzhou Lilong Logistics Service Co., Ltd, dated February 24, 2023, regarding the acquisition of a 10% equity interest in Zhejiang Fuyouyuan Health Technology Co., Ltd.
4.18*

English translation of Equity Transfer Agreement between Shanghai Xianjin Technology Development Co., Ltd. and Shanghai Daizong Business Consulting Co., Ltd., dated May 10, 2023, regarding the acquisition of a 19% equity interest in Shanghai Daizong Business Consulting Co., Ltd.

4.19*	English translation of Share Purchase Agreement regarding the between Wenzhou Lilong Logistics Service Co., Ltd and two individual shareholders, dated April 10, 2023, and a supplemental agreement, dated September 20, 2023, regarding the acquisition of an approximate 3.4% equity interest of Kaiye (Wenzhou) Water Project Development Co., Ltd
4.20*	English translation of a loan agreement, dated January 16, 2023, with Zhejiang Wenzhou Longwan Rural Commercial Bank, to obtain a loan of RMB4,900,000 for a term from January 17, 2023 to January 16, 2026 at a fixed rate of 4.56% per annum
4.21*	English translation of a loan agreement, dated February 15, 2023, with Wenzhou Minshang Bank to obtain a loan of RMB8,500,000 for a term from February 15, 2023 to February 15, 2028 at a fixed annual interest rate of 7.5%
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Pacgate Law Firm
97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Golden Sun Health Technology Group Limited

	By:	/s/ Xueyuan Weng
Xueyuan Weng
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: February 7, 2024

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Golden Sun Health Technology Group Ltd

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Golden Sun Health Technology Group Ltd and its subsidiaries (formerly known as Golden Sun Education Group Limited, collectively, the “Company”) as of September 30, 2023, and the related consolidated statement of operations and comprehensive (loss) income, changes in shareholders’ equity (deficit), and cash flows for the one year in the period ended September 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations, has a significant accumulated deficits and continues to experience negative cash flows from operations. These factors raise substantial doubts about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases and the manner in which it accounts for credit losses on financial instruments in fiscal year 2023.

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

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2023.

Singapore

February 07, 2024

PCAOB ID No. 6783

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Golden Sun Health Technology Group Limited (formerly known as Golden Sun Education Group Limited)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Golden Sun Health Technology Group Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2022, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity (deficit), and cash flows for the year ended September 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs LLP

New York, New York

We have served as the Company’s auditor since 2022 through 2023.

February 14, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Golden Sun Health Technology Group Limited (formerly known as Golden Sun Education Group Limited)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive (loss) income of Golden Sun Health Technology Group Limited and its subsidiaries (collectively, the “Company”), changes in shareholders’ equity (deficit), and cash flows for the year ended September 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

February 11, 2022

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash	$6,552,708	$20,347,501
Accounts receivable, net	39,331	257,617
Accounts receivable - related parties	15,077	54,825
Contract assets	423,532	333,314
Inventories	153,851	-
Prepayments and other current assets	4,869,347	1,022,309
Due from a related party	-	100,122
TOTAL CURRENT ASSETS	12,053,846	22,115,688

NON-CURRENT ASSETS:
Property and equipment, net	314,652	344,028
Long-term investments	5,247,866	-
Operating lease right-of-use assets, net	1,358,342	-
Prepayments and other non-current assets	473,387	978,870
TOTAL NON-CURRENT ASSETS	$7,394,247	$1,322,898
TOTAL ASSETS	$19,448,093	$23,438,586

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$33,717	$-
Long-term bank loans - current portion	-	933,436
Accounts payable	974,314	665,397
Deferred revenue	3,988,699	4,435,393
Accrued expenses and other liabilities	1,041,832	2,156,251
Refund liabilities	333,030	237,691
Loan from third parties	15,064	295,213
Operating lease liabilities-current	551,384	-
Taxes payable	3,877,710	3,845,303
TOTAL CURRENT LIABILITIES	10,815,750	12,568,684

NON-CURRENT LIABILITIES:
Operating lease liabilities-non-current	882,617	-
Long-term bank loans - non-current portion	3,207,237	2,094,610
Due to a related party	63,689	-
Long-term loan from third party	102,535	42,173
TOTAL NON-CURRENT LIABILITIES	4,256,078	2,136,783
TOTAL LIABILITIES	15,071,828	14,705,467

COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary shares, 100,000,000 shares authorized, consisting of 90,000,000 Class A ordinary shares of $0.0005 par value per share and 10,000,000 Class B ordinary shares of $0.0005 par value per share, 15,055,491 and 14,325,491 Class A ordinary shares issued and outstanding at September 30, 2023 and 2022, respectively; 4,030,000 Class B ordinary shares issued and outstanding at both September 30, 2023 and 2022.
Class A ordinary shares	7,528	7,163
Class B ordinary shares	2,015	2,015
Additional paid in capital	19,468,026	17,643,391
Statutory reserves	1,007,027	964,363
Accumulated deficit	(14,835,585)	(9,006,610)
Accumulated other comprehensive loss	(1,221,021)	(817,948)
TOTAL SHAREHOLDERS’ EQUITY	4,427,990	8,792,374
Non-controlling interests	(51,725)	(59,255)
TOTAL EQUITY	4,376,265	8,733,119

TOTAL LIABILITIES AND EQUITY	$19,448,093	$23,438,586

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended September 30,
	2023	2022	2021

Revenues - third parties	$5,845,128	$10,104,036	$14,661,949
Revenues - related parties	310,465	710,620	365,042
Total revenues	6,155,593	10,814,656	15,026,991
Cost of revenues	4,363,124	6,003,258	6,210,672
Gross profit	1,792,469	4,811,398	8,816,319

Operating expenses:
Selling expenses	1,102,019	1,634,155	2,208,296
General and administrative expenses	6,828,120	4,717,664	4,656,256
Total operating expenses	7,930,139	6,351,819	6,864,552
(Loss) income from operations	(6,137,670)	(1,540,421)	1,951,767

Other income (expense):
Interest expense, net	(331,692)	(213,894)	(212,023)
Loss from long-term investment	(18,866)	-	-
Other income (expense), net	845,012	(9,505)	226,474
Total other income (expense), net	494,454	(223,399)	14,451

(Loss) income before income taxes	(5,643,216)	(1,763,820)	1,966,218

Income taxes provision	136,838	354,529	659,858

Net (loss) income from continuing operating	(5,780,054)	(2,118,349)	1,306,360
Net income from discontinued operations	-	-	855,040
Net (loss) income	(5,780,054)	(2,118,349)	2,161,400

Less: net income attributable to non-controlling interests	6,257	20,971	182,847
Net (loss) income attributable to the company	(5,786,311)	(2,139,320)	1,978,553

Other comprehensive (loss) income
Foreign currency translation adjustments	(401,800)	865,026	(408,825)
Comprehensive (loss) income	(6,181,854)	(1,253,323)	1,752,575
Less: comprehensive income attributable to non-controlling interests	7,530	27,294	170,558
Comprehensive (loss) income attributable to the company	$(6,189,384)	$(1,280,617)	$1,582,017

(Loss) earnings per share - Basic and diluted
Continuing operations	$(0.31)	$(0.15)	$0.09
Discontinued operations	$-	$-	$0.07

Weighted average number of shares outstanding
Basic and diluted	18,801,491	14,433,156	13,000,000

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

	Class A Ordinary shares		Class B Ordinary shares		Additional paid in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total shareholders’ equity
	Shares	Amount	Shares	Amount	capital	Reserves	deficit	loss	interests	(deficit)
Balance as of September 30, 2020	8,970,000	$4,485	4,030,000	$2,015	$1,649,867	$1,031,167	$(8,522,575)	$(1,280,115)	$(257,107)	$(7,372,263)
Deemed distribution to shareholders	-	-	-	-	(1,630,722)	(390,072)	-	-	-	(2,020,794)
Net income	-	-	-	-	-	-	1,978,553	-	182,847	2,161,400
Statutory reserve	-	-	-	-	-	216,275	(216,275)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(396,536)	(12,289)	(408,825)
Balance as of September 30, 2021	8,970,000	$4,485	4,030,000	$2,015	$19,145	$857,370	$(6,760,297)	$(1,676,651)	$(86,549)	$(7,640,482)
Shares issued in initial public offering	5,060,000	2,530	-	-	17,624,394	-	-	-	-	17,626,924
Shares issued for exercise of underwriter’s warrants	295,491	148	-	-	(148)	-	-	-	-	-
Net loss	-	-	-	-	-	-	(2,139,320)	-	20,971	(2,118,349)
Statutory reserve	-	-	-	-	-	106,993	(106,993)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	858,703	6,323	865,026
Balance as of September 30, 2022	14,325,491	$7,163	4,030,000	$2,015	$17,643,391	$964,363	$(9,006,610)	$(817,948)	$(59,255)	$8,733,119
Share base compensation	730,000	365	-	-	1,824,635	-	-	-	-	1,825,000
Net income (loss)	-	-	-	-	-	-	(5,786,311)	-	6,257	(5,780,054)
Statutory reserve	-	-	-	-	-	42,664	(42,664)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(403,073)	1,273	(401,800)
Balance as of September 30, 2023	15,055,491	$7,528	4,030,000	$2,015	$19,468,026	$1,007,027	$(14,835,585)	$(1,221,021)	$(51,725)	$4,376,265

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2023	2022	2021
Cash flows from operating activities:
Net (loss) income	$(5,780,054)	$(2,118,349)	$2,161,400
Less: net income from discontinued operations	-	-	(855,040)
Net (loss) income from continuing operations	(5,780,054)	(2,118,349)	1,306,360
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	153,405	169,808	143,562
Loss on disposition of property and equipment	117,043	-	-
Loss from long-term investment	18,866	-	-
Share based compensations	1,825,000	-	-
Bad debt provisions	(61,303)	171,716	87,499
Amortization of operating lease right-of-use assets	322,842	-	-
Deferred tax provision	-	-	21,630
Changes in operating assets and liabilities:
Accounts receivable	288,661	295,847	(721,355)
Accounts receivable-related parties	39,698	(59,513)	-
Prepayments and other assets	(3,490,191)	885,417	(1,525,710)
Contract assets	(101,946)	300,923	(498,358)
Accounts payable	336,763	514,569	158,112
Accrued expenses and other liabilities	(1,096,865)	1,759,627	351,024
Deferred revenue	(347,986)	(1,425,561)	(1,100,273)
Refund liabilities	104,770	(85,397)	87,635
Inventories	(159,145)	-	-
Operating lease liabilities	(244,579)	-	-
Taxes payable	133,017	501,164	888,820
Net cash (used in) provided by operating activities from continuing operations	(7,942,004)	910,251	(801,054)
Net cash provided by operating activities from discontinued operations	-	-	832,947
Net cash (used in) provided by operating activities	(7,942,004)	910,251	31,893

Cash flows from investing activities:
Long-term investments	(5,447,308)	-	-
Purchase of property and equipment	(248,964)	(174,074)	(91,145)
Prepayment for intangible assets	(28,356)	-	-
Net cash used in investing activities from continuing operations	(5,724,628)	(174,074)	(91,145)
Net cash used in investing activities from discontinued operations	-	-	(121,471)
Net cash used in investing activities	(5,724,628)	(174,074)	(212,616)

Cash flows from financing activities:
Proceeds from initial public offering	-	18,275,182	-
Proceeds from short-term bank loans	247,544	228,896	2,596,206
Repayment of short-term bank loans	(212,666)	(976,622)	(2,073,892)
Proceeds from long-term bank loans	7,570,924	2,343,893	-
Repayment of long-term bank loans	(7,307,218)	(375,389)	(76,811)
Proceeds (repayment to) from related parties	166,838	(771,089)	5,170,734
Proceeds (repayment to) from third party loans	(218,621)	61,039	307,243
Payment of issuance costs	-	(151,646)	(240,815)
Net cash provided by financing activities from continuing operations	246,801	18,634,264	5,682,665
Net cash used in financing activities from discontinued operations	-	-	(7,686,234)
Net cash provided by (used in) financing activities	246,801	18,634,264	(2,003,569)

Effect of exchange rates changes on cash	(374,962)	(215,720)	167,061
Net (decrease) increase in cash	(13,794,793)	19,154,721	(2,017,231)
Cash, beginning of year	20,347,501	1,192,780	3,210,011
Cash, end of year	$6,552,708	$20,347,501	$1,192,780

Supplemental cash flow disclosures:
Cash paid for income tax	$2,563	$147	$10,441
Cash paid for interest	$352,842	$215,617	$139,279

Non-cash operating, investing and financing activities
Reclassification of deferred issuance costs	$-	$496,612	$-
Operating lease right of use assets obtained in exchange for operating lease obligations	$1,727,924	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Golden Sun Health Technology Group Limited (“Golden Sun”), formerly known as Golden Sun Education Group Limited, is a holding company that was incorporated under the laws of Cayman Islands on September 20, 2018. Golden Sun, through its PRC subsidiaries (collectively, “the Company”), is primarily engaged in the provision of education and management services in People’s Republic of China (“China” or “PRC”). The Company offers foreign language tutorial services and other education training management services. Beginning in 2023, the Company planned to expand into the wellness industry and established the following subsidiaries: (a) Shanghai Fuyouyuan Health Technology Co., Ltd,, which was incorporated on March 7, 2023, and the Company effectively controls 52% of its equity interest, with the remaining equity interest controlled by Mr. Liming Xu, who is a director of the Company and a relative of Mr. Xueyuan Weng, the CEO and controlling shareholder of the Company, (b) CF (HK) HEALTH TECHNOLOGY LIMITED, which was incorporated on April 3, 2023 and is 100% owned by the Company, and (c) Shanghai Jinheyu Biotechnology Co., Ltd, which was incorporated on August 15, 2023, and the Company owns 51% of its equity interest, with the remaining 49% equity interest owned by two independent shareholders. For the year ended September 30, 2023, these new subsidiaries did not generate any revenue.

On September 26, 2023, the shareholders of the Company adopted the resolution to change the Company’s name to “Golden Sun Health Technology Group Limited”.

As of September 30, 2023, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities

Hong Kong Jintaiyang International Education Holding Group Limited (“Golden Sun Hong Kong”)	June 23, 2017	Hong Kong, PRC	100%	Investment Holding
CF (HK) HEALTH TECHNOLOGY LIMITED (“CF (HK)”)	April 3, 2023	Hong Kong, PRC	100%	Investment Holding
Zhejiang Golden Sun Education Technology Group Co., Ltd. (“Golden Sun Wenzhou” or “WFOE”)	October 24, 2018	PRC	100%	Education and management service
Wenzhou City Ouhai District Yangfushan Culture Tutorial School (“Yangfushan Tutorial”)	May 5, 2008	PRC	100%	Tutorial service
Shanghai Golden Sun Gongyu Education Technology Co., Ltd. (“Gongyu Education”)	September 15, 2017	PRC	100%	Education and management service
Xianjin Technology Development Co., Ltd. (“Xianjin Technology”)	February 20, 2012	PRC	85%	Education service
Shanghai Zhouzhi Culture Development Co., Ltd (“Zhouzhi Culture”)	December 11, 2012	PRC	100%	Tutorial service
Hangzhou Jicai Tutorial School Co., Ltd (“Hangzhou Jicai”)	April 10, 2017	PRC	100%	Tutorial service
Shanghai Yangpu District Jicai Tutorial School (“Shanghai Jicai”) *	March 13, 2001	PRC	100%	Tutorial service
Shanghai Hongkou Practical Foreign Language School (“Hongkou Tutorial”)	February 6, 2004	PRC	80%	Tutorial service
Wenzhou Lilong Logistics Services Co., Ltd. (“Lilong Logistics”)	December 17, 2019	PRC	100%	Education logistics and accommodation service
Shanghai Qinshang Education Technology Co., Ltd (“Qinshang Education”)	December 12, 2019	PRC	100%	Educational training service
Shanghai Fuyouyuan Health Technology Co., Ltd, (“Fuyouyuan”)	March 7, 2023	PRC	52%	Health business
Shanghai Jinheyu Biotechnology Co., Ltd. (“Shanghai Jinheyu”)	August 15, 2023	PRC	51%	Health business

*	Due to the fact that Shanghai Jicai had no business activities, the Board of Directors approved to close Shanghai Jicai on September 7, 2023. This closure did not represent a strategic shift and had no significant effect on the Company’s operations and financial results; therefore, no discontinued operations were presented.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

As described below, the Company, through a series of transactions which were accounted for as a reorganization of entities under a common control (the “Reorganization”), became the ultimate parent of its subsidiaries. The Company’s CEO, Mr. Xueyuan Wen, who is also the Chairman of the Board of Directors of the Company, is the ultimate controlling shareholder of the Company.

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

On September 1, 2021, the revised Implementing Regulation became effective. The revised Implementing Regulation prohibits private schools that provide compulsory education to be controlled by means of agreements or to enter into any transactions with any related parties. In order to become compliant with the revised Implementing Regulation, in September 2021, the Company divested its operations of the private schools controlled through contractual arrangements. As of September 30, 2021, neither the Company nor any of its subsidiaries controlled or received economic benefits from any private schools that provided compulsory education.

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

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of September 30, 2023 and 2022, non-controlling interests represented non-controlling shareholders’ proportionate share of the equity interests in Hongkou School, Xianjin Technology, Fuyouyuan and Shanghai Jinheyu.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. Furthermore, when testing assets for impairment in future periods, if management uses different assumptions or if different conditions occur, impairment charges may result. Significant estimates required to be made by management include, but are not limited to, determinations of the useful lives and valuation of long-lived assets, valuation of inventories, estimates of allowances for doubtful accounts, contract assets, commission payables, refund liabilities, revenue recognition, and valuation allowance for deferred tax assets.

Cash

Cash comprises cash at banks and on hand, which is unrestricted as to withdrawal and use.

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

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivable, net

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective October 1, 2022.The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of September 30, 2023, accounts receivable aging within 3 months amounted to $14,145, aging between 4 months to 6 months amounted to $11,239, aging between 7 months to 12 months amounted to $nil, aging over one year amounted to $27,412. For the year ended September 30, 2023 and 2022, $7,263 and $23,384 was written off against accounts receivables, respectively. Allowance for uncollectible balances amounted to $13,465 and $92,086 as of September 30, 2023 and 2022, respectively.

Inventories

The Company values its inventories at the lower of cost, determined on a first-in first out basis, or net realizable value. The Company reviews its inventories periodically to determine if any markdown is necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value. As of September 30, 2023 and 2022, inventories consisted of the following:

	September 30, 2023	September 30, 2022
Raw materials	$153,851	$-
Inventories	$153,851	$-

Prepayment and other assets

Prepayment and other assets primarily consist of prepaid rents, prepaid service fee, advances to vendors for purchasing goods or services that have not been received or provided, loans to third-parties, security deposits made to customers, advances to employees, and prepayment for acquisition. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Other receivables are written off against the allowances only after exhaustive collection efforts. For the year ended September 30, 2023 and 2022, $10,378 and $48,373 was written off against other receivables, respectively. No allowance for doubtful accounts was recorded as of September 30, 2023 and 2022, respectively.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment, net

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

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended September 30, 2023, 2022 and 2021, respectively.

Long-term investments

Long-term investments are primarily consisted of equity investments in privately held entities accounted for using the measurement alternative and equity investments accounted for using the equity method. On October 1,2022, the Company adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. According to the guidance, the Company started to record equity investments at fair value, with gains and losses recorded through net earnings. And the Company elected to measure certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes and assess for impairment quarterly.

Equity investments without readily determinable fair values

After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments accounted for using the equity method

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

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

Logistic, consulting services and others

The Company provides services to schools, including but not limited to catering and logistic service. Logistic revenue is recognized on a straight-line basis over the period, as customers simultaneously receive and consume the benefits of the services. Catering revenue is recognized at point of sale.

The Company also provides consulting services to related-party kindergartens. According to the contracts signed with each of the three kindergartens, the Company provides a range of educational management and consulting services, including branding, safety management, teacher training, supervision and evaluation on teachers, rating guidance services, to the kindergartens during the contract periods. The intended contractual benefit to the kindergartens of the management and consulting services is to enable the kindergartens’ smooth and effective operations. The promised services in each of the consulting service contracts are combined and accounted as a single performance obligation, as the promised services are considered as a significant integrated service. The consulting services are continuously provided and the kindergartens simultaneously receive and consume the benefits of these services throughout the service period each month. The revenue is recognized over time during the service period.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Practical expedient

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

Disaggregation of revenue

Revenues from tutorial service and logistic and consulting services are recognized over time, based on a straight-line basis as the Company’s customers including students and schools as well as kindergartens simultaneously receive the Company’s services throughout the service periods. Revenues attributable to canteen foods and most educational materials are recognized at point in time when control of the promised goods are transferred to the customers. As the Company’s long-lived assets are all located in Yangtze River Delta, which is a triangle-shaped megalopolis comprising areas of Shanghai, southern Jiangsu province and northern Zhejiang province and substantially all of the Company’s revenues are derived from this area, no geographical disaggregation is presented. For the years ended September 30, 2023, 2022 and 2021, the disaggregation of revenue by major revenue stream and time of the revenue recognition is as follows:

	For the years ended September 30,
	2023	2022	2021
Category of Revenue:
Tutorial service revenue	$5,446,169	$9,279,210	$13,518,061
Logistic and consulting services and others	709,424	1,535,446	1,508,930
Total	$6,155,593	$10,814,656	$15,026,991

Timing of Revenue Recognition:
Services transferred over time	$5,802,614	$10,156,547	$13,883,717
Goods transferred at a point in time	352,979	658,109	1,143,274
	$6,155,593	$10,814,656	$15,026,991

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

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

As of September 30, 2023, in order to develop non-English foreign language tutorial service for middle school students, the Company incurred total of approximately $2.4 million (RMB17.5 million) commission type fee and administration costs paid to agents to facilitate the related contracts with students for the tutorial service period, generally from 4 to 30 months tutorial service periods. The Company will not incur such costs if the Company does not enter into the tutorial service contracts with the students, as a result, the cost of approximately $2.4 million (RMB17.5 million) is considered as the incremental costs of obtaining contracts and shall be capitalized and amortize over tutorial service period. For the years ended September 30, 2023, 2022 and 2021, the Company amortized related amount of $639,680, $1,141,544 and $1,097,346 into selling expense, respectively. As of September 30, 2023 and 2022, the contract assets amounted to $423,532 and $333,314, respectively.

Contract liability

Contract liabilities are presented as deferred revenue in the consolidated balance sheets, which represents service fee payment received from students in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of September 30, 2023 and 2022, the balance of deferred revenue amounted to $3,988,699 and $4,435,393, respectively. Substantially all of which will be recognized as revenue during the Company’s following fiscal year.

Refund liability

Refund liability mainly relates to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the courses. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of September 30, 2023 and 2022, refund liability amounted to $333,030 and $237,691, respectively.

Cost of revenues

Cost of revenues mainly consists of renumeration to instructors and tutors, rental expenses for office space and learning centers, canteen foods and teaching materials used in the provision of educational services.

Government subsidies

Government subsidies are recognized when there is reasonable assurance that the Company will comply with the conditions attach thereto and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive income when the grant becomes receivable. For the years ended September 30, 2023, 2022 and 2021, government subsidies income amounted to $853,444, $nil and $nil, respectively, and was included in other income of the consolidated statements of (loss) income and comprehensive (loss) income.

Advertising expenditures

Advertising expenditures are expensed as incurred for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended September 30, 2023, 2022 and 2021, the advertising expenses amounted to $211,769, $276,767 and $247,952, respectively.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating leases

The Company adopted Topic 842 on October 1, 2022 using the modified retrospective transition approach. The Company has operating lease contracts for office space. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company.

For leases with lease term less than one year (short-term leases), the Company records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of September 30, 2023 and 2022, there are $2,639,258 and $2,573,830 respectively of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended September 30, 2023, 2022 and 2021. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits

Full-time employees of the Company in the PRC participate in a government-mandated employer contribution social insurance plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to eligible full-time employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The contributions to the plan are expensed as incurred. Obligations for contributions to employer contribution social insurance plans are recognized as employee benefit expenses in the period during which services are rendered by employees.

(Loss) earnings per Share

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

Share-based compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee and non-employee share-based awards. For employee share-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2023	September 30, 2022	September 30, 2021
Balance sheet items, except for equity accounts	US$1=RMB7.2960	US$1=RMB 7.1135	US$1=RMB 6.4580
Items in the statements of income and cash flows	US$1=RMB7.0533	US$1=RMB 6.5332	US$1=RMB 6.5095

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net (loss) income. Other comprehensive (loss) income consists of foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

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

A new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, or travel restrictions has been imposed to date upon different provinces or cities in China by the relevant local government authorities. The Company temporarily closed Shanghai office and the related tutorial centers and suspended offline marketing activities starting from April 1, 2022 to June 1, 2022. During the fiscal year ended September 30, 2022, the COVID-19 pandemic had a material negative impact on the Company’s financial positions and operating results. For the year ended September 30, 2022, the Company’s tutorial service revenue decreased by $4,238,851 as compared to the year ended September 30, 2021 and the Company incurred net loss of $2,118,349 for the year ended September 30, 2022. On December 7, 2022, China announced 10 new rules that constitute a relaxation of almost all of its stringent COVID-19 pandemic control measures. Shortly after their announcement, additional mobility restrictions issued by local governments were also scrapped. While such measures effectively reopened business within China, COVID-19 infection rate reached peak in December 2022. The COVID-19 had a material negative impact on the Company’s recruitment and class hours, which in turn affected revenue. Revenue decreased by $4,659,063 in the fiscal year ended September 30, 2023 as compared to the fiscal year ended September 30, 2022 and net loss increased by $3,661,705 in the fiscal year ended September 30, 2023 as compared to the fiscal year ended September 30, 2022.

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

Concentrations of risks

(a) Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of September 30, 2023 and 2022, the aggregate amount of cash of $3,431,979 and $2,155,389, respectively, was held at major financial institutions in mainland PRC, where there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of September 30, 2023 and 2022, cash of $3,112,082 and $18,181,099, respectively, was held at major financial institutions in Hong Kong, PRC. The bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to HKD500,000. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of risks (continued)

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

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

For the fiscal year ended September 30, 2023, the Company’s revenue decreased by $4,659,063 to $6,155,593 from $10,814,656 for the fiscal year ended September 30, 2022, which was mainly due to the decrease in revenue from tutorial services. As a result, the Company incurred a net loss of $5,780,054 and net cash used in operating activities of $7,942,004 for the fiscal year ended September 30, 2023. As of September 30, 2023, the Company has an accumulated deficit of $14,835,585. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Company has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital. As of September 30, 2023, the Company had cash on hand of $6,552,708 and working capital of $1,238,096. Deferred revenue included in current liabilities amounted to $3,988,699, mainly presenting the deferred tuition payments that will be recognized as revenue in the next fiscal year when the services are provided. As of September 30, 2023, the Company had short-term loan and long-term loans of $33,717 and $3,207,237, respectively. The Company expects that it would be able to obtain new bank loans or renew its existing bank loans upon maturity based on past experience and the Company’s good credit history. As of January 31, 2024, the Company had cash on hand of approximately $1.9 million. Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include: (1) working to improve our liquidity and capital sources mainly through cash flow from its operations, renewal of bank borrowings, equity or debt offering and borrowing from related parties, and (2) implementing a strategic transition to expand into the wellness industry in China. In order to fully implement our business plan and recover from continuing losses, we may also seek equity financing from outside investors. At the present time, however, we do not have commitments of funds from any potential investors. There can be no assurance that additional financing, if required, would be available on favorable terms or at all and/or that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary. Based on the above analysis, management believes the company can continue as a going concern, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	September 30, 2023	September 30, 2022
Accounts receivable	$52,796	$349,703
Less: allowance for credit losses	(13,465)	(92,086)
Accounts receivable, net	$39,331	$257,617

Allowance for credit losses movement:

	September 30, 2023	September 30, 2022
Beginning balance	$92,086	$-
(Recovery) provision	(71,681)	123,343
Written off	(7,263)	(23,384)
Foreign exchange translation effect	323	(7,873)
Ending balance	$13,465	$92,086

Note 5 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other assets, net consisted of the following:

	September 30, 2023	September 30, 2022

Prepaid rents (a)	$191,339	$75,074
Prepaid service fee (b)	597,410	590,363
Loans to third parties (c)	238,134	780,934
Advances to vendors (d)	378,152	140,578
Advance to employees (e)	5,491	35,471
Security deposits	202,155	323,419
Prepayment for acquisition(f)	3,602,000	-
Prepaid board compensation	16,667	-
Others (g)	111,386	55,340
Prepayment and other assets, net	$5,342,734	$2,001,179
Including:
Prepayment and other current assets, net	$4,869,347	$1,022,309
Prepayments and other non-current assets, net	$473,387	$978,870

(a)	Prepaid rents represent the prepayment of rent related to leases expiring within 12 months.

(b)	The prepaid expenses of $473,387 were classified as non-current assets, which mainly represents the prepayment for teaching platform software technical service provided by third party service providers that will be amortized over one to three years.

(c)	Loan to third parties represent the balance lend to various third parties for their working capital needs at rate of 5% per annum.

(d)	Advances to vendors primarily included prepayment for leasehold improvement and abroad-study programs.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — PREPAYMENTS AND OTHER ASSETS, NET (continued)

(e)	Advance to employees was provided to staff for travelling and business-related use and are expensed as incurred.

(f)	On April 10, 2023, the Company signed a Share Purchase Agreement (“SPA”) to purchase 100% equity interest of Kaiye (Wenzhou) Water Project Development Co., Ltd (“Kaiye”) from a third party and Ms. Zhao Dongfang, a shareholder of the Company who owns approximately 3.4% of the Company’s equity shares. Kaiye is a provider of waterfront tourism projects especially water sports projects development. Pursuant to the SPA, the total consideration is $5,000,000, which will be paid in three installments. As of September 30, 2023, the Company has paid $3,602,000, and further paid $600,000 subsequently.

(g)	Others primarily included funds deposited in payment platforms such as Alipay and WeChat.

Allowance for doubtful accounts movement:

	September 30, 2023	September 30, 2022

Beginning balance	$-	$-
Provision for security deposits	10,378	48,373
Write off security deposits	(10,378)	(48,373)
Ending balance	$-	$-

Note 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	September 30, 2023	September 30, 2022

Office equipment	$331,114	$295,185
Leasehold improvements	394,147	450,709
Subtotal	725,261	745,894
Less: accumulated depreciation and amortization	(410,609)	(401,866)
Property and equipment, net	$314,652	$344,028

Depreciation expenses for the years ended September 30, 2023, 2022 and 2021 amounted to $153,405, $169,808 and $143,562, respectively.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — LONG-TERM INVESTMENTS

	Cost method investments without readily determinable fair value(i)	Equity investments accounted for using the equity method(ii)	Total
Balance as of October 1, 2022	-	-	-
Additions	5,224,986	41,118	5,266,104
Share of loss in equity method investee	-	(18,866)	(18,866)
Foreign exchange translation effect	-	628	628
Balance as of September 30, 2023	5,224,986	22,880	5,247,866

(i) On January 18, 2023, Lilong Logistics, a subsidiary of the Company, entered into an agreement to acquire 18% of equity interest in Zhejiang Kangyuan Medical Technology Co., Ltd. (“Zhejiang Kangyuan”) for a total consideration of $4,440,789 (RMB32,400,000) from Zhejiang Kangyuan’s controlling shareholder, who is a shareholder of the Company and owns approximately 4.1% of the Company’s equity shares representing 2.2% of the Company’s voting rights. The Director of Zhejiang Kangyuan is also a shareholder of the Company who owns 3.4% the Company’s equity shares representing 1.8% of the Company’s voting rights. The Company determined that the controlling shareholder of Zhejiang Kangyuan and the director of Zhejiang Kangyuan do not meet the definition to be considered related parties of the Company in accordance with ASC 850-10-20. The Company reviewed the significant influence indicators in ASC 323-10-15-6 through ASC 323-10-15-8 and concluded that the Company does not have significant influence over Zhejiang Kangyuan. Since such investment does not have readily determinable fair values, the Company elected to account for the equity investment by using alternative measurement. As of September 30, 2023, the Company had paid $4,600,000 (equivalent to RMB31,583,140) to the original shareholder, and further paid the remaining investment subsequently.

 On May 10, 2023, Xianjin Technology, a subsidiary of the Company, entered into an investment transfer agreement to acquire 19% of equity interest in Shanghai Daizong Business Consulting Co., Ltd for a total consideration of $785,362 (RMB5,730,000). On June 30, 2023, all parties agreed to the consideration to be paid with cash of $800,000 (equivalent to RMB5,730,000), As of September 30, 2023, the Company had paid $800,000 (equivalent to RMB5,721,500). Xianjin Technology does not have significant influence over Shanghai Daizong Business Consulting Co., Ltd. Since such investment does not have readily determinable fair values, the Company elected to account for using alternative measurement.

(ii) On February 24, 2023, Lilong Logistics, a subsidiary of the Company, entered into an equity interest transfer agreement with a shareholder of Zhejiang Fuyouyuan Health Technology Co., Ltd. (“Zhejiang Fuyouyuan”), pursuant to which Lilong Logistics shall acquire 10% equity interest in Zhejiang Fuyouyuan for a consideration of $nil. As of the equity interest transfer date, the previous shareholder has not contributed the designated register capital of $274,123 (RMB2,000,000) representing the 10% of the equity interest in Zhejiang Fuyouyuan and Zhejiang Fuyouyuan had no business operation. Lilong Logistics is required to contribute the registered capital of $274,123 (RMB2,000,000) to Zhejiang Fuyouyuan before December 31, 2042. $41,118 (RMB300,000) had been paid as of September 30, 2023. After the equity interest transfer date, the controlling shareholder of Zhejiang Fuyouyuan is Ms. Xiuhua Ye, an immediate family member of the CEO. Lilong Logistics has significant influence over Zhejiang Fuyouyuan. The Company accounted for this investment using equity method and recorded share of loss amounted to $18,866 for the year ended September 30, 2023.

As of September 30, 2023, the Company believes there was no material market environment change or any other factor that indicating the fair value of the above investments was less than its carrying value, hence, the Company concluded there is no impairment of the above investments.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — LeaseS

The Company has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expenses for the years ended September 30, 2023, 2022 and 2021 were $766,930, $730,718 and $1,348,586, respectively.

Effective October 1, 2022, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of October 1, 2022. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

September 30, 2023

Operating lease right-of-use assets, net	$1,358,342

Operating lease liabilities - current	551,384
Operating lease liabilities - non-current	882,617
Total operating lease liabilities	$1,434,001

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of September 30, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.25 years
Weighted average discount rate	7.9%

The following is a schedule of maturities of lease liabilities as of September 30, 2023:

Twelve months ending September 30,
2024	$639,308
2025	324,781
2026	235,746
2027	223,410
2028	226,151
Thereafter	18,960
Total future minimum lease payments	1,668,356
Less: imputed interest	(234,355)
Present value of lease liabilities	$1,434,001

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	September 30, 2023	September 30, 2022

Payroll payables	$759,026	$1,733,937
Professional fee and others	282,806	422,314
Total	$1,041,832	$2,156,251

Note 10 — BANK LOANS

Short-term bank loans

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	September 30, 2023	September 30, 2022
China Construction Bank (“CCB”)	$33,717	$-
Total	$33,717	$-

On October 24, 2022, the Company entered into a loan agreement with Agricultural Bank of China to obtain a loan of $205,592 (or RMB1,500,000) with a term from October 24, 2022 to September 20, 2023 at a fixed rate of 3.9% per annum. The loan had been fully repaid as of September 30, 2023. The Company’s CEO and his family members provided personal guaranty for the repayment of the loan. Wenzhou Xinbao Financing Guarantee Co., Ltd, a third party, provided counter-guaranty for CEO and his family members.

On July 28, 2023, the Company entered into a loan agreement with China Construction Bank with a term of one year, pursuant to which a facility of up to approximately $33,717 (RMB246,000) was made available to the Company, at a fixed rate of 3.9% per annum.

Long-term bank loans

Long-term bank loans consisted of the following:

	September 30, 2023	September 30, 2022
Wenzhou Minshang Bank (1)	$-	$112,462
Wenzhou Minshang Bank (2)	-	820,974
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”) (3)	1,370,613	1,405,778
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”) (4)	-	688,832
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”) (5)	671,602	-
Wenzhou Minshang Bank (6)	1,165,022	-
Total	$3,207,237	$3,028,046
Less: Long-term bank loans - current portion	-	933,436
Long-term bank loans - non-current portion	$3,207,237	$2,094,610

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

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — BANK LOANS (continued)

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

(4)	On January 24, 2022, the Company entered into a loan agreement with Longwan RCB to obtain a loan of $688,832 (or RMB4,900,000) for a term from January 24, 2022 to January 20, 2023 at a fixed rate of 4.56% per annum. The Company’s CEO and his wife provided personal guaranty for the repayment of the loan. The loan was fully repaid.

(5)

On January 16, 2023, the Company entered into a loan agreement with Longwan RCB to obtain a loan of $671,602 (or RMB4,900,000) for a term from January 17, 2023 to January 16, 2026 at a fixed rate of 4.56% per annum. WFOE and CEO guaranteed for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan.

(6)

On February 15, 2023, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $1,165,022 (or RMB8,500,000) for a term from February 15, 2023 to February 15, 2028 at a fixed annual interest rate of 7.5%. The Company’s CEO and his wife provided personal guaranty for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan.

(7)	On May 12, 2023, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $5,482,456 (or RMB40,000,000) for a term from May 12, 2023 to May 12, 2025 at a fixed annual interest rate of 7%. The CEO’s relative pledged personal property as collateral to secure the loan. The loan was fully repaid on August 22, 2023.

For the years ended September 30, 2023, 2022 and 2021, the weighted average annual interest rate for the bank loans was approximately 6.8%, 7.9% and 6.9%, respectively. Interest expenses for the above-mentioned loans amount to $317,918, $158,173 and $139,279 for the years ended September 30, 2023, 2022 and 2021, respectively.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — BANK LOANS (continued)

The repayment schedule for the bank loans are as follows:

Twelve months ending September 30,	Repayment
2024	$33,717
2025	1,507,675
2026	808,662
2027	68,531
2028	822,369
Total	$3,240,954

Note 11 — RELATED PARTIES BALANCES AND TRANSACTIONS

Accounts receivable-related parties

Accounts receivable from related parties amounted to $15,077 and $54,825 as of September 30, 2023 and 2022, respectively, which have been fully collected subsequently.

Due from a related party

Due from a related party amounted to $nil and $100,122 as of September 30, 2023 and 2022, respectively, representing the balance of funds advanced to the CEO of the Company for immediate business and travel advance on behalf of the company.

Due to a related party

Due to a related party amounted to $63,689 and $nil as of September 30, 2023 and 2022, respectively, representing the funds advanced to the Company by the CEO for working capital purpose.

Revenue earned from related parties

For the years ended September 30, 2023, 2022 and 2021, the Company provided educational management consulting service to certain kindergartens owned by the CEO and his wife and earned revenue from related parties of $310,465, $710,620 and $365,042, respectively.

Guarantee provided to a related party

On September 26, 2019, the Company’s subsidiary Xianjin Technology signed an agreement with Shanghai Pudong Development Bank to provide guarantee for a related party’s borrowing of $1,207,804 for a period from September 26, 2019 to September 26, 2022. The related party is owned by CEO, who, in return, personally indemnifies the Company against any potential losses caused by the above guaranty. As of September 30, 2022, the guarantee is expired and no liability incurred.

Guarantee provided by related parties

Several related parties guaranteed the repayment of the Company’s short-term and long-term loans. (See Note 10)

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — TAXES

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

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. All the Company’s PRC subsidiaries are subject to statutory 25% income tax rate.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

i)	The components of the income tax provision are as follows:

	For the year ended September 30,
	2023	2022	2021

Current income tax	$136,838	$354,529	$638,228
Deferred income tax	-	-	21,630
Total provision for income taxes	$136,838	$354,529	$659,858

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

	For the year ended September 30,
	2023	2022	2021
Income (benefit) expense computed based on PRC statutory rate	$(1,410,804)	$(440,955)	$491,555
Tax effect of different tax rates in other jurisdictions	601,772	8,384	-
Tax effect of unrecognized loss	632,545	352,703	-
Change in valuation allowance	228,862	409,099	100,244
Non-deductible items and others*	84,463	25,298	68,059
Income tax expense	$136,838	$354,529	$659,858

*	Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	September 30, 2023	September 30, 2022
Deferred tax assets:
Net operating loss carry-forward	$974,439	$752,944
Allowance of doubtful accounts	3,366	23,022
Valuation allowance	(977,805)	(775,966)
Total deferred tax assets	$-	$-

ⅳ)	The following table summarizes deferred tax assets valuation allowance movement:

	September 30, 2022	September 30, 2022

Beginning balance	$775,966	$439,597
Change to tax expense in current year	228,862	409,099
Foreign currency translation adjustments	(27,023)	(72,730)
Ending balance	$977,805	$775,966

As of September 30, 2023, the total of net operating losses carried forward was $4,031,874, which will expire on various dates from May 31, 2024 to May 31, 2028. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of September 30, 2023 and 2022.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — TAXES (continued)

(b) Taxes payable

Taxes payable consist of the following:

	September 30, 2023	September 30, 2022

Income tax payable	$2,639,258	$2,573,830
Value-added tax payable	1,098,163	1,135,342
Other taxes payable	140,289	136,131
Total taxes payable	$3,877,710	$3,845,303

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2023, 2022 and 2021 is as follows:

	For the year ended September 30,
	2023	2022	2021
Balance at beginning of year	$2,573,830	$2,475,474	$1,679,119
Increase related to current year tax positions	134,275	293,960	700,984
Settlement	-	-	-
Foreign exchange translation effect	(68,847)	(195,604)	95,371
Balance at end of year	$2,639,258	$2,573,830	$2,475,474

The unrecognized tax benefits represent the estimated income tax expenses the Company would be required to pay should its revenue for tax purposes be recognized in accordance with current PRC tax laws and regulations. $2,639,258 and $2,573,830 of unrecognized tax benefits as of September 30, 2023 and 2022 were included in income taxes payable. Unrecognized tax benefits if recognized, would affect the effective tax rate. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. There was no interest and penalty accrued as of September 30, 2023 and 2022 since it is impossible to estimate the amount of the penalty and interest at this point, and the Company believes that the probability of being charged interest and penalty is remote as the local authority is often willing to settle. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. As of September 30, 2023, the tax years ended December 31, 2018 through December 31, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — SHAREHOLDERS’ EQUITY

Ordinary shares

Recapitalization

The Company was established by its CEO and his wife (“two founding shareholders”) under the laws of the Cayman Islands on September 20, 2018 with 2,410 ordinary shares issued and outstanding. From April 2020 to October 19, 2020, the two founding shareholders sold an aggregate of 1,662.9 ordinary shares to several purchasers and thereafter, the CEO held 747.1 ordinary shares and the CEO’s wife did not hold any ordinary shares of the Company anymore. On November 24, 2020, the shareholders of the Company held a meeting (the “Meeting”) and unanimously approved an amendment to the share capital, re-designation of shares and the adoption of the amended and restated memorandum and articles of association, after which, (1) the Company’s share capital was changed to $50,000 divided into 45,000 Class A ordinary Shares of $1.00 par value per share and 5,000 Class B ordinary shares of $1.00 par value per share, and (2) 747.1 Class B ordinary shares were issued to CEO. On December 5, 2020, CEO’s 747.1 Class A ordinary shares were canceled. Class A ordinary shares and Class B ordinary shares have equal economic rights but unequal voting rights, pursuant to which Class A ordinary shares will receive one vote each and Class B ordinary shares will receive five votes each. As a result, the CEO only owns 747.1 Class B ordinary shares of par value of $1 each and the CEO’s wife does not own any ordinary shares of the Company. On April 24, 2021, the shareholders of the Company held a meeting and unanimously approved an amendment to the share capital and the adoption of the amended and restated memorandum and articles of association, after which, (1) the Company effectuated a forward stock split at a ratio of 2,000-for-1 to increase the Company’s authorized share capital to 90,000,000 Class A ordinary Shares of $0.0005 par value per share and 10,000,000 Class B ordinary shares of $0.0005 par value per share; (2) the Company had nominal issuance of 7,024,200 Class A ordinary shares to the existing Class A ordinary shareholders and nominal issuance of 3,155,800 Class B ordinary shares to the existing Class B ordinary shareholder, after which, the Company had an aggregate of 15,000,000 ordinary shares issued and outstanding, consisting of 10,350,000 Class A ordinary shares and 4,650,000 Class B ordinary shares. On September 30, 2021, the Board of Directors approved that the shareholders of the Company voluntarily surrender, on pro rata basis, 2,000,000 ordinary shares of US$0.0005 par value per share (the Surrender). As a result, the Company has an aggregate of 13,000,000 ordinary shares issued and outstanding, consisting of 8,970,000 Class A ordinary shares and 4,030,000 Class B ordinary shares.

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

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — SHAREHOLDERS’ EQUITY (continued)

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

On June 29, 2022, the underwriter opted to exercise all warrants on a cashless basis. On July 18, 2022, the Company issued 295,491 Class A ordinary shares to the underwriters.

Shares issued for service

On February 20, 2023, the Board of Directors of the Company approved to reward Ms. Huang Yunan, the Chief Financial Officer for her past efforts in IPO with a one-time award of 390,000 shares, which were vested immediately upon grant. On February 20, 2023, the Company issued 390,000 Class A ordinary shares to Ms. Huang. These shares were valued at $975,000, which was based on the value of the Company’s Class A ordinary shares at the grant date.

On February 20, 2023, the Board of Directors of the Company approved to reward a third-party consultant for his past efforts in IPO with a one-time award of 340,000 shares, which were vested immediately upon grant. On February 20, 2023, the Company issued 340,000 Class A ordinary shares to such third-party consultant. These shares were valued at $850,000, which was based on the value of the Company’s Class A ordinary shares at the grant date.

As of September 30, 2023, the Company had an aggregate of 19,085,491 Class A ordinary shares outstanding, consisting of 15,055,491 Class A and 4,030,000 Class B ordinary shares, respectively.

As of September 30, 2022, the Company had an aggregate of 18,355,491 Class A ordinary shares outstanding, consisting of 14,325,491 Class A and 4,030,000 Class B ordinary shares, respectively.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — SHAREHOLDERS’ EQUITY (continued)

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries in the PRC must take appropriations from tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The general reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of a PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted $133,596 and $120,196 as of September 30, 2023 and 2022, respectively.

Prior to the effectiveness of Amended Private Education Law, PRC laws and regulations required private schools that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational facility. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Company’s private schools, development reserve amounted to $873,431 and $844,167 as of September 30, 2023 and 2022, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Company’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was $1,032,672 and $990,008 as of September 30, 2023 and 2022, respectively.

Note 14 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of September 30, 2023 and 2022, the Company had no material outstanding litigations.

Guarantee

The Company provided guarantee for a related party’s borrowing (details refer to Note 11).

Commitments

The Company had various outstanding bank loans (details refer to Note 10) and non-cancellable operating lease agreements (details refer to Note 8).

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — SEGMENT INFORMATION

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments The Company has determined that it has two operating segments as defined by ASC 280, “Segment Reporting”: education and wellness. Education segment offers foreign language tutorial services and other education training management services in China. The wellness segment offers wellness service and related products.

Selected financial information is presented below:

	Education			Wellness			Total
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Revenues	$6,155,593	$10,814,656	$15,026,991	$-	$-	$-	$6,155,593	$10,814,656	$15,026,991
Cost of revenues	4,363,124	6,003,258	6,210,672	-	-	-	4,363,124	6,003,258	6,210,672
Gross profit	1,792,469	4,811,398	8,816,319	-	-	-	1,792,469	4,811,398	8,816,319
Interest expenses, net	331,698	213,894	212,023	(6)	-	-	331,692	213,894	212,023
Depreciation and amortization	153,405	169,808	143,562	-	-	-	153,405	169,808	143,562
Capital expenditures	274,381	174,074	91,145	2,939	-	-	277,320	174,074	91,145
Segment assets	19,101,467	23,438,586	6,635,880	346,626	-	-	19,448,093	23,438,586	6,635,880
Segment (loss) profit	$(5,764,314)	$(2,118,349)	$2,161,400	$(15,740)	$-	$-	$(5,780,054)	$(2,118,349)	$2,161,400

Note 16 — SUBSEQUENT EVENTS

The Company established a new subsidiary, Zhejiang Golden Sun Selection Technology Co., Ltd on November 17, 2023. The Company holds 100% equity interest in this subsidiary.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

PARENT COMPANY BALANCE SHEETS

	September 30,	September 30,
	2023	2022
ASSETS
ASSETS:
Cash	$254,483	$5,162
Prepayments and other current assets	10,000	-
Due from a related party	-	2,287
TOTAL CURRENT ASSETS	264,483	7,449

Investments in subsidiaries	4,163,507	8,784,925
TOTAL ASSETS	$4,427,990	$8,792,374

EQUITY:
Ordinary shares, 100,000,000 shares authorized, consisting of 90,000,000 Class A ordinary shares of $0.0005 par value per share and 10,000,000 Class B ordinary shares of $0.0005 par value per share, 15,055,491 and 14,325,491 Class A ordinary shares issued and outstanding as of September 30, 2023 and 2022, respectively; 4,030,000 Class B ordinary shares issued and outstanding at both September 30, 2023 and 2022.
Class A ordinary shares	$7,528	$7,163
Class B ordinary shares	2,015	2,015
Additional paid in capital	19,468,026	17,643,391
Statutory reserves	1,007,027	964,363
Accumulated deficits	(14,835,585)	(9,006,610)
Accumulated other comprehensive loss	(1,221,021)	(817,948)
TOTAL SHAREHOLDERS’ EQUITY	4,427,990	8,792,374

TOTAL LIABILITIES AND EQUITY	$4,427,990	$8,792,374

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

PARENT COMPANY STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE(LOSS) INCOME

	For the Years Ended September 30,
	2023	2022	2021

Equity in (loss) earnings of subsidiaries	$(3,684,384)	$(2,134,752)	$1,978,553
General and administration expenses and others	(2,101,927)	(4,568)	-
NET (LOSS) INCOME	(5,786,311)	(2,139,320)	1,978,553

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(403,073)	858,703	(396,536)
COMPREHENSIVE (LOSS) INCOME	$(6,189,384)	$(1,280,617)	$1,582,017

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(5,786,311)	$(2,139,320)	$1,978,553
Equity in (loss) earnings of subsidiaries	3,684,384	2,134,752	(1,978,553)
Share based compensations	1,825,000	-	-
Prepayments and other assets	(10,000)	-	-
NET CASH USED IN OPERATING ACTIVITIES	(286,927)	(4,568)	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment from (loan to) subsidiaries	533,961	(18,124,364)	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	533,961	(18,124,364)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering	-	18,275,182	-
Payment for issuance costs	-	(151,646)	-
Advance from related party	2,287	10,558	-
NET CASH PROVIEDED BY FINANCING ACTIVITIES	2,287	18,134,094	-

CHANGES IN CASH	249,321	5,162	-
CASH, BEGINNING OF YEAR	5,162	-	-
CASH, END OF YEAR	$254,483	$5,162	$-