Form 20-F
period 2024-09-30
Golden Sun Health Technology Group Ltd
filed 2025-02-14
CIK 1826376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China 200083

+86-0577-56765303

(Address of principal executive offices)

Xueyuan Weng, Chief Executive Officer

Telephone: 86-13968836059

Email: wxy@cngsun.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, $0.005 par value per share	GSUN	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 1,577,944 Class A ordinary shares and 403,000 Class B ordinary shares, par value $0.005 per share, as of September 30, 2024.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

We are a holding company incorporated as an exempted company in the Cayman Islands with no material operations of our own. We are not a Chinese company. Investors of our Class A ordinary shares own shares of a Cayman Islands holding company. Unless otherwise stated, as used in this annual report and in the context of describing our operations and consolidated financial information, “we,” “us,” the “Company,” or “our company” refers to Golden Sun Health Technology Group Limited, formerly known as Golden Sun Education Group Limited, a holding company incorporated as an exempted company in the Cayman Islands. For a description of our corporate structure, see “Item 3. KEY INFORMATION–Corporate Structure.”

Our Chinese subsidiaries primarily operate in the Chinese education section, which has been going through a series of reforms. New laws and guidelines have been promulgated and released to regulate the industry in 2021. On September 1, 2021, the revised Implementation Rules for the Law for Promoting Private Education of the PRC (the “Implementing Regulation”), which regulates the establishment, organization and operation of private schools, teachers and educators, assets and financial management of schools, became effective. The revised Implementing Regulation prohibits private schools that provide compulsory education to be controlled by means of agreements (such as VIE Agreements, as defined below), or to enter into any transactions with any related parties. In response to these regulatory changes, in September 2021, the Company completed a reorganization to divest its operations involving two private schools, which were previously structured as variable interest entities (VIEs). These VIEs provided compulsory education through a series of contractual arrangements (the “VIE Agreements”), which provided contractual exposure to foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the Chinese operating companies. However, this practice is prohibited under the revised Implementation Regulation. See “Item 3. KEY INFORMATION–The Reorganization” for more information on the above-referenced reorganization. As of the date of this annual report, the Company does not provide any compulsory education in China, and all discussions relating to the Company’s operation of its former VIEs are provided for historical context only. Following the restructuring, the Company diversified its operations, expending into the wellness and e-commerce industries in 2023 and entering the cultural tourism sector in 2024.

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Golden Sun (SH)” are to the wholly owned subsidiary of Golden Sun (SH) Cultural and Tourism Research Institute Limited, formerly named as Golden Sun Hong Kong, CF (HK) Health Technology Limited, a Hong Kong limited company;

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Chongwen Middle School” are to Wenzhou City Longwan District Chongwen Middle School, which we controlled prior to the Reorganization via an entrustment agreement among Chongwen Middle School, Golden Sun Shanghai and Mr. Xueyuan Weng, as well as a Concerted Action Agreement among two of Chongwen Middle School’s sponsors and the representative of its employees;

●	“Class A ordinary shares” are to our Class A ordinary shares, par value $0.005 per share, each entitled to one vote, and not convertible into Class B ordinary shares under any circumstances;

●	“Class B ordinary shares” are to our Class B ordinary shares, par value $0.005 per share. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights: each Class A ordinary Share is entitled to one vote, and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances;

●	“compulsory education” are to the nine years of education mandated by the PRC, consisting of six years of primary education and three years of secondary education;

●	“Double First Class University Plan” are to “The World First Class University” and “First Class Academic Discipline Construction” combined, a tertiary education development initiative designed by the PRC government in 2015 aiming to comprehensively develop elite Chinese universities and their individual faculty departments into world-class institutions by the end of 2050;

●	“Gaokao” are to China’s standardized college entrance examination;

●	“Golden Sun Cayman” are to Golden Sun Health Technology Group Limited, formerly known as Golden Sun Education Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

●	“Golden Sun Hong Kong” are to the wholly owned subsidiary of Golden Sun Cayman, Hongkong Jintaiyang International Education Holding Group, a Hong Kong private limited company;

●	“Golden Sun Selection” are to Zhejiang Golden Sun Selection Technology Co., Ltd, the wholly owned subsidiary of Golden Sun Wenzhou;

●	“Golden Sun Shanghai” are to Shanghai Golden Sun Education Group Co., Limited, a Hong Kong private limited company, which was Golden Sun Cayman’s wholly owned subsidiary prior to the Reorganization;

●	“Golden Sun Wenzhou” are to the wholly owned subsidiary of Golden Sun Hong Kong, Zhejiang Golden Sun Education Technology Group Co., Ltd., formerly known as Wenzhou Golden Sun Education Development Co., Ltd., a PRC limited liability company;

●	“Gongyu Education” are to the wholly owned subsidiary of Golden Sun Wenzhou, Shanghai Golden Sun Gongyu Education Technology Co., Ltd., a PRC limited liability company;

●	“Group” are to our Company and its subsidiaries as a whole;

●	“Hongkou Tutorial” are to Shanghai Hongkou Practical Foreign Language Tutorial School, which ceased operation and transferred its existing business to Xianjin Technology on December 31, 2021. In December 2024, Hongkou Tutorial resumed teaching operations;

●	“Hangzhou Jicai” are to Hangzhou Jicai Educaiton Technology Co. Ltd., formerly known as Hangzhou Jicai Tutorial School Co., Ltd.;

●	“Jicai Tutorial” are to Hangzhou Jicai;

●	“Kaiye (Wenzhou)” are to Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd, formerly known as Kaiye (Wenzhou) Water Project Development Co., Ltd., a PRC limited liability company, of which Lilong Logistic acquired an approximately100% equity share, the process of acquisition has not completed yet;

●	“Key Universities” are to universities in China that are included in Project 211, Project 985 and Double First Class University Plan and that receive a high level of support from the Chinese government;

●	“Shanghai Fuyang” are to Shanghai Fuyang Cultural Tourism Development Co., Ltd.a PRC limited liability company;

●	“Lilong Logistics” are to the wholly owned subsidiary of Golden Sun Wenzhou, Wenzhou Lilong Logistics Services Co., Ltd., a PRC limited liability company;

●	“MOE” are to the Ministry of Education of the PRC;

●	“partner-schools” are to high schools that Qingshang Education partners with to provide students on-site non-English foreign languages tutorial services;

●	“Project 211” are to a project initiated in 1995 by the MOE with the intent of raising the research standards of high-level universities and cultivating strategies for socio-economic development;

●	“Project 985” are to a project first announced in 1998 to promote the development and reputation of the Chinese higher education system by founding world-class universities in the 21st century, involving both national and local PRC governments allocating large amounts of funding to certain universities;

●	“Ouhai Art School” are to Wenzhou City Ouhai District Art School, which we controlled prior to the Reorganization via a series of contractual arrangements between Ouhai’s shareholders and Golden Sun Wenzhou;

●	“Qinshang Education” are to the wholly owned subsidiary of Golden Sun Wenzhou, Zhouzhi Culture, Shanghai Qinshang Education Technology Co., Ltd., a PRC limited liability company;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“secondary schools” are to middle and high schools;

●	“Selection Hangzhou Branch” are to a branch office of Golden Sun Selection, Zhejiang Golden Sun Selection Technology Co., Ltd. (Hangzhou Branch), a PRC limited liability company;

●	“Shanghai Daizong” are to Shanghai Daizong Business Consulting Co., Ltd., a PRC limited liability company, of which Xianjin Technology acquired a 19% equity share in 2023;

●	“Shanghai Fuyouyuan” are to the fifty-one-percent owned subsidiary of Gongyu Education, Shanghai Fuyouyuan Health Technology Co., Ltd, a PRC limited liability company (the Company also indirectly controls an additional 1% of the equity share of Shanghai Fuyouyuan through a 10% equity share held by Zhejiang Fuyouyuan, of which Lilong Logistic has a 10% equity share;

●	“Shanghai Jicai” are to Shanghai Yangpu District Jicai Tutorial School, which transferred its existing business to Zhouzhi Culture in fiscal year 2022;

●	“Shanghai Jinheyu” are to the fifty-one-percent owned subsidiary of Gongyu Education, Shanghai Jinheyu Biotechnology Co., Ltd., a PRC limited liability company;

●	“shares,” “Shares,” or “ordinary shares” are to our Class A ordinary shares and Class B ordinary shares;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE” and “VIEs” are to variable interest entity Ouhai Art School and Chongwen Middle School, individually and collectively. In September 2021, in compliance with the revised Implementing Regulation, the Company divested its operations of both schools. All discussions in this annual report regarding VIEs are provided for historical context only.

●	“we,” “us,” “our Company,” or the “Company” are to Golden Sun Cayman;

●	“WFOE” are to wholly foreign-owned enterprise;

●	“Xianjin Technology” are to Shanghai Xianjin Technology Development Co., Ltd., a PRC limited liability company;

●	“Yangfushan Tutorial” are to Wenzhou City Ouhai District Yangfushan Culture Tutorial Center;

●	“Yangtze River Delta” is a triangle-shaped megalopolis comprising areas of Shanghai, southern Jiangsu province and northern Zhejiang province;

●	“Zhejiang Fuyouyuan” are to Zhejiang Fuyouyuan Health Technology Co., Ltd, a PRC limited liability company, of which Lilong Logistic acquired a 10% equity share in 2023;

●	“Zhejiang Kangyuan” are to Zhejiang Kangyuan Medical Technology Co., Ltd., a PRC limited liability company, of which Lilong Logistic acquired an 18% equity share in 2023. Subsequently, 18% of the equity was converted into Golden Sun Hong Kong holding 18% of the shares in Hong Kong Kim Rong International Co., Ltd through a share exchange.

●	“Zhongkao” are to China’s standardized high school entrance examination;

●	“Zhouzhi Culture” are to the wholly owned subsidiary of Gongyu Education, Shanghai Zhouzhi Culture Development Co., Ltd., a PRC limited liability company; and

●	“Zhouzhi Tutorial” are to the tutorial center operated by Zhouzhi Culture.

Information Related to, or Based on, the Number of Outstanding Ordinary Shares

This annual report reflects the consolidation of our issued and outstanding ordinary shares on a 1-for-10 basis, which took effect on April 18, 2024 (the “Share Consolidation”). As a result:

●	Every ten (10) Class A Ordinary Shares with a par value of US$0.0005 each were consolidated into one (1) Class A Ordinary Share with a par value of US$0.005 each.

●	Every ten (10) Class B Ordinary Shares with a par value of US$0.0005 each were consolidated into one (1) Class B Ordinary Share with a par value of US$0.005 each.

●	The consolidated shares have the same rights and are subject to the same restrictions (except for the change in par value) as the previous shares of the respective classes, as specified in the Company’s memorandum and articles of association.

Following the Share Consolidation, the Company’s authorized share capital was amended from US$50,000 divided into 90,000,000 Class A Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Class B Ordinary Shares with a par value of US$0.0005 each, to US$50,000 divided into 9,000,000 Class A Ordinary Shares with a par value of US$0.005 each and 1,000,000 Class B Ordinary Shares with a par value of US$0.005 each.

Historical financial information related to the number of ordinary shares outstanding, underlying convertible instruments (e.g., options or warrants), per-share prices, or other data based on the number of outstanding ordinary shares for periods prior to the effective date of the Share Consolidation has been presented as if the Share Consolidation had already been in effect.

Translation of RMB to US$

This annual report on Form 20-F includes our audited consolidated balance sheet data as of September 30, 2024 and 2023, and the consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity (deficit), and cash flows for the fiscal years ended September 30, 2024, 2023 and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30, 2024	September 30, 2023	September 30, 2022
Balance sheet items, except for equity accounts	$1=RMB 7.0176	$1=RMB7.2960	$1=RMB 7.1135
Items in the statements of income and cash flows	$1=RMB 7.2043	$1=RMB7.0533	$1=RMB 6.5332

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

Industry Data and Forecasts

This annual report contains data related to the education, wellness, e-commerce and cultural tourism industries in China. This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable.

Education Industry

Our CEO, Mr. Weng Xueyuan, has over 30 years of rich experience in the education industry and possesses a certain level of sensitivity and professionalism. The Company can leverage his personal strengths to maintain stable development of the group’s education business. With the advancement of technology, online education platforms, virtual classrooms, and artificial intelligence tutoring will be widely used. Educational resources will be disseminated more conveniently through digital means, and personalized learning services will also become more popular. In recent years, the company’s language training education has gradually shifted towards online education, and the online education market is expected to continue to expand. Technological innovation will bring more possibilities to online education, and we will also provide students with more immersive learning experiences.in which we are primarily engaged, may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Class A ordinary shares. In addition, the rapidly changing nature of the education industry subjects any projections or estimates relating to the growth prospects or future condition of the industry to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

Health and Wellness Industry

The health and wellness industry, in which we entered in 2023, is driven by increasing disposable income and healthcare spending, rising awareness of health, an aging population, increasing life expectancy, increasing penetration of mobile internet, favorable government policies and increasing coverage of medical insurance. Unfavorable changes in any of these general industry conditions could negatively affect demand for our products and services and negatively and materially affect our results of operations. We are affected by government policies and regulations that address all aspects of our operations, including qualifications and licensing requirements for online and offline sales and distribution of health and wellness products, among other things. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to extensive and evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects.” Our business expansion and revenue growth have been and will continue to be affected by the development of the general health and wellness industry in China.

E-commerce Industry

We have created an e-commerce platform called “Golden Sun Selection” with a focus on selling agricultural products. It is committed to establishing a link between producers and consumers and building a platform for the smooth circulation of high-quality agricultural products and daily necessities between supply and demand. Its growth is greatly influenced by economic factors. During economic growth, consumers have strong purchasing power and the demand in the e-commerce market is strong; On the contrary, consumers will pay more attention to cost-effectiveness. Secondly, exchange rate fluctuations can also affect the costs and profits of cross-border e-commerce. In addition, changes in population structure, such as aging and the relaxation of the two child policy, will bring new consumer demands and markets. Young people pursue fashion and convenience, and are more willing to try new e-commerce models and products. The demand for health and lifestyle service e-commerce is gradually increasing among the elderly. However, the e-commerce industry also faces certain risks, such as increasingly fierce competition among peers, high operating costs, frequent changes in policies and regulations, and difficulty in meeting diverse consumer demands, all of which will affect the development of the e-commerce industry.

Cultural Tourism Industry

In 2024, we started exploring business opportunities for launching cultural tourism, leveraging a team of professors from Fudan University’s Tourism Design program to provide comprehensive services such as tourism planning, design, engineering construction, and project operation for “Golden Sun Cultural Tourism”. Due to diverse market demands, our philosophy will continue to be updated, and our service standards will also be constantly updated to enhance customer experience. We will pay more attention to the integration of culture, ecology, and technology, emphasizing customer experience and sustainable development. Of course, we also have certain risks. If we cannot grasp trends in a timely manner, planning may fall behind, and some plans may lack innovation, leading to serious project homogenization. Secondly, top cultural and tourism enterprises, relying on their financial, technological, and brand advantages, continuously expand their market share, integrate industry chain resources, and have a significant impact on us.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

We are not a Chinese company, but rather a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct operations through our holding company subsidiary in Hong Kong and indirect subsidiaries that are operating entities in the PRC. Our corporate structure does not contain any variable interest entities. Our structure involves unique risks to investors.

We are primarily a provider of tutorial services in China. In recent years, we have embarked on a business transformation, expanding into the e-commerce, wellness, and cultural tourism sectors.

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

Additionally, in August 2024 we embarked on the next stage of the Company’s ongoing business transformation, by entering into a joint venture named Shanghai Fuyang Cultural Tourism Development Co., Ltd, aiming to capitalize on the rapidly growing cultural tourism sector in China. The move is expected to further diversify the Company’s revenue streams while leveraging its years of expertise in education technology.

The Reorganization

The Company undertook Reorganization in response to the revised Implementing Regulation becoming effective on September 1, 2021. The revised Implementing Regulation prohibits private schools that provide compulsory education from being controlled by means of agreements or to enter into any transactions with any related parties. Until September 2021, the Company had controlled and received economic benefits from the VIEs, Ouhai Art School and Chongwen Middle School, two private schools that provide compulsory education, through a series of contractual arrangements (the “VIE Agreements”) to provide contractual exposure to foreign investment in Chinese-based companies, where Chinese law prohibits direct foreign investment in Chinese operating companies. In order to become compliant with the revised Implementing Regulation, in September 2021, the Company completed a reorganization to divest its operations of Ouhai Art School and Chongwen Middle School. Through the Reorganization, (1) the Company sold all of its shares in Golden Sun Shanghai (the entity that controls Chongwen Middle School through contractual arrangements); and (2) Golden Sun Wenzhou, one of the Company’s subsidiaries, terminated its VIE Agreements with Ouhai Art School. As a result of the foregoing, neither the Company nor any of its subsidiaries controls or receives economic benefits from any private schools that provide compulsory education, and, as of the date of this annual report, we believe the Company and its subsidiaries are compliant with the revised Implementing Regulation. All discussions in this annual report relating to the Company’s operation of Quhai Art School or Chongwen Middle School are provided for historical context only.

For the fiscal years ended September 30, 2021 and 2020, the revenue generated by the VIEs accounted for approximately 32% and 45% of our total revenue, respectively. The divestures of the VIEs, which represented a strategic shift that had a major effect on the Company’s operations and financial results, triggered discontinued operations accounting in accordance with ASC 205-20-45, and resulted in the VIEs being considered as discontinued operations. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities of discontinued operation in the consolidated financial statements for the periods presented, while results of operations related to the discontinued operations were retroactively reported as income (loss) from discontinued operations in the consolidated financial statements for the periods presented. Please refer to the financial statements included in this registration statement for more details.

Corporate Structure

We are an exempted company incorporated under the laws of the Cayman Islands on September 20, 2018. Exempted companies are Cayman Island entities that primarily conduct business outside the Cayman Islands. As a result, they are exempt from certain provisions of the Companies Act (Revised).

The following diagram illustrates our corporate structure as of the date of this annual report.

No VIE Agreements

Prior to our Reorganization in September 2021, we operated Ouhai Art School and Chongwen Middle School through VIE structures. Neither we nor our subsidiaries owned any shares in Ouhai Art School or Chongwen Middle School. Instead, we controlled and received the economic benefits of the business operations of Ouhai Art School and Chongwen Middle School through the VIE Agreements. As a result of our indirect ownership of Golden Sun Wenzhou and Golden Sun Shanghai, as well as the VIE Agreements which were designed so that the operations of the VIEs were solely for the benefit of the Company, the Company was deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIEs, for accounting purposes under U.S. GAAP. Subsequent to the Reorganization, we no longer operate any VIEs.

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

Risks Associated with Doing Business in the PRC

We are subject to certain legal and operational risks associated with having the majority of our operations in China, which could significantly limit or completely hinder our ability to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in the PRC—Any actions by the Chinese government, including any decision to intervene or influence the operating entities’ operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause them to make material changes to their operations, may limit or completely hinder their ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.” The PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we and our subsidiaries have not been involved in any investigations on national security review, security assessment of outbound data transfers, or cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. As of the date of this annual report, we are not subject to cybersecurity review by the Cyberspace Administration of China (the “CAC”), since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. . We are not subject to security assessment of outbound data transfers, since we currently do not carry out network data processing activities that affect or may affect national security and do not anticipate that we will be processing network data that affect or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Regulation on Network Data Security Management. We are not subject to security assessment of outbound data transfers, since we currently (i)do not provide critical data abroad, (ii) are not CIIOs or data handlers processing the personal information of more than one million people personal information, (iii) are not data handlers providing personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year. And we do not anticipate that we will be in the foreseeable future, which we understand might otherwise subject us to the Security Assessment Measures for Data Provision Abroad. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the operating entities’ business and our offerings.” On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”), announced the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines which came into effect on March 31, 2023. The Trial Measures refined the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. On the same day, the CSRC also issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies (the “CSRC Notice”), which, among others, clarified that PRC domestic companies that had already been listed overseas before the effective date of the Trial Measures, which was March 31, 2023, shall be deemed to be “Existing Issuers”, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, but will be required to file with the CSRC for any subsequent offerings. According to our PRC counsel, Pacgate Law Firm (“Pacgate”), the Company is an Existing Issuer, based on the foregoing, therefore, is not required to complete the filing procedures with the CSRC immediately, but will be required, however, to file with the CSRC for any subsequent offerings. See “Item 3. Key Information — D. Risk Factors —Risks Relating to Doing Business in China — The Trial Measures and the revised Provisions issued by the PRC authorities may subject us to additional compliance requirements in the future.” Further, given the current PRC regulatory environment, it is uncertain whether we or our PRC subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals if required in the future, or inadvertently conclude that such approvals are not required, then the value of our ordinary shares may depreciate significantly or become worthless. As of the date of this annual report, neither we nor any of our subsidiaries has received any inquiry, notice, warning, or sanction regarding our overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions are newly published, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us or our subsidiaries to obtain regulatory approval from Chinese authorities for listing in the U.S. See “Item 3. Key Information — D. Risk Factors —Risks Relating to Doing Business in China.”

In addition, pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”) and related legislations, our securities may be prohibited from trading on a national exchange or over-the-counter if the Public Company Accounting Oversight Board of the United States, or the “PCAOB,” is unable to inspect our auditor for two consecutive years. Our current auditor, Assentsure PAC (“Assentsure”), is a registered public accounting firm, and as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this annual report, the PCAOB has access to inspect the working papers of our auditor. If trading in our Class A ordinary shares is prohibited in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A ordinary shares and trading in our Class A ordinary shares could be prohibited. See “Item 3. KEY INFORMATION—D. Risk Factors— Risks Relating to Doing Business in the PRC—Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.”

Approvals from the PRC Authorities to Conduct Our Operations

As of the date of this annual report, our Company and our PRC subsidiaries have received from the PRC authorities all requisite licenses, permissions, or approvals that are required for conducting our operations in China, such as business licenses, private school operation permits, certificates of registration for a privately operated non-enterprise entity for not-for-profit private schools, certificates of registration for-profit private schools (the certificates of HONGKOU SCHOOL is in the process of renew), and permits for sales of pre-packaged food. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our Class A ordinary shares could depreciate significantly or become worthless. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Our Business—We are subject to various approvals, licenses, permits, registrations and filings for our education and other services in the PRC.”

As advised by our PRC counsel, Pacgate Law Firm, other than those requisite for a domestic company in China to engage in the businesses similar to those of the operating entities, the operating entities are not required to obtain any permission from Chinese authorities, including the CSRC, the CAC, or any other governmental agency that is required to approve the operating entities’ operations. However, if the operating entities do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that the operating entities are required to obtain approval in the future, the operating entities may be subject to investigations by competent regulators, fines or penalties, ordered to suspend the operating entities’ relevant operations and rectify any noncompliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in the operating entities’ operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As of the date of this annual report, we and the operating entities have received from PRC authorities all requisite licenses, permissions, or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied.

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

Transfer of Funds and Other Assets Between Our Company and Our Subsidiaries

For the fiscal year ended September 30, 2024, Golden Sun Hong Kong transferred approximately $1.5 million to Golden Sun Cayman and approximately $49,000 to WFOE. For the fiscal year ended September 30, 2023, Golden Sun Hong Kong transferred approximately $6.4 million to Golden Sun Cayman and approximately $0.7 million to WFOE. Golden Sun Cayman further transferred approximately $0.2 million to WFOE and approximately $0.9 million to Qinshang Education. For the fiscal year ended September 30, 2022, Golden Sun Cayman transferred to Golden Sun Hong Kong $18.3 million of the proceeds from an initial public offering (“IPO”) completed in June 24, 2022.

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

Risks Related to Our Business

●	We have incurred past losses and may continue to do so, raising substantial doubt about our ability to continue as a going concern.

●	Expansion into wellness, e-commerce and cultural tourism in China is uncertain, and evolving strategies make future prospects difficult to evaluate .

●	Intense competition in PRC education could pressure pricing, reduce margins, lead to loss of market share, and increase capital expenditures.

●	Our financial performance depends on tuition fees and our abilityto maintain or raise them.

●	We face risks from health epidemics, natural disasters, and terrorism in China.

●	Failure to renew or secure new agreements with some or all partner-schools could materially and adversely affect our financial results.

●	Our education and other services require various approvals, licenses, permits, registrations and filings.

●	Regulatory changes in private education have affected, and may continue to affect, our operations.

●	Our limited working capital, primarily funded through operations, loans, and shareholder advances, may not meet in future financing needs.

Risks Related to Doing Business in the PRC

●	A slowdown in China’s economy or tariffs could materially affect our financial condition.

●	The PRC government’s regulatory changes may occur with little notice, affecting profitably.

●	The Chinese government may intervene in our operations, causing material changes or affecting our share value.

●	Any Chinese government control over overseas securities offerings could limit our ability to raise funds and negatively impact our stock price.

●	New cybersecurity regulations and oversight by the Cyberspace Administration of China (CAC) may affect business operations and offerings.

●	The PRC Trial Measures and revised Provisions may subject us to additional compliance burdens.

●	Rising labor costs in the PRC could reduce profitability.

●	As a Cayman Islands company conducting business in the PRC, enforcing legal claims against us or our officers and directors may be challenging.

●	SEC, PCAOB, Nasdaq, and the Holding Foreign Companies Accountable Act (HFCAA) requirements could affect our auditors’ qualifications, and add uncertainty to our compliance.

●	PRC regulations on offshore investments may limit cash flow from our PRC subsidiaries and expose us or our PRC resident shareholders to liabilities or penalties.

●	We may rely on dividends and distributions from our PRC subsidiaries, but government imposed restrictions could limit our ability to fund operations.

●	Currency controls and PRC regulations could delay or prevent using financing proceeds to invest in our PRC subsidiaries.

●	Our business is conducted in RMB, but our share price is in U.S. dollars, creating currency exchange risks.

●	PRC Enterprise Income Tax (EIT) Law may classify us as a “resident enterprise,”, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	Taxation uncertainties could impact dividend payments and indirect equity transfers of PRC entities.

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

●	Negative publicity involving U.S.-listed Chinese companies could harm our business operations, stock price, and reputation.

●	Our SEC disclosures are not reviewed by PRC regulators.

●	PRC M&A Rules create complex procedures for foreign acquisitions of Chinese companies, limiting expansion opportunities.

Risks Related to Our Ordinary Shares and the Trading Market

●	Future sales of our Class A ordinary shares or the anticipation of future sales, could reduce share price.

●	We do not expect to pay dividends in the foreseeable future, so returns depend on share price appreciation.

●	Share price volatility may lead to losses for our investors.

●	If we cease to qualify as a foreign private issuer, compliance costs will increase.

●	As a foreign private issuer, we follow Nasdaq exemptions, reducing shareholder protections.

●	Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

●	During the course of the audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ordinary shares may be adversely impacted.

●	As an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A ordinary shares.

●	Our dual-class share structure and “controlled company” status may adversely affect voting rights and shareholder influence.

Risks Related to Our Business

We have incurred losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

As discussed in Note 3 to the consolidated financial statements to this annual report, we have suffered significant losses from operations resulting in a significant decrease in working capital that raises substantial doubt about our ability to continue as a going concern. For the fiscal year ended September 30, 2024, the Company incurred a net loss of $3,968,852 and net cash used in operating activities of $4,900,883. As of September 30, 2024, the Company has an accumulated deficit of $18,541,751 and working capital deficit of $3,219,788. Our auditor, Assentsure PAC, has indicated in its report on our financial statements for the fiscal year ended September 30, 2024 that there is substantial doubt as to our ability to continue as a going concern for the next 12 months from the date of issuance of the consolidated financial statements. Such a “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include: (1) working to improve our liquidity and working capital sources, mainly through cash flow from its operations, renewal of bank borrowings, equity or debt offering and borrowing from related parties, and (2) implementing a strategic transition to expand into the e-commerce an and wellness industry in China. In order to fully implement our business plan and recover from continuing losses, we may also seek equity financing from outside investors. As of the date of this annual report, however, we do not have commitments of funds from any potential investors. There can be no assurance that additional financing, if required, would be available on favorable terms or at all and/or that the foregoing plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements.

We may not be successful in expanding our operations into the cultural tourism and wellness industries in China, and the ongoing changes in our business strategies make it difficult to evaluate our future prospects.

In recent years, the evolving PRC education regulatory environment has negatively impacted our operations in the education industry and we have been seeking business opportunities to diversify our business. In fiscal years 2024 and 2023, we initiated strategic transitions to expand our operations into the cultural tourism and wellness industries, respectively, within China. Through our new wellness business initiatives, we are endeavoring to establish our own wellness brands and an ecommerce platform that will be used to promote and sell wellness products. For fiscal years 2024 and 2023, we did not generate material revenue from these businesses. In 2023, we also made equity investments in two companies operating in the wellness industry. To manage and support changes in our existing business and our future growth strategy, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified employees, management personnel and other administrative and sales and marketing personnel, particularly as we enter into new areas. We cannot assure you that we will be able to effectively and efficiently manage our operations, recruit and retain qualified staff and management personnel and integrate new businesses into our operations. Any failure to effectively and efficiently manage changes of our business may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

The amount of tuition fees we are able to charge represents one of the most significant factors affecting our profitability. The majority of our revenues are derived from fees from our tutorial centers. Our fees have been determined based on demand for our educational programs and training courses, the cost of our operations, the geographic markets in which we operate our business, the fees charged by our competitors, our pricing strategy to gain market share and the general economic conditions in China and in the areas in which our tutorial centers are located, subject to applicable approvals by local government according to the nature of the private schools, e.g., for-profit or not-for-profit. Pursuant to the Law of the People’s Republic of China on the Promotion of Privately-run Schools amended in 2016 and further amended in 2018, the measures for the collection of fees by not-for-profit schools shall be formulated by local government of various provinces, autonomous regions and centrally administrated municipalities. The Company’s business, operations and revenue have not been affected by such law, because local government regulations of Zhejiang and Shanghai, where our not-for-profit schools are located, have generally allowed school sponsors autonomy in running schools, including autonomy in pricing of tuition fees, and as a result we are able to charge tuition fees based on market conditions; the charging criteria of for-profit private schools are subject to market and shall be determined by the schools themselves. For the purposes of this law, among our operating entities that are established as schools, Yangfushan Tutorial and Hongkou Tutorial are not-for-profit schools. There can be no assurance that we will be able to maintain or raise the fee levels we charge in the future, due to various reasons, many beyond our control, such as failure to obtain necessary approvals for fee increases, and even if we are able to maintain or raise fees, we are unsure how our fee rates will impact the number of student applications and enrollment. Our business, financial position and results of operations may be materially and adversely affected, if we fail to maintain or raise our fees while attracting sufficient students.

We face risks related to health epidemics, natural disasters, or terrorist attacks in China.

China and elsewhere worldwide have experienced and, in some parts of the world, including the U.S., are still experiencing the impacts of the COVID-19 pandemic, a disease caused by a novel and highly contagious form of coronavirus. The pandemic resulted in travel restrictions, massive closure of businesses and schools, and quarantine measures imposed by governments across the world. Substantially all of our operations are conducted in China and our students had to remain home from January to early April, 2020. Although we implemented measures to proactively respond to the situation by training our teachers to adapt to remote teaching, the COVID-19 pandemic has caused a disruption to our tutorial business. A new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, and travel restrictions were imposed upon different provinces or cities in China by the relevant local government authorities. As such, during the fiscal year ended September 30, 2022, the COVID-19 pandemic had a material negative impact on the Company’s financial positions and operating results. On December 7, 2022, China announced ten new rules that constituted a relaxation of almost all of its stringent COVID-19 pandemic control measures. While such action effectively reopened business within China, the COVID-19 infection rate reached its peak in December 2022 and had a material negative impact on the Company’s tutorial business for the fiscal year ended September 30, 2023. The Company experienced a significant decrease in market demand for its services as the Chinese economy gradually recovered from the negative impact of the COVID-19 pandemic as it has caused inconvenience to our day-to-day operating activities. Following the phase-out of COVID-19 prevention measures globally, we have resumed our operations. However, if the outbreak persists or escalates, our business operations and financial condition could face further negative impacts. For the fiscal year ended September 30, 2024, the impact of COVID-19 on the Company’s business was not material. The extent of future impacts remains uncertain, depending on factors such as the length and severity of the pandemic, the potential resurgence of the pandemic, future government actions in response to the pandemic and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on our future operations, financial condition, liquidity and results of operations.,

Additionally, our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, and other outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the region in which we operate or those generally affecting China. If any of these occur, our schools and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such event. Our physical facilities may also be affected. In addition, any of these could adversely affect the Chinese economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations.

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

In December 2019, we started offering our non-English foreign language program by partnering with high schools and agencies nationwide in China. We intend to continue to grow this segment of our business by actively seeking and partnering with more high schools and by expanding to various parts of China. Typically, our agreements with these partner-schools are for three years, and these schools are not obligated to renew their existing agreements with us. If any of our current partner-schools discontinue our services, we cannot assure you that we will be able to timely secure service agreements with other schools to replace the lost revenue, if at all, and therefore, our results of operations and financial condition may be affected.

Our tutorial centers offer refunds to students who withdraw from enrollment within a certain predetermined period, and we cannot assure you that our estimates of refund will be accurate, or that such refunds will remain insignificant to our results of operations and our financial condition.

For our tutorial centers, we generally offer refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period set forth in the education contract the student enters into with the relevant school or center. The refund is limited to the amount of fees that would be charged for any undelivered classes. Refund liability estimates are based on a historical refund ratio on a portfolio basis using the expected value method. As of September 30, 2024, 2023, and 2022, refund liability amounted to $323,671, $333,030, and $237,691, respectively. The refund amount is currently insignificant to our results of operations and our financial condition. However, we cannot assure you that our estimates of refund will be accurate. Additionally, we cannot assure you that such refunds will remain insignificant to our results of operations and our financial condition.

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

The retention rate declined significantly due to the COVID-19 and reorganization in fiscal year 2022, and has been recovering since then. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period). Shortages of qualified teachers, or significant decreases in the quality of our tutorial services, whether actual or perceived in one or more of our partner-schools or tutorial centers, may have a material and adverse effect on our business and our reputation. In addition, we may not be able to hire or retain enough qualified teachers to maintain consistent teaching quality. Further, any significantly increase in teacher salaries may have a material adverse effect on our business, financial condition and results of operations.

As new entrants in the cultural tourism market, we operate in a competitive environment and competing facilities and services could harm our business, financial condition, results of operations and prospects.

There are numerous cultural tourism service providers, arts exposition providers and distributors of Chinese cultural and creative products. We will face significant competition from these three types of competitors. The private cultural tourism market is further segmented into large franchise companies, regional providers and numerous local independent service providers located in nearly every city in China. We will compete primarily on the basis of price, quality of service, convenience, location, brand recognition and reputation. We do not have the same level of brand recognition as some of the more established cultural tourism companies, and in some regional markets our brand is not as established and our geographical coverage is not as extensive as that of our private competitors.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of September 30, 2024, 2023, and 2022, there were $2,756,930, $2,639,258, and $2,573,830, respectively, of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended September 30, 2024, 2023, and 2022.

According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. There were no interest and penalty charges accrued as of September 30, 2024, 2023 and 2022, as the Company has not received any penalty or interest charge notices from local tax authorities. As of the date of this annual report, the tax years ended December 31, 2018 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

The Law on the Promotion of Private Schools of the PRC was amended in November 2016, which became effective on September 1, 2017, and the Decision on Amending the Law for Promoting Private Education of the PRC (the “Decision”) was further amended in December 2018. According to the Decision, private schools can be established as for-profit or not-for-profit schools, with the exception of schools that provide compulsory education, which can only be established as not-for-profit private schools. In addition, pursuant to the Decision, (i) school sponsors of for-profit private schools are allowed to receive the operating profits of the schools while the school sponsors of not-for-profit private schools are not permitted to do so; (ii) not-for-profit private schools shall enjoy the same preferential tax and supply of land treatment as public schools while for profit private schools shall enjoy the preferential tax and supply of land treatment as stipulated by the government; and (iii) for-profit private schools have the discretion to determine the fees to be charged by taking into consideration various factors such as the school operating costs and market demand, and no prior approval from government authorities is required, while not-for-profit private schools shall collect fees pursuant to the measures stipulated by the local PRC government authorities. For details on the distinction between for-profit private schools and not-for-profit private schools under the amended Law on the Promotion of Private Schools of the PRC, please see “Item 4. INFORMATION ON THE COMPANY—B. Business Overview—Regulations—Regulations Related to Private Education—2. Law for Promoting Private Education of PRC.” The amount of tuition fees we are able to charge represents one of the most significant factors affecting our profitability. As of the date of this annual report, among all of our operating entities that are established as schools, Yangfushan Tutorial and Hongkou Tutorial are not-for-profit schools. As of the date of this annual report, local government regulations of Zhejiang and Shanghai, where our not-for-profit schools are located, have generally allowed school sponsors autonomy in school operations, including autonomy in pricing of tuition fees. Accordingly, local governments in Shanghai and Zhejiang have not directly interfered with the determination of pricing of tuition fees of our not-for-profit schools, and we are able to charge fees based on market conditions. As such, as of the date of this annual report, the company’s business, operations and revenue have not been affected by the designation of “for-profit” or “not-for-profit” for private schools. However, if local governments start to impose restrictions on the charging criteria for the collection of tuition fees by not-for-profit schools, then the revenue of our not-for profit schools could be negatively affected. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Our Business—Our business and results of operations mainly depend on the level of tuition fees we are able to charge and our ability to maintain and raise tuition fees.”

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

Pursuant to PRC laws and regulations, we are required to participate in various employee social insurance plans, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance, and the housing provident fund, and contribute to these plans and fund at the levels specified by the relevant local government authorities from time to time at locations where we operate our business. For the fiscal years ended September 30, 2024, 2023 and 2022, we did not make full contributions to the social insurance plans as required under the relevant laws and regulations. As of September 30, 2024, 2023 and 2022, we had outstanding social insurance payments payable in the aggregate amount of approximately $93,589, $128,599 and $98,190, respectively. Although we have not received any notice from the relevant local government authorities regarding the outstanding contributions, we cannot assure you that the relevant local government authorities will not require us to pay the outstanding amount within a prescribed time or impose late fees or fines on us. A late fee of 0.05% per day and a fine of one to three times the outstanding amount may be imposed by the authority, which may materially and adversely affect our business, financial condition and results of operations.

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

As of September 30, 2024 and 2023, we had cash of approximately $0.8 million and $6.6 million, total current assets of approximately $10.4 million and $12.1 million, and total current liabilities of approximately $13.6 million and $10.8 million, respectively. The Company has limited source of working capital and historically has funded its working capital needs primarily from operations, bank loans, and advances from shareholders, and intends to continue doing so in the near future. No assurance can be given that we will have revenues sufficient to sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment, or we will be able to obtain any additional capital through operations, bank loans, and advances from shareholders, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations would be materially negatively impacted.

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

The Chinese government has published new policies that significantly affected certain industries, such as the education and Internet industries, and the operating entities cannot rule out the possibility that it will in the future release regulations or policies regarding the operating entities’ industry that could adversely affect their business, financial condition, and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas, such as environmental protection or corporate social responsibilities, the operating entities may incur increased compliance costs or become subject to additional restrictions in their operations. Certain areas of the law in China, including intellectual property rights and confidentiality protections, may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on the operating entities’ business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to our Company and subsidiaries as a whole and our investors.

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

On September 24 2024, the State Council promulgated the Regulation on Network Data Security Management, which became effective on January 1, 2025. Pursuant to the Regulation on Network Data Security Management, network data handlers carry out network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations, “network data handler” refers to an individual or organization that independently determines the handling purpose and handling method in network data handling activities.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Data Provision Abroad, which became effective on September 1, 2022. The Security Assessment Measures for Data Provision Abroad stipulates the circumstances under which security assessment of outbound data transfers should be declared, including: (i) a data handler provides critical data abroad; (ii) either a key information infrastructure operator, or a data handler processing the personal information of more than one million people provides personal information abroad; (iii) a data handler has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for data provision abroad is required.

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

As of the date of this annual report, we have not received any notice from any authorities identifying any of the operating entities as a CIIO or requiring any of the operating entities to go through national security review, security assessment of outbound data transfers, or cybersecurity review. We believe that the operating entities’ operations and our listing will not be affected and that the operating entities are not subject to cybersecurity review or network data security review by the CAC, given that: (i) as a company that mainly operates tutorial centers, our operating entities are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) PRC operating entities possess personal data of fewer than one million individual clients in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information in the near future, which the operating entities understand might otherwise subject the operating entities to the Cybersecurity Review Measures; and (iii) since the operating entities are in the tutorial and logistics industries, data processed in our business is unlikely to affect or may affect national security and therefore is unlikely to be classified as critical or important data by the authorities; and (iv) we do not provide personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year. . There remains uncertainty, however, as to how regulations and policies will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Regulation on Network Data Security Management, the Security Assessment Measures for Data Provision Abroad and the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, the operating entities will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on them. We cannot guarantee, however, that the operating entities will not be subject to national security review, security assessment of outbound data transfers, or cybersecurity review in the future. During such reviews and assessment, the operating entities may be required to suspend their operations or experience other disruptions to their operations. These reviews and assessment could also result in negative publicity with respect to our Company and diversion of the operating entities’ managerial and financial resources, which could materially and adversely affect the operating entities’ business, financial conditions, and results of operations and our offerings.

The Trial Measures and the revised Provisions issued by the PRC authorities may subject us to additional compliance requirements in the future.

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

The Trial Measures and the revised Provisions that issued by the PRC authorities may subject us to additional compliance requirements in the future, as there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, and we cannot assure you that we will be able to comply with all the new regulatory requirements of the Trial Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements, including but not limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless.

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

Under PRC laws and regulations, our PRC subsidiary, Golden Sun Wenzhou, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In response to the persistent capital outflow and the RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China (“PBOC”) and SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or “PBOC Circular 306,” on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls, and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Item 3. KEY INFORMATION—D. Risk Factors— Risks Relating to Doing Business in the PRC—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” and other adopted PRC regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. MOFCOM or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Risks Relating to Our Ordinary Shares and the Trading Market

Substantial future sales of our Class A ordinary shares or the anticipation of future sales of our ordinary shares, whether by us or our shareholders, could cause the price of our Class A ordinary shares to decline.

An aggregate of 1,577,944 Class A ordinary shares are outstanding as of the date of this annual report. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our ordinary shares in the public market, the trading price of our Class A ordinary shares could decline significantly. Similarly, the perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our shares. A decline in the price of our Class A ordinary shares might impede our ability to raise capital through the issuance of additional Class A ordinary shares or other equity securities. In addition, the issuance and sale by us of additional ordinary shares, or securities convertible into or exercisable for our ordinary shares, or the perception that we will issue such securities, could reduce the trading price for our Class A ordinary shares as well as make future sales of equity securities by us less attractive or not feasible.

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

We do not know whether a market for our Class A ordinary shares will be sustained or what the trading price of our Class A ordinary shares will be and as a result it may be difficult for you to sell your Class A ordinary shares.

Although our Class A ordinary shares trade on Nasdaq, an active trading market for our Class A ordinary shares may not be sustained. It may be difficult for you to sell your Class A ordinary shares without depressing the market price for our Class A ordinary shares. As a result of these and other factors, you may not be able to sell your Class A ordinary shares. Further, an inactive market may also impair our ability to raise capital by selling Class A ordinary shares, or may impair our ability to enter into strategic partnerships or acquire companies or products by using our Class A ordinary shares as consideration.

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

We, in connection with the preparation of our consolidated financial statements for the fiscal year ended September 30, 2024, identified the following material weaknesses: (1) we lack sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues, and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, (2) we lack formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements, and (3) for certain related party related party transactions, we do not have an audit committee process for review, approval, or related documentation in place. See “Item 15. CONTROLS AND PROCEDURES —Disclosure Controls and Procedures.” Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iii) setting up formal protocols to review, approve, and document related party transactions. However, measures that we implement may not fully address the material weaknesses in our internal control over financial reporting and we may not be able to conclude that the material weaknesses have been fully remedied.

Failure to correct the material weaknesses and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Due to the material weaknesses in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of September 30, 2024. This could adversely affect the market price of our Class A ordinary shares due to a loss of investor confidence in the reliability of our reporting processes.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company (“PFIC”).”

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Recent Developments

Strategic Transition into the Cultural Tourism Industry

In fiscal year 2024, the Company, through its wholly-owned subsidiary Shanghai Golden Sun Gongyu Education Technology Co., Ltd. (“Gongyu”), has established a strategic joint venture (the “JV”) named Shanghai Fuyang Cultural Tourism Development Co., Ltd. The JV marks a significant milestone in the Company’s ongoing business transformation, aiming to capitalize on the rapidly growing cultural tourism sector in China. The move is expected to further diversify the Company’s revenue streams while leveraging its years’ expertise in education technology to create synergies within the JV. we started implementing a strategic plan to expand our operations into the cultural tourism industry in China. The following are related corporate developments:

On August 15, 2024, the board of directors of Gongyu unanimously approved an investment to establish the JV, partnering with two individuals who bring profound academic backgrounds, along with extensive experience and resources in designing over a hundred cultural tourism projects across China. The JV will focus on planning, design, consulting, and promotion services for cultural tourism projects and products, as well as the development and management of cultural and tourism resources. Gongyu agrees to invest and secure a 51% equity interest in the JV, with one of the partners designated to assume the role of executive director of the JV.

Strategic Transition into the Wellness Industry

In 2023, we started implementing a strategic transition to expand our operation into the wellness industry in China. The following are related corporate developments:

●	On the Company’s annual general meeting held on September 26, 2023, the board of directors proposed, and the shareholders of the Company adopted a special resolution to change the Company’s name to “Golden Sun Health Technology Group Limited”.

●	On March 7, 2023, we incorporated Shanghai Fuyouyuan, a PRC limited liability company and a fifty-one-percent owned subsidiary of Gongyu. The Company also indirectly controls an additional 1% of the equity share of Shanghai Fuyouyuan through a 10% equity share held by Zhejiang Fuyouyuan, of which Lilong Logistic has a 10% equity share. Shanghai Fuyouyuan does not have active businesses as of the date of this annual report.

●	On April 3, 2023, we incorporated Golden Sun (SH), a Hong Kong limited company and a wholly owned subsidiary of Golden Sun Hong Kong. Golden Sun (SH) does not have active businesses as of the date of this annual report.

●	On August 15, 2023, we incorporated Shanghai Jinheyu, a PRC limited liability company and a 51% owned subsidiary of Gongyu Education. See “Item 4. INFORMATION ON THE COMPANY—b. Business Overview—Strategic Transition into the Wellness Industry” for Shanghai Jinheyu’s business.

●	On November 17, 2023 we incorporated Golden Sun Selection, a PRC limited liability company and a wholly owned subsidiary of Golden Sun Wenzhou. On December 21, 2023, we established Selection Hangzhou Branch as a branch office of Golden Sun Selection in Hang Zhou, Zhejiang Province. See “Item 4. INFORMATION ON THE COMPANY—b. Business Overview—Strategic Transition into the Wellness Industry” for Golden Sun Selection and Selection Hangzhou Branch’s business.

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

Our principal executive office is located at Room 503, Building C2, No. 1599, Xinjinqiao Road, Pudong New Area, Shanghai, China 200083. Our telephone number is +86-0577-56765303. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands, and the phone number of our registered office is +1-345-769 9372. We maintain a corporate website at http://www.jtyjyjt.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

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

We are a provider of tutorial services in China. Established in 1997 and headquartered in Shanghai, China, we have over twenty years of experience providing educational services that focus on the development of each of our student’s strengths and potential, and the promotion of life-long skills and interests in learning. Our tutorial centers span over five locations across Wenzhou city in Zhejiang province, and Shanghai city, China. Our operation includes four tutorial centers for children and adults, one educational company that partners with high schools to offer language classes to their students, and one logistics company that provides logistic and consulting services. In 2023, we started implementing a strategic transition to expand into the wellness industry in China. Through our new wellness business initiatives, we are endeavoring to establish our own wellness brands and an e-commerce platform to promote and sell wellness products.

Our centers offer the following tutorial programs:

●	Xianjin Technology offers various English and other foreign language tutorial programs and Gaokao and Zhongkao repeater tutorial programs to individual students as well as companies and other organizations.

●	Jicai Tutorial offers non-English foreign language tutorial programs to individual students, companies and other organizations.

●	Zhouzhi Tutorial offers non-English foreign language tutorial programs to individual students, companies and other organizations.

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

For the fiscal years ended September 30, 2024, 2023, and 2022, the total revenue was approximately $10.2 million, $6.2 million, and $10.8 million, and the net loss was approximately $4.0 million, $5.8 million, and $2.1 million, respectively. For the same aforementioned periods, the revenue derived from tutorial services accounted for 57%, 88%, and 86% of the total revenue, respectively; the revenue derived from logistics and consulting services and others accounted for 5%, 12%, and 14% of the total revenue, respectively and the revenue derived from e-commerce and others accounted for 38%, nil, and nil of the total revenue, respectively. The increase in revenue was mainly due to an increase of approximately $3.9 million from e-commerce segment and an increase of approximately $0.1 million from education segment in the year ended September 30, 2024.

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

The following table sets forth the basic information of our tutorial services as of December 31, 2024.

Name	Year Opened / Acquired	Type	Programs/ Services Offered	Number of Students	Number of Classes	Number of Teachers and Educational Staff
Yangfushan	2008/2018 (1)	Tutorial center; operates as a Not-for-profit school	Gaokao Repeater Tutorial Program	291	9	24
			Sub-total	291	9	24
Xianjin Technology	2012/2019 (2)	Tutorial center; operates as a company	Gaokao Repeater Tutorial Program	63	3	17
			English Program	314	49	20
			Non-English foreign Language Program	100	15	10
			Sub-total	477	67	47
Jicai (Hangzhou) Tutorial	2017/2019 (3)	Tutorial center; operates as a For-profit school	Non-English foreign Language Program	19	5	0
Zhouzhi Tutorial	2012/2019 (4)	Tutorial center; operated as a company	Non-English foreign Language Program	941	370	16
			Sub-total	960	375	16
Qinshang	2019	Operated as a company	Non-English foreign Language Program	299	10	13
			Sub-total	299	10	13
Total				2,027	461	100

(1)	Yangfushan Tutorial commenced operation in 2008. Mr. Weng acquired the school in 2008 and the school was later acquired by the Company in 2018.

(2)	Xianjin Technology commenced operation in 2012 and was acquired by the Company in 2019. Hongkou Tutorial ceased operation and transferred all of its existing business to Xianjin Technology on December 31, 2021. In December 2024, Hongkou Tutorial resumed teaching operations.

(3)	Hangzhou Jicai commenced operation in 2017, and were acquired by the Company in 2019.

(4)	Zhouzhi Tutorial is operated by Zhouzhi Culture, which commenced operation in 2012 and was acquired by the Company in 2019. The Company’s former tutorial center, Shanghai Jicai, transferred its business to Zhouzhi Culture in 2022.

Our Tutorial Centers

We operate tutorial centers through our PRC subsidiary, Golden Sun Wenzhou and its subsidiaries. Each center offers different programs and serves different groups of students.

Yangfushan Tutorial is the only full-time school for Gaokao repeaters in Wenzhou city, China. Students of Yangfushan Tutorial are Gaokao repeaters who are not satisfied with their previous Gaokao result and desire to retake the annual Gaokao, in order to achieve a better result and to potentially get into a better university or college. Students of Yangfushan Tutorial are enrolled for one year to retake the curriculum of the senior year of high school. For the 2024/2023, 2023/2022 and 2022/2021 school years, 100% of our students were successfully admitted to a 4-year university or 3-year associate college programs, with approximately 90% admitted to 4-year universities and approximately 40% admitted to Key Universities in China.

Xianjin Technology and Jicai Tutorial are tutorial centers that offer various language courses and part-time Gaokao and Zhongkao repeater courses to individual students and corporate customers. Individual students and corporate customers typically sign up to take a specific course for a period of time. The repeater courses offered at Xianjin Technology saw a 89.5%, 94.3% and 94.2% admittance rate into high schools in the 2024/2023, 2023/2022 and 2022/2021 school years, respectively.

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

As of December 31, 2024, Qinshang Education worked with 6 partner-schools serving approximately 299 students in 3 provinces in China.

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

According to the Decision on Amending the Law for Promoting Private Education of the PRC (the “Decision”), amended in December 2018, forprofit private schools have the discretion to determine the fees to be charged by taking into consideration of various factors such as the school operating costs and market demand, and no prior approval from government authorities is required, while not-for-profit private schools shall collect fees, pursuant to the measures stipulated by the local PRC government authorities.

Yangfushan Tutorial and Hangzhou Jicai were established as private schools and are subject to the provisions of the 2016 Private Education Law, which became effective on September 1, 2017, requiring them to register their status as not-for-profit or for-profit. Yangfushan Tutorial was established as not-for-profit schools, while Hangzhou Jicai was established as a for-profit school. In December 2024, Hongkou Tutorial resumed teaching operation and classified as a not-for-profit school.

According to government regulations, in order to change a not-for-profit school to a for-profit school, the school’s property first needs to be liquidated, which would cause large scale disruptions to our schools. In March 2021, the Company made the decision not to reregister its existing not-for-profit schools as for-profit schools.

As of the date of this annual report, Zhouzhi Tutorial, Qinshang Education and Xianjin Technology operate as companies rather than private schools, and therefore do not need to be registered as for-profit or not-for-profit schools.

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

As of December 31, 2024, we had approximately 2,027 students across China in our tutorial programs and partner-schools.

Our Teachers

We seek to hire teachers and educational staff who hold the necessary academic credentials, are dedicated and active professionals in their fields, and are committed to improving their students’ performance. Typically, our teachers have 10-20 years of educational experience. As of December 31, 2024, approximately 41.25% of our teachers and educational staff held a master’s degrees or above, 58.3% held bachelor’s degrees.

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

Tuition Fees

For our tutorial centers, tuition fees vary depending on the type of programs or courses we offer. For the years ended September 30, 2024, 2023, and 2022, the average fee charged per students in tutorial programs amounted to $1,398, $733, and $1,175, respectively.

Logistic and consulting services and others

In December 2019, the Company established Lilong Logistics to provide logistic, consulting, and catering services to our affiliated schools. Revenue generated from logistic and consulting services and others amounted to $471,801, $709,424, and $1,535,446 for the years ended 2024, 2023 and 2022, respectively.

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

Social media and traditional media advertising. We maintain several official accounts with the most used social media in China, WeChat, China’s largest social media mobile application and regularly post updates and news about our schools and tutorial centers on our official WeChat accounts. Currently, our 6 WeChat accounts have an aggregate of 4,973 followers. We also selectively post advertisement on university school campuses in their cafeteria and dormitory areas, as well as other areas with high traffic of our target students, such as newsstands.

Promotional events. From time to time, we organize in-person promotional and recruiting events so that prospective students and their parents can learn more about our tutorial centers, programs, teachers and services. Prospective students and their parents would be able to meet and interact with our teachers and staff, and ask questions about our tutorial centers.

Investment in Shanghai Daizong

To diversify our business and leverage our market position in the education industry, on May 10, 2023, Xianjin Technology entered into an equity transfer agreement to acquire nineteen percent (19%) of Shanghai Daizong for RMB 5,730,000 in cash. Shanghai Daizong is a PRC limited company that specializes in consultation services on study abroad and overseas cultural exchange events. As of September 30, 2024, based on the financial conditions and operating performances in Daizong, a full impairment loss of $794,178 was applied against this investment.

Strategic Transition in the Cultural Tourism Industry in 2024

In 2024, we started implementing a strategic transition to expand our operations into the cultural tourism industry in China. Through a joint venture named Shanghai Fuyang Cultural Tourism Development Co., Ltd., between our subsidiary Shanghai Golden Sun Gongyu Education Technology Co., Ltd., which invested 51% equity interest in the joint venture, and two individuals who bring profound academic backgrounds, we are endeavoring to establish our own cultural tourism platform that will further diversify the Company’s revenue streams while leveraging its years’ expertise in education technology to create synergies within the joint venture. We did not generate any revenue from our wellness business in fiscal year 2024.

Strategic Transition into the Wellness Industry in 2023

In 2023, we started implementing a strategic transition to expand our operations into the wellness industry in China. Through our new wellness business initiatives, we are endeavoring to establish our own wellness brands and an e-commerce platform that will be used to promote and sell wellness products. We did not generate material revenue from our wellness business in fiscal year 2024 and 2023.

White Tea Oral Health Products

Shanghai Jinheyu, our subsidiary established in 2023, has developed Fuding White Tea (福鼎白茶) brand white tea oral health products, which currently include toothpaste, mouth freshening spray, and mouthwash. These products contain Fuding white tea (a specialty white tea produced in Fuding City, a village in Fujian province, China) and other Chinese traditional medicines that are believed may have the ability to alleviate certain oral health problems, such as tooth decay and bad smelling breath. We have commissioned Suzhou Qingxin Health Technology Co., Ltd., a Chinese manufacturer of oral products, to produce our oral health products. In December 2023, we launched the Fuding White Tea oral health products on various e-commerce platforms in China, including JD.com, Taobao, Red (小红书), and Yundinghuo (云订货). In September 2023, we applied for trademarks for “Fuding White Tea (福鼎白茶)” and “Jinheyu (金合宇)”. In January 2024, we submitted patent applications to the China National Intellectual Property Administration for the three white tea oral health products.

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

On April 10, 2023, the Company entered into a share purchase agreement to purchase an approximate100% equity interest of Kaiye (Wenzhou) for a total consideration of US$5 million in cash, to be paid in three installments. Kaiye (Wenzhou) is a provider of a waterfront tourism project development. On September 20, 2023, the parties entered into a supplemental agreement to clarify certain terms under the share purchase agreement. As of the date of this annual report, the process of this acquisition has not completed yet.

On Feburary 23, 2023, Wenzhou Lilong entered into an equity transfer agreement to acquire ten percent (10%) of Zhejiang Fuyouyuan’s equity shares for RMB 2 million in cash. Zhejiang Fuyouyuan’s primary business includes health consultation services, health management services, and medical care services.

Facilities

We do not own any real estate properties, and currently lease properties with a total combined gross floor area and site area of approximately80,651 square feet in Wenzhou City Zhejiang province, and Shanghai City, from various non-related entities or grants of use from the local government.

The below table sets forth a summary of our facilities as of the date of this annual report:

No.	Entity	Lease (L)/ Own (O)	Lease Amount	Area	Location	Lease Term
1	Yangfushan Tutorial	L	$41,208/year	GFA: 24,980 sq ft	Ouhai District, Wenzhou City	Aug 1, 2024-Apr 30, 2029

2	Xianjin Technology	L	$4,445/month	GFA: 2,121 sq ft	Hongkou District, Shanghai	Jan 1, 2023- Dec 31, 2024

3	Xianjin Technology	L	$2,969 /month	GFA:1,109 sq ft	Hongkou District, Shanghai	Sep 1, 2024- Aug 31, 2025

4	Xianjin Technology	L	$75,998 /year	GFA: 2,731 sq ft	Pudong New District, Shanghai	Sep 1, 2024- Aug 31, 2025

5	Golden Sun Wenzhou	L	$16,483 /year	GFA: 4,521 sq ft	Lucheng District, Wenzhou City	Oct 1, 2024- Sep 30, 2025

6	Lilong Logistics	L	Free	GFA: 549 sq ft	Longwan District, Wenzhou City	Feb1, 2024-Jan 31, 2029

7	Lilong Logistics	L	$48,076/year	GFA: 32,666 sq ft	Ouhai District, Wenzhou City	Aug 1, 2024-Apr 30, 202

8	Gongyu Education	L	$10,129/year	GFA: 7,908 sq ft	Pudong New District, Shanghai	Apr1, 2024- Mar 31, 2027

9	Shanghai Fuyang	L	$1,163/month	GFA: 726 sq ft	Yangpu District, Shanghai	Sep20, 2024-Sep190, 2025

10	Golden Sun Selection	L	$31,117/year Increase every year	GFA:3,340 sq ft	Binjiang District, Hangzhou City	Nov22, 2024-Nov21, 2025

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

Employees

We and our PRC operating entities had 217, 336, and 377 employees as of September 30, 2024, 2023, and 2022, respectively. As of December 31, 2024, we had 210 employees. The following table sets forth the numbers of our employees, categorized by function as of December 31, 2024.

As of
December 31,
2024
Teachers	100
Cafeteria and dining hall staff	11
Student living staff	4
Security and safety staff	3
Technology staff	25
Management and Administrative staff	67
Total	210

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

Seasonality

We do not experience impact of seasonality in our overall operations.

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

On December 28, 2002, the Standing Committee of the National People’s Congress, promulgated the Law for Promoting Private Education of PRC, or the Law for Promoting Private Education and was later amended on December 29, 2018. Pursuant to the Law for Promoting Private Education, with regard to private schools, the State applies the principles of enthusiastic encouragement, vigorous support, correct guidance, and administration according to law. The sponsors of private schools may establish non-profit or for-profit private schools at their own discretion. However, they shall not establish for-profit private schools providing mandatory education. The sponsor of a non-profit private school shall not gain proceeds from school running, and the cash surplus of the school shall be used for school running. The sponsor of a for-profit private school may gain proceeds from school running, and the cash surplus of the school shall be disposed of in accordance with the Company Law and other relevant laws and administrative regulations. As of the date of this annual report, among all of tutorial centers registered as schools, Yangfushan Tutorial and Hongkou Tutorial are not-for-profit schools.

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

On April 7, 2021, the revised Implementing Regulation was promulgated, and became effective on September 1, 2021. The revised Implementing Regulation regulates the establishment, organization and operation of private schools, teachers and educators, assets and financial management of schools, etc. The Implementing Regulation prohibits foreign investment in private schools. In addition, Article 13 of the Implementing Regulation states that “No social organization or individual may, by means of merger, acquisition, agreement-based control, etc., control any private school that provides compulsory education or any non-profit private school that provides pre-school education”. Furthermore, the Implementing Regulation prohibits a private school that provides compulsory education to conduct any transactions with any interested related party. Regarding the organization and operation of private schools, the Implementing Regulation further stipulates that members of the board or other forms of decision making bodies of private schools that provide compulsory education, shall have the nationality of the People’s Republic of China and shall be appointed by the supervision and approval authority. In order to be compliant with the revised Implementing Regulation, the Company completed a Reorganization in September 2021 and divested the operations of two private schools through contractual arrangements. It is the opinion of our PRC counsel that the Company is currently compliant with the revised Implementing Regulation.

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

7.	Local Regulations related to Private Education in Shanghai

On March 31, 2022, the Shanghai Municipal Education Commission and other five authorities jointly issued the Implementation Measures for the Establishment and Management of Off - campus Training Institutions in Shanghai, or “the Implementation Measures”, which applies to academic training for students in the compulsory education stage and ordinary high school students, as well as cultural and artistic, sports, science and technology, and non-academic cultural knowledge training for primary and secondary school students and preschool children within the administrative area of Shanghai Municipality through online or offline means. Pursuant to the Implementation Measures, the establishment of off-campus training institutions shall meet the corresponding establishment standards, and the establishment standards are to be led by the corresponding industry regulatory authorities.

On December 26, 2017, local government of Shanghai issued Implementation Opinions on Promoting the Healthy Development of Private Education. This Implementation Opinions provide guidance for the development of local private education. For example, this Implementation Opinions (1) details the implementation of classified management for profit/non-profit institutions and designates multiple government departments to jointly promote this work; (2) details the tuition reform arrangements, and clarifies that the charging standards of for-profit private schools are determined by the schools themselves; (3) emphasizes that private schools should pay social insurance premiums and housing provident funds for teachers and staff in full in accordance with the law. Besides, this Implementation Opinions also arranged specific work in other areas and designated corresponding responsible government agencies.

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

The Guideline, jointly issued by the general offices of the Communist Party of China Central Committee and the State Council, was released on July 24, 2021. The Guideline mainly includes the following:

(1)	Primary and middle schools shall reduce the amount and the difficulty of homework and offer after-school service with activities such as homework tutoring, sports, arts, reading, hobbies, and other extra-curricular activities.

(2)	Educational departments should use national and local education teaching resource platforms and school network platforms to provide students with high-quality educational resources and learning resources covering all grades and subjects for free.

(3)	Regulations for the development of tutoring institutions, including: (a) tutoring institutions providing after-school tutoring services on academic subjects in China’s compulsory education system, or Academic AST Institutions, need to be registered as non-profit, no approval will be granted to new Academic AST Institutions, and an approval mechanism will be adopted for online Academic AST Institutions; (b) local government shall clarify the corresponding competent authorities for the management of different types of tutoring institutions for nonacademic course; (c) Academic AST Institutions are strictly prohibited from conducting capitalized operations, including IPOs, accepting investment from listed companies whose investment funds are from stock market financings, or sales of assets to listed companies; (d) foreign capital is not allowed to control or participate in Academic AST Institutions through mergers and acquisitions, entrusted operations, franchise chains, and the use of variable interest entities; (e) tutoring institutions are not allowed to teach foreign education courses or content too advanced for the school curriculum; (f) tutoring institutions cannot conduct academic course training on weekends, national holidays or winter and summer vacations; (g) personnel providing academic subject training services must have corresponding teacher qualifications, and the teacher qualification information must be displayed in the tutoring institutions’ premises or on their websites; (h) strictly control the excessive influx of capital into tutoring institutions, the financing and fees of tutoring institutions should be mainly used for training business operations; (i) unfair competition in the form of fictitious original prices, false discounts, and false propaganda for the promotion of business are strictly prohibited, and industry monopolies shall be resolutely investigated and dealt with in accordance with laws and regulations; (j) online training should pay attention to protecting the eyesight of students - each online session should be no more than 30 minutes, the interval between courses should be no less than 10 minutes, and the training end time should be no later than 9pm; (k) online tutoring institutions shall not provide and disseminate unhealthy learning methods such as “photographic search for questions”; and (k) it is strictly forbidden to hire foreign personnel who are not in China to carry out training activities.

(4)	Improve the overall quality of education and accelerate the reduction of the education quality gap between urban and rural areas, regions, and schools.

(5)	Strengthen the management of tutoring institutions advertisements. Mainstream media, new media, public places, various billboards and online platforms in residential areas, etc. shall not publish or broadcast tutoring institutions advertisements. Commercial advertising activities shall not be carried out in primary and middle schools and kindergartens, and advertisements shall not be published or disguised in disguised form using textbooks, auxiliary materials, exercise books, stationery, teaching aids, school uniforms, school buses, etc.

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

In accordance with the Guideline and the Notice, the Company currently assesses that its tutorial centers are not Academic AST Institutions that provide academic subjects in China’s compulsory education system. Yangfushan Tutorial offers Gaokao repeater tutorial program to high school students who retake Gaokao; Xianjin Technology offers various English and other foreign language tutorial programs and Gaokao and Zhongkao repeater tutorial programs; Jicai Tutorial offers non-English foreign language tutorial programs. Neither the Gaokao repeater tutorial program nor the Zhongkao repeater tutorial programs offer academic subjects included on the Notice, and the foreign language programs provided by Xianjin Technology and Jicai Tutorial are not provided in accordance with “learning content of the national curriculum standards”. To confirm its assessment, after the issuance of the Guideline, the Company contacted local government authorities and received verbal confirmation that its three tutorial institutions are not Academic AST Institutions and shall not be implicated by the restrictions in Paragraph 3 targeting Academic AST Institutions.

On November 22, 2023, the State Medical Products Administration issued the Provisions on the Management of Toothpaste Filing Materials, or “the Provisions”. The Provisions stipulates the materials to be submitted for the filing of toothpaste produced and sold in the territory of the PRC.

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

Regulations Relating to Travel Industry

On April 25, 2013, the Standing Committee of the National People’s Congress promulgated the Tourism Law of the PRC (Revised in 2018), provides that, to establish a travel agency, attract, organize and receive tourists, and provide tourism services shall obtain the approval from the tourism authorities, make the commercial registration, and meet specific requirements. Pursuant to the Regulations on Travel Agencies (Revised in 2020), and the Rules for the Implementation of the Regulations on Travel Agencies (Revised in 2016), “travel agency” refers to the business entities engaging in such activities as soliciting, organizing and receiving tourists, providing services related to tourism and conducting domestic travel business, inbound travel business or outbound travel business. A travel agency applying for domestic travel and inbound travel business shall have a registered capital of not less than 300,000 RMB and file an application to the competent authorities for the travel agency business license.

Our Cultural Tourism business caters primarily to travelers travelling in China. Our suppliers will provide services for the customers. Our suppliers are required to comply with all registrations and requirements for the issuance and maintenance of licenses required by the governing bodies, and to maintain all license fees and filings current. Therefore, we are not subject to People’s Republic of China (PRC) and other law and regulations, but our suppliers are subject to PRC and other law and regulations.

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

3.	Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2024)

On September 6, 2024, the Ministry of Commerce and the National Development and Reform Commission jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2024). Negative List (Edition 2024) stimulates that pre-school education, ordinary high school and higher education institutions are subject to Sino-foreign cooperative education, and must be led by the Chinese Party (the president or the chief executive shall have Chinese nationality, and the Chinese Party shall comprise not less than half of the council, board or joint administrative committee).

It is prohibited to invest in mandatory education institutions or religious education institutions. Furthermore, training business is not on the Negative List (Edition 2024).

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

The Trial Measures and the revised Provisions that issued by the PRC authorities may subject us to additional compliance requirements in the future. See “Risk Factors — Risks Related to Doing Business in China — The Trial Measures and the revised Provisions issued by the PRC authorities may subject us to additional compliance requirements in the future.”

Regulations Related to Intellectual Property Rights

1.	Trademarks

The SCNPC adopted The Trademark Law of PRC in 1982 and revised it in 1993, 2001, 2013 and 2019 respectively, with its implementation rules adopted in 2002 and revised in 2014 by the State Council. The PRC Trademark Office of the State Administration for Industry and Commerce, currently known as PRC State Intellectual Property Office of the State Administration for Market Regulation, or the Trademark Office, handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a ‘first-to-file’ principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a ‘sufficient degree of reputation’ through such party’s use.

2.	Patents

The SCNPC adopted the Patent Law of PRC in 1984 and amended it in 1992, 2000, 2008, and 2020, respectively. A patentable invention or utility model must meet three conditions, namely novelty, inventiveness and practical applicability. A design patentable shall not fall under the existing designs, and no other entity has submitted an application for a same design prior to the filing date. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model and a fifteen-year term for a design, all starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

3.	Copyrights

The SCNPC adopted The Copyright Law of PRC in 1982 and revised it in 2001, 2010, and 2020, respectively. Work of Chinese citizens, legal persons or other organizations shall enjoy copyright pursuant to this Law regardless of whether they are published. Work shall shall refer to original intellectual achievements in the fields of literature, art and science which can be expressed in a certain form, including: (1) Written works; (2) Oral works; (3) Musical, dramatic, opera, dance, acrobatic artistic works; (4) Art, architectural works; (5) Photographic works;(6) Audio-visual works; (7) Graphic works and model works such as engineering design plan, product design plan, map, schematic diagram, etc.; (8) Computer software; and (9) Any other intellectual achievements which comply with the characteristics of the works. Persons who have committed the infringement acts shall bear civil liability to stop the infringement, eliminate the impact, make apologies, compensate losses, etc., in accordance with the circumstances.

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

Regulations Related to Employment

On June 29, 2007, the SCNPC, adopted the Labor Contract Law of PRC, or the Labor Contract Law, which became effective as of January 1, 2008 and was revised in 2012. The Labor Contract Law requires employers to enter into written contracts with their employees, restricts the use of temporary workers. Pursuant to the Labor Contract Law, employment contracts lawfully executed prior to the implementation of the Labor Contract Law and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the Labor Contract Law but no written employment contract was concluded, a contract must be concluded within one month after the Labor Contract Law’s implementation. All PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. According to the Social Insurance Law promulgated by SCNPC effective from July 1, 2011 (revised on December 29, 2018), Regulation of Insurance for Work-Related Injury, Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, Interim Regulation on the Collection and Payment of Social Insurance Premiums and Specification for Social Insurance Registration Service, an employer is required to contribute the social insurance for its employees in China, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002, and March 24, 2019 respectively, an employer is required to make contributions to a housing fund for its employees. Our PRC operating entities participate in various employee social security plans for part of our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. Our PRC operating entities compensate our employees with basic salaries as well as performance-based bonuses. However, our PRC operating entities did not make adequate social insurance and housing fund contributions for all employees as required by PRC regulations. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Our Business—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (the “Circular 19”), effective on June 1, 2015, in replacement of SAFE Circular 142 (the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans or the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment (the “Circular 28”), effective on October 23, 2019, which allows non-investment foreign-funded enterprises to make domestic equity investment with their capital funds in accordance with the law on the premise that the existing special administrative measures (negative list) for foreign investment access are not violated and the projects invested thereby in China are true and compliant.

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

Regulations Related to PRC Company

The Company Law of PRC, or the Company Law was promulgated on December 29, 1993 and revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018, and December 29, 2023, respectively. According to the Company Law, companies are generally divided into two categories: limited liability companies and joint stock limited companies. The Company Law also applies to foreign-invested limited liability companies, but if other relevant laws on foreign investment provide otherwise, those provisions shall be adopted. The Company Law revised in 2023 provides that the registered capital subscribed for by all the shareholders shall, according to the articles of association, be fully paid up by the shareholders within 5 years as of the date of establishment, unless otherwise provided by laws and regulations. On July 1, 2024, the State Council promulgated the Provisions of the State Council on Implementation of the Registered Capital Management System under the Company Law of the PRC. Pursuant to the Provisions, for a company registered for incorporation before June 30, 2024, if the remaining capital contribution period of a limited liability company exceeds five years as from July 1, 2027, the company shall adjust the remaining capital contribution period to five years by June 30, 2027, and record the same in its articles of association.

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

Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, SAFE issued SAFE Circular 37, which regulates foreign exchange matters in relation to the use of SPVs by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises (namely, Golden Sun Wenzhou) to obtain the ownership, control rights, and management rights of Ouhai Art School. Circular 37 requires that, before making contributions to an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

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

Our major shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by SAFE Circular 37.

Regulations Related to Foreign Debt

As an offshore holding company, we may make additional capital contributions to Golden Sun Wenzhou subject to approval from the local department of commerce and SAFE, with no limitation on the amount of capital contributions. We may also make loans to Golden Sun Wenzhou subject to the approval from SAFE or its local office and the limitation on the amount of loans.

By means of making loans, Golden Sun Wenzhou is subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the NDRC, SAFE, and Ministry of Finance, or “MOF,” jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the “Foreign Debts Provisions,” which became effective on March 1, 2003, and revised in 2022. Pursuant to the Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested enterprise shall not exceed the difference between the total investment in projects as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested enterprise. In addition, on January 12, 2017, the People’s Bank of China, or the “PBOC”, issued the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested enterprises and domestic-invested enterprises. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested enterprises and domestic-invested enterprises is calculated as twice the net assets of such enterprises. As to net assets, the enterprises shall take the net assets value stated in their latest audited financial statements.

The PBOC Circular 9 does not supersede the Foreign Debts Provisions, but rather serve as a supplement to it. It provides a one-year transitional period from January 11, 2017 for foreign-invested enterprises, during which foreign-invested enterprises, such as Golden Sun Wenzhou, could adopt their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and SAFE shall re-evaluate the calculation method for foreign-invested enterprises and determine what the applicable calculation method should be. As of the date of this annual report, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard.

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

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and most recently amended in 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

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

Overview

We are an exempted company incorporated in the Cayman Islands that serves as a holding company with no material operations of our own. As a holding company, we conduct operations in the PRC through our operating subsidiaries which are incorporated in the PRC. We are a provider of non-English foreign language tutorial services, with a primary focus on the Spanish language, in China. Established in 1997 and headquartered in Shanghai, China, we have over twenty years of experience providing educational services that focus on the development of each of our student’s strengths and potential, and the promotion of life-long skills and interests in learning. As previously reported in our annual report on Form 20-F for the fiscal year ended September 30, 2023, in 2023 we initiated a strategic expansion and transition into the wellness industry and the e-commerce space in China. Our new business initiatives aim to establish our own wellness brands and develop an e-commerce platform to promote and sell wellness products. As part of this expansion, the Company established a wholly-owned subsidiary, Zhejiang Golden Sun Selection Technology Co., Ltd on November 17, 2023. In fiscal year ended September 30, 2024, we have further expanded our operations by entering the cultural tourism industry.

During the year ended September 30, 2024 (“fiscal year 2024”), our revenue increased by approximately 65%, to approximately $10.2 million from approximately $6.2 million for the year ended September 30, 2023 (“fiscal year 2023”). In fiscal year 2024, our net loss decreased by approximately $1.8 million to approximately $4.0 million from approximately $5.8 million in fiscal year 2023. The increased revenue is primarily attributable to the increased revenue from e-commerce segment. The decrease in net loss was due to increased revenue and decreased operating expenses.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	The number of students enrolled is largely driven by the demand for our tutorial programs, our reputation and brand recognition and our ability to improve the variety and quality of the programs we offer.

●	Pricing of our tuition fees is affected by the tuition policy set by governments. Article 38 of the Law for Promoting Private Education stipulates that the items and rates of fees to be charged by private schools shall be determined based on the cost of running a school, market demands and other relevant factors, and must be made available to the public. Tuition and fee rates for private schools are subject to supervision by the relevant authorities. Provincial governments, autonomous regions governments and centrally-administered municipalities set guidelines on fees for not-for-profit schools. The tuition criteria of for-profit private schools are subject to market conditions and shall be determined by the schools themselves. Currently, fees for our not-for-profit schools are determined by the school and filed with the relevant authorities for its supervision, while fees for our for-profit schools are primarily based on demand for our courses, the targeted market for our courses and fees charged by our competitors for the same or similar courses.

●	Our ability to manage our cost of revenues directly affects our profitability. Our cost of revenues mainly consists of labor costs, which are compensation for our teachers and educational staff, student-related costs, depreciation expenses and lease payment for our schools and tutorial centers.

●	In 2023, we started implementing a strategic transition to expand into the wellness and e-commerce industry in China. In late 2023, we also entered the e-commerce industry. Our ability to execute the new growth strategy will affect our future results.

Risks and Uncertainties

We have substantial operations in China through our PRC subsidiaries. Accordingly, our business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. Our results may be adversely affected by changes in the political, regulatory, and social conditions in the PRC. While we believe that the Company is in compliance with existing laws and regulations, this compliance may not be indicative of future results. Additionally, our business, financial condition, and results of operations may be negatively impacted by various risks including, but not limited to, regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents. These events could potentially and significantly disrupt our operations. Management continuously monitors these risks and uncertainties and strives to mitigate their potential impact through strategic planning and operational adjustments.

Results of Operations

For the fiscal years ended September 30, 2024 and 2023

Revenue

The following table sets forth the breakdown of our revenue for the periods presented:

	For the fiscal years ended September 30,
	2024		2023
Revenue by type	Amount	% of total revenue	Amount	% of total revenue	Change	% Change
Tutorial services	$5,825,005	57%	$5,446,169	88%	$378,836	7%
Logistic, consulting services and others	471,801	5%	709,424	12%	(237,623)	(33)%
E-commerce services	3,862,214	38%	-	-%	3,862,214	-%
Total revenue	$10,159,020	100%	$6,155,593	100%	$4,003,427	65%

Revenue increased by approximately $4.0 million, or 65%, to approximately $10.2 million in fiscal year 2024, from approximately $6.2 million in fiscal year 2023. The increase in revenue was mainly due to an increase of approximately $3.9 million from e-commerce segment and an increase of approximately $0.1 million from education segment in the year ended September 30, 2024.

Education segment

Tutorial services

Our tutorial services revenue increased by approximately $0.4 million, or 7%, to approximately $5.8 million in fiscal year 2024, from approximately $5.4 million in fiscal year 2023. Our average revenue recognized per student increased by $665 from $733 per student in fiscal year 2023 to $1,398 per student in fiscal year 2024. The total number of student enrollment in our tutorial programs decreased by 3,263 from an aggregate of 7,430 students in fiscal year 2023 to an aggregate of 4,167 students in fiscal year 2024.

Logistic and consulting services and others

Logistic and consulting services and others revenue decreased by approximately $0.2 million, or 33%, to approximately $0.5 million in fiscal year 2024, from approximately $0.7 million in fiscal year 2023. The decrease was mainly due to a decrease in our consulting and catering services offered to our affiliated schools, mainly as a result of the decreased demand for such services.

E-commerce segment

Beginning in November 2023, we started providing e-commerce service and related products on e-commerce platforms, which has generated approximately $3.9 million in revenue. We expect to generate more revenue from e-commerce segment.

Cost of Revenues

Cost of revenues increased by approximately $3.4 million, or 79%, to approximately $7.8 million in fiscal year 2024, from approximately $4.4 million in fiscal year 2023. The increase in cost of revenues in fiscal year 2024 was mainly due to an increase of approximately $4.1 million cost of revenue from e-commerce segment, offset by a decrease of approximately $0.7 million labor cost from education segment as a result of personnel optimization in fiscal year 2024.

Gross profit

Gross profit increased by approximately $0.6 million, or 32%, to approximately $2.4 million in fiscal year 2024, from approximately $1.8 million in fiscal year 2023. The increase in gross profit was mainly due to an increase of approximately $0.8 million from education segment. Gross margin for education segment and e-commerce segment were 41% and negative 6% in fiscal year 2024, respectively, as compared to 29% and nil in fiscal year 2023, respectively. We just initiated e-commerce business in the later fiscal year 2023 and are expanding such business with negative gross margin in fiscal year 2024.

Operating Expenses

	For the fiscal years ended September 30,
	2024		2023
	Amount	% of revenue	Amount	% of revenue	Change	% Change
Selling expenses	$762,451	8%	$1,102,019	18%	$(339,568)	(31)%
General and administrative expenses	4,163,160	41%	6,828,120	111%	(2,664,960)	(39)%
Total	$4,925,611	49%	$7,930,139	129%	$(3,004,528)	(38)%

Total operating expenses decreased by approximately $3.0 million, or 38%, to approximately $4.9 million in fiscal year 2024, from approximately $7.9 million in fiscal year 2023. The decrease in operating expenses was mainly due to a decrease of approximately $2.7 million in general and administrative expenses and a decrease of $0.3 million in selling expenses in fiscal year 2024.

Selling expenses

Selling expenses decreased by approximately $0.3 million, or 31%, to approximately $0.8 million in fiscal year 2024, from approximately $1.1 million in fiscal year 2023. The decrease in selling expenses was mainly due to a decrease in commissions to partner schools of approximately $0.3 million in fiscal year 2024.

General and administrative expenses

General and administrative expenses decreased by approximately $2.7 million, or 39%, to approximately $4.2 million in fiscal year 2024, from approximately $6.8 million in fiscal year 2023. The decrease in general and administrative expenses was mainly driven by a decrease of approximately $1.8 million in stock-based compensation and a decrease of approximately $0.6 million in employee expense in fiscal year 2024. As a percentage of revenues, general and administrative expenses represented approximately 41% and 111% of our total revenues in fiscal year 2024 and 2023, respectively.

Interest expense, net

Our net interest expense decreased by approximately $0.1 million, or 27%, to approximately $0.2 million in fiscal year 2024, from approximately $0.3 million in fiscal years 2023. The decrease was mainly attributable to the decrease of the average interest rate in fiscal year 2024.

Investment loss

Our investment loss increased by approximately $0.8 million, or 4,228%, to approximately $0.8 million in fiscal year 2024, from approximately $0.02 million in fiscal years 2023. The investment loss was primarily attributable to an impairment loss of $0.8 million in the long-term investments in fiscal year 2024.

Other (expense) income, net

Our other expense amounted to approximately $0.3 million in fiscal year 2024, which mainly consisted of compensation expenses to customers and loss on disposition of property and equipment. Other income amounted to approximately $0.8 million in fiscal year 2023, which mainly consisted of government subsidies.

Loss before income taxes

Loss before income tax decreased by approximately $1.7 million, or 30%, to approximately $4.0 million in fiscal year 2024, from approximately $5.6 million in fiscal year 2023. The decrease was primarily attributable to lower operating expenses offset by increased other expense in fiscal year 2024, as stated above.

Provision for income taxes

Income tax provision amounted to approximately $0.02 million in fiscal year 2024. The income tax expenses were generated by our several profitable subsidiaries, including Yangfushan Tutorial and Hangzhou Jicai. We incurred a sizable loss in Golden Sun Selection, Xianjin Technology, and Qinshang Education; we also incurred loss in Golden Sun Wenzhou, Lilong Logistics, and Golden Sun Hong Kong subsidiaries. However, these losses can’t be used to offset the profits of other subsidiaries. As a result, despite experiencing a loss on a consolidated level, we still incurred income tax expenses.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. All our PRC subsidiaries are qualified as small and micro enterprises for the year ended September 30, 2024, thus, the preferential effective tax rates of 2.5%-5% are applied to these entities.

Net loss

Our net loss decreased by approximately $1.8 million, or 31%, to approximately $4.0 million in fiscal year 2024, from approximately $5.8 million in fiscal year 2023.

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

Qinshang Education, a subsidiary of the Company established in December 2019, generates revenue by partnering with high schools to provide non-English foreign languages tutoring services, primarily in Spanish. The tutorial services revenue generated by Qingshang Education decreased by approximately $2.1 million, or 66%, from approximately $3.1 million in fiscal year 2022 to approximately $1.0 million in fiscal year 2023. The number of our partner-schools decreased from 58 in fiscal year 2022 to 45 in fiscal year 2023. For Qingshang Education, the number of students enrolled in its non-English foreign language tutorial programs decreased from 3,041 in fiscal year 2022 to 2,154, and as the new recruits took fewer course hours, the average revenue per student decreased from $1,023 in fiscal year 2022 to $485 in fiscal year 2023. Furthermore, other tutorial centers (Zhouzhi Culture, Hangzhou Jicai, and Yangfushan) also incurred decreases in their revenues by an aggregated amount of approximately $1.8 million, or 29%, from approximately $6.2 million in fiscal year 2022 to approximately $4.4 million in fiscal year 2023. The foregoing factors all contributed to the decrease in our tutorial services revenue.

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

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. For the fiscal years 2023 and 2022, our subsidiaries were subject to statutory 25% income tax rate.

Net loss

Our net loss from continuing operations was approximately $5.8 million in fiscal year 2023, compared to approximately $2.1 million in fiscal year 2022.

Liquidity and Capital Resources

In assessing liquidity, we monitor and analyze cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. In fiscal year 2024, our revenue increased by approximately $4.0 million to approximately $10.2 million from approximately $6.2 million in fiscal year 2023. Our net loss decreased by approximately $1.8 million, or 31%, to approximately $4.0 million in fiscal year 2024, from approximately $5.8 million in fiscal year 2023. We have previously funded our working capital needs primarily from the IPO proceeds, operations, bank loans, and advances from shareholders, and we intend to continue doing so in the near future.

We currently plan to fund our operations mainly through cash flow from its operations, renewal of bank borrowings, and support from controlling shareholders, if necessary, to ensure sufficient working capital. As of September 30, 2024, we had negative working capital. Deferred revenue included in current liabilities amounted to approximately $4.1 million, mainly presenting the deferred tuition payments that will be recognized as revenue in the next fiscal year when the services are provided. As of September 30, 2024, we had short-term loan and long-term loans in aggregate of approximately $3.3 million. We expect to obtain new bank loans or renew existing bank loans upon maturity based on past experience and our good credit history. Management is evaluating different strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, additional funding from current or new investors, officers and directors and debt financing. The principal shareholder of the Company has made pledges to provide financial support to us whenever necessary. We cannot provide assurances that we will be able to secure additional funding when needed or at all, or, if secured, that such funding would be on favorable terms. There can be no assurance that any of these future-funding efforts will be successful. If we are unable to obtain additional financing, we may be required to reduce the scope of operations, including planned product development and marketing efforts, which could materially and adversely harm our financial condition and operating results. Our ability to continue as a going concern is dependent upon our ability to obtain additional capital, for which there can be no assurance we will be able to accomplish on a timely basis, on favorable terms or at all.

As of September 30, 2024, the Company had cash and cash equivalents of approximately $0.8 million and total outstanding debt of approximately $3.3 million. Subsequent to the fiscal year-end, the Company entered into a loan agreement and completed a financing transaction to enhance its liquidity position and support its operational and strategic initiatives.

Loan Agreement with China Construction Bank

On October 23, 2024, the Company entered into a loan agreement with China Construction Bank, pursuant to which it secured an unsecured revolving line of credit with a term of one year, providing a facility of up to $76,237 (535,000 RMB). The facility is available to the Company from October 23, 2024, to October 23, 2025, at a fixed interest rate of 3.85% per annum. This revolving credit facility provides the Company with additional short-term liquidity to support working capital and general corporate purposes. The Company may draw on this facility as needed, subject to compliance with its terms and conditions.

Securities Purchase Agreement and Issuance of Convertible Notes

On October 28, 2024, the Company entered into a Securities Purchase Agreement with two accredited investors (the “Buyer”) to issue and sell (i) secured convertible notes in an aggregate original principal amount of $5,000,000 (the “Notes”), and (ii) warrants to acquire common shares of the Company, equal to 180% of the quotient obtained by dividing (a) the original aggregate principal amount of the Notes, by (b) the Conversion Price.

The Conversion Price of the Notes is set at 70% of the lowest closing market trading price of the Company’s common stock during the fifteen (15) trading days prior to either (i) the first conversion notice for the Notes or Warrants or (ii) each subsequent conversion notice, at the Holder’s sole discretion.

The Notes mature on November 2, 2025, and accrue interest at an annual rate of 2.75% per annum. The Company received gross proceeds of $4.8 million from this transaction.

This financing strengthens the Company’s financial position by providing additional capital for general corporate purposes, working capital, and potential strategic initiatives. The convertible nature of the Notes provides flexibility in managing the Company’s capital structure while offering investors the ability to participate in the Company’s potential upside.

Impact on Financial Position

The China Construction Bank credit facility and the convertible notes issuance has provided the Company with additional liquidity and financial flexibility. The Company expects that its existing cash resources, combined with these financing arrangements, will be sufficient to meet its anticipated operating, investing, and financing needs over the next 12 months. However, the conversion terms of the Notes may result in potential dilution to existing shareholders, depending on future stock price movements and investor conversions.

The Company continues to evaluate its capital structure and financing needs and may seek additional funding as necessary to support its growth strategy.

Cash flows

For the years ended September 30, 2024, 2023 and 2022

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal years ended
	September 30, 2024	September 30, 2023	September 30, 2022
Net cash (used in) provided by operating activities	$(4,900,883)	$(4,216,061)	$910,251
Net cash used in investing activities	(1,973,409)	(9,450,571)	(174,074)
Net cash provided by financing activities	1,117,204	246,801	18,634,264
Effect of exchange rate changes on cash and cash equivalents	44,002	(374,962)	(215,720)
Net (decrease) increase in cash and cash equivalents	$(5,713,086)	$(13,794,793)	$19,154,721

Operating Activities

Net cash used in operating activities was approximately $4.9 million in fiscal year 2024. Net cash used in operating activities in fiscal year 2024 mainly consisted of a net loss $4.0 million, adjustments of approximately $1.6 million non-cash items, an increase of approximately $2.4 million in prepayments and other assets and a decrease of approximately $0.5 million in operating lease liabilities, offset by an increase of $0.4 million in account payable.

Net cash used in operating activities was approximately $4.2 million in fiscal year 2023. Net cash used in operating activities in fiscal year 2023 mainly consisted of a net loss $5.8 million, adjustments of approximately $2.4 million non-cash items, and a decrease of approximately $1.1 million in accrued expenses and other liabilities.

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

Investing Activities

Net cash used in investing activities was approximately $2.0 million in fiscal year 2024, which mainly consisted of approximately $1.7 million paid for acquisition, approximately $0.1 million paid for long-term investments and approximately $0.1 million for purchase of property and equipment used in operation.

Net cash used in investing activities was approximately $9.5 million in fiscal year 2023, which mainly consisted of approximately $5.4 million paid for long-term investments, approximately $3.7 million paid for acquisition and approximately $0.2 million for purchase of property and equipment used in school operation.

Net cash used in investing activities was approximately $0.2 million in fiscal year 2022, which mainly consisted of approximately $0.2 million to purchase of property and equipment used in school operation.

Financing Activities

Net cash provided by financing activities was approximately $1.1 million in fiscal year 2024, including net proceeds from a related party of approximately $0.8 million and net proceeds from third parties of approximately $0.4 million.

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

Capital Expenditures

Our capital expenditures amounted to approximately $0.1 million, $0.3 million and $0.2 million in fiscal years 2024, 2023 and 2022, respectively.

Contractual Obligations

We had various outstanding bank loans of approximately $3.3 million and $3.2 million as of September 30, 2024 and 2023, respectively. We have also entered into non-cancellable operating lease agreements for several offices and operating facilities. The lease terms extend through 2029.

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2024:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$747,169	$288,525	$342,863	$115,781	$-
Bank loans	3,334,473	1,567,487	911,992	854,994	-
Total	$4,081,642	$1,856,012	$1,254,855	$970,775	$-

Off-Balance Sheet Arrangements

We have entered into certain off-balance sheet financial guarantees related to the borrowings of related parties.

On May 10, 2023, the Company’s subsidiary Xianjin Technology and Qinshang Education signed an agreement with China Mingsheng Bank to provide guarantee for a related party’s borrowing of $1,852,485 (RMB 13,000,000) for a period from June 21, 2023 to May 10, 2033. The related party, Liming Xu, a director of the Company.

On December 21, 2023, the Company’s subsidiary Qinshang Education signed an agreement with Jiangsu Bank to provide guarantee for a related party’s borrowing of $71,249 (RMB500,000) for a period from December 22, 2023 to December 22, 2024. The related party, Zhoushen is the Head of Qinshang Education and Zhouzhi Culture. Subsequent to September 30, 2024, the related party’s borrowing had been fully repaid and the related party renewed the borrowing of $71,249 (RMB500,000) from Jiangsu Bank with the Company’s subsidiary Qinshang Education’s guarantee over the loan term up to December 19, 2025.

On December 25, 2023, the Company’s subsidiary Zhouzhi Culture signed an agreement to provide guarantee for a third party’s lease agreement. The guarantee will expire on March 31, 2025.

As of September 30, 2024, we have not recorded any guarantee liabilities related to these agreements, as there are no indications of default by the related parties. However, these commitments represent potential obligations that could result in liabilities if the related parties fail to meet their payment obligations.

We have not entered into any derivative contracts indexed to our shares that are classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Additionally, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interests in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: being approximately 2.0% in 2022, 0.2% in 2023 and 0.2% in 2024.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there was no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, determinations of the useful lives and valuation of long-lived assets, valuation of inventories, estimates of allowances for credit losses, contract assets, commission payables, refund liabilities, revenue recognition, and valuation allowance for deferred tax assets.

Revenue recognition

We generate revenues primarily from tuition fees and other fees collected from services provided. Revenue is recognized when the price is fixed or determinable, persuasive evidence of the arrangement exists, the service is performed or the product is delivered and collectability of the resulting receivable is reasonably assured.

We have adopted ASC 606, “Revenue from Contracts with Customers” and all subsequent ASUs that modified ASC 606, using the modified retrospective approach and has elected to apply it retrospectively for the year ended September 30, 2018. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Our operations currently generated its revenue from the following main sources:

Tutorial services

We offer various off-campus small-group foreign language tutoring programs. Each contract of tutorial service programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation, which is satisfied proportionately based on a straight-line basis over the program term as students simultaneously receive and consume the benefits of these services throughout the program term. We are the principal in providing tutorial services as it controls such services before the services are transferred to the customer. The program fees are generally collected in advance and are initially recorded as deferred revenue. Generally, we approve refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. We estimate and records refund liability for the portion, we do not expect to be entitled based on historical refund ratio on a portfolio basis using the expected value method.

Logistic, consulting services and others

We provide services to schools, including but not limited to catering and logistic service. Logistic revenue is recognized on a straight-line basis over the period, as customers simultaneously receive and consume the benefits of the services. Catering revenue is recognized at point of sale.

We also provide consulting services to related-party kindergartens. According to the contracts signed with each of the three kindergartens, we provide a range of educational management and consulting services, including branding, safety management, teacher training, supervision and evaluation on teachers, rating guidance services, to the kindergartens during the contract periods. The intended contractual benefit to the kindergartens of the management and consulting services is to enable the kindergartens’ smooth and effective operations. The promised services in each of the consulting service contracts are combined and accounted as a single performance obligation, as the promised services are considered as a significant integrated service. The consulting services are continuously provided and the kindergartens simultaneously receive and consume the benefits of these services throughout the service period each month. The revenue is recognized over time during the service period.

E-commerce segment

Commission

We promote merchants’ products through various online platforms and earns commission based on a fixed commission rate for sales of the products completed. We do not take control of the products provided by merchants at any point in time during the transactions. Commission revenue is recognized at a point in time when our service obligation to the merchants is determined to have been completed under each sales transaction completed. Variable consideration is estimated and included in the transaction price to the extent that it is probable that a significant revenue reversal will not occur. Adjustments to the estimated variable consideration related to prior reporting periods were not material.

Marketing service

We provide marketing services to merchants on certain online and offline platform, for which it receives service fees from the merchants. Our marketing service provide more publicity and brand awareness of the merchant’s brand through online platform and offline by delivery specified marketing content. Most of revenue from marketing service is recognized at the point in time when the marketing content deliverables are completed based on customer acceptance, while a small portion is recognized over a specified period of time and we have an enforceable right to payment of its fees.

Product sales

We sometimes acquire merchandise from suppliers and sells them to third-party online marketplace. We determine the third-party online marketplace is its customer. We act as a principal as it obtains control of merchandise, is primarily obligated for merchandise sold to the customers, bears inventory risks and has the latitude in establishing prices of merchandise sold to the third-party marketplace. Revenues from product sales are recorded on a gross basis, net of discounts and return allowances when the product is delivered and title is passed to customers in this type of transaction. Proceeds received in advance to delivery are recorded as current liabilities as customer advances.

Practical expedient

We have applied the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, we elect the portfolio approach in applying the new revenue guidance.

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

As of September 30, 2024, in order to develop non-English foreign language tutorial service for middle school students, we incurred total of approximately $3.0 million commission type fee and administration costs paid upfront to agents to facilitate the related contracts with students for the tutorial service period, generally from 1 to 31 months tutorial service periods. We will not incur such costs if we do not enter into the tutorial service contracts with the students, as a result, the cost of approximately $3.0 million is considered as the incremental costs of obtaining contracts and was capitalized and amortize over tutorial service period. For the years ended September 30, 2024, 2023 and 2022, We amortized related amount of $0.3 million, $0.6 million and $1.1 million into selling expense, respectively. As of September 30, 2024 and 2023, the contract assets amounted to $0.6 million and $0.4 million, respectively.

Contract liability

Contract liabilities are presented as deferred revenue in the consolidated balance sheets, which mainly represents payment received from customers in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of September 30, 2024 and 2023, the balance of deferred revenue amounted to $4.1 million and $4.0 million, respectively. Substantially all of which will be recognized as revenue during the Company’s following fiscal year.

Refund liability

Refund liability mainly relates to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the courses. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of September 30, 2024 and 2023, refund liability amounted to $0.3 million and $0.3 million, respectively.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of September 30, 2024 and 2023, there are approximately $2.8 million and $2.6 million respectively of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended September 30, 2024, 2023 and 2022. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Share-Based compensation

We follow the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee share-based awards. For employee share-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

Recent Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections—Overall, 260-10 Earnings Per Share—Overall, 270-10 Interim Reporting—Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities—Oil and Gas—Notes to Financial Statements, 946-20 Financial Services—Investment Companies—Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all entities, the amendments will be effective two years later from the date of the SEC’s removal. On November 27, 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements. Main provisions include: (1) significant segment expenses—public entities are required to disclose significant segment expenses by reportable segment by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss; (2) other segment items—public entities are required to disclose other segment items by reportable segment. Such a disclosure would constitute the difference between deferred revenues less the significant expenses (disclosed) less reported segment profit or loss; (3) multiple measures of a segment’s profit or loss—public entities may disclose more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles; (4) CODM-related disclosures—disclosure of the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s); (5) entities with a single reportable segment—public entities must apply all of the ASU’s disclosure requirements, as well as all existing segment disclosure and reconciliation requirements in ASC 280; (6) recasting of prior-period segment information—recasting is required if segment information regularly provided to the CODM is changed in a manner that causes the identification of significant segment expenses to change. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods.  Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance.  The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”).  ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas.  ASU 2024-02 is effective for fiscal years beginning after December 15, 2024.  Early adoption is permitted.   The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the unaudited condensed consolidated financial position, statements of operations and cash flows.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Xueyuan Weng	60	Chairman, Director, Chief Executive Officer
Sun Yu	47	Chief Financial Officer
Xiaoyi Wang	39	Chief Operating Officer
Lizhen Wang	39	Chief Technology Officer
Liming Xu	63	Director
Peilin Ji	67	Director
Yidong Hao	53	Independent Director
Xijing Xu	39	Independent Director
Xiao Jin	61	Independent Director
Zhenghua Yu	49	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Xueyuan Weng has been serving as a director, chairman and a chief executive officer of the Company since November 10, 2020, the executive director of Golden Sun Wenzhou since October 2018, the chief executive officer of Chongwen Middle School since August 2018, the executive director of Yinuo Education Technology Co., Ltd., a technology company servicing the education sector since November 2017, the executive director of Gongyu Education since September 2017, the chairman of Golden Sun Hong Kong since June 2017, the executive director of Shanghai Golden Sun Education Technology Co., Ltd., a technology company that focuses on the development of education software and computer software, since December 2015, the chief executive officer of Ouhai Art School since March 2015, the chairman of Golden Sun Shanghai since November 2013, the supervisor of Wenzhou Kunlong Industrial Co., Ltd., a company that intends to engage in the research and development of educational device and computer software, since April 2010 and the chairman of the board of supervisors of Yangfushan Tutorial since April 2008. Prior to joining the Company, Mr. Weng served as the chairmen of Wenzhou New Thought Education Group from September 2000 to August 2008. He served as the chairman of Wenzhou New Century School from September 1997 to August 2000. Prior to that, he worked at various local middle schools and the local government in Wenzhou from 1986 to 1997. Mr. Weng received and EMBA degree from Macau University of Science and Technology in 2009 and graduated from Wenzhou Teachers College with a major in Political Science in 1986.

Ms.Yu Sun has been serving Chief Financial Officer of the Company since September 1, 2024, and as a financial director at Zhejiang Golden Sun Education Technology Group Co., Ltd. since August 2018. Previously, she served as a financial manager at Wenzhou New Thinking Education Group from 2015 until 2018, as a finance and audit manager at Wenzhou Shengye Certified Public Accountants from 2007 until 2015, as a financial manager at Wenzhou Huolun Light Industry Manufacturing Co., Ltd. From 2003 until 2006, as an accounting officer at Zhejiang Tetao Group Co., Ltd. from 1998 until 2003 and from 1992 until 1993, and as an accounting supervisor at Wenzhou Henghui Machinery Equipment Co., Ltd. From 1993 until 1998. Ms. Yu Sun attended Wuhan University of Technology, majoring in accounting, from 2004 until 2007.

Mr. Liming Xu has been serving as the Company’s director since November 10, 2020. He has also served as the chairman of the board of directors of Hongkou Tutorial since May 2014. From May 2002 to April 2014, Mr. Xu served as the principal of Shanghai Huangpu Youth Continuing Education School. He has over 35 years of experience as an educator and in managing schools. He received a bachelor’s degree in physics from Jiangxi Normal University in 1984.

Ms. Peilin Ji has been serving as the Company’s director since November 10, 2020. Since January 2013, she has invested in various companies in the restaurant and education industries, and has been engaging in various investment activities since 2007. Previously, she was the business operator for Shanghai Sports Lottery from January 2004 to September 2006, and Yangpu district night market from February 1987 to December 2003. She graduated from Tongji High School in 1975.

Ms. Lizhen Wang has been serving as the Company's chief technology officer since 27 December 2021. She brings over six years of experience in managing education companies along with the strong background in the education industry, project and team management. Her experience includes business development and construction management of Wawa.com and Zhiyou Mama platform. Prior to her current position, she was the Assistant General Manager at Shanghai Golden Sun Education Technology Co, Ltd from 2016 until 2021, and held the same role at Shanghai Mengyu Culture Media Co., Ltd. from 2015 until 2016. Ms. Wang earned a bachelor’s degree from Aachen University of Applied Sciences in Germany and has pursued further studies at Stanford and Harvard Universities. She is currently working toward an EMBA in Business Administration at Tongji University.

Mr. Yidong Hao has been serving as the Company’s director since September 2023. He has also been serving as the financial director of Haomu (Shanghai) Energy Conservation Technology Co., Ltd., since June 2017, and served as the financial director of Shanghai Huayuan Magnetic Industry Co., Ltd. from February 2015 to June 2017. Mr. Hao graduated from Nankai University in China in 1997, majoring in accounting, and received his master’s degree in Software Engineering from Fudan University in China in 2015.

Mr. Zhenghua Yu has been serving as the Company’s independent director since November 6, 2023. He has served as a senior audit manager at Shanghai Huajun Certified Public Accountants Co. Ltd. since October 2015. He served as a financial manager at Shanghai Hanbang Marketing and Planning Co., Ltd from November 2008 to September 2015, and at Jiangxi Chemical Fiber Co., Ltd. from July 1997 to October 2008. Mr. Yu graduated from Jiangxi University of Finance and Economics in 1997, majoring in Corporate Accounting.

Mr. Xiao Jin has been serving as the Company’s independent director and the member of the audit and compensation committees since February 21, 2024. He has also been serving as the Chief Financial Officer (“CFO”) for Hebron Technologies Limited since September 2018. Previously, he served as the CFO for Lanzhou Heshengtang Pharmaceutical Co., Ltd. from November 2014 to September 2018, for Zhejiang Hebron Control Engineering Technology Co., Ltd. from May 2012 to October 2014, and for Zhejiang Juneng Lesi Pharmaceutical Co., Ltd. from April 2002 to April 2012. From March 2001 to March 2002, he served as an audit manager at Juneng Industrial Co., Ltd. From August 1999 to March 2001, he served as a finance manager at Lanzhou Juneng Trading Co., Ltd. From July 1985 to July 1999, he served as an accountant at Lanzhou Friendship Hotel Co., Ltd. He graduated from Lanzhou Commercial School, China in 1985, majoring in accounting, and received an EMBA in Business Administration from Shanghai Jiaotong University in 2011. Mr. Xiao Jin serves as a director of the Company, as well as a member of each of our audit committee and compensation committee.

Mr. Xijing Xu has been serving as the Company’s independent director and a member of the Nominating and Corporate Governance Committee since August 3, 2024. He has also been serving as a general manager of Hangzhou Langte Technology Co., Ltd since April 2014. Previously he was a manager and a shareholder at Anhui Fengyang Changsheng Mining Industry from August 2008 until May 2011, a marketing manager at Hangzhou Fengmo Investment Co., Ltd. From August 2003 until July 2008, a Marketing Department 2 supervisor at Hangzhou Zhengda Textile Co., Ltd. From May 2000 until June 2003, and a business supervisor at Shanghai JiaoTong University from June 1997 until March 2000. Mr Xijing Xu attended Northeast Agricultural University Law from July 2004 until July 2006. He is an independent director under the applicable rules and regulations of the Securities and Exchange Commission and rules of Nasdaq.

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

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

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

B. Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the year ended September 30, 2024, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary(US$)	Bonus(US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Xueyuan Weng (CEO and Executive Director)	2024	44,189	-	-	-	-	-	-	44,189
Yu Sun (CFO)	2024	43,529	-	-	-	-	-	-	43,529

Compensation of Independent Directors

For the fiscal year 2024, we compensated our independent directors an aggregate of $87,940 in cash for their services.

Insider Participation Concerning Executive Compensation

Our Compensation Committee makes all determination regarding executive officer compensation.

Clawback Policy

Effective as of December 1, 2023, the Board adopted a Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy was filed as Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the Company’s financial year ended September 30, 2023, as filed with the SEC on December 29, 2023.

C. Board Practices

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Yidong Hao, Zhenghua Yu and Xiao Jin. Yidong Hao is the chairperson of our audit committee. The Company has appointed Mr. Xiao Jin to fill a vacancy on the committee created by the departure of an independent director who resigned on January 8, 2024. The appointment was subsequently ratified by a shareholder vote at the annual general meeting held on October 8, 2024. We have determined that Yidong Hao, Zhenghua Yu and Xiao Jin satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Yidong Hao qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Yidong Hao, Zhenghua Yu, and Xiao Jin. The Company has appointed Mr. Xiao Jin as an independent director to fill the vacancy on the committee created by the departure of the independent director who resigned on January 8, 2024. The appointment was subsequently ratified by a shareholder vote at the annual general meeting held on October 8, 2024. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Zhenghua Yu, Yidong Hao, and Xijing Xu. Zhenghua Yu is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 1,577,944 Class A ordinary shares and 403,000 Class B ordinary shares outstanding as of the date of this annual report.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership*	Percentage of Aggregate Voting Power**
	Number	Number	%	%

Directors and Executive Officers(1):
Xueyuan Weng, CEO	0	403,000	20.34%	56.08%
Yu Sun , CFO	0	0	0	0
Xiaoyi Wang	2, 000	0	0.10%	0.06%
Liming Xu(3)	65, 000	0	3.28%	1.81%
Peilin Ji(2)	208, 000	0	10.50%	5.79%
Yidong Hao	0	0	0	0
Xijing Xu	0	0	0	0
Zhenghua Yu	0	0	0	0
Xiao Jin	0	0	0	0
All directors and executive officers as a group (nine individuals):	275, 000	403, 000	34.22%	63.74%
5% Shareholders: Xueyuan Weng, CEO No.8, Gaotian Road, Hongdian Street, Lucheng District, Wenzhou City,Zhejiang Province, China
Well Joy International Investment Limited(2) Room 101, No. 41, Shiguangsan Village, Yangpu District, Shanghai, China	0	403, 000	20.34%	56.08%
	208, 000	0	10.50%	5.79%

*	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A ordinary shares and Class B ordinary shares as a single class.

**	Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to five votes per share, and while on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders.

(1)	Unless otherwise indicated, the business address of each of the individuals is Room 503, Building C2, No. 1599, Xinjinqiao Road, Pudong New Area, Shanghai, China 200083.

(2)	Peilin Ji is the 100% owner of Well Joy International Investment Limited that holds 208, 000 Class A ordinary shares.

(3)	Liming Xu is the 100% owner of Ever Loyal Industrial Limited that holds 65, 000 Class A ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F.	Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements

See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

Mr. Xueyuan Weng is the Company’s CEO, director and principal shareholder. Our transactions with him are summarized as follows:

	For the years ended September 30,
	2024	2023	2022
Accounts receivable-related parties:
Kindergartens owned by Mr. Weng	$-	$15,077	$54,825
Amounts due from related party:
Due from Mr. Xueyuan Weng (the Company’s CEO, director and principal shareholder)	$-	$-	$100,122

Amounts due to related party(1):
Due to Mr. Xueyuan Weng (the Company’s CEO, director and principal shareholder)	$854,271	$63,689	$-

Revenue earned from related party(2)
Logistic, consulting services and others revenue	$93,264	$310,465	$710,620

(1)	As of September 30, 2024, the balance of the amounts due to related party represent non-interesting bearing and unsecured borrowing from related party for working capital purpose. The balance is not required to be repaid within twelve months.

(2)	For the years ended September 30, 2024, 2023 and 2022, the Company earned revenue of $93,264, $310,465, and $710,620, respectively, which was mainly derived from providing educational management consulting services to certain kindergartens owned by the CEO and his wife.

Guarantee provided to a related party

The Company provided guarantee for two related party’s borrowings (for more information, see Note 13).

Guarantee provided by related parties

Several related parties guaranteed the repayment of the Company’s short-term and long-term loans. (See Note 11).

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. FINANCIAL STATEMENTS.”

Legal Proceedings

We are currently not a party to any material legal proceeding. As of September 30, 2024 and 2023, the Company had no material outstanding litigations. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

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

Currently, as resident enterprises in the PRC, Golden Sun Wenzhou and its subsidiaries in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Golden Sun Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the fiscal years ended September 30, 2024, 2023, and 2022.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and term deposits. As of September 30, 2024 and 2023, $804,010 and $3,431,979, respectively, in cash deposits, was held at major financial institutions in mainland PRC, respectively. Per mainland PRC regulations, the maximum insured bank deposit amount RMB500,000 for each financial institution. As of September 30, 2024 and 2023, cash of $34,059 and $3,112,082, respectively, was held at major financial institutions in Hong Kong, PRC. The bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to Hong Kong Dollar 500,000. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.2%, 0.2%, and 2.0% in 2024, 2023, and 2022, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

The proceeds raised from the initial public offering were $18,275,182 after deducting underwriting discounts and the offering expenses payable by us. As of the date of this annual report, we had used $nil, $nil, $nil, $nil, and $18,275,182 from the net proceeds for (i) acquisitions of tutorial centers for non-English foreign language for Gaokao, as well as overseas schools and tutorial centers; (ii) research and development of the courses related to non-English foreign language for Gaokao, and the expansion of the operating center for non-English foreign language for Gaokao; (iii) acquisitions of tutorial centers for language training; (iv) the recruitment and retention of teachers and management personnel; and (v) working capital and other general corporate purposes, respectively.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of September 30, 2024, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act. There are inherent limitations to the effectiveness of any disclosure controls and procedure systems, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of September 30, 2024, and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures were completed, failed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of September 30, 2024.

In the course of preparing our consolidated financial statements for the year ended September 30, 2024, we identified the following material weaknesses: 1) we lack sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues, and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, (2) we lack formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements, and (3) for certain related party transactions, we do not have an audit committee process for review, approval, or related documentation in place.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Yidong Hao qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Yidong Hao   satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

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

	For the Fiscal Years Ended September 30,
	2024	2023	2022
Audit fees(1)	$360,000	$285,000	$280,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$360,000	$285,000	280,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in fiscal year 2024.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The Audit Committee has adopted a policy requiring that all audit services to be performed by Assentsure PAC, our independent registered public accounting firm.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 22, 2023, the Company removed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm, effective immediately. The Company’s decision was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. There have been no disagreements of the type required to be disclosed by Item 16F(b).

On November 22, 2023, the Company appointed Assentsure PAC as its independent registered public accounting firm, effective immediately. The appointment of Assentsure PAC was made after a careful consideration and evaluation process undertaken by the Company and was approved by the audit committee of the board of directors of the Company, as well as the Company’s board of directors.

On October 8, 2024, at the 2024 Annual General Meeting of Shareholders of the Company, the shareholders ratified the appointment of Assentsure PAC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2025.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

Item 16K. CYBERSECURITY.

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Golden Sun Health Technology Group Limited, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Fourth Amended and Restated Memorandum of Association
2.1*	Specimen Certificate for Class A ordinary shares
2.2	Form of Underwriter’s Warrants (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333- 255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333- 255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.2*	On May 10, 2023, the English translation of Company subsidiary Xianjin Technology and Qinshang Education agreement with China Mingsheng Bank to provide guarantee for director Liming Xu’s $1,852,485 (RMB 13,000,000) loan
4.3	English translation of Agreement on Concerted Action (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.4	English translation of Cooperative Education Agreement between Central Radio & Television Secondary Specialized School and Yangfushan Tutorial (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.5	English translation of Purchase Agreement of Yangfushan Tutorial between Xueyuan Weng and the Company (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.6	English translation of Letter of Commitment signed by Mr. Xueyuan Weng dated January 28, 2021 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.7	English translation of Agreement of Sale of Shares of Golden Sun Shanghai dated September 30, 2021 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.8	English translation of Agreement to Terminate the VIE Agreements dated September 30, 2021 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
4.9**	English translation of Equity Transfer Agreement between Sun Linmin and Wenzhou Lilong Logistics Service Co., Ltd, dated January 18, 2023, regarding the acquisition of an 18% of equity interest in Zhejiang Kangyuan Medical Technology Co., Ltd.

4.10**	English translation of Equity Transfer Agreement between Ye Linhui and Wenzhou Lilong Logistics Service Co., Ltd, dated February 24, 2023, regarding the acquisition of a 10% equity interest in Zhejiang Fuyouyuan Health Technology Co., Ltd.
4.11**

English translation of Equity Transfer Agreement between Shanghai Xianjin Technology Development Co., Ltd. and Shanghai Daizong Business Consulting Co., Ltd., dated May 10, 2023, regarding the acquisition of a 19% equity interest in Shanghai Daizong Business Consulting Co., Ltd.

4.12**	English translation of Share Purchase Agreement regarding the between Wenzhou Lilong Logistics Service Co., Ltd and two individual shareholders, dated April 10, 2023, and a supplemental agreement, dated September 20, 2023, regarding the acquisition of an approximate 100% equity interest of Kaiye (Wenzhou) Water Project Development Co., Ltd
4.13**	English translation of a loan agreement, dated January 16, 2023, with Zhejiang Wenzhou Longwan Rural Commercial Bank, to obtain a loan of RMB4,900,000 for a term from January 17, 2023 to January 16, 2026 at a fixed rate of 4.56% per annum
4.14**	English translation of a loan agreement, dated February 15, 2023, with Wenzhou Minshang Bank to obtain a loan of RMB8,500,000 for a term from February 15, 2023 to February 15, 2028 at a fixed annual interest rate of 7.5%
4.15*	Joint Venture Agreement, dated August 16, 2014, by and among Shanghai Golden Sun Gongyu Education Technology Co., Ltd., a Cayman Islands company and partners Shen Zuxian and Yi Xiang’an
4.16	Securities Purchase Agreement, dated October 28, 2024 (the “SPA”), by and among Golden Sun Health Technology Group Limited, Brixton GSH Fund LLC and Zion Asset Management Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K, filed with the SEC on December 6, 2024, File No. 0001213900-24-106500)
4.17	Form of Senior Secured Note, dated October 28, 2024, issued to Brixton GSH Fund LLC and Zion Asset Management Limited, pursuant to the SPA of the same date (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K, filed with the SEC on December 6, 2024, File No. 0001213900-24-106500)
4.18	Form of Shareholder Pledge Agreement, dated October 28, 2024, issued to Brixton GSH Fund LLC and Zion Asset Management Limited, pursuant to the SPA of the same date (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K, filed with the SEC on December 6, 2024, File No. 0001213900-24-106500)
4.19*	Form of Warrant, dated October 28, 2024, issued to Brixton GSH Fund LLC and Zion Asset Management Limited, pursuant to the SPA of the same date.
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-255891), as amended, initially filed with the Securities and Exchange Commission on May 7, 2021)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 ***	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 ***	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Pacgate Law Firm
19.1*	Insider Trading Policy
97.1**	Policy Relating to Recovery of Erroneously Awarded Compensation
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Previously filed

***	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Golden Sun Health Technology Group Limited

	By:	/s/ Xueyuan Weng
Xueyuan Weng
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: February 14, 2025

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Golden Sun Health Technology Group Ltd

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Golden Sun Health Technology Group Ltd and its subsidiaries (formerly known as Golden Sun Education Group Limited, collectively, the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the each of the two years in the period ended September 30, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

We also audited adjustments to the FY2022 consolidated financial statements to retroactively apply the effects of the reverse stock split as described in Note 15 to the financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the Company’s FY2022 consolidated financial statements other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the FY2022 consolidated financial statements as a whole.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations, has a significant accumulated deficits and continues to experience negative cash flows from operations. These factors raise substantial doubts about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 3 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

February 14, 2025

PCAOB ID No. 6783

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Golden Sun Health Technology Group Limited (formerly known as Golden Sun Education Group Limited)

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting related to the share split described in Note 15, the accompanying consolidated balance sheet of Golden Sun Health Technology Group Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended September 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, except for the effects of the adjustments to retrospectively apply the change in accounting related to the share split described in Note 15, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in accounting related to the share split as described in Note 15, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

New York, New York

We served as the Company’s auditor from 2022 to 2023.

February 14, 2023

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

	As of September 30,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$839,622	$6,552,708
Accounts receivable, net	50,765	39,331
Accounts receivable - related parties	-	15,077
Contract assets	563,583	423,532
Inventories	375,881	153,851
Acquisition deposit	5,517,719	3,602,000
Prepayments and other current assets	3,005,505	1,267,347
TOTAL CURRENT ASSETS	10,353,075	12,053,846
NON CURRENT ASSETS:
Property, equipment and intangible assets, net	211,672	314,652
Long-term investments	4,617,863	5,247,866
Operating lease right-of-use assets, net	702,453	1,358,342
Prepayments and other non-current assets	1,198,406	473,387
TOTAL NON CURRENT ASSETS	6,730,394	7,394,247
TOTAL ASSETS	$17,083,469	$19,448,093
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$-	$33,717
Long-term bank loans - current portion	1,567,487	-
Accounts payable	1,408,467	974,314
Deferred revenue	4,123,849	3,988,699
Accrued expenses and other liabilities	1,231,128	1,041,832
Refund liabilities	323,671	333,030
Loan from third parties	447,914	15,064
Operating lease liabilities-current	246,809	551,384
Taxes payable	4,223,538	3,877,710
TOTAL CURRENT LIABILITIES	13,572,863	10,815,750

NON CURRENT LIABILITIES:
Operating lease liabilities-non-current	409,703	882,617
Long-term bank loans - non-current portion	1,766,986	3,207,237
Due to a related party	854,271	63,689
Long-term loan from third party	68,275	102,535
TOTAL NON CURRENT LIABILITIES	3,099,235	4,256,078
TOTAL LIABILITIES	16,672,098	15,071,828

COMMITMENTS AND CONTINGENCIES (NOTE 16)

EQUITY:
Authorized share capital of $50,000 divided into 9,000,000 Class A ordinary shares of $0.005 par value per share and 1,000,000 Class B ordinary shares of $0.005 par value per share; with 1,577,944 Class A ordinary shares issued and outstanding as of September 30, 2024 and 2023 and 403,000 Class B ordinary shares issued and outstanding as of September 30, 2024 and 2023*
Class A ordinary shares	7,890	7,890
Class B ordinary shares	2,015	2,015
Additional paid in capital	19,450,741	19,467,664
Statutory reserves	1,007,027	1,007,027
Accumulated deficit	(18,541,751)	(14,835,585)
Accumulated other comprehensive loss	(1,208,386)	(1,221,021)
TOTAL SHAREHOLDERS’ EQUITY	717,536	4,427,990
Non-controlling interests	(306,165)	(51,725)
TOTAL EQUITY	411,371	4,376,265
TOTAL LIABILITIES AND EQUITY	$17,083,469	$19,448,093

*	Retroactively restated for ten-for-one share consolidation with effective date of April 18, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

	For the Years Ended September 30,
	2024	2023	2022

Revenues - third parties	$10,065,756	$5,845,128	$10,104,036
Revenues - related parties	93,264	310,465	710,620
Total revenues	10,159,020	6,155,593	10,814,656
Cost of revenues	7,796,239	4,363,124	6,003,258
Gross profit	2,362,781	1,792,469	4,811,398

Operating expenses:
Selling expenses	762,451	1,102,019	1,634,155
General and administrative expenses	4,163,160	6,828,120	4,717,664
Total operating expenses	4,925,611	7,930,139	6,351,819
Loss from operations	(2,562,830)	(6,137,670)	(1,540,421)

Other income (expense):
Interest expense, net	(243,530)	(331,692)	(213,894)
Investment loss	(816,472)	(18,866)	-
Other (expense) income, net	(327,403)	845,012	(9,505)
Total other income (expense), net	(1,387,405)	494,454	(223,399)

Loss before income taxes	(3,950,235)	(5,643,216)	(1,763,820)

Income taxes provision	18,617	136,838	354,529
Net loss	(3,968,852)	(5,780,054)	(2,118,349)

Less: net (loss) income attributable to non-controlling interests	(262,686)	6,257	20,971
Net loss attributable to the Company	$(3,706,166)	$(5,786,311)	$(2,139,320)

Net loss	$(3,968,852)	$(5,780,054)	$(2,118,349)
Other comprehensive loss
Foreign currency translation adjustments	3,958	(401,800)	865,026
Comprehensive loss	(3,964,894)	(6,181,854)	(1,253,323)
Less: comprehensive (loss) income attributable to non-controlling interests	(271,363)	7,530	27,294
Comprehensive loss attributable to the Company	$(3,693,531)	$(6,189,384)	$(1,280,617)

Loss per share
Basic and diluted*	$(1.87)	$(3.08)	$(1.48)

Weighted average number of shares outstanding
Basic and diluted*	1,980,944	1,880,149	1,443,316

*	Retroactively restated for ten-for-one share consolidation with effective date of April 18, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY(DEFICIT)

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total (deficit)
	Shares*	Amount	Shares*	Amount	capital	Reserves	deficit	loss	interests	equity
Balance as of October 1, 2021	969,395	$4,847	403,000	$2,015	$18,783	$857,370	$(6,760,297)	$(1,676,651)	$(86,549)	$(7,640,482)
Shares issued in initial public offering	506,000	2,530	-	-	17,624,394	-	-	-	-	17,626,924
Shares issued for exercise of underwriter’s warrants	29,549	148	-	-	(148)	-	-	-	-	-
Net (loss) income	-	-	-	-	-	-	(2,139,320)	-	20,971	(2,118,349)
Statutory reserve	-	-	-	-	-	106,993	(106,993)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	858,703	6,323	865,026
Balance as of September 30, 2022	1,504,944	$7,525	403,000	$2,015	$17,643,029	$964,363	$(9,006,610)	$(817,948)	$(59,255)	$8,733,119
Share base compensation	73,000	365	-	-	1,824,635	-	-	-	-	1,825,000
Net (loss) income	-	-	-	-	-	-	(5,786,311)	-	6,257	(5,780,054)
Statutory reserve	-	-	-	-	-	42,664	(42,664)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(403,073)	1,273	(401,800)
Balance as of September 30, 2023	1,577,944	$7,890	403,000	$2,015	$19,467,664	$1,007,027	$(14,835,585)	$(1,221,021)	$(51,725)	$4,376,265
Net loss	-	-	-	-	-	-	(3,706,166)	-	(262,686)	(3,968,852)
Deemed distribution to non-controlling shareholder	-	-	-	-	(16,923)	-	-	-	16,923	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	12,635	(8,677)	3,958
Balance as of September 30, 2024	1,577,944	$7,890	403,000	$2,015	$19,450,741	$1,007,027	$(18,541,751)	$(1,208,386)	$(306,165)	$411,371

*	Retroactively restated for ten-for-one shares consolidation with effective date of April 18, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

	For the Years Ended September 30,
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(3,968,852)	$(5,780,054)	$(2,118,349)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	92,649	153,405	169,808
Loss on disposition of property, equipment and intangible assets	180,731	117,043	-
Investment loss	816,472	18,866	-
Share-based compensations	-	1,825,000	-
Changes in allowance for credit losses	14,125	(61,303)	171,716
Inventories written down	124,132	-	-
Amortization of operating lease right-of-use assets	386,853	322,842	-
Changes in operating assets and liabilities:
Accounts receivable	(23,743)	288,661	295,847
Accounts receivable-related parties	15,269	39,698	(59,513)
Inventories	(334,462)	(159,145)	-
Prepayments and other assets	(2,361,151)	235,752	885,417
Contract assets	(120,054)	(101,946)	300,923
Accounts payable	385,251	336,763	514,569
Accrued expenses and other liabilities	257,580	(1,096,865)	1,759,627
Deferred revenue	(22,488)	(347,986)	(1,425,561)
Refund liabilities	(21,985)	104,770	(85,397)
Operating lease liabilities	(508,226)	(244,579)	-
Taxes payable	187,016	133,017	501,164
Net cash (used in) provided by operating activities	(4,900,883)	(4,216,061)	910,251

Cash flows from investing activities:
Long-term investments	(113,385)	(5,447,308)	-
Prepayment for acquisition	(1,726,878)	(3,725,943)	-
Purchase of property and equipment	(133,146)	(248,964)	(174,074)
Prepayment for intangible assets	-	(28,356)	-
Net cash used in investing activities	(1,973,409)	(9,450,571)	(174,074)

Cash flows from financing activities:
Proceeds from initial public offering	-	-	18,275,182
Proceeds from short-term bank loans	-	247,544	228,896
Repayment of short-term bank loans	(34,146)	(212,666)	(976,622)
Proceeds from long-term bank loans	-	7,570,924	2,343,893
Repayment of long-term bank loans	-	(7,307,218)	(375,389)
Proceeds from (repayment to) related parties	767,633	166,838	(771,089)
Proceeds from (repayment to) third party loans	383,717	(218,621)	61,039
Payment of issuance costs	-	-	(151,646)
Net cash provided by (used in) financing activities	1,117,204	246,801	18,634,264

Effect of exchange rates changes on cash and cash equivalents	44,002	(374,962)	(215,720)
Net (decrease) increase in cash and cash equivalents	(5,713,086)	(13,794,793)	19,154,721
Cash and cash equivalents beginning of year	6,552,708	20,347,501	1,192,780
Cash and cash equivalents end of year	$839,622	$6,552,708	$20,347,501

Supplemental cash flow disclosures:
Cash paid for income tax	$7,813	$2,563	$147
Cash paid for interest	$273,074	$352,842	$215,617

Non-cash activities
Reclassification of deferred issuance costs	$-	$-	$496,612
Operating lease right-of-use assets (extinguished) obtained in exchange for operating lease liabilities	$(304,530)	$1,727,924	$-

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Golden Sun Health Technology Group Limited (“Golden Sun”), is an exempted company that was incorporated under the laws of Cayman Islands on September 20, 2018 that serves as a holding company with no material operations of its own. Golden Sun, through its subsidiaries in the People’s Republic of China (“China” or “PRC”) (the PRC subsidiaries and Golden Sun collectively, the “Company”), is primarily engaged in the provision of education services and e-commerce in the PRC. Beginning in late 2023, in addition to providing foreign language tutorial and training services, the Company initiated a strategic expansion to the e-commerce and health related product sales. Beginning in late 2024, the Company planned to expand into the cultural tourism industry and established a subsidiary Shanghai Fuyang Cultural and Tourism Development Co., Ltd. on September 5, 2024. For the year ended September 30, 2024, this new subsidiary did not generate any revenue.

As of September 30, 2024, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Hong Kong Jintaiyang International Education Holding Group Limited (“Golden Sun Hong Kong”)	June 23, 2017	Hong Kong, PRC	100%	Investment Holding
Golden Sun (SH) Cultural and Tourism Research Institute Limited (“Golden Sun (SH)”) (a)	April 3, 2023	Hong Kong, PRC	100%	Investment Holding
Zhejiang Golden Sun Education Technology Group Co., Ltd. (“Golden Sun Wenzhou” or “WFOE”)	October 24, 2018	PRC	100%	Education and management service
Wenzhou City Ouhai District Yangfushan Culture Tutorial School (“Yangfushan Tutorial”)	May 5, 2008	PRC	100%	Tutorial service
Shanghai Golden Sun Gongyu Education Technology Co., Ltd. (“Gongyu Education”)	September 15, 2017	PRC	100%	Education and management service
Xianjin Technology Development Co., Ltd. (“Xianjin Technology”)	February 20, 2012	PRC	85%	Education service
Shanghai Zhouzhi Culture Development Co., Ltd (“Zhouzhi Culture”)	December 11, 2012	PRC	100%	Tutorial service
Hangzhou Jicai Education Technology Co. Ltd., (“Hangzhou Jicai”)	April 10, 2017	PRC	100%	Tutorial service
Shanghai Yangpu District Jicai Tutorial School (“Shanghai Jicai”) (b)	March 13, 2001	PRC	100%	Tutorial service
Shanghai Hongkou Practical Foreign Language School (“Hongkou Tutorial”) (c)	February 6, 2004	PRC	76.5%	Tutorial service
Wenzhou Lilong Logistics Services Co., Ltd. (“Lilong Logistics”)	December 17, 2019	PRC	100%	Education logistics and accommodation service
Shanghai Qinshang Education Technology Co., Ltd (“Qinshang Education”)	December 12, 2019	PRC	100%	Educational training service
Shanghai Fuyouyuan Health Technology Co., Ltd, (“Fuyouyuan”)	March 7, 2023	PRC	52%	Health business
Shanghai Jinheyu Biotechnology Co., Ltd. (“Shanghai Jinheyu”)	August 15, 2023	PRC	51%	Health business
Zhejiang Golden Sun Selection Technology Co., Ltd.(“Golden Sun Selection”)	November 17, 2023	PRC	100%	E-commerce service
Shanghai Fuyang Cultural and Tourism Development Co., Ltd. (“Fuyang”)	September 5, 2024	PRC	51%	Cultural and Tourism

(a)	Golden Sun (SH) formerly known as CF (HK) Heath Technology Limited, changed its name on September 25, 2024.

(b)	Due to the fact that Shanghai Jicai had no business activities, the Board of Directors approved to close Shanghai Jicai on September 7, 2023. The deregistration had been completed on December 9, 2024. This closure did not represent a strategic shift and had no significant effect on the Company’s operations and financial results; therefore, no discontinued operations were presented.

(c)	On November 20, 2023, Xianjin Technology injected paid-in-capital of $69,249 (RMB500,000) to exchange 10% equity interests from the non-controlling shareholder of Hongkou Tutorial. After this injection, Xianjin Technology holds 90% equity interests in Hongkou Tutorial.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Basis of Preparation and Principles of Consolidation

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

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of operations and comprehensive loss as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of September 30, 2024 and 2023, non-controlling interests represented non-controlling shareholders’ proportionate share of the equity interests in Hongkou Tutorial, Xianjin Technology, Fuyouyuan, Shanghai Jinheyu and Fuyang.

Segment reporting

ASC Topic 280, Segment Reporting (“Topic 280”) establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in consolidated financial statements. The Company currently operates in two reportable operating segments: (i) education, (ii) e-commerce.

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

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. Furthermore, when testing assets for impairment in future periods, if management uses different assumptions or if different conditions occur, impairment charges may result. Significant estimates required to be made by management include, but are not limited to, determinations of the useful lives and valuation of long-lived assets, valuation of inventories, estimates of allowances for credit losses, contract assets, commission payables, refund liabilities, revenue recognition, and valuation allowance for deferred tax assets.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and cash at banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, prepayments and other current assets, acquisition deposit, accounts payable, deferred revenue, accrued liabilities, due to related parties, short term bank loans and taxes payable, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the long-term liabilities approximated their present value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivable, net

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for credit losses. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective from October 1, 2022. The Company establishes a provision for credit losses based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive loss. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. For the year ended September 30, 2024 and 2023, $27,761 and $7,263 was written off against accounts receivables, respectively. Allowance for credit losses amounted to $nil and $13,465 as of September 30, 2024 and 2023, respectively.

Inventories

The Company values its inventories at the lower of cost, or net realizable value. The Company reviews its inventories periodically to determine if any markdown is necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

Prepayment and other assets

Prepayment and other assets primarily consist of prepaid rents, prepaid service fee, advances to vendors for purchasing goods or services that have not been received or provided, loans to third-parties, security deposits made to customers, advances to employees, and prepayment for acquisition. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Other receivables are written off against the allowances only after exhaustive collection efforts. For the year ended September 30, 2024, 2023 and 2022, $nil, $10,378 and $48,373 was written off against other receivables, respectively. No allowance for credit losses was recorded as of September 30, 2024 and 2023, respectively.

Acquisition deposit

Acquisition deposit represents the prepaid amount provided to the original shareholders of the target company to secure the intended acquisition.

Property, equipment and intangible assets, net

Property, equipment and intangible assets are recorded at cost less accumulated depreciation and amortization. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Office equipment	3-5 years
Leasehold improvement	3-5 years
Software	3 years

The Company's acquired intangible assets with definite useful lives only consist of internal used software. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its internal use software with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated economic lives, which is determined to be approximately 3 years.

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and other comprehensive loss in other income or expenses.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended September 30, 2024, 2023 and 2022.

Long-term investments

Long-term investments are primarily consisted of equity investments in privately held entities accounted for using the measurement alternative and equity investments accounted for using the equity method. On October 1, 2022, the Company adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. According to the guidance, the Company started to record equity investments at fair value, with gains and losses recorded through net earnings. And the Company elected to measure certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes and assess for impairment quarterly.

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

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

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

The Company has adopted ASC 606, “Revenue from Contracts with Customers” and all subsequent ASUs that modified ASC 606, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company currently generated its revenue from the following main sources:

Tutorial services segment

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

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

E-commerce segment

Commission

The Company promotes merchants’ products through various online platforms and earns commission based on a fixed commission rate for sales of the products completed. The Company acts as an agent as it does not take control of the products provided by merchants at any point in time during the transactions. Commission revenue is recognized at a point in time when the Company’s service obligation to the merchants is determined to have been completed under each sales transaction completed. Variable consideration is estimated and included in the transaction price to the extent that it is probable that a significant revenue reversal will not occur. Adjustments to the estimated variable consideration related to prior reporting periods were not material.

Marketing service

The Company provides marketing services to merchants on certain online and offline platform, for which it receives service fees from the merchants. The Company’s marketing service provide more publicity and brand awareness of the merchant’s brand through online platform and offline by delivery specified marketing content. Most of revenue from marketing service is recognized at the point in time when the marketing content deliverables are completed based on customer acceptance, while a small portion is recognized over a specified period of time and the Company has an enforceable right to payment of its fees.

Product sales

The Company sometimes acquires merchandise from suppliers and sells them to third-party online marketplace. The Company determines the third-party online marketplace is its customer. The Company acts as a principal as it obtains control of merchandise, is primarily obligated for merchandise sold to the customers, bears inventory risks and has the latitude in establishing prices of merchandise sold to the third-party marketplace. Revenues from product sales are recorded on a gross basis, net of discounts and return allowances when the product is delivered and title is passed to customers in this type of transaction. Proceeds received in advance to delivery are recorded as current liabilities as customer advances.

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

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Disaggregation of revenue

Revenues from tutorial service, logistic and consulting services as well as a small portion of the marketing service are recognized over time, based on a straight-line basis as the Company’s customers simultaneously receive the Company’s services throughout the service periods. Revenues attributable to commission fees, products sales and educational materials are recognized at point in time when control of the promised goods or service are transferred to the customers. As the Company’s long-lived assets are all located in PRC, no geographical disaggregation is presented.

For the years ended September 30, 2024, 2023 and 2022, the disaggregation of revenue by major revenue stream and time of the revenue recognition is as follows:

	For the years ended September 30,
	2024	2023	2022
Category of Revenue:
Tutorial service and other revenue	$6,296,806	$6,155,593	$10,814,656
E-commerce revenue	3,862,214	-	-
Total	$10,159,020	$6,155,593	$10,814,656
Timing of Revenue Recognition:
Services transferred over time	$9,501,037	$5,802,614	$10,156,547
Goods and services transferred at a point in time	657,983	352,979	658,109
	$10,159,020	$6,155,593	$10,814,656

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

As of September 30, 2024 and 2023, in order to develop non-English foreign language tutorial service for middle school students, the Company incurred total of approximately $3.0 million and $2.4 million commission type fee and administration costs paid upfront to agents to facilitate the related contracts with students for the tutorial service period, generally from 1 to 31 (FY2023: 4 to 30) months tutorial service periods, respectively. The Company will not incur such costs if the Company does not enter into the tutorial service contracts with the students, as a result, the cost of approximately $3.0 million (FY2023: $2.4 million) is considered as the incremental costs of obtaining contracts and was capitalized and amortize over tutorial service period. For the years ended September 30, 2024, 2023 and 2022, the Company amortized related amount of $317,402, $639,680 and $1,141,544 into selling expense, respectively. As of September 30, 2024 and 2023, the contract assets amounted to $563,583 and $423,532, respectively.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Contract liability

Contract liabilities are presented as deferred revenue in the consolidated balance sheets, which mainly represents payment received from customers in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of September 30, 2024 and 2023, the balance of deferred revenue amounted to $4,123,849 and $3,988,699, respectively. Substantially all of which will be recognized as revenue during the Company’s following fiscal year. Revenue recognized for the years ended September 30, 2024 and 2023 that was included in deferred revenue balance at the beginning of the period was $3,186,943 and $2,735,756, respectively.

Refund liability

Refund liability mainly relates to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the courses. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of September 30, 2024 and 2023, refund liability amounted to $323,671 and $333,030, respectively.

Cost of revenues

Cost of revenues mainly consists of renumeration to instructors and tutors, rental expenses for office space and learning centers, teaching materials used in the provision of educational services and cost of materials and goods purchased.

Government subsidies

Government subsidies are recognized when there is reasonable assurance that the Company will comply with the conditions attach thereto and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive income when the grant becomes receivable. For the years ended September 30, 2024, 2023 and 2022, government subsidies income amounted to $2,097, $853,444 and $nil, respectively, and was included in other income of the consolidated statements of operations and comprehensive loss.

Advertising expenditures

Advertising expenditures are expensed as incurred for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended September 30, 2024, 2023 and 2022, the advertising expenses amounted to $287,221, $211,769 and $276,767, respectively.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of September 30, 2024 and 2023, there are $2,756,930 and $2,639,258 respectively of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended September 30, 2024, 2023 and 2022. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

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

Loss per Share

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

Reclassification

During the year, the Company separated acquisition deposit from prepayments and other current assets and comparative amounts in the consolidated balance sheets and consolidated statement of cash flows were restated for consistency.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive loss.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into $ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2024	September 30, 2023	September 30, 2022
Balance sheet items, except for equity accounts	$1=RMB 7.0176	$1=RMB7.2960	$1=RMB 7.1135
Items in the statements of operations and cash flows	$1=RMB 7.2043	$1=RMB7.0533	$1=RMB 6.5332

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of foreign currency translation adjustment resulting from the Company not using $ as its functional currency.

Concentrations of risks

(a) Concentration of customers and suppliers

For the year ended September 30, 2024, one customer accounted for approximately 22% of total revenues. For the years ended September 30, 2023 and 2022, no customer accounted for more than 10% of total revenues. As of September 30, 2024, two customers accounted for approximately 36% and 56% of total accounts receivable. As of September 30, 2023, two customers accounted for approximately 52% and 38% of total accounts receivable.

For the year ended September 30, 2024, two suppliers accounted for approximately 18% and 18% of total cost of revenues. For the years ended September 30, 2023 and 2022, no supplier accounted for more than 10% of total cost of revenues. As of September 30, 2024, four suppliers accounted for approximately 26%, 14% ,11% and 10% of total accounts payables. As of September 30, 2023, three suppliers accounted for approximately 36%, 19% and 13% of total accounts payables.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of risks (continued)

(b) Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of September 30, 2024 and 2023, the aggregate amount of cash of $804,010 and $3,431,979, respectively, was held at major financial institutions in mainland PRC, where there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of September 30, 2024 and 2023, cash of $34,059 and $3,112,082, respectively, was held at major financial institutions in Hong Kong, PRC. The bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to HKD500,000. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(c) Foreign currency risk

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

Risks and uncertainties

The Company has substantial operations in China through its PRC subsidiaries. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. The Company believes that it is in compliance with existing laws and regulations including its organization, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Company’s operations.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections—Overall, 260-10 Earnings Per Share—Overall, 270-10 Interim Reporting—Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities—Oil and Gas—Notes to Financial Statements, 946-20 Financial Services—Investment Companies—Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all entities, the amendments will be effective two years later from the date of the SEC’s removal. On November 27, 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements. Main provisions include: (1) significant segment expenses—public entities are required to disclose significant segment expenses by reportable segment by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss; (2) other segment items—public entities are required to disclose other segment items by reportable segment. Such a disclosure would constitute the difference between deferred revenues less the significant expenses (disclosed) less reported segment profit or loss; (3) multiple measures of a segment’s profit or loss—public entities may disclose more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles; (4) CODM-related disclosures—disclosure of the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s); (5) entities with a single reportable segment—public entities must apply all of the ASU’s disclosure requirements, as well as all existing segment disclosure and reconciliation requirements in ASC 280; (6) recasting of prior-period segment information—recasting is required if segment information regularly provided to the CODM is changed in a manner that causes the identification of significant segment expenses to change. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods.  Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance.  The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”).  ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas.  ASU 2024-02 is effective for fiscal years beginning after December 15, 2024.  Early adoption is permitted.   The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

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

For the year ended September 30, 2024, the Company incurred a net loss of $3,968,852 and net cash used in operating activities of $4,900,883. As of September 30, 2024, the Company has an accumulated deficit of $18,541,751 and working capital deficit of $3,219,788. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Company has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital. As of September 30, 2024, the Company had cash of $839,622. Deferred revenue included in current liabilities amounted to $4,123,849 that will be recognized as revenue in the next fiscal year when the services are provided. As of September 30, 2024, the Company had a short-term loan and long-term loans of $1,567,487 and $1,766,986, respectively. The Company expects that it would be able to obtain new bank loans or renew its existing bank loans upon maturity based on past experience with the Company’s good credit history. Subsequent to September 30, 2024, the Company entered into a securities purchase agreement with two investors, to issue and sell to the investors secured convertible note for total original principal amount of apprximately$5.0 million, the Company has received gross proceeds approximately $4.8 million as of this filing date. Management’s plan to alleviate the substantial doubt about the ability to continue as a going concern include: (1) working to improve the liquidity and capital sources mainly through cash flow from its operations, renewal of bank borrowings, equity or debt offering and borrowing from related parties, and (2) implementing a strategic transition to expand into the e-commerce and health related industry and others in China. In order to fully implement the business plan and recover from continuing losses, management may also seek equity financing from outside investors. At the present time, however, management does not have commitments of funds from any potential investors. There can be no assurance that additional financing, if required, would be available on favorable terms or at all and/or that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary. Based on the above analysis, management believes the Company can continue as a going concern, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	September 30, 2024	September 30, 2023
Accounts receivable	$50,765	$52,796
Less: allowance for credit losses	-	(13,465)
Accounts receivable, net	$50,765	$39,331

Allowance for credit losses movement:

	September 30, 2024	September 30, 2023
Beginning balance	$13,465	$92,086
Provision (recovery)	14,125	(71,681)
Written off	(27,761)	(7,263)
Foreign exchange translation effect	171	323
Ending balance	$-	$13,465

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 5 — INVENTORIES

Inventories consisted of the following:

	September 30, 2024	September 30, 2023
Raw materials	$-	$153,851
Finished goods	375,881	-
Inventories	$375,881	$153,851

Inventory write down was $124,132, $nil and $nil for the years ended September 30, 2024, 2023 and 2022, respectively, which was recorded in cost of revenues.

Note 6 — ACQUISITION DEPOSIT

On April 10, 2023, the Company signed a Share Purchase Agreement (“SPA”) to purchase 100% equity interest of Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd, formerly known as Kaiye (Wenzhou) Water Project Development Co., Ltd (“Kaiye (Wenzhou)”) from a third party and Ms. Zhao Dongfang, a shareholder of the Company who owns approximately 3.4% of the Company’s equity shares. Kaiye (Wenzhou) is a provider of waterfront tourism projects especially water sports projects development. Pursuant to the SPA, the total consideration is $5,000,000, which will be paid in three installments. As of September 30, 2023, the Company has paid $3,602,000. On March 1, 2024, all parties agreed to amend the consideration to $6,155,951 (RMB43.2 million). As of September 30, 2024, the Company has paid $5,517,719 (RMB38,721,142). The Company expects to complete this transaction mid of the fiscal year 2025.

Note 7 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other assets, net consisted of the following:

	September 30, 2024	September 30, 2023

Prepaid rents	$84,544	$191,339
Prepaid service fee (a)	422,644	597,410
Loans to third parties (b)	990,804	238,134
Advances to vendors (c)	2,344,397	378,152
Advance to employees (d)	77,743	5,491
Security deposits	209,061	202,155
Prepaid board compensation	10,000	16,667
Others (e)	64,718	111,386
Prepayment and other assets, net	$4,203,911	$1,740,734
Including:
Prepayment and other current assets, net	$3,005,505	$1,267,347
Prepayments and other non-current assets, net	$1,198,406	$473,387

(a)	The prepaid service fee mainly represent the prepayment for teaching platform software technical service provided by third party service providers that will be amortized over one to three years.

(b)	Loans to third parties represent the balance of the amount lent to various third parties at an interest rate of 5% per annum for business connection to seek for more tutoring programs.

(c)	Advances to vendors primarily included prepayment for purchase and abroad-study programs.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 7 — PREPAYMENTS AND OTHER ASSETS, NET (continued)

(d)	Advance to employees was provided to staff for travelling and business-related use and are expensed as incurred.

(e)	Others primarily included funds deposited in payment platforms such as Alipay and WeChat.

Allowance for credit losses movement:

	September 30, 2024	September 30, 2023

Beginning balance	$-	$-
Provision for security deposits	-	10,378
Write off security deposits	-	(10,378)
Ending balance	$-	$-

Note 8 — PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS, NET

Property, equipment and intangible assets, net, consist of the following:

	September 30, 2024	September 30, 2023

Office equipment	$372,218	$331,114
Leasehold improvements	140,795	394,147
Software	28,500	-
Subtotal	541,513	725,261
Less: accumulated depreciation and amortization	(329,841)	(410,609)
Property and equipment, net	$211,672	$314,652

Depreciation expenses for the years ended September 30, 2024, 2023 and 2022 amounted to $92,649, $153,405 and $169,808, respectively.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 9 — LONG-TERM INVESTMENTS

	Cost method investments without readily determinable fair value(i)	Equity investments accounted for using the equity method(ii)	Total
Balance as of October 1, 2022	$-	$-	$-
Additions	5,224,986	41,118	5,266,104
Share of loss in equity method investee	-	(18,866)	(18,866)
Foreign exchange translation effect	-	628	628
Balance as of September 30, 2023	5,224,986	22,880	5,247,866
Share of loss in equity method investee	-	(22,294)	(22,294)
Impairment	(794,178)	-	(794,178)
Foreign exchange translation effect	186,155	314	186,469
Balance as of September 30, 2024	$4,616,963	$900	$4,617,863

(i)	On January 18, 2023, the Company entered into an agreement to acquire 18% of equity interest in Zhejiang Kangyuan Medical Technology Co., Ltd. (“Zhejiang Kangyuan”) for a total consideration of $4,440,789 (RMB32,400,000) from Zhejiang Kangyuan’s controlling shareholder, who is a shareholder of the Company and owns approximately 4.1% of the Company’s equity shares representing 2.2% of the Company’s voting rights. The Director of Zhejiang Kangyuan is also a shareholder of the Company who owns 3.4% the Company’s equity shares representing 1.8% of the Company’s voting rights. The Company determined that the controlling shareholder of Zhejiang Kangyuan and the director of Zhejiang Kangyuan do not meet the definition to be considered related parties of the Company in accordance with ASC 850-10-20. The Company reviewed the significant influence indicators in ASC 323-10-15-6 through ASC 323-10-15-8 and concluded that the Company does not have significant influence over Zhejiang Kangyuan. Since such investment does not have readily determinable fair values, the Company elected to account for the equity investment by using alternative measurement.

On May 10, 2023, the Company entered into an investment transfer agreement to acquire 19% of equity interest in Shanghai Daizong Business Consulting Co., Ltd (“Daizong”) for a total consideration of $785,362 (RMB5,730,000). The Company does not have significant influence over Shanghai Daizong Business Consulting Co., Ltd. Since such investment does not have readily determinable fair values, the Company elected to account for using alternative measurement.

(ii)	On February 24, 2023, the Company entered into an equity interest transfer agreement with a shareholder of Zhejiang Fuyouyuan Health Technology Co., Ltd. (“Zhejiang Fuyouyuan”), pursuant to which Lilong Logistics shall acquire 10% equity interest in Zhejiang Fuyouyuan for a consideration of $nil. As of the equity interest transfer date, the previous shareholder has not contributed the designated register capital of $284,998 (RMB2,000,000) representing the 10% of the equity interest in Zhejiang Fuyouyuan and Zhejiang Fuyouyuan had no business operation. Lilong Logistics is required to contribute the registered capital of $284,998 (RMB2,000,000) to Zhejiang Fuyouyuan before December 31, 2042. $42,750 (RMB300,000) had been paid as of September 30, 2024. After the equity interest transfer date, the controlling shareholder of Zhejiang Fuyouyuan is Ms. Xiuhua Ye, an immediate family member of the CEO. Lilong Logistics has significant influence over Zhejiang Fuyouyuan. The Company accounted for this investment using equity method and recorded share of loss amounted to $22,294 and $18,866 for the year ended September 30, 2024 and 2023, respectively.

As of September 30, 2024, based on the financial conditions and operating performances in Daizong, a full impairment loss of $794,178 was applied against this investment. The Company believes there was no material market environment change or any other factor that indicating the fair value of other investments was less than its carrying value, hence, the Company concluded there is no impairment of other investments.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 10 — LeaseS

The Company has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Lease expenses for the years ended September 30, 2024, 2023 and 2022 were $792,804, $766,930 and $730,718, respectively.

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

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	September 30, 2024	September 30, 2023

Operating lease right-of-use assets, net	$702,453	$1,358,342

Operating lease liabilities - current	$246,809	$551,384
Operating lease liabilities - non-current	409,703	882,617
Total operating lease liabilities	$656,512	$1,434,001

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of September 30, 2024:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.25 years
Weighted average discount rate	7.9%

The following is a schedule of maturities of lease liabilities as of September 30, 2024:

Twelve months ending September 30,
2025	$288,525
2026	208,208
2027	134,655
2028	92,624
2029	23,157
Total future minimum lease payments	747,169
Less: imputed interest	(90,657)
Present value of lease liabilities	$656,512

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 11 — BANK LOANS

Short-term bank loans

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	September 30, 2024	September 30, 2023
China Construction Bank (“CCB”)	$-	$33,717
Total	$-	$33,717

On July 28, 2023, the Company entered into a loan agreement with China Construction Bank for unsecured revolving lines of credit with a term of one year, pursuant to which a facility of up to approximately $33,717 (RMB246,000) was made available to the Company, at a fixed rate of 3.9% per annum. The loan was fully repaid upon maturity.

Long-term bank loans

Long-term bank loans consisted of the following:

	September 30, 2024	September 30, 2023
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”) (1)	$1,424,989	$1,370,613
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”) (2)	698,244	671,602
Wenzhou Minshang Bank (3)	1,211,240	1,165,022
Total	$3,334,473	$3,207,237
Less: Long-term bank loans - current portion	(1,567,487)	-
Long-term bank loans - non-current portion	$1,766,986	$3,207,237

(1)

On April 19, 2022, the Company entered into a loan agreement with Longwan RCB to obtain a loan of $370,497 (RMB2,600,000) for a term from April 19, 2022 to March 28, 2025 at a fixed annual interest rate of 8.1%. WFOE guaranteed for the repayment of the loan. CEO and his family members also provided personal guaranty for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan. The Company has repaid $65,549 (RMB460,000) of principal as of September 30, 2024.

On September 14, 2022, the Company entered into two loan agreements with Longwan RCB to obtain in aggregated of $854,993 (RMB6,000,000) from September 14, 2022 to September 8, 2025 at a fixed annual interest rate of 5.45%. WFOE guaranteed for the repayment of the loans. CEO also provided personal guaranty for the repayment of the loans. The CEO with his wife pledged personal properties as collateral to secure the loans and provided personal guaranty for the repayment of the loans.

On September 15, 2022, the Company entered into two loan agreements with Longwan RCB to obtain in aggregated of $265,048 (RMB1,860,000) from September 15, 2022 to September 12, 2025 at a fixed annual interest rate of 8.1%. WFOE guaranteed for the repayment of the loans. CEO and his family members also provided personal guaranty for the repayment of the loans. CEO and his wife pledged their personal properties as collateral to secure the loans.

(2)	On January 16, 2023, the Company entered into a loan agreement with Longwan RCB to obtain a loan of $698,244 (or RMB4,900,000) for a term from January 17, 2023 to January 16, 2026 at a fixed rate of 4.56% per annum. WFOE and CEO guaranteed for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 11 — BANK LOANS (continued)

(3)	On February 15, 2023, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $1,211,240 (or RMB8,500,000) for a term from February 15, 2023 to February 15, 2028 at a fixed annual interest rate of 7.5%. The Company’s CEO and his wife provided personal guaranty for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan.

For the years ended September 30, 2024, 2023 and 2022, the weighted average annual interest rate for the bank loans was approximately 6.6%, 6.8% and 7.9%, respectively. Interest expenses for the above-mentioned loans amount to $214,519, $317,918 and $158,173 for the years ended September 30, 2024, 2023 and 2022, respectively.

The repayment schedule for the bank loans are as follows:

Twelve months ending September 30,	Repayment
2025	$1,567,487
2026	840,743
2027	71,249
2028	854,994
Total	$3,334,473

Note 12 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	September 30, 2024	September 30, 2023

Payroll payables	$693,241	$759,026
Professional fee and others	537,887	282,806
Total	$1,231,128	$1,041,832

Note 13 — RELATED PARTIES BALANCES AND TRANSACTIONS

Accounts receivable-related parties

Accounts receivable from related parties amounted to $nil and $15,077 as of September 30, 2024 and 2023, respectively.

Due to a related party

Due to a related party amounted to $854,271 and $63,689 as of September 30, 2024 and 2023, respectively, representing the funds advanced to the Company by the CEO for working capital purpose.

Revenue earned from related parties

For the years ended September 30, 2024, 2023 and 2022, the Company earned revenue from related parties of $93,264, $310,465 and $710,620, respectively, which mainly from providing educational management consulting service to certain kindergartens owned by the CEO and his wife.

Guarantee provided by related parties

Several related parties guaranteed the repayment of the Company’s short-term and long-term loans. (See Note 11)

Guarantee provided to related parties

On May 10, 2023, the Company’s subsidiary Xianjin Technology and Qinshang Education signed an agreement with China Mingsheng Bank to provide guarantee for a related party’s borrowing of $1,852,485 (RMB 13,000,000) for a period from June 21, 2023 to May 10, 2033. The related party, Liming Xu, a director of the Company. As of September 30, 2024, the Company did not record any guarantee liability since there was no indications of default by the related party.

On December 21, 2023, the Company’s subsidiary Qinshang Education signed an agreement with Jiangsu Bank to provide guarantee for a related party’s borrowing of $71,249 (RMB500,000) for a period from December 22, 2023 to December 22, 2024. The related party, Zhoushen is the Head of Qinshang Education and Zhouzhi Culture. Subsequent to September 30, 2024, the related party’s borrowing had been fully repaid and the related party renewed the borrowing of $71,249 (RMB500,000) from Jiangsu Bank with the Company’s subsidiary Qinshang Education’s guarantee over the loan term up to December 19, 2025. As of September 30, 2024, the Company did not record any guarantee liability since there was no indications of default by the related party.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 14 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

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

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. All the Company’s PRC subsidiaries are subject to statutory 25% income tax rate for the years ended September 30, 2023 and 2022. All the Company’s PRC subsidiaries are qualified as small and micro enterprises for the year ended September 30, 2024, thus, the preferential effective tax rates of 2.5%-5% (2023 and 2022: 25%) are applied to these entities.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

i)	The components of the income tax provision are as follows:

	For the year ended September 30,
	2024	2023	2022

Current income tax	$18,617	$136,838	$354,529
Deferred income tax	-	-	-
Total provision for income taxes	$18,617	$136,838	$354,529

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

	For the year ended September 30,
	2024	2023	2022
Benefit expense computed based on PRC statutory rate	$(987,559)	$(1,410,804)	$(440,955)
Tax effect of different tax rates in other jurisdictions	116,027	601,772	8,384
Impact of preferential tax	585,436	-	-
Impact of tax rate change	792,201	-	-
Tax effect of unrecognized loss	206,296	632,545	352,703
Change in valuation allowance	(704,433)	228,862	409,099
Non-deductible items and others*	10,649	84,463	25,298
Income tax expense	$18,617	$136,838	$354,529

*	Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 14 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	September 30, 2024	September 30, 2023
Deferred tax assets:
Net operating loss carry-forward	$287,050	$974,439
Allowance for credit losses	-	3,366
Allowance for inventory reserves	6,372	-
Valuation allowance	(293,422)	(977,805)
Total deferred tax assets	$-	$-

ⅳ)	The following table summarizes deferred tax assets valuation allowance movement:

	September 30, 2024	September 30, 2023

Beginning balance	$977,805	$775,966
Change to tax expense in current year	(704,433)	228,862
Foreign currency translation adjustments	20,050	(27,023)
Ending balance	$293,422	$977,805

As of September 30, 2024, the total of net operating losses carried forward was $5,336,546, which will expire on various dates from May 31, 2025 to May 31, 2029. As of September 30, 2023, the total of net operating losses carried forward was $4,031,874, which will expire on various dates from May 31, 2024 to May 31, 2028. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of September 30, 2024 and 2023.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 14 — TAXES (continued)

(b) Taxes payable

Taxes payable consist of the following:

	September 30, 2024	September 30, 2023

Income tax payable	$2,756,930	$2,639,258
Value-added tax payable	1,304,826	1,098,163
Other taxes payable	161,782	140,289
Total taxes payable	$4,223,538	$3,877,710

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended September 30, 2024, 2023 and 2022 is as follows:

	For the year ended September 30,
	2024	2023	2022
Balance at beginning of year	$2,639,258	$2,573,830	$2,475,474
Increase related to current year tax positions	12,632	134,275	293,960
Settlement	-	-	-
Foreign exchange translation effect	105,040	(68,847)	(195,604)
Balance at end of year	$2,756,930	$2,639,258	$2,573,830

The unrecognized tax benefits represent the estimated income tax expenses the Company would be required to pay should its revenue for tax purposes be recognized in accordance with current PRC tax laws and regulations. $2,756,930 and $2,639,258 of unrecognized tax benefits as of September 30, 2024 and 2023 were included in income taxes payable. Unrecognized tax benefits if recognized, would affect the effective tax rate. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. There was no interest and penalty accrued as of September 30, 2024 and 2023 since it is impossible to estimate the amount of the penalty and interest at this point, and the Company believes that the probability of being charged interest and penalty is remote as the local authority is often willing to settle. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. As of September 30, 2024, the tax years ended December 31, 2019 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 15 — SHAREHOLDERS’ EQUITY

April 2024 Share Consolidation

On April 11, 2024, the Company’s shareholders approved the consolidation of the Company’s authorised and issued share capital, at a ratio of 10:1, such that the authorised share capital of the Company was consolidated from $50,000 divided into 90,0000,000 Class A ordinary shares with a par value of $0.0005 each and 10,000,000 Class B ordinary shares with a par value of $0.0005 each to $50,000 divided into 9,000,000 Class A ordinary shares with a par value of $0.005 each and 1,000,000 Class B ordinary shares with a par value of $0.005 each and all issued shares in the capital of the Company were consolidated such that every ten shares of each class was consolidated into one share of that class (with any fractional entitlements to be round up to the next whole share).

The Company believes that the share consolidation accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

As of September 30, 2024 and 2023, the Company both had an aggregate of 1,980,944 Class A ordinary shares outstanding, consisting of 1,577,944 Class A and 403,000 Class B ordinary shares, respectively.

Initial Public Offering

On June 24, 2022, the Company completed its IPO of 506,000 Class A ordinary shares at a public offering price of $40.0 per share. The Company received aggregate net proceeds of $17,626,924 from the offering, after deducting 7.5% of underwriting discounts and other related expenses of $648,258.

IPO Underwriter’s Warrants

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

On June 29, 2022, the underwriter opted to exercise all warrants on a cashless basis. On July 18, 2022, the Company issued 29,549 Class A ordinary shares to the underwriters.

Shares issued for service

On February 20, 2023, the Board of Directors of the Company approved to reward Ms. Huang Yunan, the Chief Financial Officer for her past efforts in IPO with a one-time award of 39,000 shares, which were vested immediately upon grant. On February 20, 2023, the Company issued 390,000 Class A ordinary shares to Ms. Huang. These shares were valued at $975,000, which was based on the value of the Company’s Class A ordinary shares at the grant date.

On February 20, 2023, the Board of Directors of the Company approved to reward a third-party consultant for his past efforts in IPO with a one-time award of 34,000 shares, which were vested immediately upon grant. On February 20, 2023, the Company issued 34,000 Class A ordinary shares to such third-party consultant. These shares were valued at $85,000, which was based on the value of the Company’s Class A ordinary shares at the grant date.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 15 — SHAREHOLDERS’ EQUITY (continued)

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries in the PRC must take appropriations from tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The general reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of a PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve both amounted $133,596 as of September 30, 2024 and 2023.

Prior to the effectiveness of Amended Private Education Law, PRC laws and regulations required private schools that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational facility. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Company’s private schools, development reserve both amounted to $873,431 as of September 30, 2024 and 2023. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Company’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was $1,002,904 and $1,019,827 as of September 30, 2024 and 2023, respectively.

Note 16 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of September 30, 2024 and 2023, the Company had no material outstanding litigations.

Guarantee

The Company provided guarantee for a related party’s borrowing (details refer to Note 13).

On December 25, 2023, the Company’s subsidiary Zhouzhi Culture signed an agreement to provide guarantee for a third party’s lease agreement. The guarantee will expire on March 31, 2025.

Commitments

The Company had various outstanding bank loans (details refer to Note 11) and non-cancellable operating lease agreements (details refer to Note 10).

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 17 — SEGMENT INFORMATION

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company has determined that it has two operating segments as defined by ASC 280, “Segment Reporting”: education and e-commerce. Education segment offers foreign language tutorial services and other education training management services in China. The e-commerce segment offers e-commerce service and related products.

Selected financial information is presented below:

	Education			E-commerce			Total
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Revenues	$6,296,806	$6,155,593	$10,814,656	$3,862,214	$-	$-	$10,159,020	$6,155,593	$10,814,656
Cost of revenues	3,702,894	4,363,124	6,003,258	4,093,345	-	-	7,796,239	4,363,124	6,003,258
Gross profit	2,593,912	1,792,469	4,811,398	(231,131)	-	-	2,362,781	1,792,469	4,811,398
Interest expenses, net	243,519	331,698	213,894	11	(6)	-	243,530	331,692	213,894
Depreciation and amortization	91,729	153,405	169,808	920	-	-	92,649	153,405	169,808
Capital expenditures	115,575	274,381	174,074	17,571	2,939	-	133,146	277,320	174,074
Segment assets	14,171,479	19,101,467	23,438,586	2,911,990	346,626	-	17,083,469	19,448,093	23,438,586
Segment loss	$(3,001,365)	$(5,764,314)	$(2,118,349)	$(967,487)	$(15,740)	$-	$(3,968,852)	$(5,780,054)	$(2,118,349)

Note 18 — SUBSEQUENT EVENTS

On October 23, 2024, the Company entered into a loan agreement with China Construction Bank for unsecured revolving lines of credit with a term of one year, pursuant to which a facility of up to approximately $76,237 (RMB535,000) was made available to the Company from October 23, 2024 to October 23, 2025, at a fixed rate of 3.85% per annum.

On October 28, 2024, the Company entered into a Securities Purchase Agreement with two accredited investors (the “Buyer”), to issue and sell to the Buyer (i) secured convertible notes in an aggregate original principal amount of $5,000,000 (the “Notes”) and (ii) warrants, to acquire up to that number of shares of common shares of the Company equal to 180% of the quotient obtained by dividing (a) the original aggregate principal amount of the Notes, by (b) the Conversion Price. The Conversion Price is 70% of the lowest closing market trading price of the Company’s common stock during the fifteen (15) trading days leading up to either (i) the date the very first conversion notice for either the Convertible Note or the Warrants is delivered or (ii) the date each conversion notice is delivered, at the Holder’s sole discretion. The Note matures on November 2, 2025 and accrues interest at two point seventy-five percent (2.75%) per annum. Gross proceeds amounted to $4.8 million.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

PARENT COMPANY BALANCE SHEETS

	September 30,	September 30,
	2024	2023
ASSETS
ASSETS:
Cash and cash equivalents	$25,985	$254,483
Prepayments and other current assets	23,332	10,000
TOTAL CURRENT ASSETS	49,317	264,483

Investments in subsidiaries	668,219	4,163,507
TOTAL ASSETS	$717,536	$4,427,990

EQUITY:
Authorized share capital of $50,000 divided into 9,000,000 Class A ordinary shares of $0.005 par value per share and 1,000,000 Class B ordinary shares of $0.005 par value per share; with 1,577,944 Class A ordinary shares issued and outstanding as of September 30, 2024 and 2023 and 403,000 Class B ordinary shares issued and outstanding as of September 30, 2024 and 2023.
Class A ordinary shares	$7,890	$7,890
Class B ordinary shares	2,015	2,015
Additional paid in capital	19,450,741	19,467,664
Statutory reserves	1,007,027	1,007,027
Accumulated deficits	(18,541,751)	(14,835,585)
Accumulated other comprehensive loss	(1,208,386)	(1,221,021)
TOTAL SHAREHOLDERS’ EQUITY	717,536	4,427,990

TOTAL LIABILITIES AND EQUITY	$717,536	$4,427,990

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

PARENT COMPANY STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE(LOSS) INCOME

	For the Years Ended September 30,
	2024	2023	2022

Equity in loss of subsidiaries	$(3,529,999)	$(3,684,384)	$(2,134,752)
General and administration expenses and others	(176,167)	(2,101,927)	(4,568)
NET LOSS	(3,706,166)	(5,786,311)	(2,139,320)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	12,635	(403,073)	858,703
COMPREHENSIVE LOSS	$(3,693,531)	$(6,189,384)	$(1,280,617)

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“$”), except for number of shares)

Note 19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,706,166)	$(5,786,311)	$(2,139,320)
Equity in loss of subsidiaries	3,529,999	3,684,384	2,134,752
Share based compensations	-	1,825,000	-
Prepayments and other assets	(23,332)	(10,000)	-
NET CASH USED IN OPERATING ACTIVITIES	(199,499)	(286,927)	(4,568)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Loan to) payment from subsidiaries	(38,999)	533,961	(18,124,364)
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(38,999)	533,961	(18,124,364)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering	-	-	18,275,182
Payment for issuance costs	-	-	(151,646)
Advance from related party	10,000	2,287	10,558
NET CASH PROVIEDED BY FINANCING ACTIVITIES	10,000	2,287	18,134,094

CHANGES IN CASH AND CASH EQUIVALENTS	(228,498)	249,321	5,162
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	254,483	5,162	-
CASH AND CASH EQUIVALENTS END OF YEAR	$25,985	$254,483	$5,162