Form 20-F
period 2025-09-30
Golden Sun Technology Group Ltd.
filed 2026-02-13
CIK 1826376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-41425

Golden Sun Technology Group Limited

金太阳科技集团有限公司

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China 200083

(Address of principal executive offices)

Xueyuan Weng, Chief Executive Officer

Telephone: +86-0577-56765303

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

An aggregate of 8,325,870 Class A ordinary shares and 403,000 Class B ordinary shares, par value $0.005 per share, as of September 30, 2025.

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

INTRODUCTION

We are a holding company incorporated as an exempted company in the Cayman Islands with no material operations of our own, and our business operations are currently conducted by our subsidiaries in China (“PRC subsidiaries”). Investors of our Class A ordinary shares own shares of a Cayman Islands holding company. We currently control and receive the economic benefits of our PRC subsidiaries’ business operation through equity ownership, and we no longer use VIE structure. Prior to September 2021, our operations were conducted through variable interest entities (“VIEs”). In response to the revised Implementation Rules for the Law for Promoting Private Education of the People’s Republic of China (the “Implementing Regulation”), which became effective on September 1, 2021 and governs, among other matters, the establishment, organization and operation of private schools, teachers and educators, and the assets and financial management of schools, we completed a reorganization to divest our operations involving two private schools that provided compulsory education. The revised Implementing Regulation prohibits private schools that provide compulsory education from being controlled through VIE contractual arrangements and from entering into transactions with related parties. For a description of our corporate structure, see “Item 3. Key Information-Corporate Structure.”

Unless otherwise stated, as used in this annual report and in the context of describing our operations and consolidated financial information, “Golden Sun Cayman,” “we,” “us,” the “Company,” or “our company” refers to Golden Sun Technology Group Limited, formerly known as Golden Sun Health Technology Group Limited and, prior thereto, Golden Sun Education Group Limited.

As of the date of this annual report, we operate two principal lines of business: tutorial services and e-commerce services. Prior to November 2023, our operations were primarily focused on tutorial and private education services. In response to the increasingly restrictive regulatory environment affecting the private education sector in the People’s Republic of China (“PRC” or “China”), after November 2023, we began to adjust our business strategy and gradually reduce our reliance on tutorial services as our primary sources of revenue. As part of this transition, we expanded our operations into e-commerce. Currently, more than 90% of our revenue is derived from our e-commerce business. Our tutorial services now account for a relatively small portion of total revenue and are maintained on a limited and supplemental basis. We believe that this business diversification reduces our exposure to regulatory risks associated with the education sector and allows us to leverage our existing customer base, operational experience, and technological infrastructure for our future business developments, although there can be no assurance that this strategy will be successful.

●	E-Commerce Services

In November 2023, we diversified our operations beyond tutoring and secondary language instruction to include e-commerce services. Our e-commerce operations currently consist of data analytics–driven marketing and social media promotional services for small and medium-sized businesses on major short video platforms based in China, including Douyin, Kuaishou, and WeChat Video Accounts, where we provide social media content planning, data-based advertising placement, performance monitoring, and strategy optimization. In connection with these services, we utilize data analytics based on platform algorithms to support targeted advertising and adjust marketing campaigns based on real-time performance data.

Our e-commerce operations are subject to various macroeconomic factors that may affect consumer demand and business performance. During periods of economic growth, consumer purchasing power generally increases, which may support higher demand for e-commerce products and services. Conversely, during periods of economic slowdown, consumers may become more price-sensitive, which could adversely affect demand. Demographic and social trends may also influence consumer behavior. For example, younger consumer cohorts generally place greater emphasis on convenience and may be more willing to adopt new e-commerce models and products, while demand among older consumers for products offered through e-commerce platforms has gradually increased. However, shifts in population structure, consumer preferences, and spending patterns are subject to uncertainty and may not continue as expected. The e-commerce industry in China is highly competitive and subject to evolving laws, regulations, and policies. Our operations face risks and challenges, including intense competition, relatively high operating and customer acquisition costs, changes in platform rules or algorithms, regulatory uncertainty, and the need to continually adapt to changing consumer preferences. These factors may materially and adversely affect the growth, results of operations, and prospects of our e-commerce business.

●	Tutorial services

With the advancement of technology, virtual classrooms and artificial intelligence (“AI”) tutoring tools have become increasingly prevalent. Educational resources will be disseminated more conveniently via digital means, and we believe personalized learning services will also gain growing popularity accordingly. In recent years, our tutorial has gradually adopted intelligent teaching tools, leveraging AI-powered question banks to standardize teaching, improving teaching efficiency through technological means, supervising over teaching activities and faculty members, empowering language teaching, and further driving the reform of teaching methodologies. However, as a traditional sector, our business may not grow at the rate projected by industry data, or at all. If the education industry fails to grow as expected, such conditions could have a material adverse effect on our business and the market price of our Class A ordinary shares. In addition, the rapidly evolving nature of the education industry introduces significant uncertainty into any projections or estimates regarding its growth prospects or future condition. If one or more of the assumptions underlying the industry data prove incorrect, our actual results may differ materially from projections based on such assumptions.

As of September 30, 2025, our education centers offer two main programs: (i) foreign language tutorial programs in less commonly taught languages, including Spanish and Japanese, provided to individual students as well as to companies and other organizations; and (ii) Gaokao repeater tutorial programs, provided to individual students.

Revenues from our continuing operations for the fiscal year ended September 30, 2025 increased by approximately $29.4 million, or 483%, to approximately $35.5 million, from approximately $6.1 million for the fiscal year ended September 30, 2024, primarily attributable to the increased revenue from e-commerce services, as we further expanded our operations on e-commerce since late 2023. For the fiscal year ended September 30, 2025, our net loss increased by approximately $1.3 million, or 32%, to approximately $5.2 million, from approximately $4.0 million in fiscal year 2024, primarily due to an increase of approximately $3.8 million in net loss from continuing operations, offset by an approximately $0.7 million turnaround to net income from discontinued operations.

USE OF CERTAIN TERMS

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China.

●	“Chongwen Middle School” are to Wenzhou City Longwan District Chongwen Middle School, which we controlled prior to the Reorganization (as defined below) via an entrustment agreement among Chongwen Middle School, Golden Sun Shanghai and Mr. Xueyuan Weng , as well as a Concerted Action Agreement among two of Chongwen Middle School’s sponsors and the representative of its employees

●	“Class A ordinary shares” are to our Class A ordinary shares, par value $0.005 per share, each entitled to one vote, and not convertible into Class B ordinary shares under any circumstances.

●	“Class B ordinary shares” are to our Class B ordinary shares, par value $0.005 per share. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights: each Class A ordinary Share is entitled to one vote, and each Class B ordinary share is entitled to fifty votes and is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

●	“compulsory education” are to the nine years of education mandated by the PRC, consisting of six years of primary education and three years of secondary education.

●	“Double First Class University Plan” are to “The World First Class University” and “First Class Academic Discipline Construction” combined, a tertiary education development initiative designed by the PRC government in 2015 aiming to comprehensively develop elite Chinese universities and their individual faculty departments into world-class institutions by the end of 2050.

●	“Gaokao” are to China’s standardized college entrance examination.

●	“Golden Sun (SH)” are to Golden Sun (SH) Cultural and Tourism Research Institute Limited, formerly named as CF (HK) Health Technology Limited, a wholly owned subsidiary of Golden Sun Hong Kong, a Hong Kong limited company.

●	“Golden Sun Cayman,” “we,” “us,” “our Company,” “Company” or similarly terminology are to Golden Sun Technology Group Limited, formerly known as Golden Sun Health Technology Group Limited and, prior thereto, Golden Sun Education Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

●	“Golden Sun Hong Kong” are to Hongkong Jintaiyang International Education Holding Group, a Hong Kong private limited company and a wholly owned subsidiary of Golden Sun Cayman.

●	“Golden Sun Selection” are to Zhejiang Golden Sun Selection Technology Co., Ltd., a PRC limited liability company and the wholly owned subsidiary of Golden Sun Wenzhou (as defined below).

●	“Golden Sun Shanghai” are to Shanghai Golden Sun Education Group Co., Limited, a Hong Kong private limited company, which was majority owned by Xueyuan Weng, our Chief Executive Officer and Chairman, prior to the Reorganization and is not part of the Group as of the date of this annual report.

●	“Golden Sun Wenzhou” or “WFOE” are to Zhejiang Golden Sun Education Technology Group Co., Ltd., formerly known as Wenzhou Golden Sun Education Development Co., Ltd., a PRC limited liability company and the wholly foreign owned subsidiary of Golden Sun Hong Kong.

●	“Gongyu Education” are to Shanghai Golden Sun Gongyu Education Technology Co., Ltd., a PRC limited liability company and a former wholly owned subsidiary of Golden Sun Wenzhou, which is no longer part of the Group (as defined below) as a result of Golden Sun Wenzhou’s divesture of Gongyu Education as of the date of this annual report.

●	“Group” are to our Company and its subsidiaries as a whole.

●	“HK Kim Rong” are to HK Kim Rong International Co., Ltd, a Hong Kong limited company whereby Golden Sun Hong Kong holds 18% of its equity interest.

●	“Hangzhou Jicai” or “Jicai Tutorial” are to Hangzhou Jicai Education Technology Co. Ltd., formerly known as Hangzhou Jicai Tutorial School Co., Ltd., a PRC limited liability company and a former wholly owned subsidiary of Golden Sun Wenzhou, which is no longer part of the Group (as defined below) as a result of Golden Sun Wenzhou’s divesture of Gongyu Education as of the date of this annual report.

●	“Hongkou Tutorial” are to Shanghai Hongkou Practical Foreign Language Tutorial School, a PRC limited liability company and the wholly owned subsidiary of Xianjian Technology, which ceased operation on December 31, 2021.

●	“Nasdaq” are to The Nasdaq Capital Market where our Class A ordinary shares are traded on.

●	“Key Universities” are to universities in China that are included in Project 211, Project 985 and Double First Class University Plan.

●	“MOE” are to the Ministry of Education of the PRC.

●	“Ouhai Art School” are to Wenzhou City Ouhai District Art School, which we controlled prior to the Reorganization via a series of contractual arrangements between Ouhai’s shareholders and Golden Sun Wenzhou and is now wholly owned by Xueyuan Weng, our Chief Executive Officer and Chairman, as of the date of this annual report.

●	“Oulong Longwan Branch” are to Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd., (Longwan Branch), a PRC limited liability company and a branch office of Zhejiang Oulong.

●	“Project 211” are to a national higher education initiative launched in 1995, designed to strengthen about 100 universities and key disciplines to elevate the overall quality and research prowess of China’s higher education system, thereby supporting the country’s long-term development goals.

●	“Project 985” are to a strategic government project initiated in 1998 to build a select number of top Chinese universities into world-class research institutions. It featured significant concentrated funding from central and local authorities to accelerate their development and enhance China’s global standing in higher education and innovation..

●	“Qinshang Education” are to Shanghai Qinshang Education Technology Co., Ltd., a PRC limited liability company and the wholly-owned subsidiary of Zhouzhi Culture, which is no longer part of the Group as a result of Golden Sun Wenzhou’s divesture of Gongyu Education, the parent company of Zhouzhi Culture, as of the date of this annual report.

●	“RMB” or “Renminbi” are to the legal currency of China.

●	“SCNPC”are to Standing Committee of the National People's Congress.

●	“SEC” are to the U.S. Securities and Exchange Commission.

●	“Securities Act” are to the Securities Act of 1933, as amended.

●	“secondary schools” are to middle and high schools.

●	“Selection Hangzhou Branch” are to Zhejiang Golden Sun Selection Technology Co., Ltd. (Hangzhou Branch), a PRC limited liability company and a branch office of Golden Sun Selection.

●	“Shanghai Daizong” are to Shanghai Daizong Business Consulting Co., Ltd., a PRC limited liability company, of which Xianjin Technology acquired a 19% equity share in 2023 and is no longer part of the Group as a result of Golden Sun Wenzhou’s divesture of Gongyu Education, the parent company of Xianjin Technology, as of the date of this annual report.

●	“Shanghai Fuyang” are to Shanghai Fuyang Culture Technology Co., Ltd., formally known as Shanghai Fuyang Cultural and Tourism Development Co., Ltd., a PRC limited liability company and the wholly owned subsidiary of Shanghai Wensaier.

●	“Shanghai Fuyouyuan” are to Shanghai Fuyouyuan Health Technology Co., Ltd., a PRC limited liability company and a wholly-owned subsidiary of Shenghai Wensaier.

●	“Shanghai Jicai” are to Shanghai Yangpu District Jicai Tutorial School, which transferred its existing business to Zhouzhi Culture in fiscal year 2022 and discontinued his business operation, and was subsequently deregistered on December 12, 2024.

●	“Shanghai Jinheyu” are to Shanghai Jinheyu Biotechnology Co., Ltd., a PRC limited liability company, which is no longer part of the Group as a result of Golden Sun Wenzhou’s divesture of Gongyu Education, the parent company of Shanghai Jinheyu, as of the date of this annual report.

●	“Shanghai Wensaier” are to Shanghai Wensaier Education Technology Co., Ltd, a PRC limited liability company and the wholly owned subsidiary of Golden Sun Wenzhou.

●	“shares,” “Shares,” or “ordinary shares” are to our Class A ordinary shares and Class B ordinary shares.

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

●	“VIE” and “VIEs” are to variable interest entity Ouhai Art School and Chongwen Middle School, individually and collectively. In September 2021, in compliance with the revised Implementing Regulation, the Company divested its operations of both schools. All discussions in this annual report regarding VIEs are provided for historical context only.

●	“Wenzhou Lilong” are to Wenzhou Lilong Network Technology Co., Ltd, formerly, Wenzhou Lilong Logistics Services Co., Ltd., a PRC limited liability company and the wholly owned subsidiary of Golden Sun Wenzhou.

●	“Xianjin Technology” are to Shanghai Xianjin Technology Development Co., Ltd., a PRC limited liability company which is no longer part of the Group as a result of Golden Sun Wenzhou’s divesture of Gongyu Education, the parent company of Xianjin Technology, as of the date of this annual report.

v

●	“Yangfushan Tutorial” are to Wenzhou City Ouhai District Yangfushan Culture Tutorial School and a wholly owned subsidiary of Golden Sun Wenzhou.

●	“Zhejiang Oulong” are to Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd, formerly known as Kaiye (Wenzhou) Water Project Development Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of Wenzhou Lilong.

●	“Zhejiang Fuyouyuan” are to Zhejiang Fuyouyuan Health Technology Co., Ltd, a PRC limited liability company, which is no longer part of the Group as a result of Wenzhou Lilong divesture of its shareholding in Zhejiang Fuyouyuan as of the date of this annual report.

●	“Zhejiang Kangyuan” are to Zhejiang Kangyuan Medical Technology Co., Ltd., a PRC limited liability company and a wholly owned subsidiary of HK Kim Rong.

●	“Zhouzhi Culture” are to Shanghai Zhouzhi Culture Development Co., Ltd., a PRC limited liability company which is no longer part of the Group as a result of Golden Sun Wenzhou’s divesture of Gongyu Education, the parent company of Zhouzhi Culture, as of the date of this annual report.

●	“Zhouzhi Tutorial” are to the tutorial center operated by Zhouzhi Culture.

Information Related to, or Based on, the Number of Outstanding Ordinary Shares

On April 18, 2024, the Company effectuated a share consolidation of its ordinary shares on a one-for-ten basis (the “Share Consolidation”). Unless otherwise provided, this annual report reflects the “Share Consolidation.” As a result of the Share Consolidation:

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

On September 25, 2025, we conducted an extraordinary general meeting of Class A shareholders (the “EGM”), followed by our 2025 annual general meeting of all shareholders (the “AGM”) to approve the following resolutions, among other things, effective immediately:

●	that the variation of the rights attaching to Class A ordinary shares of par value US$0.005 each resulting from the number of votes holders of Class B ordinary shares of par value US$0.005 each are entitled to cast on a poll being increased from 5 votes to 50 votes for each Class B ordinary share they hold (the “Class B Variation”);

●	that the change of our name in English from “Golden Sun Health Technology Group Limited” to “Golden Sun Technology Group Limited,” and the change of our foreign name from “金太阳健康科技集团有限公司” to “金太阳科技集团有限公司”(the “Name Change”);

●	that the authorized share capital of the Company be increased from US$50,000 divided into 9,000,000 Class A ordinary shares with a par value of US$0.005 each and 1,000,000 Class B ordinary shares with a par value of US$0.005 each to US$1,000,000 divided into 180,000,000 Class A ordinary shares with a par value of US$0.005 each and 20,000,000 Class B ordinary shares with a par value of US$0.005 each (the “Share Capital Increase”); and

●	that the adoption of amended and restated memorandum and articles of association to reflect the Class B Variation, Name Change and Share Capital Increase.

Subsequently, we filed an amended and restated memorandum and articles of association, to reflect the Name Change, Share Capital Increase and the Class B Variation, which became effective on September 25, 2025.

At the opening of trading on February 5, 2026, our Class A ordinary shares begin trading on the Nasdaq Capital Market under the new name “Golden Sun Technology Group Limited.” The Company’s CUSIP number will remain the same. The name change reflects the Company’s new business strategy and its future development plans.

Translation of RMB to US$

This annual report on Form 20-F includes our audited consolidated balance sheet data as of September 30, 2025 and 2024, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for the fiscal years ended September 30, 2025, 2024 and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30, 2025	September 30, 2024	September 30, 2023
Balance sheet items, except for equity accounts	$1=RMB 7.1190	$1=RMB7.0176	$1=RMB 7.2960
Items in the statement operations and comprehensive loss and cash flows	$1=RMB 7.2125	$1=RMB7.2043	$1=RMB 7.0533

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	the potential impact on our business of the economic, political and social conditions of the PRC;

●	any changes in the laws of the PRC or local province that may affect our operations;

●	slowdown or contraction in industries in China in which we operate;

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the e-commerce and education industries; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This annual report primarily contains data related to the e-commerce and private education industries in China. We obtained the industry, market and competitive position data in this annual report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information. This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

An investment in our securities involves significant risks. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed fully in Risk Factors, which you should read in its entirety starting from page 1, and elsewhere in this annual report.

Risks Related to Our Business and Industry

●	We have incurred losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

●	Our expansion into the e-commerce industry in China is subject to uncertainty, and our evolving business strategies may make it difficult for investors to evaluate our future prospects.

●	We face intense competition in the PRC education sector, which could result in pricing pressure, reduced operating margins, loss of market share, difficulties in attracting or retaining qualified teachers, and increased capital expenditures, any of which could materially and adversely affect our business, financial condition and results of operations.

●	Our business and results of operations are dependent on the level of tuition fees we are able to charge and our ability to maintain or increase such fees. Any inability to do so could materially and adversely affect our financial condition, results of operations and prospects.

●	We face significant regulatory and compliance risks in connection with our expansion into the e-commerce industry in China.

●	We are subject to data privacy and cybersecurity regulations that could affect our e-commerce operations.

●	Our operations may require additional licenses and approvals in future, and changes in PRC e-commerce regulations could restrict our business activities.

●	Our expansion into the e-commerce industry exposes us to intense competition and uncertain market acceptance.

●	Our limited operating experience in the e-commerce industry may increase execution risks and lead to losses.

●	We face risks related to health epidemics, natural disasters, or terrorist attacks in China.

●	Our business is dependent on the reputation of our tutorial services.

●	We may fail to attract and retain students in our tutorial centers.

●	Changes in policies related to the Gaokao examination by the PRC government may decrease our pool of prospective students, which may materially and adversely affect our results of operations and financial condition.

●	Our tutorial centers offer refunds to students who withdraw from enrollment within a certain predetermined period, and we cannot assure you that our estimates of refund will be accurate, or that such refunds will remain insignificant to our results of operations and our financial condition.

●	New legislation or changes in the PRC regulatory requirements regarding private education have affected, and may further affect, our business operations and prospects materially and adversely.

●	We may fail to attract and retain teachers and we may not be able to maintain consistent teaching quality throughout our schools and tutorial centers.

●	We are subject to various approvals, licenses, permits, registrations and filings for our tutorial and other services in the PRC.

●	New legislation or changes in the PRC regulatory requirements regarding private education have affected, and may further affect, our business operations and prospects materially and adversely.

●	Our PRC subsidiary’s food operation license has expired and is in the process of renewal. Failure to renew may adversely affect our business operations.

●	Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Risks Related to Doing Business in the PRC

●	Our Class A ordinary shares may be delisted under the Holding Foreign Companies Accountable (“HFCA”) Act if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A ordinary shares may be prohibited from trading or delisted. As a result, trading in our securities may be prohibited under the HFCA Act, as amended by the Accelerating Holding Foreign Companies Accountable Act, and related regulations if the PCAOB determines that it cannot inspect or investigate completely our auditor for a period of two consecutive years, and that as a result an exchange may determine to delist our securities. The HFCA Act, the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCA Act, together with recent joint statement by the SEC and PCAOB, the PCAOB’s determinations, and the Nasdaq rule changes all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our offering.

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and offerings at any time, which could result in a material change in our operations and our Class A ordinary shares could decline in value or become worthless.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirement we may have, and any limitation on the ability of our subsidiaries to make payments to us and any tax we are required to pay could have a materially adverse effect on our ability to conduct our business.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Our Ordinary Shares and the Trading Market

●	Future sales of our Class A ordinary shares or the anticipation of future sales, could reduce share price.

●	We do not expect to pay dividends in the foreseeable future, so returns depend on share price appreciation.

●	As a foreign private issuer, we follow Nasdaq exemptions, reducing shareholder protections.

●	Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

●	During the course of the audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ordinary shares may be adversely impacted.

●	We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

●	The dual class structure of our ordinary shares has the effect of concentrating voting control with our Chairman and Chief Executive Officer, Mr. Xueyuan Weng, who is the only owner of our Class B ordinary shares, and his interests may not be aligned with the interests of our other shareholders.

Risks Related to Our Business

We have incurred losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

As discussed in Note 3 to the consolidated financial statements to this annual report, we have suffered significant losses, which have resulted in a substantial decline in our working capital and have raised substantial doubt about our ability to continue as a going concern. For the fiscal year ended September 30, 2025, we incurred a net loss from continuing operations of $5,951,827, with net cash used in operating activities of $7,626,557 from continuing operations. As of September 30, 2025, we had an accumulated deficit of $23,570,155. Our auditor, Assentsure PAC, included an explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended September 30, 2025, expressing substantial doubt about our ability to continue as a going concern within one year after the date the consolidated financial statements are issued. If we are unable to improve our operating results, obtain additional financing or otherwise successfully execute our business plan, we may be unable to continue our operations. The existence of substantial doubt regarding our ability to continue as a going concern could materially and adversely affect our ability to raise additional capital through the sale of equity or debt securities or through other financing alternatives. It may also negatively affect investor confidence in us and could have a material adverse effect on our business, financial condition, and results of operations.

Management is evaluating different sources of funding for our future operations. These sources may include, but are not limited to, from current or new investors, officers and directors, debt financing and optimization of costs. The principal shareholder of the Company has pledged to use his personal assets as collateral to support the Company in securing bank loans whenever necessary. We believe that our working capital will be sufficient to fund our operations over at least the next 12 months from the date of this annual report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that the cash requirements would exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

Our expansion into the e-commerce industry in China is subject to uncertainty, and our evolving business strategies may make it difficult for investors to evaluate our future prospects.

In recent years, the evolving PRC education regulatory environment has negatively impacted our operations in the education industry and we have been seeking business opportunities to diversify our business. In November 2023, we launched a strategic pivot by entering into the Chinese cultural tourism and e-commerce industries. Although we have generated revenue from our e-commerce business in fiscal years 2024 and 2025 by leveraging our cost structure, there can be no assurance that we will be able to sustain or grow such revenues, or that these advantages will continue to provide us with a competitive benefit. Additionally, we have gradually reduced our cultural tourism services since July 2025 to reallocate resources and management attention to our existing core businesses, as the cultural tourism services performed below our expectations and generated only minimal revenues. To manage and support changes in our existing business and our future growth strategy, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified employees, management personnel and other administrative and sales and marketing personnel, particularly as we enter into new areas. We cannot assure you that we will be able to effectively and efficiently manage our operations, recruit and retain qualified staff and management personnel and integrate new businesses into our operations. Any failure to effectively and efficiently manage changes of our business may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

The changes in our business strategies may have some or all of the following unintended effects:

●	Our new products and services may not be accepted by our users as we expect;

●	Our new products and services may not attract users and customers or generate the revenue required to succeed;

●	The underlying assumptions and estimates about our new business and the new markets that we attempt to enter into may prove incorrect, which may cause our actual results of operations to fall short of our expectations;

●	To the extent we enter into new business strategies in different industries, our previous operating history may be of limited use for investors to evaluate our future performance and prospects;

●	The development of new products and services could be costly and time-consuming and requires us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful;

●	Expenses will be incurred in the implementation of the new business strategies, and the implementation process may distract us from achieving other fundamental business objectives; and

●	The changes in organizational structure required to support our evolving business strategies and offerings may result in dissatisfaction among key employees, which could make it more difficult for us to retain such personnel and could adversely affect our operations.

We face intense competition in the PRC education sector, which could result in pricing pressure, reduced operating margins, loss of market share, difficulties in attracting or retaining qualified teachers, and increased capital expenditures, any of which could materially and adversely affect our business, financial condition and results of operations.

The private education sector in China is fast evolving, highly fragmented and competitive, and we expect competition in this sector to continue and intensify. Furthermore, the private education industry in China is highly sensitive to demographic changes. Student enrollment in primary and secondary education in China can be substantially affected by PRC government policies on family planning. In Zhejiang, Guangdong and Jiangxi provinces and Shanghai, where most of our operations are located, we face intense competition and pricing pressure. Our competitors may adopt similar or better curricula, student support services and marketing strategies with more appealing pricing and service packages than our current offerings. In addition, some of our competitors may have more resources than we do and may be able to dedicate greater resources than we can to school development and promotions. They may also respond more quickly than we can to changes in student demand, market needs and/or new technologies. As such, we may need to lower our tuition fees, increase our spending in order to be competitive by retaining or attracting students and qualified teachers, or identify and pursue new market opportunities. If we are unable to successfully compete for new students or partners, maintain or increase our fee levels, attract and retain qualified teachers or other key personnel, enhance the quality of our educational services or control the costs of our operations, our business, results of operations and financial condition may be materially and adversely affected.

Our business and results of operations are dependent on the level of tuition fees we are able to charge and our ability to maintain or increase such fees. Any inability to do so could materially and adversely affect our financial condition, results of operations and prospects.

The amount of tuition fees we are able to charge represents one of the most significant factors affecting our profitability related to our tutorial services. Our fees have been determined based on demand for our educational programs and training courses, the cost of our operations, the geographic markets in which we operate our business, the fees charged by our competitors, our pricing strategy to gain market share and the general economic conditions in China and in the areas in which our tutorial centers are located, subject to applicable approvals by local government according to the nature of the private schools, e.g., for-profit or not-for-profit.

Pursuant to the Law of the People’s Republic of China on the Promotion of Privately-run Schools amended in 2016 and further amended in 2018, the measures for the collection of fees by not-for-profit schools shall be formulated by local government of various provinces, autonomous regions and centrally administrated municipalities. On July 24, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Further Reducing the Burden of Homework and Off-Campus Training for Students in Compulsory Education (the “Guideline”). Pursuant to the Guideline, fees charged for off-campus tutoring services relating to academic subjects provided to students in compulsory education are subject to government-guided pricing, and the same pricing principles are to be applied by reference to academic subject tutoring services provided to senior high school students. Subsequently, in order to implement the Guideline, the Ministry of Education issued a notice (the “Notice”) further clarifying the scope of “academic subjects.” According to the Notice, academic subjects include Morality and Law, Chinese Language, History, Geography, Mathematics, Foreign Languages (including English, Japanese and Russian), Physics, Chemistry and Biology. Pursuant to the Price Law of the People’s Republic of China, prices for services are generally determined by market forces unless such services are subject to government-guided pricing or government-set pricing as required by applicable laws and regulations. Where government-guided pricing or government-set pricing applies, pricing must be implemented in accordance with applicable governmental pricing catalogues.

We provide tutorial services through Yangfushan Tutorial and Shanghai Wensaier. Yangfushan Tutorial is registered as a not-for-profit school and provides non-degree tutorial services to students retaking Gaokao. Such services do not fall within the scope of academic subject tutoring services subject to government-guided pricing under the Guideline, nor are they subject to government-guided pricing or government-set pricing pursuant to the Pricing Catalogue of Zhejiang Province (2022 Edition).

Shanghai Wensaier is a company registered in Shanghai that provides non-English courses for senior high school students. It signs agreements directly with students and offers services directly to general senior high school students.

As of the date of this annual report, Shanghai Wensaier provides Spanish and Japanese courses to senior high school students. Although Spanish is listed as one of the subjects under the PRC Ministry of Education’s General Senior High School Curriculum Program, it is not included within the scope of academic subjects as further clarified in the Notice. Accordingly, Spanish tutoring services are not considered academic subject tutoring services subject to government-guided pricing and are not subject to government-guided pricing or government-set pricing under the Shanghai Pricing Catalogue. In contrast, Japanese is explicitly included within the scope of academic subjects under the Notice, and therefore Japanese language training services constitute academic subject off-campus tutoring services.

Based on the foregoing, our PRC counsel is of the view that Shanghai Wensaier is required to charge fees for Japanese language tutoring services in accordance with the applicable government-guided pricing standards. Other than the foregoing, under currently effective PRC laws and regulations, Yangfushan Tutorial and Shanghai Wensaier are generally permitted to determine their service fees based on market conditions.

In addition, Shanghai Wensaier has not obtained a private school operating permit for the provision of Japanese language tutoring services. Our PRC counsel is of the view that, pursuant to the PRC Private Education Promotion Law, Shanghai Wensaier is required to obtain a private school operating permit in order to lawfully conduct such academic subject tutoring activities. As Shanghai Wensaier has not obtained such permit, it may be subject to regulatory actions, including orders to cease operations, refund tuition fees collected, and administrative fines ranging from one to five times the amount of any illegal gains. Furthermore, the Guideline prohibits foreign investment in academic subject tutoring institutions, and entities already in violation thereof are required to undergo regulatory rectification. Accordingly, we may face regulatory risks, including potential rectification actions required by the relevant authorities in respect of Shanghai Wensaier.

As of the date of this annual report, within the Group, only Shanghai Wensaier provides Japanese language training services that constitute academic subject tutoring. Such services are provided to a limited number of students and generate immaterial revenue. The Group has ceased enrolling new students in its Japanese language courses. To date, the Group has not received any formal notices, notices of investigation, rectification orders, administrative penalties, or other similar regulatory actions from relevant governmental authorities in connection with Shanghai Wensaier’s provision of Japanese language academic subject tutoring services. Although the revenue generated from Shanghai Wensaier’s Japanese language academic subject tutoring services has been immaterial to date and the Group has ceased enrolling new students in such courses, the Group remains subject to uncertainties arising from the evolving regulatory environment governing off-campus academic subject tutoring in China. Relevant laws, regulations, regulatory interpretations, and implementation practices may continue to change or be further clarified, and regulatory authorities may adopt more stringent enforcement measures in the future. Furthermore, there can be no assurance that the Group will not be subject to future inquiries, inspections, or investigations by relevant governmental authorities in connection with its past or existing academic subject tutoring activities, even if such activities are limited in scope and revenue contribution.

Additionally, there can be no assurance that we will be able to maintain or raise the fee levels we charge in the future, due to various reasons, many beyond our control, such as failure to obtain necessary approvals for fee increases, and even if we are able to maintain or raise fees, we are unsure how our fee rates will impact the number of student applications and enrollment. Our business, financial position and results of operations may be materially and adversely affected, if we fail to maintain or raise our fees while attracting sufficient students.

We face significant regulatory and compliance risks in connection with our expansion into the e-commerce industry in China.

Our operations in these sectors are subject to complex and evolving laws and regulations in China, including those relating to e-commerce, online marketing, consumer protection, data security, and licensing requirements. Regulatory interpretations and enforcement practices may change, and new regulations may be adopted that could restrict or limit our business activities. Any failure to comply with applicable laws or obtain necessary approvals could result in fines, penalties, suspension of operations, or other regulatory actions, which could materially and adversely affect our business, results of operations and financial condition.

We are subject to data privacy and cybersecurity regulations that could affect our e-commerce operations.

Our operations involve the collection, storage and processing of personal and payment data from customers. PRC laws and regulations impose strict requirements regarding the protection, transfer, and use of such data. Any failure to comply with these requirements, or any breach of our systems, could result in regulatory fines, penalties, suspension of services, or damage to our reputation, any of which could materially and adversely affect our business and results of operations.

Our operations may require additional licenses and approvals in future, and changes in PRC e-commerce regulations could restrict our business activities.

We believe that other than business licenses, we are currently not required to obtain and maintain any other licenses and approvals to operate our e-commerce businesses in China. However, changes in regulatory requirements or stricter enforcement could limit our ability to conduct certain business activities, increase compliance costs, or result in suspension of operations. Any such restrictions could materially and adversely affect our business, financial condition, and results of operations.

Our expansion into the e-commerce industry exposes us to intense competition and uncertain market acceptance.

The e-commerce industry is highly competitive and rapidly evolving, with the presence of well-capitalized domestic and international competitors, frequent product and service innovations, and changing consumer preferences. We may be unable to attract or retain users and customers, differentiate our offerings, or achieve sufficient market share.

The competitive landscape we face includes official platform service providers, established marketing agencies, other experienced service providers, and smaller e-commerce start-ups providing similar services. Each competitor leverages its advantages to carve out a share of the e-commerce market as follows:

●	Platform official service providers: Each platform has an official dedicated social media and analytics service which directly competes with us, for example, Douyin’s ByteDance advertising platform, Kuaishou’s advertising platform, and Tencent-related official advertising service provider.

●	Established marketing agencies: These companies have years of industry experience and are better resourced than us, and they offer services beyond short-form social media. They provide services such as offline events, public relations, and other related marketing services. They compete with us for large clients who require more than social media and analytics service.

●	Other international service providers: Other international service providers may have greater experience than us since they operate not only on the three major platforms of Douyin, Kuaishou, and WeChat Video Channels, but also cover platforms like Xiaohongshu and TikTok, which may attract and compete with us for clients that require cross-platform expertise or foreign exposure.

●	Start-ups: As platform advertising tools are further simplified, a large number of small emerging start-ups competes with us where such start-ups can offer lower-priced services.

If we fail to compete effectively with the competitors as described above or if our services do not gain market acceptance, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Our limited operating experience in the e-commerce industry may increase execution risks and lead to losses.

We have limited operating history in the e-commerce industry in China. Expanding into this industry may require significant investments in technology, marketing, personnel, and operational infrastructure. We may encounter difficulties in executing our business strategies, managing costs, establishing reliable partnerships, or achieving operational efficiencies. There can be no assurance that our expansion efforts will be successful or that we will generate anticipated revenues or profits. Any failure to execute our plans effectively could materially and adversely affect our business, financial condition, results of operations, and prospects.

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

Our business is dependent on the reputation of our tutorial services.

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

Our private education service depends on the number of students enrolled in our tutorial centers, as well as on the amount of fees our students and/or parents are willing to pay. Therefore, our ability to continue to attract students to enroll in our tutorial centers is critical to the continued success and growth of our private education business line. The success of our efforts to enroll students will depend on several factors, including without limitation our ability to:

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

Changes in policies related to the Gaokao examination by the PRC government may decrease our pool of prospective students, which may materially and adversely affect our results of operations and financial condition.

In December 2019, we established Qinshang Education, which marked the launch of our non-English language training courses through cooperation with high schools and related institutions across China. In 2025, Qinshang Education was divested from the Group along with Gongyu Education, and we established Shanghai Wensaier to provide non-English language services to high school students who need to improve their foreign language scores on their Gaokao exams. As such, the demand for non-English language learning among high school students is closely related to Gaokao policies, and any related policy changes could directly lead to a decrease in customer base. Thus, any changes in policies related to the Gaokao examination by the PRC government may decrease our pool of prospective students, which may materially and adversely affect our results of operations and financial condition.

Our tutorial centers offer refunds to students who withdraw from enrollment within a certain predetermined period, and we cannot assure you that our estimates of refund will be accurate, or that such refunds will remain insignificant to our results of operations and our financial condition.

For our tutorial centers, we generally offer refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period set forth in the education contract the student enters into with the relevant school or center. The refund is limited to the amount of fees that would be charged for any undelivered classes. Refund liabilities estimates are based on a historical refund ratio on a portfolio basis using the expected value method. As of September 30, 2025 and 2024, refund liabilities amounted to $81,554 and $88,502, respectively. The refund amount is currently insignificant to our results of operations and our financial condition. However, we cannot assure you that our estimates of refund will be accurate. Although historically refunds have been insignificant, we cannot assure you that future refunds, including those related to tuition, fees, or other services, will remain immaterial. An increase in refund obligations could adversely affect our revenues, results of operations, and financial condition.

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

Shortages of qualified teachers, or significant decreases in the quality of our tutorial services, whether actual or perceived in one or more of our partner-schools or tutorial centers, may have a material and adverse effect on our business and our reputation. In addition, we may not be able to hire or retain enough qualified teachers to maintain consistent teaching quality. Further, any significant increase in teacher salaries may have a material adverse effect on our business, financial condition and results of operations.

Our historical results may not be indicative of our future performance.

Our financial condition and results of operations may fluctuate due to a number of other factors, such as expansion and related costs in a given period, our ability to maintain and increase our profitability and to enhance our operational efficiency, increased competition and market perception and acceptance of any newly introduced educational programs in any given year. In addition, while we plan to diversify our business and expand into the other industries, there is no guarantee that we will be able to do so successfully.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of September 30, 2025 and 2024, there were no unrecognized tax benefits. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended September 30, 2025, 2024, and 2023.

According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. There were no interest and penalty charges accrued as of September 30, 2025 and 2024, as the Company has not received any penalty or interest charge notices from local tax authorities. As of the date of this annual report, the tax years ended December 31, 2020 through December 31, 2025 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

We are subject to various approvals, licenses, permits, registrations and filings for our tutorial and other services in the PRC.

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

Given the significant amount of discretion, the local PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, while we intend to use our best efforts to obtain all requisite permits and complete all necessary filings, renewals and registrations on a timely basis, we cannot assure you that we will be able to obtain all required permits. If we fail to receive any required permit in a timely manner or obtain or renew any permits and certificates, we may be subject to fines, confiscation of the gains derived from our noncompliant operations, suspension of our non-compliant operations, compensation payments for any economic loss suffered by our students or other relevant parties, which may materially and adversely affect our business, financial condition and results of operations.

New legislation or changes in the PRC regulatory requirements regarding private education have affected, and may further affect, our business operations and prospects materially and adversely.

The private education sector in China is subject to regulations in various aspects. Relevant rules and regulations could be amended or updated from time to time by local government or central PRC authorities.

On September 1, 2021, the Implementing Regulation regulating the establishment, organization and operation of private schools, teachers and educators, assets and financial management of schools, became effective. The revised Implementing Regulation prohibits private schools that provide compulsory education to be controlled by means of agreements (such as VIE Agreements, as defined below), or to enter into any transactions with any related parties. In response to these regulatory changes, in September 2021, the Company completed a Reorganization to divest its operations involving two private schools, which were previously structured as VIEs. These VIEs provided compulsory education through a series of contractual arrangements (the “VIE Agreements”), which provided contractual exposure to foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the Chinese operating companies. However, this practice is prohibited under the revised Implementation Regulation. As a result of the Reorganization, we no longer used a VIE structure. The Reorganization had materially and adversely impacted our operations and future prospects, as these two private schools had represented a significant portion of our business and operations.

On July 24, 2021, the general offices of the Communist Party of China Central Committee and the State Council jointly issued the guideline (the “Guideline”), which contains various requirements and restrictions related to after school tutoring services. The Guideline mandates, among other things, registration requirements for non-for-profit schools, a prohibition on foreign ownership of after school tutoring services, a prohibition for listed companies on raising capital to invest in businesses that teach academic subjects in compulsory education and limitations as to when tutoring services on academic subjects may be provided and new fee standards.

On July 28, 2021, the PRC Ministry of Education issued a notice (the “Notice”) to further clarify the scope of academic subjects in China’s compulsory education system. The Notice specified that academic subjects include the following courses provided in accordance with the learning content of the national curriculum standards: Morality and Law, Chinese Language, History, Geography, Mathematics, Foreign Languages (English, Japanese, and Russian), Physics, Chemistry and Biology.

We provide tutorial services through Yangfushan Tutorial and Shanghai Wensaier. With reference to the Guideline and the Notice, we currently assess that Yangfushan Tutorial’s provision of non-degree tutorial services for students retaking Gaokao rather than for students in the compulsory educational stage or general high school students, is not subject to the requirements and restrictions provided in the Guideline and the Notice. However, Shanghai Wensaier shall comply with the relevant regulations in providing non-English language tutoring services to high school students. (See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations Related to Private Education-9. Guideline to Significantly Reduce the Excessive Burden of Homework and After-school Tutoring for Students in Primary and Middle Schools (the “Guideline”). Nevertheless, the Guideline may be expanded in the future to cover any aspect of our business or operations. As of the date of this annual report, there remain uncertainties in the interpretation and enforcement of the revised Implementing Regulations and Guideline which could materially and adversely impact our business and financial outlook.

The Law on the Promotion of Private Schools of the PRC (the “Private Schools Law”) was amended for the third time on December 29, 2018, which constitutes its latest and currently effective version. According to the Private Schools Law, private schools can be established as for-profit or not-for-profit schools, with the exception of schools that provide compulsory education, which can only be established as not-for-profit private schools. In addition, pursuant to the Private Schools Law, (i) school sponsors of for-profit private schools are allowed to receive the operating profits of the schools while the school sponsors of not-for-profit private schools are not permitted to do so; (ii) not-for-profit private schools shall enjoy the same preferential tax and supply of land treatment as public schools while for profit private schools shall enjoy the preferential tax and supply of land treatment as stipulated by the government; and (iii) for-profit private schools have the discretion to determine the fees to be charged by taking into consideration various factors such as the school operating costs and market demand, and no prior approval from government authorities is required, while not-for-profit private schools shall collect fees pursuant to the measures stipulated by the local PRC government authorities. For details on the distinction between for-profit private schools and not-for-profit private schools under the amended Law on the Promotion of Private Schools of the PRC, please see “Item 4. Information On The Company-B. Business Overview-Regulations-Regulations Related to Private Education-2. Law for Promoting Private Education of PRC.” The amount of tuition fees we are able to charge represents one of the most significant factors affecting our results of operations and profitability. As of the date of this annual report, we provide tutorial services through Yangfushan Tutorial and Shanghai Wensaier. Yangfushan Tutorial is registered as a not-for-profit school and provides non-degree tutorial services to students retaking Gaokao. While Shanghai Wensaier provides Spanish and Japanese courses to senior high school students, our PRC counsel is of the view that Shanghai Wensaier is required to charge fees for Japanese language tutoring services in accordance with the applicable government-guided pricing standards. Other than the foregoing, under currently effective PRC laws and regulations, Yangfushan Tutorial and Shanghai Wensaier are generally permitted to determine their service fees based on market conditions. As of the date of this annual report, within the Group, only Shanghai Wensaier provides Japanese language training services that constitute academic subject tutoring. Such services are provided to a limited number of students and generate immaterial revenue. The Group has ceased enrolling new students in its Japanese language courses. To date, the Group has not received any formal notices, notices of investigation, rectification orders, administrative penalties, or other similar regulatory actions from relevant governmental authorities in connection with Shanghai Wensaier’s provision of Japanese language academic subject tutoring services. Although the revenue generated from Shanghai Wensaier’s Japanese language academic subject tutoring services has been immaterial to date and the Group has ceased enrolling new students in such courses, the Group remains subject to uncertainties arising from the evolving regulatory environment governing off-campus academic subject tutoring in China. If local governments start to interfere with how tuition fees are set by not-for-profit schools, then the revenue of our not-for profit schools could be negatively affected. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Our business and results of operations are dependent on the level of tuition fees we are able to charge and our ability to maintain or increase such fees. Any inability to do so could materially and adversely affect our financial condition, results of operations and prospects.”

On December 30, 2016, the Implementation Regulations for Classification Registration of Private Schools (the “Classification Registration Rules”) were promulgated by five PRC government authorities and became effective on the same date. According to the Classification Registration Rules, existing private schools are required to choose to register either as not-for-profit or for-profit private schools with competent government authorities. If a school elects to register as a for-profit school, it is required to (i) undertake financial settlement, (ii) clarify the ownership of land, school premises and properties it accumulated during its operations, (iii) pay relevant taxes and fees, and (iv) obtain a new private school operation permit and re-register with relevant authorities. We are unable to predict or estimate the potential costs and expenses in choosing and adjusting our structure. We may incur significant administration and financial costs when we choose to or we are required to complete the re-registration process, which may materially and adversely affect our business, financial condition and results of operations. However, we cannot assure you that the implementation of the relevant rules and regulations by the competent authorities will not deviate from our understanding.

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

Our PRC subsidiary’s food operation license has expired and is in the process of renewal. Failure to renew or maintain the required license may adversely affect our business operations.

Our PRC subsidiary Yangfushan Tutorial previously held a food operation license required for the provision of catering services in China. This license expired in June 2025 and is in the process of renewal. Yangfushan Tutorial has recently stopped providing catering services since February 2026.

However, Yangfushan Tutorial provided catering services between June 2025 and February 2026 without holding a food operation license. If the relevant authorities determine that Yangfushan Tutorial was in violation of the relevant laws and regulations for such incompliance, Yangfushan Tutorial may be subject to administrative penalties, fines, or other enforcement actions. The relevant PRC authority may also deny Yangfushan Tutorial’s application to renew its food operation based on the foregoing grounds. Any such outcomes could disrupt our operations, adversely affect our reputation, and have an adverse effect on our business, financial condition, results of operations, and prospects.

Additionally, even if we operate under a valid food operation license, we may still be exposed to potential liabilities if we are not able to maintain food quality standards. Although we strive to maintain the quality of meals we provide through our catering service, we cannot assure you that we will always meet the food quality standards required by applicable laws and regulations or maintain proper operations. Therefore, we cannot assure you that incidents and other issues caused by poor food quality will not occur in the future. Any of the foregoing could seriously damage our reputation and affect our student enrollment, which would have an adverse effect on our business, financial condition and results of operations.

PRC regulatory framework governing food safety and catering services is subject to change and may involve heightened scrutiny and enforcement. Compliance with evolving laws, regulations, and regulatory interpretations may increase our operating costs and impose additional compliance burdens. We cannot assure you that we will be able to continue to obtain, renew, or maintain all required licenses, permits, and approvals on commercially reasonable terms, or at all.

Accidents or injuries suffered by our students, our employees or other personnel at our premises may adversely affect our reputation and subject us to liabilities.

We could be held liable for accidents or injuries or other harm to students or other people at our premises, including those caused by or otherwise arising in connection with our facilities or employees. We could also face claims alleging that we are negligent, do not adequately maintain our facilities or provided insufficient supervision to our students and therefore may be held liable for accidents or injuries incurred by our students or by third-parties at our school premises. Furthermore, should any of the foregoing events occur, our tutorial centers may be perceived to be unsafe which may discourage prospective students from applying for or attending our tutorial centers. Although we maintain certain liability insurance for our logistics personnel under Wenzhou Lilong, there is no assurance that this insurance coverage may be adequate to fully protect us from these kinds of claims and liabilities. Further, we may not be able to renew our insurance policies in the future at reasonable prices or at all. A liability claim against us or any of our employees could adversely affect our reputation and student enrollment and retention. Also, any potential claims against us may create unfavorable publicity, cause us to pay compensation, incur costs in defending such claim, and divert the time and attention of our management, all of which may have a material adverse effect on our business, prospects, financial condition and results of operations.

We maintain limited insurance coverage.

We maintain various insurance policies, such as liability insurance, for our logistics personnel under Wenzhou Lilong to safeguard against risks and unexpected events. However, our insurance coverage is still limited in terms of amount, scope and benefit and we do not maintain property insurance for our buildings or premises, nor do we maintain business insurance for our operations. Consequently, we are exposed to various risks associated with our business and operations. We are nevertheless exposed to risks, including, but not limited to, accidents or injuries in our tutorial centers that are beyond the scope of our insurance coverage, fires, explosions or other accidents for which we do not currently maintain insurance, loss of key management and personnel, business interruption, natural disasters, strikes, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development in China and as such they offer limited business-related insurance products. We do not have any business disruption insurance or key-man life insurance. Any business disruption, litigation or legal proceedings or natural disaster, such as epidemics, pandemics or earthquakes, or other events beyond our control could result in substantial costs and the diversion of our resources. Our business, financial condition and results of operations may be materially and adversely affected as a result.

If we fail to protect our intellectual property rights or prevent the misappropriation of our intellectual property rights, we may lose our competitive edge and our brand, reputation and operations may be materially and adversely affected.

Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of trademark and trade secret laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. The practice of intellectual property rights enforcement action by the PRC regulatory authorities is in its early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs diversion of our management’s attention and resources and could disrupt our business. In addition, there is no assurance that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from using our intellectual property without authorization. Failure to adequately protect our intellectual property could materially and adversely affect our brand name and reputation, and our business, financial condition and results of operations. We may face disputes from time to time relating to the intellectual property rights of third parties. We cannot assure you that materials and other educational content used in our educational programs do not or will not infringe the intellectual property rights of third parties. As of the date of this annual report, we did not encounter any material claim for intellectual property infringement. However, we cannot assure you that in the future third parties will not claim that we have infringed their proprietary rights. Although we plan to defend ourselves vigorously in any such litigation or legal proceedings, there is no assurance that we will prevail in these matters. Participation in such litigation and legal proceedings may also cause us to incur substantial expenses and divert the time and attention of our management. We may be required to pay damages or incur settlement expenses. In addition, in case we are required to pay any royalties or enter into any licensing agreements with the owners of intellectual property rights, we may find that the terms are not commercially acceptable and we may lose the ability to use the related content or materials, which in turn could materially and adversely affect our educational programs and our operations. Any similar claim against us, even without any merit, could also hurt our reputation and brand image and any occurrence of such events could have a material and adverse effect on our business, financial condition and results of operations.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Pursuant to PRC laws and regulations, we are required to participate in various employee social insurance plans, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance, and the housing provident fund, and contribute to these plans and fund at the levels specified by the relevant local government authorities from time to time at locations where we operate our business. For the fiscal years ended September 30, 2025, 2024 and 2023, we did not make full contributions to the social insurance plans as required under the relevant laws and regulations. As of September 30, 2025 and 2024, we had outstanding social insurance payments payable in the aggregate amount of approximately $134,622 and $93,589, respectively. Although we have not received any notice from the relevant local government authorities regarding the outstanding contributions, we cannot assure you that the relevant local government authorities will not require us to pay the outstanding amount within a prescribed time or impose late fees or fines on us. A late fee of 0.05% per day and a fine of one to three times the outstanding amount may be imposed by the local government authority, which may materially and adversely affect our business, financial condition and results of operations.

Unauthorized disclosure or manipulation of student, teacher and other sensitive personal data, whether through breach of our network security or otherwise, could expose us to litigation or otherwise could adversely affect our reputation.

Maintaining our network security and internal controls over access rights is of critical importance because proprietary and confidential student and teacher information, such as names, addresses, and other personal information, is primarily stored on our computer database located at each of our tutorial centers. If our security measures are breached as a result of actions by third-parties, employee error, malfeasance or otherwise, third parties may receive or be able to access student or teacher records, which could subject us to liabilities, interrupt our business and adversely impact our reputation. Additionally, we run the risk that our employees or third parties could misappropriate or illegally disclose confidential educational information in our possession. As a result, we may be required to expend significant resources to provide additional protection from the threat of these security breaches or to alleviate problems caused by these breaches. Any security breaches onto our systems and any disruptions and losses as a result of a breach could have a material and adverse effect on our business, financial condition and results of operations.

We have limited sources of working capital, which have been primarily funded from operations, bank loans, and advances from shareholders, and we cannot assure you that our needs for additional financing will be met in the future.

As of September 30, 2025 and 2024, we had cash of approximately $0.8 million and $0.7 million, respectively, total current assets of approximately $12.7 million and $10.4 million, respectively, and total current liabilities of approximately $10.6 million and $13.6 million, respectively. We have limited sources of working capital and historically have funded our working capital needs primarily from our operations, bank loans, and advances from shareholders. We expect to continue to fund its operations from such sources in the near future. There is no assurance that we will have revenues sufficient to sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment, or we will be able to obtain any additional capital through operations, bank loans, and advances from shareholders, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations would be materially negatively impacted.

Risks Relating to Doing Business in the PRC

Our Class A ordinary shares may be delisted under the HFCA Act if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A ordinary shares may be prohibited from trading or delisted. The HFCA Act, the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCA act, together with recent joint statement by the SEC and PCAOB, the PCAOB’s determinations, and the Nasdaq rule changes all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the disclosure, financial reporting and other risks associated with investing in companies based in or have substantial operations in emerging markets including China as well as the limited remedies available to investors who might take legal action against such companies. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. These proposals were approved by the SEC on October 4, 2021. These developments add uncertainties to our offering, including the possibility that Nasdaq can stop trading in our securities if the PCAOB cannot inspect or fully investigate our auditor.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

On May 20, 2020 and December 2, 2020, the United States Senate and the United States House of Representatives, respectively, passed S. 945, the HFCA Act, which was signed into law on December 18, 2020. The HFCA Act requires a foreign company to certify that it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national exchange. Although we believe that the HFCA Act and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the HFCA Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our primary operations in China.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On December 2, 2021, the SEC issued final rules under the HFCA Act, which became effective on January 10, 2022, amending the disclosure requirements in annual reports. These amendments apply to registrants that the SEC identifies as having filed an annual report issued by a registered public accounting firm that is located in a foreign jurisdiction that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The amendments require the submission of documentation to the Commission establishing that such a registrant is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrants. The Commission is to identify a reporting company that has retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

●	Is located in a foreign jurisdiction; and

●	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

Once identified, Section 104(i)(2)(B) of the Sarbanes-Oxley Act requires these issuers, which the SEC refers to as “Commission-Identified Issuers,” to submit in connection with their annual report documentation to the Commission establishing that they are not owned or controlled by a governmental entity in that foreign jurisdiction and to name any director who is affiliated with the Chinese Communist Party or whether the company’s articles include any charter of the Chinese Communist Party.

On December 16, 2021, the PCAOB determined that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. Our auditor, AssentSure PAC is currently subject to inspection by the PCAOB at least every three years. Therefore, it is not subject to the determinations announced by the PCAOB on December 16, 2021 as it is not on the list published by the PCAOB. However, our auditor’s China affiliate is located in, and organized under the laws of the PRC. We cannot assure you that we will not be identified by the SEC under the HFCA Act as an issuer that has retained an auditor that has a branch or office located in a foreign jurisdiction that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. In the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, In which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take any remedial measures. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCA Act and, as a result, we cannot assure our investors that we will be able to maintain the listing of our Class A ordinary shares on Nasdaq or that our investors will be allowed to trade our Class A ordinary shares in the United States on the “over-the-counter” markets or otherwise. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. Furthermore, due to the recent developments in connection with the implementation of the HFCAA, we cannot assure our investors whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The requirement in the HFCA Act that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in our delisting in the future if the PCAOB is unable to inspect our accounting firm at such future time.

On August 26, 2022, the China Securities Regulatory Commission (CSRC), the Ministry of Finance (MOF), and the PCAOB signed the Protocol to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, consistent with the HFCA Act, and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by decreasing the number of non-inspection years from three years to two, thus reducing the time period before our Class A ordinary shares may be prohibited from trading or delisted. As a result, trading in our securities may be prohibited under the HFCA Act, as amended by the Accelerating Holding Foreign Companies Accountable Act, and related regulations if the PCAOB determines that it cannot inspect or investigate completely our auditor for a period of two consecutive years, and that as a result an exchange may determine to delist our securities.

Notwithstanding the foregoing, we cannot assure you that, because our books and records are primarily located in mainland China, we will in the future be able to become an issuer that is not a Commission-Identified Issuer, in which event our Class A ordinary shares may not be tradable in any United States stock exchange or market and it may be necessary for us to list on a foreign exchange in order that our Class A ordinary shares can be traded. It is possible that, in the event trading in our stock in the United States is no longer possible, you may lose the entire value of your Class A ordinary shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our shares on Nasdaq, which could materially impair the market for and market price of our Class A ordinary shares.

Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

We are a Cayman Islands holding company and are not a PRC operating company. As a holding company with no material operations of our own, we conduct substantially all of our operations in the PRC through our PRC subsidiaries and substantially all of our revenues are sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity.

In July 2021, the PRC government provided new guidance on China-based companies raising capital outside of China. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the PRC government may intervene with our operations and our business in China and United States, as well as the market price of our Class A ordinary shares, may also be adversely affected.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

Our PRC subsidiaries are subject to various PRC laws, rules and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve with little advance notice, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business, impede our ability to continue our operations and reduce the value of your investment in Golden Sun.

On December 28, 2021, the Cybersecurity Review Measures (2021 version) which were promulgated and became effective on February 15, 2022, provide that any “online platform operators” possessing personal information of more than one million users which seeks to list in a foreign stock exchange should be subject to cybersecurity review. The Cybersecurity Review Measures (2021 version), further list the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC requires that under the new rules, companies possessing personal information of more than 1,000,000 users must apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

As of the date of this annual report, as advised by our PRC counsel, Pacgate Law Firm, we do not believe we are required to conduct a cybersecurity review because (i) we do not possess a large amount of personal information on more than one million users in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, neither Golden Sun nor any of its subsidiaries is deemed an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure promulgated by the State Council on July 30, 2021, which became effective on September 1, 2021, because neither of them is identified and notified by the PRC competent government authorities that any of them is a critical information infrastructure operator (“CIIO”).

However, our operations could be adversely affected, directly or indirectly, by future laws and regulations relating to our business or industry, if we inadvertently conclude that such approvals or permissions are not required when they are, or applicable laws, regulations, or interpretations change and we are required to obtain approvals or permissions in the future. We may be subject to penalties and sanctions imposed by the PRC or Hong Kong regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which could adversely affect the ability of the Company’s securities to continue to trade on Nasdaq, which may cause the value of our securities to significantly decline or become worthless.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) with five interpretive guidelines (together with the New Overseas Listing Rules, collectively, the “New Overseas Listing Rules”), which came into effect on March 31, 2023.  The New Overseas Listing Rules apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. The New Overseas Listing Rules requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC under certain conditions, and (2) the filing of their underwriters with the CSRC under certain conditions and the submission of an annual report to of such filed underwriters the CSRC within the required timeline. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offerings, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing, a secondary listing or dual listing.

Under the New Overseas Listing Rules, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The New Overseas Listing Rules state that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes, exchangeable notes and preferred shares, shall be subject to filing requirement within three business days after the completion of the offering.

As of the date of this annual report, except for the matters already disclosed in the annual report, we believe we are in compliance with the relevant permission or approval from the CSRC or any other PRC state or local government. See “Item 4. Information on the Company - B. Business Overview”. However, if any other filings, approval, review or other procedure are required, there is no assurance that we will be able to obtain such filings, approval or complete such review or other procedures timely or at all. For any approval or permission that we have received or may receive in future, it could nevertheless be revoked or cancelled, and the terms of its reissuance may impose restrictions on our operations and offerings relating to our securities. Besides, the New Overseas Listing Rules may subject us to additional compliance requirement in the future. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which come into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations.

Given the PRC government’s authority, oversight may also extend to Golden Sun Hong Kong, our Hong Kong subsidiary, and the legal and operational risks associated with operating in mainland China could also apply to Golden Sun Hong Kong. In Hong Kong, the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” We cannot assure you that there will not be any changes in the economic, political and legal environment in Hong Kong. We may be subject to uncertainty about any future actions of the PRC government and is possible that most of the legal and operational risks associated with operating in the PRC may also apply to the PRC operating entities’ operations in Hong Kong if they conduct business in Hong Kong in the future. The PRC government may intervene or influence the PRC operating entities’ future operations in Hong Kong at any time and exert more influence over the manner in which the PRC operating entities must conduct their business activities. Such government actions, if and when they occur, could result in a material change in their operations in Hong Kong. The protection of personal data is governed by the Personal Data (Privacy) Ordinance (Chapter 486 of The Laws of Hong Kong) (the “PDPO”) in Hong Kong. All organizations that collect, hold, process or use personal data must comply with the PDPO, including the six Data Protection Principles (“DPPs”) in Schedule 1 of the PDPO. In particular, Data Protection Principle 4 specifies the data security requirements which stipulate that, among other things, all practicable steps shall be taken to ensure that any personal data held by a data user is protected against unauthorized or accidental access, processing, erasure, loss or use. In addition, the Competition Ordinance and the relevant anti-monopoly law in Hong Kong are designed to promote competition and prohibit anti-competitive practices for entities conducting business operations in Hong Kong. The Merger Rule in the Competition Ordinance prohibits undertakings from directly or indirectly carrying out a merger that has, or is likely to have, the effect of substantially reduce the level of competition in Hong Kong. This rule is only applicable to telecommunication carrier licensees. There is no general merger control regime in Hong Kong. We believe, as of the date of this annual report, the relevant data security, anti-monopoly and merger laws and ordinance in Hong Kong, i.e. the PDPO and the Competition Ordinance are not applicable to our HK subsidiary and have no impact on our ability to conduct our business through our PRC operating entities, accept foreign investment or continue listing on an U.S. exchange as our Hong Kong subsidiary is currently a holding company with no material operations since its incorporation in Hong Kong. Furthermore, there are currently no regulatory actions related to data security or anti-monopoly concerns in Hong Kong that may impact our ability to conduct our business through our PRC operating entities, accept foreign investment or continue to list on a U.S./foreign exchange, and our Hong Kong subsidiary has not received any inquiry, notice, warning or sanctions regarding our continued listing on the Nasdaq from the Hong Kong government. Notwithstanding the foregoing, there is no assurance that regulators in Hong Kong will not take a contrary view or will not subsequently require us to obtain any approval or permission in Hong Kong and subject us to fines or penalties for non-compliance.

The PRC government authorities may further strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Any such action may adversely affect our operations and significantly limit or hinder our ability to continue to offer securities to investors or reduce the value of such securities or cause such securities to become worthless.

There are risks arising from the legal systems in China, including the risks and uncertainties regarding the interpretation, application and enforcement of current and future PRC laws and regulations. The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us. The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, financial performance and/or the value of our Class A ordinary shares.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and our offerings at any time, which could result in a material change in our operations and our Class A ordinary shares could decline in value or become worthless.

We are a Cayman Islands holding company and are not a PRC operating company. As a holding company with no material operations of our own, we conduct substantially all of our operations in China through our PRC subsidiaries. We currently control and receive the economic benefits of our PRC subsidiaries’ business operation, if any, through equity ownership. Our corporate structure, i.e., a Cayman Islands holding company with operations conducted by our PRC subsidiaries, involves unique risks to investors. The PRC regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the company operates, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to foreign investment, taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditure and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China.

Additionally, our business segments may be subject to various government and regulatory interference in the regions in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

The PRC Labor Law and the Labor Contract Law of the People’s Republic of China (the “Labor Contract Law”) require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines, compensation and other administrative sanctions, and serious violations may constitute criminal offenses.

The protection of employees who, under the PRC Labor Contract Law, have the right, among others, to enter into written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Besides, we are required to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees under the PRC laws and regulations. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

In addition, the Labor Contract Law, which became effective in January 2008 with its amendments being effective in July 2013 and its implementing rules being effective in September 2008, introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. For example, according to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from 5 to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions.

In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules, and other labor-related regulation may also limit our ability to effect those changes in a manner that we believe to be cost-effective, which could adversely affect our business and results of operations. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to the insurance companies by increasing the fees of our brokerage services, our financial condition and results of operations may be adversely affected.

Our PRC subsidiaries are currently not subject to any labor disputes or related queries, investigations or interference by a PRC governing body. However, due to the uncertainties as to the interpretation and implementation of these PRC laws and regulations, our PRC subsidiaries’ employment practices may not be at all times deemed in compliance with the laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

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

In response to the persistent capital outflow and the RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China (“PBOC”) and State Administration of Foreign Exchange (“SAFE”) have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or “PBOC Circular 306,” on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls, and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Item 3. Key Information-D. Risk Factors- Risks Relating to Doing Business in the PRC-Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC and the Notice of the SAT on Issues Regarding the Implementation of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” issued by the SAT, such rate may be reduced to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to the distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the China-Hong Kong special arrangement and other applicable PRC laws. Furthermore, under the SAT’s Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties effective in August 2015, non-resident taxpayers shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. See “Item 10. Additional Information-E. Taxation-People’s Republic of China Taxation.” We have determined that we are qualified to enjoy the preferential tax treatment. We cannot assure you, however, that our determination will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the China-Hong Kong special arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

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

In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the PRC-Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Restrictions on currency exchange may limit our ability to utilize our revenues or make foreign currency payments effectively.

All of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, our WFOE may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

Also, substantially all of the Company’s operating activities that were conducted through the PRC subsidiaries in China and related assets and liabilities are denominated in Renminbi, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC without first receiving approval from the CSRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The CSRC’s New Overseas Listing Rules for China-based companies seeking to conduct overseas offering and listing in foreign markets, effective as of March 31, 2023, allows the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our Class A ordinary shares to investors and/or could cause the value of our Class A ordinary shares to significantly decline or such shares to become worthless.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On February 17, 2023, the CSRC released the New Overseas Listing Rules, which came into effect on March 31, 2023. The New Overseas Listing Rules apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. The New Overseas Listing Rules requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC under certain conditions, and (2) the filing of their underwriters with the CSRC under certain conditions and the submission of an annual report to of such filed underwriters the CSRC within the required timeline. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offerings, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing, a secondary listing or dual listing.

Under the New Overseas Listing Rules, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The New Overseas Listing Rules state that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes, exchangeable notes and preferred shares, shall be subject to filing requirement within three business days after the completion of the offering.

Based on our understanding of the rules, we believe that we are currently not required to make any CSRC filing until we conduct a new offering in the future.

As of the date of this annual report, we believe we are not required to obtain permission or approval from any other PRC state or local government to continue listing on Nasdaq. However, if any other filings, approval, review or other procedure are required, there is no assurance that we will be able to obtain such filings, approval or complete such review or other procedures timely or at all. For any approval or permission that we have received or may receive in future, it could nevertheless be revoked or cancelled, and the terms of its reissuance may impose restrictions on our operations and offerings relating to our securities. Besides, the New Overseas Listing Rules may subject us to additional compliance requirements in the future. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations.

As of the date of this annual report, we believe no relevant laws or regulations in the PRC explicitly require us to seek approval or permissions from any other PRC governmental authorities for our continued listing on the Nasdaq, nor has our company, any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our continued listing on the Nasdaq from any other PRC governmental authorities. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CAC or other PRC regulatory authorities required for our operations and future overseas listings. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC government may take actions to exert more oversight and control over offerings by China-based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless. If it is determined in the future that the approval or permissions of any regulatory authority is required for our operations through our PRC subsidiaries and our offerings and we or our PRC subsidiaries do not receive or maintain the approvals or permissions, or we or our PRC subsidiaries inadvertently conclude that such approvals or permissions are not required, or applicable laws, regulations, or interpretations change such that we or our PRC subsidiaries are required to obtain approvals or permissions in the future, we and our PRC subsidiaries may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, limit our ability to pay dividends outside of mainland China, delay or restrict the repatriation of the proceeds from any future financings into mainland China or take other actions prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and related regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand, (iv) or in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in January 2024 is triggered.

In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, according to the security review, foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions, if required, could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the MOFCOM. There is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of the MOFCOM or other PRC governmental authorities for our completed or ongoing mergers and acquisitions. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

To the extent cash or assets in our business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Golden Sun is an offshore holding company with no material operations of its own, and conducts substantially all of its operations through its PRC subsidiaries. As of the date of this annual report, all of our cash and assets are located primarily in the PRC. As a holding company, Golden Sun may rely on dividends and other distributions on equity paid by its PRC subsidiaries for its cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. We are currently in the process of adopting our formal cash management policies which will dictate the purpose, amount and procedure of cash transfers among Golden Sun and our subsidiaries. Historically, one PRC operating entity provides financial support for other entities’ operations by inter-company loans and they have not experienced difficulties or limitations on their ability to transfer cash between themselves. In terms of Hong Kong, we believe that there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities. However, to the extent cash or assets in our business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets. As of the date of this annual report, no transfers, dividends or other distributions have been made from our subsidiaries to Golden Sun or our investors, and no transfers, loans, or capital contributions have been made from Golden Sun to any of our subsidiaries or our investors.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of mainland China, and pay dividends in foreign currencies to our shareholders. Therefore, to the extent cash or assets in our business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Notwithstanding the foregoing, there can be no assurance that the PRC government will not intervene or impose restrictions in future on our ability to transfer or distribute cash within our PRC subsidiaries or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of mainland China and may adversely affect our business, financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

Golden Sun Cayman is an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China through our PRC subsidiaries, and substantially all of our assets are located in China. In addition, our executive officers and certain directors are PRC nationals and reside within China for a significant portion of the time. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan and many other jurisdictions. As a result, it may not be possible for investors to serve process upon us or those persons in China, or to enforce against us or them in China, any judgments obtained from non-PRC jurisdictions. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not reside in the United States or have substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

Furthermore, there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. We believe that foreign judgments of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. As a result, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of the United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States could be enforceable in Hong Kong.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC. Accordingly, without the consent of the competent PRC securities regulators or other relevant authorities, no entity or individual may provide any documents and materials relating to securities business activities to foreign entities or government agencies.

The tension in international trade and rising political tension, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, as we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. In February and March 2025, the United States administration imposed an additional 20% duty on Chinese imports. Subsequently, authorities in China announced tariffs over selected United States products and regulatory investigation against United States companies in response to the tariff imposed by the United States. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits, including a 34% additional reciprocal tariff on goods imported from China that brings the total tariff rate to 54%. On April 4, 2025, the Foreign Ministry of China announced that China would impose a retaliatory 34% tariff on goods imported from the United States. On April 8, 2025, President Trump announced an additional 50% tariff on Chinese imports. The Trump administration proceeded to implement a 104% tariff on goods imported from China on April 9, 2025. On April 10, 2025, President Trump announced a temporary suspension of reciprocal tariff measures targeting most U.S. trading partners for a 90-day period, while concurrently escalating tariffs on Chinese goods to 125%. Subsequently, on April 16, 2025, the White House announced that China faced tariffs of up to 245% on imports to the United States. Additionally, the U.S. government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China and other countries. Since April 16, 2025, the U.S. government has continued to indicate that it may further adjust trade policies with China, including by imposing additional tariffs or other trade restrictions. Although we currently have limited exposure to China-related tariffs, future changes in U.S.–China trade relations could result in increased costs, supply chain disruptions, or broader economic uncertainty. Any such developments could adversely affect our business, financial condition and results of operations.

In addition, political tensions between the United States and the PRC have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region, the PRC central government and the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications and allegations that the PRC may provide support to Russia in its continued invasion of Ukraine. Partially in response to these actions, the PRC government has also taken a number of steps affecting U.S.-China relations, including the issuance of the Unreliable Entity List in 2019 and the enactment of the Anti-Foreign Sanctions Law in 2021. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Risks Relating to Our Ordinary Shares and the Trading Market

Substantial future sales of our Class A ordinary shares or the anticipation of future sales of our ordinary shares, whether by us or our shareholders, could cause the price of our Class A ordinary shares to decline.

An aggregate of 8,325,870 Class A ordinary shares are outstanding as of September 30, 2025. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our ordinary shares in the public market, the trading price of our Class A ordinary shares could decline significantly. Similarly, the perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our shares. A decline in the price of our Class A ordinary shares might impede our ability to raise capital through the issuance of additional Class A ordinary shares or other equity securities. In addition, the issuance and sale by us of additional ordinary shares, or securities convertible into or exercisable for our ordinary shares, or the perception that we will issue such securities, could reduce the trading price for our Class A ordinary shares as well as make future sales of equity securities by us less attractive or not feasible.

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

The trading market for our Class A ordinary shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts (provided that we have engaged various non-independent analysts). We do not currently have and may never obtain research coverage by independent securities and industry analysts. If no independent securities or industry analysts commence coverage of us, the trading price for our Class A ordinary shares would be negatively impacted. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Class A ordinary shares, changes their opinion of our shares, or publishes inaccurate or unfavorable research about our business, the price of our Class A ordinary shares would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A ordinary shares could decrease and we could lose visibility in the financial markets, which could cause the price and trading volume of our Class A ordinary shares to decline.

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

We may in the future be the subject of unfavorable allegations made by short sellers. Any such allegations may be followed by periods of instability in the market price of our Class A ordinary shares and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact on our business operations and shareholders’ equity, and the value of any investment in ours could be greatly reduced or rendered worthless.

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

As an exempted company incorporated in the Cayman Islands with limited liability that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to rely on certain home country practice with respect to our corporate governance. Specifically, we have elected to be exempt from the requirements under (i) Nasdaq Rule 5635(c), which provides (with certain exceptions not relevant to the conclusions expressed herein) that each company listed on NASDAQ is required to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is established or materially amended; (ii) Nasdaq Rule 5620(a), which provides (with certain exceptions not relevant to the conclusions expressed herein) that each company listing common stock or voting preferred stock, and/or their equivalents, must hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year; and (iii) Nasdaq 5605(b)(2), which provides (with certain exceptions not relevant to the conclusions expressed herein) that the independent directors must have regularly scheduled meetings at which only independent directors are present. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

In connection with the audits of our consolidated financial statements included in this annual report, we and our auditors identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The three material weaknesses that have been identified relate to: (1) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues, and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, (2) our lack of lack formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements, and (3) for certain related party related party transactions, we do not have an audit committee process for review, approval, or related documentation in place. See “item 15. Controls and Procedures -Disclosure Controls And Procedures.” Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iii) setting up formal protocols to review, approve, and document related party transactions. However, measures that we implement may not fully address the material weaknesses in our internal control over financial reporting and we may not be able to conclude that the material weaknesses have been fully remedied.

Failure to correct the material weaknesses and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Due to the material weaknesses in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of September 30, 2025. This could adversely affect the market price of our Class A ordinary shares due to a loss of investor confidence in the reliability of our reporting processes.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our Class A ordinary shares and we could be subject to sanctions or investigations by SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

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

If we are classified as a Passive Foreign Investment Company (“PFIC”), United States taxpayers who own our Class A ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as us will be classified as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation-Passive Foreign Investment Company (“PFIC”).”

The dual class structure of our ordinary shares has the effect of concentrating voting control with our Chairman and Chief Executive Officer, Mr. Xueyuan Weng, who is the only owner of our Class B ordinary shares, and his interests may not be aligned with the interests of our other shareholders.

Our Class B ordinary shares have fifty votes per share, and our Class A ordinary shares have one vote per share, on all matters subject to vote at general meetings of the Company. Mr. Xueyuan Weng, our Chairman and CEO, currently beneficially hold approximately 67.67% of the total votes for our issued and outstanding share capital. Because of the fifty-to-one voting ratio between our Class B ordinary shares and Class A ordinary shares, the holder of our Class B ordinary shares could collectively control a majority of the aggregate voting power of our issued ordinary shares and therefore be able to control all matters submitted to our shareholders for approval. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate actions requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our share capital that you may feel are in your best interest as one of our shareholders. Such concentration of voting power could also have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Class A ordinary shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Class A ordinary shares.

The dual-class structure of our ordinary shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices thus adversely affect the trading market for our Class A ordinary shares.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Golden Sun Technology Group Limited, formerly known as Golden Sun Health Technology Group Limited and, prior thereto, Golden Sun Education Group Limited, was incorporated under the laws of the Cayman Islands on September 20, 2018. On September 26, 2023, the shareholders of the Company adopted a resolution to change the Company’s name to “Golden Sun Health Technology Group Limited,” and on September 25, 2025, the shareholders of the Company adopted a further resolution to change the Company’s name to “Golden Sun Technology Group Limited.” At the opening of trading on February 5, 2026, the Company’s Class A ordinary shares begin trading on the Nasdaq Capital Market under the new name “Golden Sun Technology Group Limited.” The Company’s CUSIP number will remain the same. The name change reflects the Company’s new business strategy and its future development plans.

Our principal executive office is located at Room 503, Building C2, No. 1599, Xinjinqiao Road, Pudong New Area, Shanghai, China 200083. Our telephone number is +86-0577-56765303. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. We maintain a corporate website at http://www.jtyjyjt.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

Recent Developments

Completion of Acquisition or Disposition of Assets

On April 10, 2023, Wenzhou Lilong (the “Purchaser”) signed a Share Purchase Agreement (“Wenzhou SPA”) to purchase 100% equity interest of Zhejiang Oulong from an unrelated third party and Dongfang Zhao, a minority shareholder of the Company (the “Sellers”).

Pursuant to the Wenzhou SPA, the Sellers sold to the Purchaser all of the issued and outstanding shares of Zhejiang Oulong, a company incorporated and existing under the laws of the People’s Republic of China, established on July 2, 2020. Pursuant to the Wenzhou SPA, the total consideration is $5,000,000 to be paid in three installments. On March 1, 2024, according to Asset Appraisal Report issued by Shanghai Ruihong Assessment Company, all parties agreed to amend the consideration under the Wenzhou SPA to $6,068,268 (RMB43.2 million), and the parties shall complete the shareholders registration by March 30, 2024. On June 10, 2025, the parties completed the share transfer registration after the relevant contract terms were met. As a result, Zhejiang Oulong became a wholly-owned subsidiary of Wenzhou Lilong. As of September 30, 2025, we paid the consideration of $5,860,534 (RMB 41,721,142) under the Wenzhou SPA with a balance of $207,734 (RMB1,478,858) outstanding as of September 30, 2025 and the date of this annual report.

Nasdaq Stockholders’ Equity Deficiency Notice

On February 24, 2025, we received a written notice from Nasdaq, notifying us of our failure to meet the minimum shareholders’ equity of $2.5 million under the Nasdaq Listing Rule 5550(b)(1) (the “Shareholder Equity Rule”) for continued listing. The Nasdaq notice had no immediate effect on the listing of our securities. We subsequently submitted a plan for compliance to the Staff to regain compliance with the Shareholder Equity Rule.

On August 22, 2025, pursuant to a Securities Purchase Agreement (the “SPA”) dated October 28, 2024 entered into between us and two accredited investors (the “Investors”) whereby we sold to the Investors i) a Convertible Note (the “Note”) in the aggregate principal amount of $5,000,000 and ii) a Warrant (the “Warrant”) to purchase an amount of Class A ordinary shares, the Investors fully exercised the Warrant and converted all outstanding principal and interest under the Note into Class A ordinary shares, resulting in the issuance of an aggregate 6,747,926 Class A ordinary shares to such Investor. As such, the Note and the Warrant are no longer outstanding. The fair value of the Note and the Warrant immediately prior to conversion was assessed at approximately $12.9 million.

On August 27, 2025, we received formal notice from Nasdaq that we have evidenced compliance with the Shareholder Equity Rule and all other applicable criteria for continued listing on Nasdaq. Nasdaq will continue to monitor the Company to ensure its ongoing compliance with the Shareholder Equity Rule and, if at the time of the filing of our next periodic financial statements, we cannot evidence compliance with the Shareholder Equity Rule, we may again be subject to delisting. In such event, Nasdaq would provide written notice of the deficiency the Company, which the Company may appeal to a Nasdaq Hearings Panel.

Resignation and Appointment of Chief Operating Officer

On September 18, 2025, Ms. Xiaoyi Wang resigned as the Chief Operating Officer (“COO”) of the Company effective on September 18, 2025. On September 23, 2025, the Board appointed Mr. Duo Ye as COO of the Company, effective on September 18, 2025, to fill in the vacancy.

Variation of the Rights of Class B Ordinary Shares, Name Change and Share Capital Increase

On September 25, 2025, we conducted an extraordinary general meeting of Class A shareholders (the “EGM”), followed by our 2025 annual general meeting of all shareholders (the “AGM”) to approve the following resolutions, among other things, effective immediately:

●	that the variation of the rights attaching to Class A ordinary shares of par value US$0.005 each resulting from the number of votes holders of Class B ordinary shares of par value US$0.005 each are entitled to cast on a poll being increased from 5 votes to 50 votes for each Class B ordinary share they hold (the “Class B Variation”);

●	that the change of our name in English from “Golden Sun Health Technology Group Limited” to “Golden Sun Technology Group Limited,” and the change of our foreign name from “金太阳健康科技集团有限公司” to “金太阳科技集团有限公司”(the “Name Change”);

●	that the authorized share capital of the Company be increased from US$50,000 divided into 9,000,000 Class A ordinary shares with a par value of US$0.005 each and 1,000,000 Class B ordinary shares with a par value of US$0.005 each to US$1,000,000 divided into 180,000,000 Class A ordinary shares with a par value of US$0.005 each and 20,000,000 Class B ordinary shares with a par value of US$0.005 each (the “Share Capital Increase”); and

●	that the adoption of amended and restated memorandum and articles of association to reflect the Class B Variation, Name Change and Share Capital Increase.

Subsequently, we filed an amended and restated memorandum and articles of association, to reflect the Name Change, Share Capital Increase and the Class B Variation, which became effective on September 25, 2025.

At the opening of trading on February 5, 2026, the Company’s Class A ordinary shares begin trading on the Nasdaq Capital Market under the new name “Golden Sun Technology Group Limited.” The Company’s CUSIP number will remain the same. The name change reflects the Company’s new business strategy and its future development plans.

Adoption of the Golden Sun Technology Group Limited 2025 Equity Incentive Plan

On December 9, 2025, our board of directors approved the adoption of the Golden Sun Technology Group Limited 2025 Equity Incentive Plan (the “2025 Plan”) and forms of award agreements (the “Award Agreements”) to be used to grant awards under the 2025 Plan, effective on December 10, 2025.

The 2025 Plan provides for the grant of awards representing the right to acquire, or based on the value of, Class A ordinary shares, and includes option awards, stock appreciation rights awards, restricted stock awards, restricted stock unit awards, performance awards, dividend equivalent awards and other share or cash based awards (each, and “Award”, collectively, the “Awards”) to eligible participants of the 2025 Plan or any related entity, as defined in the 2025 Plan.

The maximum number of Class A ordinary shares that may be issued under the 2025 Plan is 1,309,330 Class A ordinary shares, equivalent to 15% of the total number of ordinary shares of the Company (including both Class A ordinary shares and Class B ordinary shares) issued and outstanding as of the effective date of the 2025 Plan. Beginning on January 1, 2027, and continuing annually on each anniversary thereof through and including January 1, 2035, the number of Class A ordinary shares available for issuance under the 2025 Plan shall be increased by a number of shares equal to the lesser of (i) 5% of the total number of ordinary shares of the Company issued and outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of Class A ordinary shares as determined by the Board or the compensation committee of the Board (“Compensation Committee”).

See “Item 6. Directors, Senior Management and Employees - E. Share Ownership.”

On December 16. 2025, we registered an aggregate of up to 1,309,330 Class A ordinary shares on a registration statement on Form S-8 for issuance under the 2025 Plan.

On January 12, 2026, we granted an aggregate of 1,300,000 Class A ordinary share under the 2025 Plan to our five employees (neither officers nor directors of the Company) for the services so rendered to the Group. Such grants were duly approved and ratified by the Company’s board of directors.

Adoption of Home Country Exemption from Nasdaq Requirements

As a company incorporated in the Cayman Islands and listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. Under the Nasdaq Rule 5600 Series (“Nasdaq Rules”), a foreign private issuer may generally follow its home country corporate governance practices in lieu of certain Nasdaq corporate governance requirements. Pursuant to the home country practice exemption under the Nasdaq Rules, which permits (with certain exceptions not relevant to the conclusions expressed herein) a foreign private issuer to follow its home country’s practices in place of applicable Nasdaq requirements, we have elected to rely on the following exemptions:

(i)	Nasdaq Rule 5635(c) provides (with certain exceptions not relevant to the conclusions expressed herein) that each company listed on Nasdaq is required to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is established or materially amended.

(ii)	Nasdaq Rule 5620(a) provides (with certain exceptions not relevant to the conclusions expressed herein) that each company listing common stock or voting preferred stock, and/or their equivalents, must hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year.

(iii)	Nasdaq 5605(b)(2) provides (with certain exceptions not relevant to the conclusions expressed herein) that the independent directors must have regularly scheduled meetings at which only independent directors are present.

Except as described above, there are no significant differences between our corporate governance practices and the corporate governance requirements applicable to domestic U.S. companies under the Nasdaq Rules.

Corporate Information

Golden Sun Technology Group Limited, formerly known as Golden Sun Health Technology Group Limited and, prior thereto, Golden Sun Education Group Limited, or Golden Sun Cayman, was incorporated in the Cayman Islands on September 20, 2018. On September 26, 2023, the shareholders of the Company adopted a resolution to change the Company’s name to “Golden Sun Health Technology Group Limited.” On September 25, 2025, the shareholders of the Company adopted a resolution to change the Company’s name to “Golden Sun Technology Group Limited.” At the opening of trading on February 5, 2026, the Company’s Class A ordinary shares begin trading on the Nasdaq Capital Market under the new name “Golden Sun Technology Group Limited.”

Our principal executive office is located at Room 503, Building C2, No. 1599, Xinjinqiao Road, Pudong New Area, Shanghai, China 200083. Our telephone number is +86-0577-56765303. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. We maintain a corporate website at http://www.jtyjyjt.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

As of the date of this annual report, we primarily operate two principal lines of business: tutorial services and e-commerce services. Prior to November 2023, our operations were primarily focused on tutorial and tutorial services. In response to the increasingly restrictive regulatory environment affecting the private education sector in China, after November 2023, we began to adjust our business strategy and gradually reduce our reliance on tutorial services as our primary sources of revenue. As part of this transition, we expanded our operations into e-commerce. Currently, more than 90% of our revenue is derived from our e-commerce business. Our tutorial services now account for a relatively small portion of total revenue and are maintained on a limited and supplemental basis. We believe that this business diversification reduces our exposure to regulatory risks associated with the education sector and allows us to leverage our existing customer base, operational experience, and technological infrastructure for our future business developments, although there can be no assurance that this strategy will be successful.

●	E-Commerce Services

In November 2023, we diversified our operations beyond tutoring and secondary language instruction to include e-commerce services. Our e-commerce operations currently consist of data analytics–driven marketing and social media promotional services for small and medium-sized businesses on major short video platforms based in China, including Douyin, Kuaishou, and WeChat Video Accounts, where we provide social media content planning, data-based advertising placement, performance monitoring, and strategy optimization. In connection with these services, we utilize data analytics based on platform algorithms to support targeted advertising and adjust marketing campaigns based on real-time performance data.

Our e-commerce operations are subject to various macroeconomic factors that may affect consumer demand and business performance. During periods of economic growth, consumer purchasing power generally increases, which may support higher demand for e-commerce products and services. Conversely, during periods of economic slowdown, consumers may become more price-sensitive, which could adversely affect demand. Demographic and social trends may also influence consumer behavior. For example, younger consumer cohorts generally place greater emphasis on convenience and may be more willing to adopt new e-commerce models and products, while demand among older consumers for products offered through e-commerce platforms has gradually increased. However, shifts in population structure, consumer preferences, and spending patterns are subject to uncertainty and may not continue as expected. The e-commerce industry in China is highly competitive and subject to evolving laws, regulations, and policies. Our operations face risks and challenges, including intense competition, relatively high operating and customer acquisition costs, changes in platform rules or algorithms, regulatory uncertainty, and the need to continually adapt to changing consumer preferences. These factors may materially and adversely affect the growth, results of operations, and prospects of our e-commerce business.

●	Tutorial services

With the advancement of technology, virtual classrooms and artificial intelligence (“AI”) tutoring tools have become increasingly prevalent. Educational resources will be disseminated more conveniently via digital means, and we believe personalized learning services will also gain growing popularity accordingly. In recent years, our tutorial has gradually adopted intelligent teaching tools, leveraging AI-powered question banks to standardize teaching, improving teaching efficiency through technological means, supervising over teaching activities and faculty members, empowering language teaching, and further driving the reform of teaching methodologies. However, as a traditional sector, our business may not grow at the rate projected by industry data, or at all. If the education industry fails to grow as expected, such conditions could have a material adverse effect on our business and the market price of our Class A ordinary shares. In addition, the rapidly evolving nature of the education industry introduces significant uncertainty into any projections or estimates regarding its growth prospects or future condition. If one or more of the assumptions underlying the industry data prove incorrect, our actual results may differ materially from projections based on such assumptions.

As of September 30, 2025, our education centers offer two main programs: (i) foreign language tutorial programs in less commonly taught languages, including Spanish and Japanese, provided to individual students as well as to companies and other organizations; and (ii) Gaokao repeater tutorial programs, provided to individual students.

Revenues from our continuing operations for the fiscal year ended September 30, 2025 increased by approximately $29.4 million, or 483%, to approximately $35.5 million, from approximately $6.1 million for the fiscal year ended September 30, 2024, primarily attributable to the increased revenue from e-commerce services, as we further expanded our operations on e-commerce since late 2023. For the fiscal year ended September 30, 2025, our net loss increased by approximately $1.3 million, or 32%, to approximately $5.2 million, from approximately $4.0 million in fiscal year 2024, primarily due to an increase of approximately $3.8 million in net loss from continuing operations, offset by an approximately $0.7 million turnaround to net income from discontinued operations.

E-commerce services

Our e-commerce operations currently consist of data analytics–driven marketing and social media promotional services for small and medium-sized businesses on major short video platforms based in China, including Douyin, Kuaishou, and WeChat Video Accounts, where we provide social media content planning, data-based advertising placement, performance monitoring, and strategy optimization. In connection with these services, we utilize data analytics based on platform algorithms to support targeted advertising and adjust marketing campaigns based on real-time performance data.

For the fiscal years ended September 30, 2025, 2024 and 2023, our revenues generated from e-commerce services and others accounted for approximately 95%, 63% and nil, respectively, of our total revenues from continuing operations.

E-commerce Customers

Our e-commerce customers primarily consist of e-commerce merchants and live-streaming e-commerce agencies in China operating on platforms such as Douyin that seek to increase product sales and online visibility.

These customers typically rely on our data-driven social media strategies to enhance their customer engagement, optimize their advertising spending, and drive targeted traffic. We also serve small and medium-sized businesses, including restaurants, beauty salons, cultural tourism businesses, and retail stores, that seek to increase customer traffic and brand exposure through social media platforms.

In addition, we work with businesses across various industries that wish to leverage social media and digital marketing strategies to establish or enhance their online presence. Our e-commerce customers range from established brands seeking to expand their digital footprint to emerging businesses looking to capitalize on e-commerce opportunities in a competitive environment.

Our e-commerce customers typically view our services as part of their overall marketing strategy and as a cost-effective solution for increasing sales and brand recognition. We work with both short-term campaign-driven customers, who prioritize immediate sales outcomes, and long-term partners focused on sustained brand building and customer loyalty.

We believe our diversified customer base enables us to remain adaptable in the dynamic e-commerce and social media marketing landscape. As we continue to grow, we aim to expand our client base by targeting additional industries and business segments that can benefit from our services.

E-commerce Suppliers

Our suppliers primarily include major social media platforms, such as Douyin, third-party short-video content production teams, and technology service providers that support content creation, data analytics, and advertising placement.

We typically engage these suppliers on a non-exclusive basis and do not rely on any single supplier for the provision of content production or technology services. Our relationships with social media platforms are generally governed by standard platform terms and policies, including advertising and content distribution rules, which may be amended by the platforms from time to time.

We do not have long-term contractual arrangements with these platforms, and access to their services is subject to continued compliance with applicable platform rules and policies.

We believe that alternative suppliers providing comparable services are generally available in the market; however, changes in platform policies, pricing structures, algorithms, or service availability, or the termination or suspension of our access to any major platform, could adversely affect our operations and results of operations.

E-commerce Customer Engagement and Service Process

Our typical process for entering into a contractual relationship with e-commerce customers includes the following stages:

1.	Client intake. We communicate with prospective customers to understand their business model, product offerings, prior marketing and traffic acquisition experience, business objectives (such as short-term sales growth or long-term brand exposure), budget parameters, and any specific requirements. This information is documented in a client intake report.

2.	Contract formation. Based on the client intake report, we determine the scope of services, service period, pricing structure, and the respective rights and obligations of the parties, which are set forth in a written service agreement executed by the customer and us.

3.	Payment and settlement. Customers pay service fees in accordance with the applicable service agreement using agreed-upon payment methods. In addition to service fees, we typically charge an additional fee equal to approximately 0.3% to 0.5% of the total amount paid to us for traffic conversion services.

4.	Content production. Based on the agreed-upon social media strategy, we conduct script planning and produce social media content. Sample content is submitted to customers for review, and adjustments are made based on customer feedback.

5.	Campaign execution and targeting. We implement social media campaigns in accordance with predefined audience targeting parameters and scheduling plans. During campaign execution, we monitor traffic data and conversion performance on a real-time basis.

6.	Post-campaign review. Upon completion of a campaign, we collect relevant data and performance indicators and prepare a post-campaign report, which may include performance analysis, identified issues, and operational recommendations, and share the results with the customer.

E-commerce Service Characteristics

We believe our e-commerce services are characterized by the following features to better serve our customers:

●	Data-driven targeting. We utilize data analytics and platform-specific algorithms to support audience segmentation and targeted advertising, and adjust campaign strategies based on performance data.

●	Integrated service offerings. By combining content planning and production, advertising placement, and data analysis, we provide end-to-end social media marketing solutions to customers.

●	Operational efficiency. Through standardized processes and scale efficiencies, we seek to provide cost-effective services to small and medium-sized businesses.

E-commerce Marketing and Customer Acquisition

We promote our e-commerce services through participation in e-commerce industry communities and sourcing groups, which we believe helps enhance customer recognition and trust. We also engage with local e-commerce groups by periodically hosting small-scale informational events, typically accommodating 10 to 20 participants, to present case studies and introduce our service offerings. In addition, we rely on referrals from existing customers, which we believe is an effective means of customer acquisition.

Tutorial Services

We operate tutorial centers through our PRC subsidiaries. As of September 30, 2025, our subsidiaries that provide tutorial services are Yangfushan Tutorial, which provides non-degree education services to students, and Shanghai Wensaier, which provides foreign language teaching to secondary school students.

For the fiscal years ended September 30, 2025, 2024 and 2023, our revenues generated from our tutorial services accounted for approximately 4%, 30% and 73%, respectively, of our total revenues from continuing operations.

The following table sets forth the basic information of our tutorial services as of December 31, 2025.

Name	Year Opened / Acquired	Type	Programs/ Services Offered	Number of Students	Number of Classes	Number of Teachers and Educational Staff
Yangfushan	2008/2018 (1)	Tutorial center; operates as a Not-for-profit school	Non-degree education services to students.	217	8	10
			Sub-total	217	8	10
Wensaier	2025/2025	Operated as a company	Non-English foreign Language Program	473	13	16
			Sub-total	473	13	16
Total				690	21	26

(1)	Yangfushan Tutorial commenced operation in 2008. Mr. Weng acquired Yangfushan Tutorial in 2008 and Yangfushan Tutorial was later acquired by the Company in 2018.

Our Tutorial Centers

We operate tutorial centers through our PRC subsidiary, Golden Sun Wenzhou and its subsidiaries. Each center offers different programs and offers to different groups of students.

Yangfushan Tutorial is registered as a not-for-profit school in Wenzhou, Zhejiang Province and provides non-degree tutorial services to students retaking Gaokao. The students at Yangfushan Tutorial are Gaokao repeaters who are dissatisfied with their previous Gaokao results and seek to retake the annual examination in order to improve their scores and increase their chances of admission to higher-ranking universities or colleges. Students at Yangfushan Tutorial are enrolled for one academic year to complete the curriculum of the senior year of high school.

Shanghai Wensaier is a company registered in Shanghai that provides non-English courses for senior high school students. It signs agreements directly with students and offers various language courses to individual students and corporate customers. Individual students and corporate customers typically sign up to take a specific language course for a period of time.

For our tutorial centers, tuition fees vary depending on the type of programs or courses we offer. For the years ended September 30, 2025, 2024 and 2023, the average fee charged per student in tutorial programs amounted to $1,435, $2,250 and $1,306, respectively.

Our PRC counsel is of the view that Shanghai Wensaier is required to charge fees for Japanese language tutoring services in accordance with the applicable government-guided pricing standards. Other than the foregoing, under currently effective PRC laws and regulations, Yangfushan Tutorial and Shanghai Wensaier are generally permitted to determine their service fees based on market conditions.

In addition, Shanghai Wensaier has not obtained a private school operating permit for the provision of Japanese language tutoring services. Our PRC counsel is of the view that, pursuant to the PRC Private Education Promotion Law, Shanghai Wensaier is required to obtain a private school operating permit in order to lawfully conduct such academic subject tutoring activities. As Shanghai Wensaier has not obtained such permit, it may be subject to regulatory actions, including orders to cease operations, refund tuition fees collected, and administrative fines ranging from one to five times the amount of any illegal gains. Furthermore, the Guideline prohibits foreign investment in academic subject tutoring institutions, and entities already in violation thereof are required to undergo regulatory rectification. Accordingly, we may face regulatory risks, including potential rectification actions required by the relevant authorities in respect of Shanghai Wensaier.

As of the date of this annual report, within the Group, only Shanghai Wensaier provides Japanese language training services that constitute academic subject tutoring. Such services are provided to a limited number of students and generate immaterial revenue. The Group has ceased enrolling new students in its Japanese language courses. To date, the Group has not received any formal notices, notices of investigation, rectification orders, administrative penalties, or other similar regulatory actions from relevant governmental authorities in connection with Shanghai Wensaier’s provision of Japanese language academic subject tutoring services. Although the revenue generated from Shanghai Wensaier’s Japanese language academic subject tutoring services has been immaterial to date and the Group has ceased enrolling new students in such courses, the Group remains subject to uncertainties arising from the evolving regulatory environment governing off-campus academic subject tutoring in China. Relevant laws, regulations, regulatory interpretations, and implementation practices may continue to change or be further clarified, and regulatory authorities may adopt more stringent enforcement measures in the future. Furthermore, there can be no assurance that the Group will not be subject to future inquiries, inspections, or investigations by relevant governmental authorities in connection with its past or existing academic subject tutoring activities, even if such activities are limited in scope and revenue contribution.

See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business- New legislation or changes in the PRC regulatory requirements regarding private education have affected, and may further affect, our business operations and prospects materially and adversely” and “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Our business and results of operations are dependent on the level of tuition fees we are able to charge and our ability to maintain or increase such fees. Any inability to do so could materially and adversely affect our financial condition, results of operations and prospects.”

Our Students

We have operated in Wenzhou city and Shanghai for over twenty years. We believe that prospective students are attracted to our tutorial centers due to our brand name and the quality of our programs. Our prospective students for our tutorial centers are Gaokao repeaters, companies or organizations with training needs, as well as high schools with students who can benefit from our non-English foreign languages programs when participating in Gaokao.

We typically reach out to prospective students and their parents through WeChat, our website and physical flyers. We also rely on the referrals of our previous and existing students and their parents.

As of December 31, 2025, we had approximately 690 students across China in our tutorial programs and partner-schools.

Our Teachers

We seek to hire teachers and educational staff who hold the necessary academic credentials, are dedicated and active professionals in their fields, and are committed to improving their students’ performance. Typically, our teachers have 10-20 years of educational experience. As of December 31, 2025, approximately 14.38% of our teachers and educational staff held a master’s degrees or above, 85.63% held bachelor’s degrees.

Our teachers are hired based on classroom experience, educational background, expertise in their specific subject areas, communication skills and commitment to students and teaching. We expect teachers to have or develop excellent teaching skills, including the ability to mentor other teachers and develop innovative curriculums. They are also required to meet PRC regulatory requirements. We post descriptions of vacant positions on our website and social media to recruit teachers. We also recruit qualified graduates from reputable teaching universities and foreign language schools. We review official transcripts and resume to evaluate a candidate’s academic achievement and work experience. Qualified candidates are interviewed, required to pass a written test and teach a mock class in front of a school’s hiring team. Once hired, a teacher is also expected to pass a probation period during which he or she can be evaluated regularly.

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

Our teachers’ compensation is based on their experience, educational background, and the results of evaluations of their performance. We provide outstanding teachers with bonuses and other benefits and perks to incentivize them to stay, and those who do not meet our teaching standards are terminated.

Logistic, consulting services and education related services

Between December 2019 and June 2024, we provided logistics and consulting services to kindergartens. Between December 2019 and February 2026, we provided catering services to our affiliated schools, and as of the date of this annual report, we only provided logistics services to Yangfushan Tutorial.

Our logistics services include, but are not limited to, dormitory management services, including oversight of students’ daily schedules, access control and entry management, visitor registration, waste collection and disposal, cleaning and maintenance of common areas, and general security management. These services are designed to maintain a safe, orderly, and hygienic living environment for students in accordance with applicable rules and regulations. In addition, we previously offered catering services, however, as of the date of this annual report, such catering services have been suspended pending the completion of the required regulatory procedures and the receipt of the relevant food operation license from the competent authorities. The catering services will not resume until all applicable licenses and permits have been duly obtained and we are in full compliance with relevant food safety and operational regulations.

Our revenue generated from this revenue stream is insignificant. For the years ended September 30, 2025, 2024 and 2024, our revenues generated from logistic, consulting services and education related services accounted for approximately 1%, 7% and 27%, respectively, of our total revenues from continuing operations.

Marketing and Sales Related to Tutorial Services

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

Social media and traditional media advertising. We maintain several official accounts with the most used social media in China, WeChat, China’s largest social media mobile application and regularly post updates and news about our schools and tutorial centers on our official WeChat accounts. Currently, we also selectively post advertisement on university school campuses in their cafeteria and dormitory areas, as well as other areas with high traffic of our target students, such as newsstands.

Promotional events. From time to time, we organize in-person promotional and recruiting events so that prospective students and their parents can learn more about our tutorial centers, programs, teachers and services. Prospective students and their parents would be able to meet and interact with our teachers and staffs, and ask questions about our tutorial centers.

Divesture of Gongyu Education

On July 6, 2025, as part of our initiative to further diversify our business away from China’s educational sector, our PRC subsidiary, Golden Sun Wenzhou signed an agreement with a third party to sell 100% equity interests of its wholly-owned subsidiary, Gongyu Education, and its subsidiaries, comprised of (i) Shanghai Xianjin Technology Xianjin Technology, whereby Gongyu Education held 85% of its equity interests; (ii) Shanghai Zhouzhi Culture Zhouzhi Culture, a wholly-owned subsidiary of Gongyu Education; (iii) Shanghai Jinheyu Biotechnology Co., Ltd. Shanghai Jinheyu, whereby Gongyu Education held 51% of its equity interest; (iv) Hangzhou Jicai Education Hangzhou Jicai, a wholly-owned subsidiary of Zhouzhi Culture; (v) Qinshang Education, a wholly-owned subsidiary of Zhouzhi Culture; and (vi) Hongkou Tutorial, whereby Xianjin Technology held 90% of its equity interest, for a total consideration of approximately $0.7 million (RMB5.0 million). The transaction closed on July 21, 2025.

After the divesture of Gongyu Education by Golden Sun Wenzhou, the only subsidiaries that provide educational services under our Group are Shanghai Wensaier and Yangfushan Tutorial.

Diversification into the Cultural Tourism Industry in 2024 and Subsequent Gradual Reduction in July 2025

In January 2024, we started implementing a strategic transition to diversify our business and expand our operations into the cultural tourism industry in China. Our cultural tourism offerings include digital and social media integration services for locales frequented by cultural tourists, which can include scenic spots and ancient sites, by providing planning, design, buildout and management services. At the planning phase, we leverage user behavior data from platforms such as Douyin and Kuaishou to design immersive script-based role-playing games and nighttime light shows for scenic locales. We also design short video to target potential tourists that have an interest in visiting such locales. Next, at the buildout phase, we realize our designs at the scenic spots in a manner that optimize visitor flow and integrate existing digital infrastructure such that our visitors can use social media services such as livestreaming seamlessly. Finally, at the operation phase, we utilize data optimization to convert visitors into repeat customers, thus generating repeat purchases at the locale. As such, we aim to help our customers to differentiate their cultural tourism offerings from competitors and overcome pain points such as fluctuations in visitor flow through digital and social media integration.

However, our cultural tourism sector contributed minimally to our historical revenue, and as such, we gradually reduced our cultural tourism services with effect from July 2025 by shifting our resources and focus to e-commerce and tutorial services.

Diversification into the Wellness Industry in 2023 and Subsequent Gradual Abandonment in 2025

In 2023, we started implementing a strategic transition to expand our operations into the wellness industry in China. Through our new wellness business initiatives, we endeavored to establish our own wellness brands and an e-commerce platform that would be used to promote and sell wellness products. We did not generate material revenue from our wellness business in fiscal years 2024 and 2023. On July 6, 2025, we decided to discontinue our wellness services and focus our efforts on other industries by divesting our subsidiary Shanghai Jinheyu which operated our wellness services.

Facilities

Our PRC subsidiary Zhejiang Oulong owns two properties, with a total combined gross floor area and site area of 18,106 square feet at Room 301 and 401, Building C, Taian Building, No. 554 Chezhan Avenue, Lucheng District, Wenzhou City, Zhejiang Province. We additionally lease properties with a total combined gross floor area and site area of approximately 71,244 square feet in Wenzhou, Zhejiang province and Shanghai, from various non-related entities or grants of use from the local government.

The below table sets forth  a summary of our facilities as of the date of this annual report:

No.	Entity	Lease (L)/ Own (O)	Lease Amount	Area (Gross Floor Area)	Location	Lease Term
1	Golden Sun Wenzhou	L	$17,177 /year	4,521 sq ft	3/F, Tai’an Building, 554 Chezhan Avenue, Lucheng District, Wenzhou City	October 1, 2025 – September 30, 2026

2	Yangfushan Tutorial	L	$42,942/year	24,980 sq ft	114 Ruixing Road, L’ao Sub-district, Ouhai District, Wenzhou City	August 1, 2024 – April 30, 2029

3	Wenzhou Lilong	L	$17,177 /year	4,521 sq ft	4/F, Tai’an Building, No.554 Chezhan Avenue, Lucheng District, Wenzhou City	August 1, 2025 – July 30, 2026

4	Wenzhou Lilong	L	$50,099/year	32,666 sq ft	114 Ruixing Road, L’ao Sub-district, Ouhai District, Wenzhou City	August 1, 2024 – April 30, 2029

5	Golden Sun Selection	L	$3,579/year for the first year, $5,726/year for the second to third years.	1,615 sq ft	Room 108, 1/F, Building 1, Bachelor’s Dormitory Building, Jinhua Polytechnic University, and the West Hall	November 1, 2025 – October 31, 2028

6	Shanghai Fuyouyuan	L	$26,720/year	1,456sq ft	Room 504b, Building C2, 1599 Xinqiaojin Road, Pudong New Area, Shanghai	July 1, 2024 – March 31, 2027

7	Shanghai Wensaier	L	$28,628/year	1,485sq ft	Room 504b, Building C2, 1599 Xinqiaojin Road, Pudong New Area, Shanghai	Jul 1, 2025 – June 30, 2026

8	Zhejiang Oulong	O	/	18,006 sq ft	Room 301 and 401, Tai’an Building, 554 Chezhan Avenue, Lucheng District, Wenzhou City	N/A

All of our current leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease term.

We believe the above offices and facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Intellectual Property

To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws.

As of the date of this annual report, we have two registered software copyrights, and one trademark application pending approval by the Trademark Office of SAIC in China.

We currently also have three registered domain names with the China Internet Network Information Center.

Competition

We operate in highly competitive markets across our two major lines of business: tutorial services and e-commerce services. In the tutorial services sector, we face competition from local and national private tutorial schools, online education platforms, and other specialized training programs, many of which compete on curriculum quality, teacher experience, student outcomes, and brand reputation. In e-commerce, we compete with both established national platforms and emerging niche sellers, with competition centered on product variety, pricing, delivery speed, user experience, and brand recognition. Across these two sectors, competitors vary in size, geographic coverage, and resources, and we must continually invest in service quality, technological capabilities, and brand development to maintain and expand our market position. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We face intense competition in the PRC education sector, which could result in pricing pressure, reduced operating margins, loss of market share, difficulties in attracting or retaining qualified teachers, and increased capital expenditures, any of which could materially and adversely affect our business, financial condition and results of operations” and “Our expansion into the e-commerce industry exposes us to intense competition and uncertain market acceptance.”

Employees

We and our PRC operating entities had 95, 217, and 336 employees as of September 30, 2025, 2024, and 2023, respectively. As of December 31, 2025, we had 88 employees. The following table sets forth the numbers of our employees, categorized by function as of December 31, 2025.

	As of	As of	As of
	December 31,	December 31,	December 31,
	2025	2024	2023
Teachers (1)	26	100	211
Cafeteria and dining hall staff	9	11	12
Student living staff	3	4	13
Security and safety staff	3	3	5
Technology staff (2)	3	25	3
Management and Administrative staff (3)	44	67	72
Total	88	210	316

(1)

There was a significant decrease in headcounts for a total of 74 teachers, or approximately 385% of the total teachers for the fiscal year ended September 30, 2025, compared to the same period in 2024. Similarly, there was also a significant decrease in headcounts for a total of 111 teachers, or approximately 211% of the total teachers for the fiscal year ended September 30, 2025, compared to the same period in 2023. Those decrease was primarily attributable to our divesture of Gongyu Education, which led to the significant decrease in the number of our teachers.

(2)

There was a significant decrease in headcounts for a total of 22, or approximately 88%, of the total technology staff for the fiscal year ended September 30, 2025, compared to the same period in 2024. The decrease was primarily attributable to our discontinuation of our live streaming platform in connection with our e-commerce arm Golden Selection. There was also a significant increase of headcounts for a total of 22, or approximately 88%, of the total technology staff for the fiscal year ended September 30, 2024, compared to the same period in 2023. The increase was primarily attributable to our establishment of our live streaming platform in connection with our e-commerce arm Golden Selection.

(3)	There was a significant decrease of headcounts for a total of 23 management and administrative staff, or approximately 34%, of the total management and administrative staff for the fiscal year ended September 30, 2025, compared to the same period in 2024. The decrease was due to our internal restructuring which led to a reduction in our management and administrative staff. There was no significant decrease in staff of this department in 2024 compared to 2023.

As required by regulations in China, we participate in various mandatory employee social security plans that are organized by local governments, including social insurance, pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and to date, we have not experienced any significant labor disputes.

Seasonality

We do not experience impact of seasonality in our overall operations.

Legal Proceedings

We know of no material, active, pending or threatened proceeding against ourselves or our subsidiaries, including our PRC subsidiaries, nor we, or our subsidiaries, including the PRC subsidiaries, involved as a plaintiff or defendant in any material proceeding or pending litigation.

We and our subsidiaries, including the PRC subsidiaries, may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of the Company’s resources, including the Company’s management’s time and attention.

Transfer of Funds and Other Assets Between Our Company and Our Subsidiaries

For the fiscal year ended September 30, 2025, Golden Sun Cayman transferred to Golden Sun Hong Kong $4.8 million of the proceeds from a convertible note. Golden Sun Hong Kong transferred approximately $0.5 million to Golden Sun Cayman and approximately $4.3 million to Golden Sun Selection.

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

Our finance department supervises cash management on the instructions of our management and is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested and submits it to our finance department. Our finance department reviews the cash demand plan and prepares a summary for our management. Subsequently, our management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred.

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

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

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

Regulations Relating to E-commerce

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

On March 15, 2021, the State Administration for Market Regulation issued Measures for the Supervision and Administration of Online Transactions, which took effect on May 1, 2021. According to such Measures, goods sold or services provided by online transaction operators shall meet the requirements for the protection of personal and property safety and the requirements for environmental protection, and online transaction operators shall not sell goods or provide services that are prohibited by law or administrative regulations, damage the national interest and public interest, or violate public order and good morals.

On April 23, 2021, the State Internet Information Office and seven other departments jointly issued the Network Broadcast Marketing Management Measures (Trial), which was implemented on May 25, 2021. According to such measures, operators of live studios and live-streaming marketing personnel engaging in online live-streaming marketing activities should comply with laws, regulations and the relevant provisions of the State, follow public order and good customs, and truthfully, accurately and comprehensively release information on goods or services, and shall not commit any of the following acts: (1) violating Articles 6 and 7 of the Provisions on the Ecological Governance of Network Information Contents; (2) publicizing false or misleading information to cheat or mislead users; (3) marketing counterfeit or shoddy goods or goods that infringe upon intellectual property rights, or goods that fail to meet the requirements for personal and property safety; (4) fabricating or tampering with data relating to traffic, such as transactions, attention, number of views, number of comments, etc.; (5) making promotion or diversion for a person after any illegal or irregular act or act with high risks committed by the person is known or should have been known; (6) harassing, slandering, vilifying or intimidating others, or infringing upon the legitimate rights and interests of others; (7) pyramid marketing, fraud, gambling, or selling prohibited or controlled goods, etc.; and (8) other acts in violation of the laws, regulations and relevant provisions of the State.

On October 27, 1994, the Standing Committee of the National People’s Congress adopted the Advertising Law of the People’s Republic of China (the “Advertising Law”), which was last amended on April 29, 2021. The Advertising Law applies to commercial advertising activities conducted within the territory of the People’s Republic of China, and advertisers, advertising operators, advertising publishers, and advertising spokespersons shall all comply with the Advertising Law. An advertising operator refers to a natural person, legal person, or other organization that accepts entrustment to provide advertising design, production, and agency services.

The Advertising Law stipulates the content and conduct of advertisements and sets out legal liabilities. Pursuant to the Advertising Law, advertisements shall not involve any of the following circumstances:(1) Using or using in a disguised form the national flag, national anthem, national emblem, military flag, military anthem, or military emblem of the People’s Republic of China;(2) Using or using in a disguised form the name or image of a state organ or a staff member of a state organ;(3) Using expressions such as “national - level”, “highest - level”, or “best”;(4) Impairing the dignity or interests of the country or disclosing state secrets;(5) Impeding social stability or harming public interests of the society;(6) Endangering the safety of personal and property or disclosing personal privacy;(7) Disrupting public order or violating public morality;(8) Containing pornographic, sexual, gambling - related, superstitious, terrifying, or violent content;(9) Containing content involving ethnic, racial, religious, or gender discrimination;(10) Impeding the protection of the environment, natural resources, or cultural heritage;(11) Other circumstances prohibited by laws and administrative regulations. False advertisements are strictly prohibited. If an advertising operator, knowing that an advertisement is false, still undertakes its design, production, or agency, such operator shall be ordered to confiscate the advertising expenses and imposed a fine. If the circumstances are serious, its business license may be revoked.

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

On December 28, 2002, the Standing Committee of the National People’s Congress, promulgated the Law for Promoting Private Education of PRC, or the Law for Promoting Private Education and was later amended on December 29, 2018. Pursuant to the Law for Promoting Private Education, with regard to private schools, the State applies the principles of enthusiastic encouragement, vigorous support, correct guidance, and administration according to law. The sponsors of private schools may establish non-profit or for-profit private schools at their own discretion. However, they shall not establish for-profit private schools providing mandatory education. The sponsor of a non-profit private school shall not gain proceeds from school running, and the cash surplus of the school shall be used for school running. The sponsor of a for-profit private school may gain proceeds from school running, and the cash surplus of the school shall be disposed of in accordance with the Company Law and other relevant laws and administrative regulations. As of the date of this annual report, we provide tutorial services through Yangfushan Tutorial and Shanghai Wensaier. Yangfushan Tutorial is registered as a not-for-profit school and provides non-degree education services to students retaking Gaokao. Shanghai Wensaier is a company providing Spanish and Japanese courses to senior high school students.

Furthermore, according to Article 38 of the Law for Promoting Private Education, the items and rates of fees to be charged by private schools shall be determined according to the cost of running a school, market demand and other factors and made available to the public. They are subject to supervision by the relevant authority. The measures for the collection of fees by non-profit private schools shall be formulated by the governments of respective provinces, autonomous regions and centrally-administered municipalities; the charging criteria of for-profit private schools are subject to market conditions and shall be determined by the schools themselves.

3.	Implementation Rules for the Law for Promoting Private Education of the PRC

On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education of the PRC (the “Implementing Regulation”). According to the Implementing Regulation, any social organization or individual, except the state governments, may run non-state schools of different types and levels, other than any specialized non-state schools engaging in military, police or political education, with non-state financial funds.

On April 7, 2021, the revised Implementing Regulation was promulgated and became effective on September 1, 2021. The revised Implementing Regulation regulates the establishment, organization and operation of private schools, teachers and educators, assets and financial management of schools, etc. The Implementing Regulation prohibits foreign investment in private schools that provide tutoring in subjects offered under compulsory education. In addition, Article 13 of the Implementing Regulation states that “No social organization or individual may, by means of merger, acquisition, agreement-based control, etc., control any private school that provides compulsory education or any non-profit private school that provides pre-school education”. Furthermore, the Implementing Regulation prohibits a private school that provides compulsory education to conduct any transactions with any interested related party. Regarding the organization and operation of private schools, the Implementing Regulation further stipulates that members of the board or other forms of decision-making bodies of private schools that provide compulsory education, shall have the nationality of the People’s Republic of China and shall be appointed by the supervision and approval authority. In order to be compliant with the revised Implementing Regulation, the Company completed a Reorganization in September 2021 and divested the operations of two private schools through contractual arrangements. It is the opinion of our PRC counsel that except for the matters already disclosed in the annual report, the Company is currently compliant with the revised Implementing Regulation.

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

5.	Implementation of Regulations on Classification Registration of Private Schools

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

On June 17, 2022, the Zhejiang Municipal Development and Reform Commission issued the Catalogue of Price-setting Items in Zhejiang Province. According to this Catalogue, government-set prices shall apply to the following items: (1) charges for academic education provided by public schools, fees charged by public kindergartens and public infant care service institutions; (2) charges for degree-education provided by non-profit private schools; (3) the unit price per printing sheet and retail price of textbooks included in the list of primary and secondary school teaching materials promulgated by the provincial competent education department, as well as teaching auxiliary materials included in the provincial primary and secondary school evaluation announcement; (4) academic off-campus training targeting the compulsory education stage. The administration of charges for academic off-campus training targeting general senior high school students shall be implemented by reference to the charging standards for academic off-campus training in the compulsory education stage.

We operate one school, Yangfushan Tutorial, which is registered as a non-profit school and provides non-degree education services to students. Therefore, Yangfushan Tutorial does not fall under the scope of items subject to government-set prices as specified in the Catalogue.

9.	Guideline to Significantly Reduce the Excessive Burden of Homework and After-school Tutoring for Students in Primary and Middle Schools (the “Guideline”)

The Guideline, jointly issued by the general offices of the Communist Party of China Central Committee and the State Council, was released on July 24, 2021. The Guideline mainly includes the following:

(1)	Primary and middle schools should reduce the amount and the difficulty of homework and offer after-school service with activities such as homework tutoring, sports, arts, reading, hobbies, and other extra-curricular activities.

(2)	Educational departments should use national and local education teaching resource platforms and school network platforms to provide students with high-quality educational resources and learning resources covering all grades and subjects for free.

(3)	Regulations for the development of tutoring institutions, including: (a) tutoring institutions providing after-school tutoring services on academic subjects in China’s compulsory education system, or Academic AST Institutions, need to be registered as non-profit, no approval will be granted to new Academic AST Institutions, and an approval mechanism will be adopted for online Academic AST Institutions; charges for off-campus academic subject tutoring are placed under the administration of government-guided pricing; (b) local government shall clarify the corresponding competent authorities for the management of different types of tutoring institutions for nonacademic course; (c) Academic AST Institutions are strictly prohibited from conducting capitalized operations, including IPOs, accepting investment from listed companies whose investment funds are from stock market financings, or sales of assets to listed companies; (d) foreign capital is not allowed to control or participate in Academic AST Institutions through mergers and acquisitions, entrusted operations, franchise chains, and the use of variable interest entities; (e) tutoring institutions are not allowed to teach foreign education courses or content too advanced for the school curriculum; (f) tutoring institutions cannot conduct academic course training on weekends, national holidays or winter and summer vacations; (g) personnel providing academic subject training services must have corresponding teacher qualifications, and the teacher qualification information must be displayed in the tutoring institutions’ premises or on their websites; (h) strictly control the excessive influx of capital into tutoring institutions, the financing and fees of tutoring institutions should be mainly used for training business operations; (i) unfair competition in the form of fictitious original prices, false discounts, and false propaganda for the promotion of business are strictly prohibited, and industry monopolies shall be resolutely investigated and dealt with in accordance with laws and regulations; (j) online training should pay attention to protecting the eyesight of students - each online session should be no more than 30 minutes, the interval between courses should be no less than 10 minutes, and the training end time should be no later than 9pm; (k) online tutoring institutions shall not provide and disseminate unhealthy learning methods such as “photographic search for questions”; and (k) it is strictly forbidden to hire foreign personnel who are not in China to carry out training activities.

(4)	Improve the overall quality of education and accelerate the reduction of the education quality gap between urban and rural areas, regions, and schools.

(5)	Strengthen the management of tutoring institutions advertisements. Mainstream media, new media, public places, various billboards and online platforms in residential areas, etc. should not publish or broadcast advertisement for tutoring institutions. Commercial advertising activities shall not be carried out in primary and middle schools and kindergartens, and advertisements shall not be published or disguised in disguised form using textbooks, auxiliary materials, exercise books, stationery, teaching aids, school uniforms, school buses, etc.

(6)	No approval shall be granted for new academic off-campus training institutions targeting general senior high school students. The administration of existing academic off-campus training institutions targeting general senior high school students shall be implemented with reference to the relevant provisions of this Guideline.

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

Yangfushan Tutorial provides non-degree education services to students; Shanghai Wensaier offers non-English foreign language tutorial programs.

As of the date of this annual report, Shanghai Wensaier provides Spanish and Japanese courses to senior high school students. Although Spanish is listed as one of the subjects under the PRC Ministry of Education’s General Senior High School Curriculum Program, it is not included within the scope of academic subjects as further clarified in the Notice. Accordingly, Spanish tutoring services are not considered academic subject tutoring services. In contrast, Japanese is explicitly included within the scope of academic subjects under the Notice and as such Japanese language training services constitute academic subject off-campus tutoring services.

Based on the foregoing, our PRC counsel is of the view that Shanghai Wensaier is required to charge fees for Japanese language tutoring services in accordance with the applicable government-guided pricing standards. In addition, Shanghai Wensaier has not obtained a private school operating permit for the provision of Japanese language tutoring services. Our PRC counsel is of the view that, pursuant to the PRC Private Education Promotion Law, Shanghai Wensaier is required to obtain a private school operating permit in order to lawfully conduct such academic subject tutoring activities. As Shanghai Wensaier has not obtained such permit, it may be subject to regulatory actions, including orders to cease operations, refund tuition fees collected, and administrative fines ranging from one to five times the amount of any illegal gains. Furthermore, the Guideline prohibits foreign investment in academic subject tutoring institutions, and entities already in violation thereof are required to undergo regulatory rectification. Accordingly, the Company may face regulatory risks, including potential rectification actions required by the relevant authorities in respect of Shanghai Wensaier.

As of the date of this annual report, within the Group, only Shanghai Wensaier provides Japanese language training services that constitute academic subject tutoring. Such services are provided to a limited number of students and generate immaterial revenue. The Group has ceased enrolling new students in its Japanese language courses. To date, the Group has not received any formal notices, notices of investigation, rectification orders, administrative penalties, or other similar regulatory actions from relevant governmental authorities in connection with Shanghai Wensaier’s provision of Japanese language academic subject tutoring services. Although the revenue generated from Shanghai Wensaier’s Japanese language academic subject tutoring services has been immaterial to date and the Group has ceased enrolling new students in such courses, the Group remains subject to uncertainties arising from the evolving regulatory environment governing off-campus academic subject tutoring in China.

Approvals from the PRC Authorities to Conduct Our Operations

As of the date of this annual report, except for the matters already disclosed in the annual report, our Company and our PRC subsidiaries have received from the PRC authorities all requisite licenses, permissions, or approvals that are required for conducting our operations in China, such as business licenses, private school operation permits, certificates of registration for a privately operated non-enterprise entity for not-for-profit private schools. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our Class A ordinary shares could depreciate significantly or become worthless. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We are subject to various approvals, licenses, permits, registrations and filings for our tutorial and other services in the PRC.”

As advised by our PRC counsel, Pacgate Law Firm, other than those requisite for a domestic company in China to engage in the businesses similar to those of the operating entities, except the matters already disclosed in the annual report, the operating entities are not required to obtain any permission from Chinese authorities, including the CSRC, the CAC, or any other governmental agency that is required to approve the operating entities’ operations. However, if the operating entities do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that the operating entities are required to obtain approval in the future, the operating entities may be subject to investigations by competent regulators, fines or penalties, ordered to suspend the operating entities’ relevant operations and rectify any noncompliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in the operating entities’ operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As of the date of this annual report, except the matters already disclosed in the annual report, we and the operating entities have received from PRC authorities all requisite licenses, permissions, or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied.

Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretations and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the PRC- Any actions by the Chinese government, including any decision to intervene or influence the operating entities’ operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause them to make material changes to their operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

Regulations Relating to Foreign Investment

1.	Foreign Investment Law of PRC

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of PRC, or the Foreign Investment Law, which replaces the Sino-foreign Joint Ventures Law of PRC, the Sino-foreign Cooperative Enterprises Law of PRC and the Foreign Investment Enterprise Law of PRC.

The Foreign Investment Law aims to further open up and expand the Chinese market, promote foreign investment and protect the legitimate rights and interests of foreign investors. The Foreign Investment Law defines the foreign investment as direct or indirect investment by foreign investors in China. It includes the following categories: (i) foreign investors alone or jointly with other investors establish a foreign investment enterprise in China; (ii) foreign investors acquire shares, equity, property shares or other similar rights and interests in Chinese domestic enterprises; (iii) foreign investors alone or jointly with other investors invest in new projects in China; and (iv) legal and administrative investment in other ways specified by regulations or the State Council.

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

On September 6, 2024, the Ministry of Commerce and the National Development and Reform Commission jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2024). Negative List (Edition 2024) stipulates that pre-school education, ordinary high school and higher education institutions are subject to Sino-foreign cooperative education, and must be led by the Chinese Party (the president or the chief executive shall have Chinese nationality, and the Chinese Party shall comprise not less than half of the council, board or joint administrative committee).

It is prohibited to invest in mandatory education institutions or religious education institutions. Furthermore, training business is not on the Negative List (Edition 2024).

Regulations Related to Mergers and Acquisitions and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006, and was amended on June 22, 2009. The M&A Rules, among other things, requires that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

On February 17, 2023, the CSRC released the New Overseas Listing Rules and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the New Overseas Listing Rules, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the New Overseas Listing Rules within three working days following its submission of relevant applications or its completion of subsequent offerings. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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

The Trial Measures and the revised Provisions that issued by the PRC authorities may subject us to additional compliance requirements in the future. See “Risk Factors - Risks Related to Doing Business in China - The Trial Measures and the revised Provisions issued by the PRC authorities may subject us to additional compliance requirements in the future.”

Regulations Related to Intellectual Property Rights

1.	Trademarks

The Standing Committee of the National People's Congress (“SCNPC”) adopted The Trademark Law of PRC in 1982 and revised it in 1993, 2001, 2013 and 2019 respectively, with its implementation rules adopted in 2002 and revised in 2014 by the State Council. The PRC Trademark Office of the State Administration for Industry and Commerce, currently known as PRC State Intellectual Property Office of the State Administration for Market Regulation, or the Trademark Office, handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a ‘first-to-file’ principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or has been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a ‘sufficient degree of reputation’ through such party’s use.

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

The SCNPC adopted The Copyright Law of PRC in 1990 and revised it in 2001, 2010, and 2020, respectively. Work of Chinese citizens, legal persons or other organizations shall enjoy copyright pursuant to this Law regardless of whether they are published. Work shall refer to original intellectual achievements in the fields of literature, art and science which can be expressed in a certain form, including: (1) Written works; (2) Oral works; (3) Musical, dramatic, opera, dance, acrobatic artistic works; (4) Art, architectural works; (5) Photographic works;(6) Audio-visual works; (7) Graphic works and model works such as engineering design plan, product design plan, map, schematic diagram, etc.; (8) Computer software; and (9) Any other intellectual achievements which comply with the characteristics of the works. Persons who have committed the infringement acts shall bear civil liability to stop the infringement, eliminate the impact, make apologies, compensate losses, etc., in accordance with the circumstances.

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

Regulations Related to Employment

On June 29, 2007, the SCNPC, adopted the Labor Contract Law of PRC, or the Labor Contract Law, which became effective as of January 1, 2008 and was revised in 2012. The Labor Contract Law requires employers to enter into written contracts with their employees, restricts the use of temporary workers. Pursuant to the Labor Contract Law, employment contracts lawfully executed prior to the implementation of the Labor Contract Law and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the Labor Contract Law but no written employment contract was concluded, a contract must be concluded within one month after the Labor Contract Law’s implementation. All PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. According to the Social Insurance Law promulgated by SCNPC effective from July 1, 2011 (revised on December 29, 2018), Regulation of Insurance for Work-Related Injury, Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, Interim Regulation on the Collection and Payment of Social Insurance Premiums and Specification for Social Insurance Registration Service, an employer is required to contribute the social insurance for its employees in China, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002, and March 24, 2019 respectively, an employer is required to make contributions to a housing fund for its employees. Our PRC operating entities participate in various employee social security plans for part of our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. Our PRC operating entities compensate our employees with basic salaries as well as performance-based bonuses. However, our PRC operating entities did not make adequate social insurance and housing fund contributions for all employees as required by PRC regulations. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

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

Regulations Related to Taxation

1. Enterprise Income Tax

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law of PRC, or the Enterprise Income Tax Law, while the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law of PRC, or the Implementing Rules on December 6, 2007, both of which became effective on January 1, 2008. The Enterprise Income Tax Law was further amended by SCNPC on February 24, 2017, which stipulates that corporate income tax shall be payable by a resident enterprise for income derived from or accruing in or outside China. Corporate income tax shall be payable by a non-resident enterprise, for income derived from or accruing in China by its office or premises established in China, and for income derived from or accruing outside China for which the established office or premises has a de facto relationship. The corporate income tax shall be at the rate of 25%. The applicable tax rate for income of a non-resident enterprise under the provisions of the third paragraph of Article 3 shall be 20%. Corporate income tax for qualified small profit enterprises shall be at a reduced tax rate of 20%. Corporate income tax for key advanced and new technology enterprises supported by the State shall be at a reduced tax rate of 15%. On the other hand, the State Administration of Taxation provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore enterprise is located in China. Simply speaking, the criteria is more focused on substantive rather than format. Pursuant to its Circular 82 of 2009, the criteria to determine “de facto management body” include: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Furthermore, the SAT published Bulletin 45 in September 2011, which provides more guidance on the implementation of the definition and provides for procedures and administration details on determining resident status and administration on post-determination matters. However, the SAT Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups rather than those controlled by PRC individuals or foreign individuals. So far there is no further criteria passed yet and no applicable legal precedents either, therefore it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals. Under these existing criteria, it is possible that we will be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. If so, it would likely result in unfavorable tax consequences to our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment. Please see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the PRC-Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.” for more details.

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

On October 14, 2019, the State Administration of Taxation promulgated the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which stipulate that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection”. Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these Measures for future inspection, and accept follow-up administration by the tax authorities.

2.	Value-Added Tax

On December 25, 2024, the Standing Committee of the National People’s Congress adopted the Law on Value-added Tax of the People’s Republic of China (the “VAT Law”), which shall come into force on January 1, 2026. Upon its entry into force, the Interim Regulations on Value-added Tax of the People’s Republic of China shall be repealed simultaneously. All units and individuals (including individual industrial and commercial households) that sell goods, services, intangible assets or immovable properties, or import goods within the territory of the People’s Republic of China shall be taxpayers of value-added tax (“VAT”), and shall pay VAT in accordance with the provisions of the VAT Law.

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which stipulate that the income from the provision of educational services that is exempt from VAT refers to the income from the provision of academic education services for students participating in the government-designated enrollment plan, including tuition, accommodation, teaching materials, and textbook fees that have been inspected and approved by relevant government agencies and collected in accordance with prescribed standards And examination registration fees, as well as income from catering expenses provided by the school cafeteria. In addition to the above income, the sponsorship fees and school selection fees collected by the school in any name are subject to VAT.

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

See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the PRC-PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

As of the date of this annual report, our PRC subsidiaries have not paid the social insurance and housing funds for our employees in full and could be required to pay outstanding contributions and penalties. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

C.	Organizational Structure

We are an exempted company incorporated under the laws of the Cayman Islands on September 20, 2018. Structured as a holding company with no material operations of our own, we conduct our business through our subsidiaries in China.

The Reorganization (“Reorganization”)

We undertook the Reorganization in response to the revised Implementing Regulation becoming effective on September 1, 2021. The revised Implementing Regulation prohibits private schools that provide compulsory education from being controlled by means of agreements or to enter into any transactions with any related parties. Prior to September 2021, we had controlled and received economic benefits from the VIEs, Ouhai Art School and Chongwen Middle School, two private schools that provide compulsory education, through a series of contractual arrangements (the “VIE Agreements”) to provide contractual exposure to foreign investment in Chinese-based companies, where Chinese law prohibits direct foreign investment in Chinese operating companies. In order to become compliant with the revised Implementing Regulation, in September 2021, we completed a Reorganization to divest its operations of Ouhai Art School and Chongwen Middle School. Through the Reorganization, (1) we sold all of its shares in Golden Sun Shanghai, which is the entity that controls Chongwen Middle School through contractual arrangements; and (2) Golden Sun Wenzhou, one of our subsidiaries, terminated its VIE Agreements with Ouhai Art School. As a result of the foregoing, neither us nor any of our subsidiaries controls or receives economic benefits from any private schools that provide compulsory education, and, as of the date of this annual report, we believe we and our subsidiaries are compliant with the revised Implementing Regulation. All discussions in this annual report relating to our prior operation of Quhai Art School or Chongwen Middle School are provided for historical context only.

No VIE Structure after September 2021

After our Reorganization in September 2021, we no longer used VIE structure to operate our business and we control and receive the economic benefits directly through our equity ownership of our subsidiaries.

The following diagram illustrates our corporate structure as of the date of this annual report.

Risks Associated with Our Corporate Structure

Our holding company structure involves certain risks in terms of dividend distribution, direct investment in PRC entities, and obtaining benefits under relevant tax treaty. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in the PRC-We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirement we may have, and any limitation on the ability of our subsidiaries to make payments to us and any tax we are required to pay could have a materially adverse effect on our ability to conduct our business,” “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in the PRC-PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in the PRC-Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.” See also “Item 4. Information On The Company-B. Business Overview-Regulations-Regulations Related to Foreign Exchange.”

D.	Property, Plants and Equipment

See “Item 4. Information On The Company-B. Business Overview-Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

As of the date of this annual report, we operate two principal lines of business: tutorial services and e-commerce services. Prior to November 2023, our operations were primarily focused on tutorial and tutorial services. In response to the increasingly restrictive regulatory environment affecting the private education sector in China, after November 2023, we began to adjust our business strategy and gradually reduce our reliance on tutorial services as our primary sources of revenue. As part of this transition, we expanded our operations into e-commerce. Currently, more than 90% of our revenue is derived from our e-commerce business. Our tutorial services now account for a relatively small portion of total revenue and are maintained on a limited and supplemental basis. We believe that this business diversification reduces our exposure to regulatory risks associated with the education sector and allows us to leverage our existing customer base, operational experience, and technological infrastructure for our future business developments, although there can be no assurance that this strategy will be successful.

●	E-Commerce Services

In November 2023, we diversified our operations beyond tutoring and secondary language instruction to include e-commerce services. Our e-commerce operations currently consist of data analytics–driven marketing and social media promotional services for small and medium-sized businesses on major short video platforms based in China, including Douyin, Kuaishou, and WeChat Video Accounts, where we provide social media content planning, data-based advertising placement, performance monitoring, and strategy optimization. In connection with these services, we utilize data analytics based on platform algorithms to support targeted advertising and adjust marketing campaigns based on real-time performance data.

Our e-commerce operations are subject to various macroeconomic factors that may affect consumer demand and business performance. During periods of economic growth, consumer purchasing power generally increases, which may support higher demand for e-commerce products and services. Conversely, during periods of economic slowdown, consumers may become more price-sensitive, which could adversely affect demand. Demographic and social trends may also influence consumer behavior. For example, younger consumer cohorts generally place greater emphasis on convenience and may be more willing to adopt new e-commerce models and products, while demand among older consumers for products offered through e-commerce platforms has gradually increased. However, shifts in population structure, consumer preferences, and spending patterns are subject to uncertainty and may not continue as expected. The e-commerce industry in China is highly competitive and subject to evolving laws, regulations, and policies. Our operations face risks and challenges, including intense competition, relatively high operating and customer acquisition costs, changes in platform rules or algorithms, regulatory uncertainty, and the need to continually adapt to changing consumer preferences. These factors may materially and adversely affect the growth, results of operations, and prospects of our e-commerce business.

●	Tutorial services

With the advancement of technology, virtual classrooms and artificial intelligence (“AI”) tutoring tools have become increasingly prevalent. Educational resources will be disseminated more conveniently via digital means, and we believe personalized learning services will also gain growing popularity accordingly. In recent years, our tutorial has gradually adopted intelligent teaching tools, leveraging AI-powered question banks to standardize teaching, improving teaching efficiency through technological means, supervising over teaching activities and faculty members, empowering language teaching, and further driving the reform of teaching methodologies. However, as a traditional sector, our business may not grow at the rate projected by industry data, or at all. If the education industry fails to grow as expected, such conditions could have a material adverse effect on our business and the market price of our Class A ordinary shares. In addition, the rapidly evolving nature of the education industry introduces significant uncertainty into any projections or estimates regarding its growth prospects or future condition. If one or more of the assumptions underlying the industry data prove incorrect, our actual results may differ materially from projections based on such assumptions.

As of September 30, 2025, our education centers offer two main programs: (i) foreign language tutorial programs in less commonly taught languages, including Spanish and Japanese, provided to individual students as well as to companies and other organizations; and (ii) Gaokao repeater tutorial programs, provided to individual students.

On July 6, 2025, our PRC subsidiary, Golden Sun Wenzhou, signed an agreement with a third party to sell 100% equity interests of its wholly-owned subsidiary, Shanghai Golden Sun Gongyu Education Technology Co., Ltd. (“Gongyu Education”), and its subsidiaries, comprised of (i) Shanghai Xianjin Technology Development Co., Ltd. (“Xianjin Technology”), where by Gongyu Education held 85% of its equity interest; (ii) Shanghai Zhouzhi Culture Development Co., Ltd. (“Zhouzhi Culture”), a wholly-owned subsidiary of Gongyu Education; (iii) Shanghai Jinheyu Biotechnology Co., Ltd. (“Shanghai Jinheyu”), whereby Gongyu Education held 51% of its equity interest; (iv) Hangzhou Jicai Education Technology Co. Ltd. (“Hangzhou Jicai”), a wholly-owned subsidiary of Zhouzhi Culture; (v) Shanghai Qinshang Education Technology Co., Ltd. (“Qinshang Education”), a wholly-owned subsidiary of Zhouzhi Culture; and (vi) Shanghai Hongkou Practical Foreign Language Tutorial School (“Hongkou Tutorial”), whereby Xianjin Technology hold 90% of its equity interest, for a total consideration of approximately $0.7 million (RMB5.0 million). The transaction closed on July 21, 2025. We determined that the disposal met the criteria to be classified as a discontinued operation; therefore, the related operations were presented and disclosed as discontinued operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the disposal have been retroactively reclassified in the consolidated financial statements as discontinued operations for all periods presented.

Revenues from our continuing operations for the year ended September 30, 2025 (“fiscal year 2025”) increased by approximately $29.4 million, or 483%, to approximately $35.5 million, from approximately $6.1 million for the year ended September 30, 2024 (“fiscal year 2024”), primarily attributable to the increased revenue from e-commerce services, as we further expanded our operations on e-commerce since late 2023. In fiscal year 2025, our net loss increased by approximately $1.3 million, or 32%, to approximately $5.2 million, from approximately $4.0 million in fiscal year 2024, primarily due to an increase of approximately $3.8 million in net loss from continuing operations, offset by an approximately $0.7 million turnaround to net income from discontinued operations.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	The number of students enrolled is largely driven by the demand for our tutorial programs, our reputation and brand recognition and our ability to improve the variety and quality of the programs we offer.

●	Pricing of our tuition fees is affected by the tuition policy set by the PRC local governments at different levels. Article 38 of the Law for Promoting Private Education stipulates that the items and rates of fees to be charged by private schools shall be determined based on the cost of running a school, market demands and other relevant factors, and must be made available to the public. Tuition and fee rates for private schools are subject to supervision by the relevant authorities. Provincial governments, autonomous regions governments and centrally-administered municipalities set guidelines on fees for not-for-profit schools. The tuition criteria of for-profit private schools are subject to market conditions and shall be determined by the schools themselves. Currently, fees for our not-for-profit schools are determined by the school and filed with the relevant authorities for its supervision, while fees for our for-profit schools are primarily based on demand for our courses, the targeted market for our courses and fees charged by our competitors for the same or similar courses.

●	Our ability to manage our cost of revenues directly affects our profitability. Our cost of revenues mainly consists of labor costs, which are compensation for our teachers and educational staff, student-related costs, depreciation expenses and lease payment for our schools and tutorial centers.

●	In 2024, we extend our business into the e-commerce and cultural tourism sectors. Starting from July 2025, we decided to gradually discontinue our wellness business and focus our efforts in other industries, including e-commerce. Our ability to execute the new growth strategy will affect our future results and financial condition.

Risks and Uncertainties

Substantially all of our operations are conducted in China through our PRC subsidiaries. Accordingly, our business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. Our results may be adversely affected by changes in the political, regulatory, and social conditions in the PRC. While we believe that the Company is in compliance with existing laws and regulations, this compliance may not be indicative of future results. Additionally, our business, financial condition, and results of operations may be negatively impacted by various risks including, but not limited to, regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents. These events could potentially and significantly disrupt our operations. Management continuously monitors these risks and uncertainties and strives to mitigate their potential impact through strategic planning and operational adjustments.

Results of Operations

For the fiscal years ended September 30, 2025 and 2024

Revenue

The following table sets forth the breakdown of our revenue from continuing operations for the years presented:

	For the fiscal years ended September 30,
	2025		2024		Amount	%
Revenue by type	Amount	% of total revenue	Amount	% of total revenue	Increase (Decrease)	Increase (Decrease)
Tutorial services	$1,386,186	4%	1,838,168	30%	$(451,982)	(25)%
Logistic, consulting services and education related services	225,525	1%	398,872	7%	(173,347)	(43)%
E-commerce services and others	33,868,001	95%	3,850,417	63%	30,017,584	780%
Total revenue	$35,479,712	100%	$6,087,457	100%	$29,392,255	483%

Revenue from our continuing operations increased by approximately $29.4 million, or 483%, to approximately $35.5 million in fiscal year 2025, from approximately $6.1 million in fiscal year 2024. The increase in revenue was mainly due to an increase of approximately $30.0 million from e-commerce and others segment offset by a decrease of approximately $0.6 million from education segment in fiscal year 2025 and as a result of the growth of our e-commerce and others segment.

Education segment

Tutorial services

Our tutorial services revenue from our continuing operations decreased by approximately $0.5 million, or 25%, to approximately $1.4 million in fiscal year 2025, from approximately $1.8 million in fiscal year 2024. The decrease was primarily attributable to the decrease in average revenue recognized per student in our tutorial programs. Our average revenue recognized per student decreased by $815 from $2,250 per student in fiscal year 2024 to $1,435 per student in fiscal year 2025. The total number of student enrollment increased by 149 from 817 students in fiscal year 2024 to 966 students in fiscal year 2025.

Logistic, consulting services and education related services

Our logistic, consulting services and education related services revenue from our continuing operations decreased by approximately $0.2 million, or 43%, to approximately $0.2 million in fiscal year 2025, from approximately $0.4 million in fiscal year 2024. The decrease was mainly due to a decrease in our consulting and catering services offered to certain kindergartens owned by our CEO and his wife because of the decreased demand for such services.

E-commerce and others segment

Our e-commerce services and others revenue from our continuing operations increased by approximately $30.0 million, or 780%, to approximately $33.9 million in fiscal year 2025, from approximately $3.9 million in fiscal year 2024. This increase was primarily attributed to the expansion of our e-commerce services beginning in November 2023.

Cost of Revenues

Cost of revenues from our continuing operations increased by approximately $29.6 million, or 580%, to approximately $34.7 million in fiscal year 2025, from approximately $5.1 million in fiscal year 2024. The increase was mainly due to an increase of approximately $29.6 million cost of revenue from e-commerce services and others, which was in line with the corresponding increase in revenue generated from e-commerce services and others.

Gross profit

Gross profit from our continuing operations decreased by approximately $0.2 million, or 19%, to approximately $0.8 million in fiscal year 2025, from approximately $1.0 million in fiscal year 2024. The decrease was primarily due to a decrease in revenue from educational services as a result of lower average revenue recognized per student and low gross margin from e-commerce services and others. Gross margin for educational services and e-commerce services were 29% and 1% in fiscal year 2025, respectively, as compared to 49% and negative 3% in fiscal year 2024, respectively.

Operating Expenses

	For the fiscal years ended September 30,
	2025		2024		Amount	%
	Amount	% of revenue	Amount	% of revenue	Increase (Decrease)	Increase (Decrease)
Selling expenses	$195,519	1%	$177,611	3%	$17,908	10%
General and administrative expenses	2,706,230	8%	2,551,717	42%	154,513	6%
Total	$2,901,749	9%	$2,729,328	45%	$172,421	6%

Total operating expenses from our continuing operations increased by approximately $0.2 million, or 6%, to approximately $2.9 million in fiscal year 2025, from approximately $2.7 million in fiscal year 2024. The increase was mainly due to an increase in general and administrative expenses due to more professional consulting fees in fiscal year 2025.

Selling expenses

Selling expenses from our continuing operations kept at approximately $0.2 million in fiscal year 2025 and 2024.

General and administrative expenses

General and administrative expenses from our continuing operations increased by approximately $0.2 million, or 6%, to approximately $2.7 million in fiscal year 2025, from approximately $2.6 million in fiscal year 2024. As a percentage of revenues, general and administrative expenses represented approximately 8% and 42% of our total revenues in fiscal year 2025 and 2024, respectively. The increase of general and administrative expenses was primarily due to more consulting fees in fiscal year 2025.

Interest expense, net

Net interest expense from our continuing operations increased by approximately $0.1 million, or 43%, to approximately $0.3 million in fiscal year 2025, from approximately $0.2 million in fiscal years 2024. The increase was mainly attributable to the increase of the loans in fiscal year 2025.

Gain from disposal subsidiaries

On July 21, 2025, we closed the transaction of disposal of Gongyu Education and its several subsidiaries and recorded gain from disposal of subsidiaries of approximately $4.6 million in fiscal year 2025.

Change in fair value of convertible note

Change in fair value of convertible note from our continuing operations in fiscal year 2025 and 2024 amounted to a loss of approximately $0.5 million and nil, respectively. The convertible notes are measured to fair value at the end of each reporting period.

Change in fair value of warrants liabilities

Change in fair value of warrants liabilities from our continuing operations in fiscal year 2025 and 2024 amounted to a loss of approximately $7.4 million and nil, respectively. The fair value of the Company’s warrants derivative liabilities assumed are re-measured to its fair value at the end of each reporting period.

Loss before income taxes

Loss before income tax from our continuing operations increased by approximately $3.8 million, or 177%, to approximately $6.0 million in fiscal year 2025, from approximately $2.1 million in fiscal year 2024. The increase in losses before income taxes was primarily attributable to unrealized loss from change in fair value of convertible notes and warrants liabilities offset by gain from disposal subsidiaries, as stated above.

Income taxes (benefit) provision

Income taxes benefit from our continuing operations was approximately $0.004 million in fiscal years 2025, as compared to income taxes provision of approximately $0.02 million in fiscal years 2024.

Net loss

Net loss from continuing operations increased by approximately $3.8 million, or 175%, to approximately $6.0 million in fiscal year 2025, from approximately $2.2 million in fiscal year 2024, due to the above-mentioned reasons.

Net income from discontinued operations in fiscal year 2025 was $0.7 million as compared to a net loss from discontinued operations of approximately $1.8 million in fiscal year 2024.

Net loss increased by approximately $1.3 million, or 32%, to approximately $5.2 million in fiscal year 2025, from approximately $4.0 million in fiscal year 2024. The increase was primarily due to an increase of approximately $3.8 million in net loss from continuing operations, offset by an approximately $0.7 million turnaround to net income from discontinued operations.

For the fiscal years ended September 30, 2024 and 2023

Revenue

The following table sets forth the breakdown of our revenue from continuing operations for the years presented:

	For the fiscal years ended September 30,
	2024		2023
Revenue by type	Amount	% of total revenue	Amount	% of total revenue	Change	% Change
Tutorial services	$1,838,168	30%	$1,900,865	73%	$(62,697)	(3)%
Logistic, consulting services and education related services	398,872	7%	692,124	27%	(293,252)	(42)%
E-commerce services	3,850,417	63%	-	-%	3,850,417	-%
Total revenue	$6,087,457	100%	$2,592,989	100%	$3,494,468	135%

Revenue from our continuing operations increased by approximately $3.5 million, or 135%, to approximately $6.1 million in fiscal year 2024, from approximately $2.6 million in fiscal year 2023. The increase in revenue was mainly due to an increase of approximately $3.9 million from e-commerce services, offset by decreased of approximately $0.3 million from logistic, consulting services and education related services.

Education segment

Tutorial services

Tutorial services revenue from our continuing operations decreased by approximately $0.1 million, or 3%, to approximately $1.8 million in fiscal year 2024, from approximately $1.9 million in fiscal year 2023. Our total number of student enrollments in our tutorial programs decreased by 638 from an aggregate of 1,455 students in fiscal year 2023 to an aggregate of 817 students in fiscal year 2024. Our average revenue recognized per student increased by $944 from $1,306 per student in fiscal year 2023 to $2,250 per student in fiscal year 2024.

Logistic, consulting services and education related services

Logistic, consulting services and education related services revenue from our continuing operations decreased by approximately $0.3 million, or 42%, to approximately $0.4 million in fiscal year 2024, from approximately $0.7 million in fiscal year 2023. The decrease was mainly due to a decrease in our consulting and catering services offered to certain kindergartens owned by our CEO and his wife, mainly as a result of the decreased demand for such services.

E-commerce segment

Beginning in November 2023, we started providing e-commerce services and related products on e-commerce platforms. Our e-commerce services revenue from our continuing operations has generated approximately $3.9 million in fiscal year 2024.

Cost of Revenues

Cost of revenues from our continuing operations increased by approximately $3.8 million, or 288%, to approximately $5.1 million in fiscal year 2024, from approximately $1.3 million in fiscal year 2023. The increase in cost of revenues in fiscal year 2024 was mainly due to an increase of approximately $4.0 million cost of revenue from e-commerce services.

Gross profit

Gross profit from our continuing operations decreased by approximately $0.3 million, or 23%, to approximately $1.0 million in fiscal year 2024, from approximately $1.3 million in fiscal year 2023. The decrease in gross profit was mainly due to a decrease of approximately $0.2 million from education services and approximately $0.1 million gross loss in e-commerce services during our expansion period. Gross margin for education services and e-commerce services were 49% and negative 3% in fiscal year 2024, respectively, as compared to 49% and nil in fiscal year 2023, respectively.

Operating Expenses

	For the fiscal years ended September 30,
	2024		2023
	Amount	% of revenue	Amount	% of revenue	Change	% Change
Selling expenses	$177,611	3%	$127,134	5%	$50,477	40%
General and administrative expenses	2,551,717	42%	4,454,706	172%	(1,902,989)	(43)%
Total	$2,729,328	45%	$4,581,840	177%	$(1,852,512)	(40)%

Total operating expenses from our continuing operations decreased by approximately $1.9 million, or 40%, to approximately $2.7 million in fiscal year 2024, from approximately $4.6 million in fiscal year 2023. The decrease in operating expenses was mainly due to a decrease of approximately $1.9 million in general and administrative expenses in fiscal year 2024.

Selling expenses

Selling expenses from our continuing operations increased by approximately $0.1 million, or 40%, to approximately $0.2 million in fiscal year 2024, from approximately $0.1 million in fiscal year 2023. The increase in selling expenses was mainly due to an increase in advertising fee of approximately $0.1 million in fiscal year 2024.

General and administrative expenses

General and administrative expenses from our continuing operations decreased by approximately $1.9 million, or 43%, to approximately $2.6 million in fiscal year 2024, from approximately $4.5 million in fiscal year 2023. The decrease in general and administrative expenses was mainly driven by a decrease of approximately $1.8 million in stock-based compensation. As a percentage of revenues, general and administrative expenses represented approximately 42% and 172% of our total revenues in fiscal year 2024 and 2023, respectively.

Interest expense, net

Interest expense, net from our continuing operations kept at approximately $0.2 million in fiscal year 2024 and 2023.

Other (expense) income, net

Other expense from our continuing operations amounted to approximately $0.1 million in fiscal year 2024, which mainly consisted of foreign exchange losses. Other income from our continuing operations amounted to approximately $1.0 million in fiscal year 2023, which mainly consisted of government subsidies.

Loss before income taxes

Loss before income taxes from our continuing operations decreased by approximately $0.5 million, or 17%, to approximately $2.1 million in fiscal year 2024, from approximately $2.6 million in fiscal year 2023. The decrease was primarily attributable to lower operating expenses offset by increased other expense in fiscal year 2024, as stated above.

Income taxes provision

Income tax provision from our continuing operations was approximately $0.02 million in fiscal years 2024, as compared to income taxes provision of approximately $0.1 million in fiscal years 2023.

Net loss

Net loss from our continuing operations decreased by approximately $0.5 million, or 20%, to approximately $2.2 million in fiscal year 2024, from approximately $2.7 million in fiscal year 2023.

Net loss from discontinued operations decreased by approximately $1.3 million, or 41%, to approximately $1.8 million, from approximately $3.1 million in fiscal year 2023.

Net loss decreased by approximately $1.8 million, or 31%, to approximately $4.0 million in fiscal year 2024, from approximately $5.8 million in fiscal year 2023. The decrease was primarily due to a decrease of approximately $1.3 million in net loss from discontinued operations and a decrease of approximately $0.5 million in net loss from continuing operations.

Liquidity and Capital Resources

For fiscal year 2025, the Company incurred a net loss of approximately $6.0 million from continuing operations and used net cash of approximately $7.6 million in operating activities from continuing operations. As of September 30, 2025, the Company has an accumulated deficit of approximately $23.6 million. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

In assessing liquidity, we monitor and analyze cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. In fiscal year 2025, our revenue from continuing operations increased by approximately $29.4 million to approximately $35.5 million from approximately $6.1 million in fiscal year 2024. Our net loss from continuing operations increased by approximately $3.8 million, or 175%, to approximately 6.0 million in fiscal year 2025, from approximately $2.2 million in fiscal year 2024. We previously funded our working capital needs primarily from the IPO proceeds, operations, bank loans, convertible note financing and advances from shareholders, and we intend to continue doing so in the near future.

We currently plan to fund our operations mainly through cash flow from its operations, renewal of bank borrowings, and support from controlling shareholders, if necessary, to ensure sufficient working capital. As of September 30, 2025, deferred revenue included in current liabilities amounted to approximately $4.5 million, which will be recognized as revenue in the next fiscal year when the services are provided. As of September 30, 2025, we had short-term bank loans and long-term bank loans in aggregate of approximately $0.6 million and approximately $2.9 million, respectively. We expect to obtain new bank loans or renew existing bank loans upon maturity based on past experience and our good credit history. Management is evaluating different strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, additional funding from current or new investors, officers and directors, debt financing and optimization of costs. The principal shareholder has pledged to use his personal assets as collateral to support us in securing bank loans whenever necessary. We believe that our working capital will be sufficient to fund our operations over at least the next 12 months from the date of this report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

Cash flows

For the fiscal years ended September 30, 2025, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal years ended September 30
	2025	2024	2023
Net cash used in operating activities - continuing operation	$(7,626,557)	$(2,403,300)	$(1,162,907)
Net cash used in operating activities - discontinued operation	(1,691,615)	(2,497,584)	(3,053,154)
Net cash used in operating activities	(9,318,172)	(4,900,884)	(4,216,061)
Net cash provided by (used in) investing activities - continuing operation	165,275	(1,887,373)	(8,432,291)
Net cash used in investing activities - discontinued operation	-	(86,036)	(1,018,280)
Net cash provided by (used in) investing activities	165,275	(1,973,409)	(9,450,571)
Net cash provided by financing activities - continuing operation	6,475,543	288,654	430,544
Net cash provided by (used in) financing activities - discontinued operation	2,544,618	828,550	(183,743)
Net cash provided by financing activities	9,020,161	1,117,204	246,801
Effect of exchange rate changes on cash and cash equivalents	68,448	44,003	(374,962)
Net decrease in cash and cash equivalents	(64,288)	(5,713,086)	(13,794,793)
Cash and cash equivalents, beginning of year	839,622	6,552,708	20,347,501
Cash and cash equivalents, end of year	$775,334	$839,622	$6,552,708

Operating Activities

Net cash used in operating activities was approximately $9.3 million in fiscal year 2025. Net cash used in continuing operating activities in fiscal year 2025 mainly consisted of a net loss from continuing operation of $6.0 million, adjustments of approximately $3.6 million for non-cash items, an increase of approximately $7.1 million in prepayments and other assets, an increase of approximately $2.0 million in Accounts receivable, and a decrease of approximately $0.3 million in operating lease liabilities, offset by an increase of $2.6 million in account payable and an increase of $1.7 million in deferred revenue. Cash used in operating activities from discontinued operations of approximately $1.7 million.

Net cash used in operating activities was approximately $4.9 million in fiscal year 2024. Net cash used in continuing operating activities in fiscal year 2024 mainly consisted of a net loss from continuing operation of $2.2 million, adjustments of approximately $0.2 million for non-cash items and an increase of approximately $2.1 million in prepayments and other assets and, offset by an increase of $1.4 million in deferred revenue. Cash used in operating activities from discontinued operations of approximately $2.5 million

Net cash used in operating activities was approximately $4.2 million in fiscal year 2023. Net cash used in continuing operating activities in fiscal year 2023 mainly consisted of a net loss from continuing operation of $2.7 million, adjustments of approximately $2.0 million for non-cash items, and a decrease of approximately $0.4 million in accrued expenses and other liabilities. Cash used in operating activities from discontinued operations of approximately $3.1 million.

Investing Activities

Net cash provided by investing activities was approximately $0.2 million in fiscal year 2025. Net cash provided by continuing investing activities in fiscal year 2025 mainly consisted of approximately $0.6 million cash received from disposal of subsidiaries, offset by approximately $0.4 million paid for acquisition.

Net cash used in investing activities was approximately $2.0 million in fiscal year 2024. Net cash used in continuing investing activities in fiscal year 2024 mainly consisted of approximately $1.7 million paid for acquisition, approximately $0.1 million paid for long-term investments and approximately $0.05 million paid for purchase of property and equipment. Cash used in investing activities from discontinued operations of approximately $0.1 million.

Net cash used in investing activities was approximately $9.5 million in fiscal year 2023. Net cash used in continuing investing activities consisted of approximately $4.6 million paid for long-term investments, approximately $3.7 million paid for acquisition and approximately $0.07 million paid for purchase of property, equipment and intangible assets. Cash used in investing activities from discontinued operations of approximately $1.0 million.

Financing Activities

Net cash provided by financing activities was approximately $9.0 million in fiscal year 2025. Net cash provided by continuing financing activities primarily included proceeds from convertible note and warrants of approximately $5.0 million, proceeds from related parties of approximately $1.0 million, net proceeds from short-term bank loans of approximately $0.2 million and net proceeds from third parties of approximately $0.3 million. Cash provided by financing activities from discontinued operations of approximately $2.5 million.

Net cash provided by financing activities was approximately $1.1 million in fiscal year 2024. Net cash provided by continuing financing activities primarily included net proceeds from a related party of approximately $0.3 million. Cash provided by financing activities from discontinued operations of approximately $0.8 million.

Net cash provided by financing activities was approximately $0.2 million in fiscal year 2023. Net cash provided by continuing financing activities primarily included net proceeds from bank loans of approximately $0.3 million and net proceeds from a related party of approximately $0.2 million. Cash used in financing activities from discontinued operations of approximately $0.2 million.

Capital Expenditures

Our capital expenditures from continuing operations were immaterial in fiscal years 2025, 2024 and 2023, respectively.

Contractual Obligations

We had various outstanding bank loans of approximately $3.5 million and $3.3 million as of September 30, 2025 and 2024, respectively. We have also entered into non-cancellable operating lease agreements for several offices and operating facilities. The lease terms extend through 2029.

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2025:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years
Operating lease arrangements	$296,741	$91,305	$182,610	$22,826
Bank loans	3,525,777	604,018	2,921,759	-
Total	$3,822,518	$695,323	$3,104,369	$22,826

Off-Balance Sheet Arrangements

We have entered into certain off-balance sheet financial guarantees related to the borrowings of related parties.

We do not have any other off-balance arrangement as of September 30, 2025.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: being approximately 0.2% in 2023, 0.2% in 2024 and 0.0% in 2025.

Critical Accounting Estimates

In preparing the consolidated financial statements, we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are deemed critical if they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Significant estimates required to be made by management include, but are not limited to, refund liabilities, revenue recognition, the allowance for credit loss on accounts receivables and prepayment and other assets, determinations of the useful lives and valuation of long-lived assets, impairment of goodwill, impairment of long-term investments, valuation of convertible note and warrant liabilities, incremental borrowing rate used in valuation of lease liabilities and right-of-use assets and valuation allowance of deferred tax assets. A summary of our significant accounting policies which are important to the portrayal of our financial condition and results of operations is set forth in Note 2 to our consolidated financial statements included elsewhere in this filing.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Xueyuan Weng	60	Chairman, Director, Chief Executive Officer
Yu Sun	54	Chief Financial Officer
Duo Ye	41	Chief Operating Officer
Lizhen Wang	39	Chief Technology Officer
Liming Xu	63	Director
Peilin Ji	67	Director
Yidong Hao	53	Independent Director
Xijing Xu	51	Independent Director
Xiao Jin	61	Independent Director
Zhenghua Yu	50	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Xueyuan Weng has been serving as a director, chairman and Chief Executive Officer of the Company since November 10, 2020, the executive director of Golden Sun Wenzhou since October 2018, the chief executive officer of Chongwen Middle School since August 2018, the executive director of Yinuo Education Technology Co., Ltd., a technology company servicing the education sector since November 2017, the executive director of Gongyu Education since September 2017, the chairman of Golden Sun Hong Kong since June 2017, the executive director of Shanghai Golden Sun Education Technology Co., Ltd., a technology company that focuses on the development of education software and computer software, since December 2015, the chief executive officer of Ouhai Art School since March 2015, the chairman of Golden Sun Shanghai since November 2013, the supervisor of Wenzhou Kunlong Industrial Co., Ltd., a company that intends to engage in the research and development of educational device and computer software, since April 2010, and the chairman of the board of supervisors of Yangfushan Tutorial since April 2008. Prior to joining the Company, Mr. Weng served as the chairmen of Wenzhou New Thought Education Group from September 2000 to August 2008. He served as the chairman of Wenzhou New Century School from September 1997 to August 2000. Prior to that, he worked at various local middle schools and the local government in Wenzhou from 1986 to 1997. Mr. Weng received an EMBA degree from Macau University of Science and Technology in 2009 and graduated from Wenzhou Teachers College with a major in Political Science in 1986.

Mr. Yu Sun has been serving as the Chief Financial Officer of the Company since September 1, 2024, and as a financial director at Golden Sun Wenzhou since August 2018. Previously, she served as a financial manager at Wenzhou New Thinking Education Group from 2015 until 2018, as a finance and audit manager at Wenzhou Shengye Certified Public Accountants from 2007 until 2015, as a financial manager at Wenzhou Huolun Light Industry Manufacturing Co., Ltd. from 2003 until 2006, as an accounting officer at Zhejiang Tetao Group Co., Ltd. from 1998 until 2003 and from 1992 until 1993, and as an accounting supervisor at Wenzhou Henghui Machinery Equipment Co., Ltd. from 1993 until 1998. Ms. Yu Sun attended Wuhan University of Technology, majoring in accounting, from 2004 until 2007.

Mr. Duo Ye has been serving as the Chief Operating Officer since September 18, 2025 and has extensive experience in the financial services and media industries, with over a decade in senior management roles. From November 2023 to September 2025, he was the General Manager at Zhejiang Jintaiyang Selection Technology Co., Ltd., a company focused on cross border e-commerce, cultural and tourism planning services, and information technology services. From December 2020 to October 2023, he served as Chief Operating Officer of Jinhua Single Dog Culture Media Co., Ltd., a company primarily engaged in cultural tourism planning services, information technology services, and online live streaming expert training. Between October 2014 to October 2020, he served as General Manager of Shanghai Nuoxin Asset Management Co., Ltd., a company focused on asset management and industrial investment, and between December 2010 to October 2014, he served as Deputy General Manager of the Institutional Business Department at Xinhua Trust Co., Ltd., a company primarily engaged in trust and fund business. Earlier in his career, he served as a Branch Manager at the Daikoku Hotel Group in New Zealand, a company focused on accommodation and catering services. Mr. Ye received an MBA from the City University of Macau in Macau in 2016 and a diploma in hospitality from Auckland Wise Institute in Auckland in 2006.

Ms. Lizhen Wang has been serving as the Chief Technology Officer of the Company since December 2021. She previously served as our Assistant General Manager from June 2016 to November 2021. Prior to that, she served as the Assistant General Manager of Shanghai Mengyu Culture Media Co., Ltd. from June 2015 to May 2016. Ms. Wang has over six years of experience in managing education companies and is familiar with the operational process of the education industry, with extensive experience in business development, platform construction, project development, and team management. Ms. Wangr received a master’s in Business Management from Tongji University in China in 2015 and a bachelor’s degree in Business Management from Aachen University of Applied Sciences in Germany in 2015. She is also a FCPA Certified Legal Accountant.

Mr. Liming Xu has been serving as the Company’s executive director since November 10, 2020. He has also served as the chairman of the board of directors of Hongkou Tutorial since May 2014. From May 2002 to April 2014, Mr. Xu served as the principal of Shanghai Huangpu Youth Continuing Education School. He has over 35 years of experience as an educator and in managing schools. He received a bachelor’s degree in physics from Jiangxi Normal University in 1984.

Ms. Peilin Ji has been serving as the Company’s executive director since November 10, 2020. Since January 2013, she has invested in various companies in the restaurant and education industries, and has been engaging in various investment activities since 2007. Previously, she was the business operator for Shanghai Sports Lottery from January 2004 to September 2006, and Yangpu district night market from February 1987 to December 2003. She graduated from Tongji High School in 1975.

Mr. Yidong Hao has been serving as the Company’s independent director since September 2023. He has also been serving as the financial director of Haomu (Shanghai) Energy Conservation Technology Co., Ltd., since June 2017. He also served as the financial director of Shanghai Huayuan Magnetic Industry Co., Ltd. from February 2015 to June 2017. Mr. Hao graduated from Nankai University in China in 1997, majoring in accounting, and received his master’s degree in Software Engineering from Fudan University in China in 2015.

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

Mr. Xiao Jin has been serving as the Company’s independent director and the member of the audit and compensation committees since February 21, 2024. He has also been serving as the Chief Financial Officer for Hebron Technologies Limited since September 2018. Previously, he served as the Chief Financial Officer for Lanzhou Heshengtang Pharmaceutical Co., Ltd. from November 2014 to September 2018, for Zhejiang Hebron Control Engineering Technology Co., Ltd. from May 2012 to October 2014, and for Zhejiang Juneng Lesi Pharmaceutical Co., Ltd. from April 2002 to April 2012. From March 2001 to March 2002, he served as an audit manager at Juneng Industrial Co., Ltd. From August 1999 to March 2001, he served as a finance manager at Lanzhou Juneng Trading Co., Ltd. From July 1985 to July 1999, he served as an accountant at Lanzhou Friendship Hotel Co., Ltd. He graduated from Lanzhou Commercial School, China in 1985, majoring in accounting, and received an EMBA in Business Administration from Shanghai Jiaotong University in 2011. Mr. Xiao Jin serves as a director of the Company, as well as a member of each of our audit committees and compensation committee.

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

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or at such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resign in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board of Directors

As of the date of this annual report, our board of directors consists of seven directors, four of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

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

Adoption of the Golden Sun Technology Group Limited 2025 Equity Incentive Plan

On December 9, 2025, our board of directors approved the adoption of the 2025 Plan and forms of Award Agreements to be used to grant awards under the 2025 Plan, effective on December 10, 2025.

The 2025 Plan provides for the grant of awards representing the right to acquire, or based on the value of, Class A ordinary shares, and includes option awards, stock appreciation rights awards, restricted stock awards, restricted stock unit awards, performance awards, dividend equivalent awards and other share or cash based awards to eligible participants of the 2025 Plan or any related entity, as defined in the 2025 Plan.

The maximum number of Class A ordinary shares that may be issued under the 2025 Plan is 1,309,330 Class A ordinary shares, equivalent to 15% of the total number of ordinary shares of the Company (including both Class A ordinary shares and Class B ordinary shares) issued and outstanding as of the effective date of the 2025 Plan. Beginning on January 1, 2027, and continuing annually on each anniversary thereof through and including January 1, 2035, the number of Class A ordinary shares available for issuance under the 2025 Plan shall be increased by a number of shares equal to the lesser of (i) 5% of the total number of ordinary shares of the Company issued and outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of Class A ordinary shares as determined by the Board or the Compensation Committee of the Board.

On December 16. 2025, we registered an aggregate of up to 1,309,330 Class A ordinary shares on a registration statement on Form S-8 for issuance under the 2025 Plan.

On January 12, 2026, we granted an aggregate of 1,300,000 Class A ordinary share under the 2025 Plan to our five employees (neither officers nor directors of the Company) for the services so rendered to the Group. Such grants were duly approved and ratified by the Company’s board of directors.

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

B. Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the year ended September 30, 2025, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary(US$)	Bonus(US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Xueyuan Weng (CEO and Executive Director)	2025	51,594	-	-	-	-	-	-	51,594
Yu Sun (CFO)	2025	60,728	-	-	-	-	-	-	60,728

Outstanding Equity Awards at Fiscal Year-End

As at September 30, 2025, we do not have any outstanding equity awards.

Compensation of Independent Directors

For the fiscal year ended September 30, 2025, we paid our independent directors an aggregate of approximately $47,478 in cash for their services.

Insider Participation Concerning Executive Compensation

Our Compensation Committee makes all determination regarding executive officer compensation.

Clawback Policy

Effective as of December 1, 2023, the Board adopted a Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy was filed as Exhibit 97.1 to the Company’s annual report on Form 20-F for the Company’s financial year ended September 30, 2023, as filed with the SEC on December 29, 2023 and incorporated herein by reference.

C. Board Practices

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Yidong Hao, Zhenghua Yu and Xiao Jin. Yidong Hao is the chairperson of our audit committee. We have determined that Yidong Hao, Zhenghua Yu and Xiao Jin satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Yidong Hao qualifies as an audit committee “financial expert” within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 9,625,870 Class A ordinary shares and 403,000 Class B ordinary shares outstanding as of January 27, 2026.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership*	Percentage of Aggregate Voting Power**
	Number	Number	%	%
Directors and Executive Officers(1):
Xueyuan Weng, CEO(2)	—	403,000	4.02%	67.67%
Yu Sun, CFO	—	—	—	—
Duo Ye	—	—	—	—
Liming Xu(3)	65,000	—	0.65%	0.22%
Peilin Ji(4)	192,221	—	1.92%	0.65%
Yidong Hao	—	—	—	—
Xijing Xu	—	—	—	—
Zhenghua Yu	—	—	—	—
Xiao Jin	—	—	—	—
All directors and executive officers as a group (nine individuals):	257,221	403,000	6.59%	68.55%
5% Shareholders:	—	—	—%	—%

*	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A ordinary shares and Class B ordinary shares as a single class.

**	Each holder of our Class A ordinary shares is entitled to one vote per share, and each holder of our Class B ordinary shares is entitled to fifty votes per share, on all matters submitted to a vote of our shareholders by way of poll. Our Class A ordinary shares and Class B ordinary shares vote generally together as a single class on all matters submitted to a vote of our shareholders.

(1)	Unless otherwise indicated, the business address of each of the individuals is Room 503, Building C2, No. 1599, Xinjinqiao Road, Pudong New Area, Shanghai, China 200083.

(2)	Represent 403,000 Class B ordinary shares held by Xueyuan Weng.

(3)	Represent 65,000 Class A ordinary shares held by Ever Loyal Industrial Limited (“Ever Loyal”). Liming Xu, our director, is the sole shareholder of Ever Loyal and exercises sole voting and dispositive power of the securities held of record by Ever Loyal.

(4)	Represent 140,108 Class A ordinary shares held by Well Joy International Investment Limited (“Well Joy”). Peilin Ji, our director, is the sole shareholder of Well Joy and exercises sole voting and dispositive power of the securities held of record by Well Joy. The business address of Well Joy is Room 101, No. 41, Shiguangsan Village, Yangpu District, Shanghai, China.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F.	Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management And Employees-E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

Mr. Xueyuan Weng is the Company’s CEO, director and principal shareholder. Our transactions with him are summarized as follows:

	For the years ended September 30,
	2025	2024	2023
Accounts receivable-related parties:
Kindergartens owned by Mr. Weng	$-	$-	$15,077

Amounts due to related party(1):
Due to Mr. Weng	$1,058,818	$362,550	$63,689

Revenue earned from related party(2)
Logistic, consulting services and education related service revenue	$--	$86,582	$310,465

(1)	As of September 30, 2025 and 2024, the balance of the amounts due to related party represent non-interesting bearing and unsecured borrowing from related party for working capital purpose. The balance is not required to be repaid within twelve months.

(2)	For the years ended September 30, 2025, 2024 and 2023, the Company earned revenue of nil, $86,582 and $310,465, respectively, which was mainly derived from providing educational management consulting services to certain kindergartens owned by the CEO and his wife.

Guarantee provided by related parties

Several related parties guaranteed the repayment of the Company’s bank loans. (See Note 13).

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal proceedings. As of September 30, 2025, the Company had no material outstanding litigations. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

See “Item 3. Key Information-Transfer of Funds and Other Assets Between Our Company and Our Subsidiaries” and “Item 3. Key Information-Dividends or Distributions and Tax Consequences.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

See “-C. Markets.”

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

B. Memorandum and Articles of Association

The following description of our share capital and provisions of our fourth amended and restated memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, copies of which are filed as an exhibit to this annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (2021 Revision) of the Cayman Islands, or the “Cayman Companies Act,” on September 20, 2018. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Shares

Our authorized share capital is $1,000,000 divided into 1800,000,000 Class A ordinary shares, par value $0.005 per share and 20,000,000 Class B ordinary shares par value $0.005 per share. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares or warrants to bearer.

Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per ordinary share. Each holder of ordinary shares shall, on a poll, be entitled to one vote for each ordinary share he or she holds save that each holder of Class B ordinary shares shall, on a poll, be entitled to exercise fifty (50) votes for each Class B ordinary share he or she holds on any and all matters. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Companies Act, we may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may, by special resolution, reduce our share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Conversion Rights

Each Class B ordinary share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Share, at the office of the Company or any transfer agent for such Shares, into one fully paid and non-assessable Class A ordinary share. The directors shall at all times reserve and keep available out of the Company’s authorized but unissued Class A ordinary shares, solely for the purpose of effecting the conversion of the Class B ordinary shares, such number of its Class A ordinary shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B ordinary shares; and if at any time the number of authorized but unissued Class A ordinary shares shall not be sufficient to effect the conversion of all then outstanding Class B ordinary shares, in addition to such other remedies as shall be available to the holders of such Class B ordinary shares, the directors will take such action as may be necessary to increase its authorized but unissued Class A ordinary shares to such number of Shares as shall be sufficient for such purposes. All conversions of Class B ordinary shares to Class A ordinary shares shall be affected by way of redemption or repurchase by the Company of the relevant Class B ordinary shares and the simultaneous issue of Class A ordinary shares in consideration for such redemption or repurchase. The shareholder and the Company will procure that any and all necessary corporate actions are taken to effect such conversion.

Transfer of Shares

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the ordinary share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our memorandum and articles of association, register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Pursuant to our articles of association, shareholders will not have any right to inspect any account or book or document of the Company except as conferred by Companies Act or as authorized by our directors or by ordinary resolution of our shareholders.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

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

Each of the compensation committees and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our amended and restated memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Our board of directors has established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine to appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine to appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of ours or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members of the company, a statement of the shares held by each member, which:

○	distinguishes each share by its number (so long as the share has a number);

○	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

○	confirms the number and category of shares held by each member; and

○	confirms whether each relevant category of shares held by a member carries voting rights under the Articles, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under the Cayman Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of the UK. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;

(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b)	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c)	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles of association.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Companies Act, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles of association, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Companies Act, our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protection or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles of association (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Companies Act and our articles of association, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Companies Act and our articles of association, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Companies Act, our articles of association may only be amended by special resolution of our shareholders.

Data Protection in the Cayman Islands—Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about investors of the Company pursuant to the Data Protection Act, 2017 of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in the Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collect it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information On The Company-B. Business Overview-Regulations-Regulations Related to Foreign Exchange” and “Item 4. Information On The Company-B. Business Overview-Regulations- Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents.”

E. Taxation

People’s Republic of China Taxation

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 3. Key Information-Transfer of Funds and Other Assets Between Our Company and Our Subsidiaries” and “Item 3. Key Information-Dividends or Distributions and Tax Consequences.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then amended on February 24, 2017, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the income obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

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

See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the PRC-Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Currently, as resident enterprises in the PRC, Golden Sun Wenzhou and its subsidiaries in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and RMB3 million is subject to a reduced rate of 10%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Golden Sun Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the fiscal years ended September 30, 2025, 2024, and 2023.

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. It is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “-Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you if we become a PFIC.

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

I.	Subsidiary Information

Not Applicable.

J.	Annual Report to Security Holders

Not Applicable.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and term deposits. As of September 30, 2025 and 2024, $679,150 and $702,120, respectively, in cash deposits, was held at major financial institutions in mainland PRC, respectively. Per mainland PRC regulations, the maximum insured bank deposit amount RMB500,000 for each financial institution. As of September 30, 2025 and 2024, cash of $43,230 and $34,059, respectively, was held at major financial institutions in Hong Kong, PRC. The bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to Hong Kong Dollar 500,000. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.0%, 0.2%, and 0.2% in 2025, 2024, and 2023, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remains unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-255891) for our initial public offering, which was declared effective by the SEC on June 21, 2022. On June 24, 2022, we closed our initial public offering in which we issued and sold an aggregate of 506,000 Class A ordinary shares, at a price of $40.0 per share for gross proceeds of $20,240,000.

The proceeds raised from the initial public offering were $18,275,182 after deducting underwriting discounts and the offering expenses payable by us.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of Golden Sun’s Class A ordinary shares, or our affiliates.

As of September 30, 2025, there was no material change in the use of proceeds as described in our registration statement on Form F-1.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of September 30, 2025, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act. There are inherent limitations to the effectiveness of any disclosure controls and procedure systems, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of September 30, 2025.

In the course of preparing our consolidated financial statements for the year ended September 30, 2025, we identified the following material weaknesses: 1) we lack sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues, and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, (2) we lack formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements, and (3) for certain related party transactions, we do not have an audit committee process for review, approval, or related documentation in place.

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

However, we cannot assure you that we will remediate our control deficiencies in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information-D. Risk Factors- During the course of the audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ordinary shares may be adversely impacted.” Additionally, we cannot assure you that we have identified all, or that we will not in the future have additional material weaknesses in our internal control over financial reporting.

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

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics (“Code”) that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The purpose of the Code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at www.gelteq.com within four business days following the amendment or waiver. During fiscal year ended September 30, 2025, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by our independent registered public accounting firm, for the periods indicated.

	For the Fiscal Years Ended September 30,
	2025	2024	2023
Audit fees(1)	$413,850	$360,000	$285,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$413,850	$360,000	285,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in fiscal years 2025, 2024 and 2023, respectively.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The Audit Committee has adopted a policy requiring that all audit services to be performed by Assentsure PAC, our independent registered public accounting firm.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our ordinary shares and the Trading Market-Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

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

Item 16K. CYBERSECURITY.

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and have overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Golden Sun Technology Group Limited, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit		Incorporated Herein by Reference				Filed
Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Herewith
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, currently in effect	6-K	001-41425	3.1	December 10, 2025
2.1	Specimen Certificate for Class A ordinary shares	20-F	001-41425	2.1	February 14, 2025
2.2	Form of Underwriter’s Warrants	F-1	333-255891	4.2	May 7, 2021
2.3	Description of Securities					X
4.1	Form of Employment Agreement by and between executive officers and the Registrant	F-1	333-255891	10.1	May 7, 2021
4.2	English translation of Company subsidiary Xianjin Technology and Qinshang Education agreement with China Mingsheng Bank to provide guarantee for director Liming Xu’s $1,852,485 (RMB 13,000,000) loan	20-F	001-41425	4.2	February 14, 2025
4.3	English translation of Agreement on Concerted Action	F-1	333-255891	10.10	May 7, 2021
4.4	English translation of Cooperative Education Agreement between Central Radio & Television Secondary Specialized School and Yangfushan Tutorial	F-1	333-255891	10.11	May 7, 2021
4.5	English translation of Purchase Agreement of Yangfushan Tutorial between Xueyuan Weng and the Company dated January 28, 2021	F-1	333-255891	10.12	May 7, 2021
4.6	English translation of Letter of Commitment signed by Mr. Xueyuan Weng dated January 28, 2021	F-1	333-255891	10.13	May 7, 2021
4.7	English translation of Agreement of Sale of Shares of Golden Sun Shanghai dated September 30, 2021	F-1	333-255891	10.14	May 7, 2021
4.8	English translation of Agreement to Terminate the VIE Agreements dated September 30, 2021	F-1	333-255891	10.15	May 7, 2021
4.9	English translation of Equity Transfer Agreement between Sun Linmin and Wenzhou Lilong Logistics Service Co., Ltd, dated January 18, 2023, regarding the acquisition of an 18% of equity interest in Zhejiang Kangyuan Medical Technology Co., Ltd.	20-F	001-41425	4.9	February 14, 2025
4.10	English translation of Equity Transfer Agreement between Ye Linhui and Wenzhou Lilong Logistics Service Co., Ltd, dated February 24, 2023, regarding the acquisition of a 10% equity interest in Zhejiang Fuyouyuan Health Technology Co., Ltd.	20-F	001-41425	4.10	February 14, 2025
4.11	English translation of Equity Transfer Agreement between Shanghai Xianjin Technology Development Co., Ltd. and Shanghai Daizong Business Consulting Co., Ltd., dated May 10, 2023, regarding the acquisition of a 19% equity interest in Shanghai Daizong Business Consulting Co., Ltd.	20-F	001-41425	4.11	February 14, 2025

4.12	English translation of Share Purchase Agreement regarding the between Wenzhou Lilong Logistics Service Co., Ltd and two individual shareholders, dated April 10, 2023, and a supplemental agreement, dated September 20, 2023, regarding the acquisition of an approximate 100% equity interest of Kaiye (Wenzhou) Water Project Development Co., Ltd	20-F	001-41425	4.12	February 14, 2025
4.13	English translation of a loan agreement, dated January 16, 2023, with Zhejiang Wenzhou Longwan Rural Commercial Bank, to obtain a loan of RMB4,900,000 for a term from January 17, 2023 to January 16, 2026 at a fixed rate of 4.56% per annum	20-F	001-41425	4.13	February 14, 2025
4.14	English translation of a loan agreement, dated February 15, 2023, with Wenzhou Minshang Bank to obtain a loan of RMB8,500,000 for a term from February 15, 2023 to February 15, 2028 at a fixed annual interest rate of 7.5%	20-F	001-41425	4.14	February 14, 2025
4.15	Joint Venture Agreement, dated August 16, 2014, by and among Shanghai Golden Sun Gongyu Education Technology Co., Ltd., a Cayman Islands company and partners Shen Zuxian and Yi Xiang’an	20-F	001-41425	4.15	February 14, 2025
4.16	Securities Purchase Agreement, dated October 28, 2024 (the “SPA”), by and among Golden Sun Health Technology Group Limited, Brixton GSH Fund LLC and Zion Asset Management Limited	6-K	001-41425	10.1	December 6, 2024
4.17	Form of Senior Secured Note, dated October 28, 2024, issued to Brixton GSH Fund LLC and Zion Asset Management Limited, pursuant to the SPA of the same date	6-K	001-41425	10.2	December 6, 2024
4.18	Form of Shareholder Pledge Agreement, dated October 28, 2024, issued to Brixton GSH Fund LLC and Zion Asset Management Limited, pursuant to the SPA of the same date	6-K	001-41425	10.3	December 6, 2024
4.19	Form of Warrant, dated October 28, 2024, issued to Brixton GSH Fund LLC and Zion Asset Management Limited, pursuant to the SPA of the same date.	20-F	001-41425	4.19	February 14, 2025
4.20	Amendment No. 1 to Senior Secured Convertible Note, dated August 15, 2025	6-K	001-41425	4.1	August 15, 2025
4.21	Employment Agreement, dated September 24, 2025, between the Company and Duo Ye.	6-K	001-41425	10.1	September 24, 2025
4.22	Golden Sun Technology Group Limited 2025 Equity Incentive Plan	6-K	001-41425	10.1	December 10, 2025
4.23	Form of RSU Award Agreement	6-K	001-41425	10.2	December 10, 2025
4.24	Form of Restricted Stock Agreement					X
4.25	Form of Stock Option Award Agreement	6-K	001-41425	10.3	December 10, 2025
8.1	List of subsidiaries of the Registrant					X

11.1	Code of Business Conduct and Ethics of the Registrant	20-F	001-41425	11.1	February 14, 2025
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
15.1	Consent of Assentsure PAC					X
15.2	Consent of Pacgate Law Firm					X
19.1	Insider Trading Policy	20-F	001-41425	19.1	February 14, 2025
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation	20-F	001-41425	97.1	February 14, 2025
97.2	Home Country Exemption Letter of Ogier (Cayman) LLP	6-K	001-41425	99.1	December 10, 2025
101. INS	Inline XBRL Instance Document.					X
101. SCH	Inline XBRL Taxonomy Extension Schema Document.					X
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					X
101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					X
101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Golden Sun Technology Group Limited

	By:	/s/ Xueyuan Weng
Xueyuan Weng
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: February 12, 2026

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of and the Board of Directors of

Golden Sun Technology Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Golden Sun Technology Group Limited and its subsidiaries (formerly known as “Golden Sun Health Technology Group Ltd”) as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the each of the three years in the period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of September 30, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations, has significant accumulated deficits and continues to experience negative cash flows from operations. These factors raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Singapore

February 12, 2026

PCAOB ID No. 6783

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”))

	September 30,	September 30,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$775,334	$737,020
Accounts receivable, net	2,201,006	50,765
Contract assets	34,063	-
Inventories	73,861	78,535
Acquisition deposit	-	5,517,719
Prepayments and other current assets	9,647,889	2,376,081
Current assets of discontinued operations	-	1,592,955
TOTAL CURRENT ASSETS	12,732,153	10,353,075

NON-CURRENT ASSETS:
Property and equipment, net	1,629,185	110,397
Intangible assets, net	781,498	18,999
Long-term investments	4,565,808	4,617,863
Goodwill	3,958,834	-
Operating lease right-of-use assets, net	288,222	414,665
Prepayments and other non-current assets	-	64,451
Non-current assets of discontinued operations	-	1,504,019
TOTAL NON-CURRENT ASSETS	11,223,547	6,730,394
TOTAL ASSETS	$23,955,700	$17,083,469

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank loan	$421,408	$-
Long-term bank loans - current portion	182,610	1,567,487
Accounts payable	2,979,609	284,105
Deferred revenue	4,521,682	2,707,069
Refund liabilities	81,554	88,502
Operating lease liabilities-current	72,709	114,217
Taxes payable	1,318,237	1,423,924
Loan from a third party	188,914	-
Accrued expenses and liabilities	861,203	649,767
Current liabilities of discontinued operations	-	6,737,792
TOTAL CURRENT LIABILITIES	10,627,926	13,572,863

NON-CURRENT LIABILITIES:
Operating lease liabilities-non-current	185,078	261,512
Due to a related party	1,058,818	362,550
Long-term bank loans	2,921,759	1,766,986
Long-term loan from a third party	103,121	-
Deferred tax liabilities	230,469	-
Non-current liabilities of discontinued operations	-	708,187
TOTAL NON-CURRENT LIABILITIES	4,499,245	3,099,235
TOTAL LIABILITIES	15,127,171	16,672,098

COMMITMENTS AND CONTINGENCIES (NOTE 19)

EQUITY:
Authorized share capital of $1,000,000 divided into 180,000,000 Class A ordinary shares of $0.005 par value per share and 20,000,000 Class B ordinary shares of $0.005 par value per share; with 8,325,870 and 1,577,944 Class A ordinary shares issued and outstanding as of September 30, 2025 and 2024, respectively; 403,000 Class B ordinary shares issued and outstanding as of September 30, 2025 and 2024
Class A ordinary shares	41,629	7,890
Class B ordinary shares	2,015	2,015
Additional paid in capital	32,340,418	19,450,741
Statutory reserves	948,101	1,007,027
Accumulated deficit	(23,570,155)	(18,541,751)
Accumulated other comprehensive loss	(482,659)	(1,208,386)
TOTAL SHAREHOLDERS’ EQUITY	9,279,349	717,536
Non-controlling interests	(450,820)	(306,165)
TOTAL EQUITY	8,828,529	411,371

TOTAL LIABILITIES AND EQUITY	$23,955,700	$17,083,469

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in U.S. dollars (“$”))

	For the Years Ended September 30,
	2025	2024	2023

Revenues	$35,479,712	$6,087,457	$2,592,989
Cost of revenues	34,677,937	5,097,893	1,314,935
Gross profit	801,775	989,564	1,278,054

Operating expenses:
Selling expenses	195,519	177,611	127,134
General and administrative expenses	2,706,230	2,551,717	4,454,706
Total operating expenses	2,901,749	2,729,328	4,581,840
Loss from operations	(2,099,974)	(1,739,764)	(3,303,786)

Other (expense) income:
Interest expense, net	(340,474)	(237,503)	(240,704)
Change in fair value of convertible note	(536,295)	-	-
Change in fair value of warrants liabilities	(7,387,121)	-	-
Gain from disposal of subsidiaries	4,572,160	-	-
Investment loss	(13,215)	(22,294)	(18,866)
Other (expense) income, net	(150,462)	(149,864)	958,673
Total other (expense) income, net	(3,855,407)	(409,661)	699,103

Loss before income taxes	(5,955,381)	(2,149,425)	(2,604,683)

Income taxes (benefit) provision	(3,554)	16,924	99,380

Net loss from continuing operation	(5,951,827)	(2,166,349)	(2,704,063)
Net income (loss) from discontinued operation	717,412	(1,802,503)	(3,075,991)
Net loss	(5,234,415)	(3,968,852)	(5,780,054)

Less: net (loss) income attributable to non-controlling interests	(147,085)	(262,686)	6,257
Net loss attributable to the Company	$(5,087,330)	$(3,706,166)	$(5,786,311)

Net loss	$(5,234,415)	$(3,968,852)	$(5,780,054)
Other comprehensive loss
Foreign currency translation adjustments	728,157	3,958	(401,800)
Comprehensive loss	(4,506,258)	(3,964,894)	(6,181,854)
Less: comprehensive (loss) income attributable to non-controlling interests	(144,655)	(271,363)	7,530
Comprehensive loss attributable to the Company	$(4,361,603)	$(3,693,531)	$(6,189,384)

Net (loss) income attributable to the Company
Continuing operation	$(5,922,482)	$(2,166,349)	$(2,704,063)
Discontinued operation	835,152	(1,539,817)	(3,082,248)
Total	$(5,087,330)	$(3,706,166)	$(5,786,311)

(Loss) income per share
Continuing operation	$(2.08)	$(1.09)	$(1.44)
Discontinued operation	0.29	(0.78)	(1.64)
Total	$(1.79)	$(1.87)	$(3.08)

Weighted average number of shares outstanding
Basic and diluted	2,848,785	1,980,944	1,880,149

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(Amounts in U.S. dollars (“$”))

	Class A Ordinary shares		Class B Ordinary shares		Additional paid in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	Reserves	deficit	loss	interests	equity
Balance as of September 30, 2022	1,504,944	$7,525	403,000	$2,015	$17,643,029	$964,363	$(9,006,610)	$(817,948)	$(59,255)	$8,733,119
Share base compensation	73,000	365	-	-	1,824,635	-	-	-	-	1,825,000
Net (loss) income	-	-	-	-	-	-	(5,786,311)	-	6,257	(5,780,054)
Statutory reserve	-	-	-	-	-	42,664	(42,664)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(403,073)	1,273	(401,800)
Balance as of September 30, 2023	1,577,944	7,890	403,000	2,015	19,467,664	1,007,027	(14,835,585)	(1,221,021)	(51,725)	4,376,265
Net loss	-	-	-	-	-	-	(3,706,166)	-	(262,686)	(3,968,852)
Deemed distribution to non-controlling shareholder	-	-	-	-	(16,923)	-	-	-	16,923	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	12,635	(8,677)	3,958
Balance as of September 30, 2024	1,577,944	7,890	403,000	2,015	$19,450,741	1,007,027	(18,541,751)	(1,208,386)	(306,165)	411,371
Net loss	-	-	-	-	-	-	(5,087,330)	-	(147,085)	(5,234,415)
Issuance shares for conversion of convertible note	3,508,299	17,541	-	-	3,631,303	-	-	-	-	3,648,844
Issuance shares for conversion of warrants	3,239,627	16,198	-	-	9,258,374	-	-	-	-	9,274,572
Statutory reserve	-	-	-	-	-	(58,926)	58,926	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	725,727	2,430	728,157
Balance as of September 30, 2025	8,325,870	$41,629	403,000	$2,015	$32,340,418	$948,101	$(23,570,155)	$(482,659)	$(450,820)	$8,828,529

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“$”))

	For the Years Ended September 30,
	2025	2024	2023
Cash flows from operating activities:
Net loss	$(5,234,415)	$(3,968,852)	$(5,780,054)
Less: Net income (loss) from discontinued operation	717,412	(1,802,503)	(3,075,991)
Net loss from continuing operation	(5,951,827)	(2,166,349)	(2,704,063)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	67,359	42,045	24,555
Loss on disposal of property and equipment	3,158	—	—
Investment loss	13,215	22,294	18,866
Gain from disposal of subsidiaries	(4,572,160)	—	—
Inventories written down	60,895	—	—
Deferred tax benefits	(3,554)	—	—
Share-based compensation	—	—	1,825,000
Allowance for credit losses	24,223	—	4,300
Change in fair value of convertible note	536,295	—	—
Change in fair value of warrants liabilities	7,387,121	—	—
Amortization of operating lease right-of-use assets	73,235	123,829	140,983
Changes in operating assets and liabilities:
Accounts receivable	(2,017,358)	(49,449)	20,870
Accounts receivable-related parties	8,319	15,269	39,698
Inventories	14,516	(76,500)	—
Prepayments and other assets	(7,056,753)	(2,080,914)	(27,359)
Contract assets	(33,622)	—	—
Accounts payable	2,581,783	276,742	—
Accrued expenses and other liabilities	(48,753)	271,847	(354,352)
Deferred revenue	1,665,606	1,380,137	(223,953)
Refund liabilities	(5,614)	(64,650)	26,043
Operating lease liabilities	(307,013)	(231,996)	(69,239)
Taxes payable	(65,628)	134,395	115,744
Net cash used in operating activities-continuing operation	(7,626,557)	(2,403,300)	(1,162,907)
Net cash used in operating activities-discontinued operation	(1,691,615)	(2,497,584)	(3,053,154)
Net cash used in operating activities	(9,318,172)	(4,900,884)	(4,216,061)

Cash flows from investing activities:
Net cash from disposal of subsidiaries	623,862	—	—
Long-term investments	(33,275)	(113,385)	(4,636,127)
Prepayment for acquisition	(415,945)	(1,726,878)	(3,725,943)
Purchase of property and equipment	(9,367)	(47,110)	(41,865)
Prepayment for intangible assets	—	—	(28,356)
Net cash provided by (used in) investing activities-continuing operation	165,275	(1,887,373)	(8,432,291)
Net cash used in investing activities-discontinued operation	—	(86,036)	(1,018,280)
Net cash provided by (used in) investing activities	165,275	(1,973,409)	(9,450,571)

Cash flows from financing activities:
Proceeds from convertible note and warrants	5,000,000	—	—
Proceeds from short-term bank loans	415,945	—	212,666
Repayment of short-term bank loans	(180,243)	—	(212,666)
Proceeds from long-term bank loans	—	—	7,570,924
Repayment of long-term bank loans	—	—	(7,307,218)
Proceeds from related parties	949,356	288,654	166,838
Proceeds from third party loans	290,485	—	—
Net cash provided by financing activities-continuing operation	6,475,543	288,654	430,544
Net cash provided by (used in) financing activities-discontinued operation	2,544,618	828,550	(183,743)
Net cash provided by financing activities	9,020,161	1,117,204	246,801

Effect of exchange rates changes on cash and cash equivalents	68,448	44,003	(374,962)
Net decrease in cash and cash equivalents	(64,288)	(5,713,086)	(13,794,793)
Cash and cash equivalents beginning of year	839,622	6,552,708	20,347,501
Cash and cash equivalents end of year	$775,334	$839,622	$6,552,708

Supplemental cash flow disclosures:
Cash paid for income tax	$3,322	$—	$2,035
Cash paid for interest	$343,753	$244,600	$317,710

Non-cash activities
Operating lease right-of-use assets (extinguished) obtained in exchange for operating lease liabilities	$(45,740)	$(443,843)	$1,133,375
Issuance shares for conversion of convertible note	$3,648,844	$—	$—
Issuance shares for conversion of warrants	$9,274,572	$—	$—

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	$775,334	$737,020	$5,638,174
Cash and cash equivalents included in current assets of discontinued operations	—	102,602	914,534
Total cash and cash equivalents shown in the statement of cash flows	$775,334	$839,622	$6,552,708

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Golden Sun Technology Group Limited (“Golden Sun”, formerly named as Golden Sun Health Technology Group Limited), is an exempted company that was incorporated under the laws of Cayman Islands on September 20, 2018 that serves as a holding company with no material operations of its own. Golden Sun, through its subsidiaries in the People’s Republic of China (“China” or “PRC”) (the PRC subsidiaries and Golden Sun collectively, the “Company”), is primarily engaged in the provision of education services and e-commerce services in the PRC. Beginning in late 2023, in addition to providing foreign language tutorial and training services, the Company initiated a strategic expansion to e-commerce.

As of September 30, 2025, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Hong Kong Jintaiyang International Education Holding Group Limited (“Golden Sun Hong Kong”)	June 23, 2017	Hong Kong, PRC	100%	Investment Holding
Golden Sun (SH) Cultural and Tourism Research Institute Limited (“Golden Sun (SH)”)	April 3, 2023	Hong Kong, PRC	100%	Investment Holding
Zhejiang Golden Sun Education Technology Group Co., Ltd. (“Golden Sun Wenzhou” or “WFOE”)	October 24, 2018	PRC	100%	Education and management service
Wenzhou City Ouhai District Yangfushan Culture Tutorial School (“Yangfushan Tutorial”)	May 5, 2008	PRC	100%	Tutorial service
Wenzhou Lilong Network Technology Co., Ltd. (“Wenzhou Lilong”) (b)	December 17, 2019	PRC	100%	Education logistics and accommodation service
Shanghai Fuyouyuan Health Technology Co., Ltd, (“Fuyouyuan”) (d)	March 7, 2023	PRC	100%	Health business
Zhejiang Golden Sun Selection Technology Co., Ltd. (“Golden Sun Selection”)	November 17, 2023	PRC	100%	E-commerce service
Shanghai Fuyang Culture Technology Co., Ltd. (“Shanghai Fuyang”) (e)	September 5, 2024	PRC	51%	Cultural and Tourism
Zhejiang Oulong Culture and Tourism Industry Development Co., Ltd. (“Zhejiang Oulong”) (f)	April 27, 2023	PRC	100%	Cultural and Tourism
Shanghai Wensaier Education Technology Co., Ltd. (“Shanghai Wensaier”)	June 18, 2025	PRC	100%	Educational training service

(a)	On July 6, 2025, the Company’s PRC subsidiary, Golden Sun Wenzhou, signed an agreement with a third party to sell 100% equity interests of its wholly-owned subsidiary, Gongyu Education, and its subsidiaries, for a total consideration of approximately $702,346 (RMB5,000,000). The transaction was closed on July 30, 2025 (details refer to Note 5)

(b)	Wenzhou Lilong, formerly known as Wenzhou Lilong Logistics Services Co., Ltd., changed its name on June 19, 2025.

(c)	The Company’s Board of Directors approved the cessation of business operations of Shanghai Jicai on September 7, 2023. The deregistration was completed on December 9, 2024.

(d)	On March 19, 2025, the other shareholder of Fuyouyuan transferred all of his equity interests to the Company for a price of nil, as Fuyouyuan had not yet commenced operations.

(e)

On October 10, 2025, the other shareholder of Shanghai Fuyang transferred all of his equity interests to the Company for a price of nil.

Shanghai Fuyang, formerly known as Shanghai Fuyang Cultural and Tourism Development Co., Ltd. changed its name on November 3, 2025.

(f)	On July 30, 2025, the Company completed the acquisition of Zhejiang Oulong. (details refer to Note 4).

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

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

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of operations and comprehensive loss as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of September 30, 2025 and 2024, non-controlling interests represented non-controlling shareholder’s proportionate share of the equity interests in Hongkou Tutorial, Xianjin Technology, Fuyouyuan, Shanghai Jinheyu and Shanghai Fuyang.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Company’s chief operating decision makers (“CODM”) have been identified as the Company’s executive officers, who review consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company currently operates in two reportable operating segments: (i) education, and (ii) e-commerce and others. As the Company’s long-lived assets are substantially located in China, no geographical segments are presented.

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

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. Furthermore, when testing assets for impairment in future periods, if management uses different assumptions or if different conditions occur, impairment charges may result. Significant estimates required to be made by management include, but are not limited to refund liabilities, revenue recognition, the allowance for credit loss on accounts receivables and prepayment and other assets, determinations of the useful lives and valuation of long-lived assets, impairment of goodwill, impairment of long-term investments, valuation of convertible note and warrant liabilities, incremental borrowing rate used in valuation of lease liabilities and right-of-use assets, and valuation allowance of deferred tax assets.

Business acquisition

The Company accounts for its business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of consideration paid and fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss.

The Company typically engages external valuation specialists to assist in the fair value determination of assets acquired and liabilities assumed in a business combination. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presents separately in asset and liability sections, respectively, of the consolidated balance sheets and prior periods are presented on a comparative basis. In the consolidated statements of operations and comprehensive (loss)/income, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. Unless otherwise noted, discussion in the Notes to consolidated financial statements refers to the Company’s continuing operations.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and cash at banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other current assets, acquisition deposit, accounts payable, deferred revenue, accrued liabilities, due to related parties, short term bank loans, taxes payable and convertible notes, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the long-term liabilities approximated their present value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

Assets and liabilities measured or disclosed at fair value on a recurring basis

(a)	The Company has elected to recognize the convertible note at fair value (Note 14), therefore, there was no further evaluation of embedded features for bifurcation. The Company engaged a third-party valuation firm to perform the valuation of the convertible notes. The fair value of the convertible notes was calculated using the discounted cash flow method approach. The following is a reconciliation of the beginning and ending balances for the convertible note measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended September 30, 2025:

For the Year Ended September 30,
2025
Opening balance	$-
New convertible note issued	3,112,549
Change in fair value of convertible notes	536,295
Conversion of convertible note	(3,648,844)
Ending balance	$-

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments (continued)

(b)	The freestanding warrants issued in connection with the convertible notes were determined to be derivatives that were accounted for as warrant liabilities measured at fair value on recurring basis (Note 14). The Company engaged a third-party valuation firm to perform the valuation of warrant liabilities using the discounted cash flow method approach with significant unobservable inputs to measure the fair value of the warrant liability (Level 3). The following is a reconciliation of the beginning and ending balances for warrants liabilities measured at fair value for the year ended September 30, 2025:

For the Year Ended September 30,
2025
Opening balance	$-
Warrants issued in connection with the convertible note	1,887,451
Change in fair value of warrants liabilities	7,387,121
Conversion of warrants liabilities	(9,274,572)
Ending balance	$-

Accounts receivable, net

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for credit losses. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective from October 1, 2022. The Company establishes an allowance for credit losses based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The allowance is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive loss. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. For the year ended September 30, 2025, 2024 and 2023, $4,097, $nil and $4,300 was written off against accounts receivables, respectively. Allowance for credit losses amounted to $nil and $nil as of September 30, 2025 and 2024, respectively.

Inventories

The Company values its inventories at the lower of cost, or net realizable value. The Company reviews its inventories periodically to determine if any markdown is necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

Prepayment and other assets

Prepayment and other assets primarily consist of prepaid rents, prepaid service fee, advances to vendors for purchasing goods or services that have not been received or provided, loans to third-parties, security deposits made to customers, and advances to employees. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Other receivables are written off against the allowances only after exhaustive collection efforts. For the year ended September 30, 2025, 2024 and 2023, $20,126, nil and nil was written off against other receivables, respectively. No allowance for credit losses was recorded as of September 30, 2025 and September 30, 2024, respectively.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Acquisition deposit

Acquisition deposit represents the prepaid amount provided to the original shareholders of Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd, to secure the intended acquisition.

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Office equipment	3-5 years
Leasehold improvement	3-10 years
Building	20 years

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

Intangible assets, net

The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated economic lives, which is determined to be as follows:

Useful life
Software	3 years
Customized technology for water transportation equipment	10 years

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended September 30, 2025, 2024 and 2023.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Revenue recognition

The Company generates revenues primarily from e-commerce, tuitions fees and other fees collected from services provided. Revenue is recognized when the price is fixed or determinable, persuasive evidence of the arrangement exists, the service is performed or the product is delivered and collectability of the resulting receivable is reasonably assured.

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

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company currently generated its revenue from the following main sources:

Education segment

Tutorial services

The Company offers tutorial program to students. Each contract of tutorial service programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation, which is satisfied proportionately based on a straight-line basis over the program term as students simultaneously receive and consume the benefits of these services throughout the program term. The Company is the principal in providing tutorial services as it controls such services before the services are transferred to the customer. The program fees are generally collected in advance and are initially recorded as deferred revenue. Generally, the Company approves refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. The Company estimates and records refund liability for the portion the Company does not expect to be entitled based on historical refund ratio on a portfolio basis using the expected value method.

Logistic, consulting services and education related services

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

E-commerce and others segment

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

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

E-commerce and other segment (continued)

Marketing service

The Company provides marketing services to merchants on certain online and offline platform, for which it receives service fees from the merchants. The Company’s marketing service provides more publicity and brand awareness of the merchant’s brand through online platform and offline by delivery specified marketing content. Most of revenue from marketing service is recognized at the point in time when the marketing content deliverables are completed based on customer acceptance, while a small portion is recognized over a specified period of time and the Company has an enforceable right to payment of its fees.

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

Engineering construction

The Company’s revenues from engineering construction are normally under fixed-price contracts that may last from one to three months. These contracts require the Company to perform construction services including project planning, project design, installation of hardware and equipment and configuration based on customers’ specific needs, which requires significant customization. Upon completion, customer acceptance is generally required. The Company identifies a single performance obligation for the engineering construction contracts, which include a series of integrated services of project planning, project design, installation of hardware and equipment, and configuration. Revenue is recognized over the contract term using an input method under which the percentage of revenue to be recognized for a given project is measured by the estimates of the extent of progress towards project completion. Such contracts provide that the customer accept completion of progress to date and compensate the Company for services rendered, which may be measured in terms of costs incurred, units installed, or some other measure of progress. Application of the input method requires the use of estimates of costs to be incurred for the performance of the contract. Contract costs include all direct material costs, direct labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and all costs associated with operation of equipment. The cost estimation process is based upon the professional knowledge and experience of the Company’s engineers, project managers and financial professionals. Management conducts periodic reviews to assess the contract’s schedule, performance, technical matters and estimated cost at completion. When changes in estimated contract costs are identified, such revisions may result in current period adjustments to operations applicable to performance in prior periods.

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

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Disaggregation of revenue

Revenues from tutorial service, logistic and consulting services as well as a small portion of the e-commerce marketing service and engineering construction are recognized over time, based on a straight-line basis as the Company’s customers simultaneously receive the Company’s services throughout the service periods. Revenues attributable to most of e-commerce marketing service, commission fees and products sales are recognized at point in time when control of the promised goods or service are transferred to the customers. As the Company’s long-lived assets are all located in PRC, no geographical disaggregation is presented.

For the years ended September 30, 2025, 2024 and 2023, the disaggregation of revenue by major revenue stream and time of the revenue recognition is as follows:

	For the Years Ended September 30,
	2025	2024	2023
Category of Revenue:
Tutorial service, logistic, consulting services and education related services	$1,611,711	$2,237,040	$2,592,989
E-commerce revenue and others	33,868,001	3,850,417	-
Total	$35,479,712	$6,087,457	$2,592,989
Timing of Revenue Recognition:
Revenue recognized over time	$2,025,026	$2,239,202	$2,257,311
Revenue recognized at a point in time	33,454,686	3,848,255	335,678
Total	$35,479,712	$6,087,457	$2,592,989

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

For the year ended September 30, 2025, in order to develop non-English foreign language tutorial service for middle school students, the Company incurred total of $61,589 commission type fee and administration costs paid upfront to agents to facilitate the related contracts with students for the tutorial service period, generally from 5 to 30 months tutorial service periods, respectively. The Company will not incur such costs if the Company does not enter into the tutorial service contracts with the students, as a result, the cost of $61,589 is considered as the incremental costs of obtaining contracts and was capitalized and amortize over tutorial service period. For the year ended September 30, 2025, the Company amortized related amount of $36,001 and $1,009 into selling expenses and cost of revenue. As of September 30, 2025, the contract assets amounted to $34,063.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Contract liabilities

Contract liabilities are presented as deferred revenue in the consolidated balance sheets, which mainly represents payment received from customers in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of September 30, 2025 and 2024, the balance of deferred revenue amounted to $4,521,682 and $2,707,069, respectively. Substantially all of which will be recognized as revenue during the Company’s following fiscal year. Revenue recognized for the years ended September 30, 2025, 2024 and 2023 that was included in deferred revenue balance at the beginning of the period was $2,011,015 and $1,319,338 and $1,206,823, respectively.

Refund liabilities

Refund liabilities mainly relate to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the courses. Refund liabilities estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of September 30, 2025 and 2024, refund liabilities amounted to $81,554 and $88,502, respectively.

Cost of revenues

Cost of revenues mainly consists of cost for promotion and marketing service related to e-commence business, merchandise purchase price, remuneration to instructors and tutors, rental expenses for office space and learning centers, teaching materials used in the provision of educational services.

Government subsidies

Government subsidies are recognized when there is reasonable assurance that the Company will comply with the conditions attached thereto and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive income when the grant becomes receivable. For the years ended September 30, 2025, 2024 and 2023, government subsidies income amounted to $6,405, $nil and $850,666, respectively, and was included in other income of the consolidated statements of operations and comprehensive loss.

Advertising expenditures

Advertising expenditures are expensed as incurred for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended September 30, 2025, 2024 and 2023, the advertising expenses amounted to $136,516, $127,555 and $54,790, respectively.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of September 30, 2025 and 2024, there were nil unrecognized tax benefits. Penalties and interests incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended September 30, 2025, 2024 and 2023. Tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

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

Reclassification

Reclassifications

During the year, the Company separated intangible assets, net from property, equipment and intangible assets, net and comparative amounts in the consolidated balance sheets and consolidated statement of cash flows were restated for consistency.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2025	September 30, 2024	September 30, 2023
Balance sheet items, except for equity accounts	$1=RMB 7.1190	$1=RMB7.0176	$1=RMB 7.2960
Items in the statements of operations and comprehensive loss and cash flows	$1=RMB 7.2125	$1=RMB7.2043	$1=RMB 7.0533

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

Concentrations of risks

(a) Concentration of customers and suppliers

For the year ended September 30, 2025, one customer accounted for approximately 17% of total revenues. For the year ended September 30, 2024, one customer accounted for approximately 37% of total revenues. For the year ended September 30, 2023, no customer accounted for more than 10% of total revenues. As of September 30, 2025, two customers accounted for approximately 47% and 44%, respectively, of total accounts receivable. As of September 30, 2024, two customers accounted for approximately 36% and 56%, respectively, of total accounts receivable.

For the year ended September 30, 2025, four suppliers accounted for approximately 25%, 21%, 17% and 11%, respectively, of total cost of revenues. For the year ended September 30, 2024, three suppliers accounted for approximately 27%, 27% and 14% of total cost of revenues. For the year ended September 30, 2023, no supplier accounted for more than 10% of total cost of revenues. As of September 30, 2025, two suppliers accounted for approximately 49% and 23%, respectively, of total accounts payables. As of September 30, 2024, three suppliers accounted for approximately 55%, 26% and 11%, respectively, of total accounts payables.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of risks (continued)

(b) Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of September 30, 2025 and 2024, the aggregate amount of cash and cash equivalents of $679,150 and $702,120, respectively, was held at major financial institutions in mainland PRC, where there is a RMB500,000 ($70,235) deposit insurance limit for a legal entity’s aggregated balance at each bank. As of September 30, 2025 and 2024, cash and cash equivalents of $43,230 and $34,059, respectively, was held at major financial institutions in Hong Kong, PRC. The bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to HKD500,000 ($64,260). To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

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

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

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

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In November 2024, the FASB issued Accounting Standards Update (ASU) 2024-04, Debt-Debt with Conversions and Other Option. ASU 2024-04 is intended to clarify requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

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

For the year ended September 30, 2025, the Company incurred a net loss of $5,951,827 from continuing operations and used net cash of $7,626,557 in operating activities from continuing operations. As of September 30, 2025, the Company has an accumulated deficit of $23,570,155. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Company has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital. As of September 30, 2025, the Company had cash and cash equivalents of $775,334 and working capital of $2,104,227. Deferred revenue included in current liabilities of $4,521,682, which will be recognized as revenue in the next fiscal year when the services are provided. As of September 30, 2025, the Company had short-term bank loans and long-term bank loans of $604,018 and $2,921,759, respectively. The Company expects that it would be able to obtain new bank loans or renew its existing bank loans upon maturity based on past experience with the Company’s good credit history.

Notwithstanding the foregoing, management is evaluating different sources of funding for our future operations. These sources may include, but are not limited to, from current or new investors, officers and directors, debt financing and optimization of costs. The principal shareholder of the Company has pledged to use his personal assets as collateral to support the Company in securing bank loans whenever necessary. We believe that our working capital will be sufficient to fund our operations over at least the next 12 months from the date of this annual report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that the cash requirements would exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 4 — AQUISITION

On April 10, 2023, the Company signed a Share Purchase Agreement (“Wenzhou SPA”) to purchase 100% equity interest of Zhejiang Oulong from a third party and Ms. Zhao Dongfang, a small shareholder of the Company. Pursuant to the Wenzhou SPA, the total consideration is $5,000,000, which will be paid in three installments. On March 1, 2024, all parties agreed to amend the consideration to $6,068,268 (RMB43.2 million). As of September 30, 2024, the Company has paid $5,439,127 (RMB38,721,142). As of September 30, 2025, the Company has totally paid $5,860,534 (RMB41,721,142). On December 15, 2025, all parties agreed to pay the remaining balance before June 30, 2026. The transaction was closed on July 30, 2025. Also, balance of $5,619 (RMB40,000) due to Zhejiang Oulong was settled in the acquisition and accounted towards consideration.

The following table summarizes the fair value of the identifiable assets and liabilities acquired:

Amount
Total consideration for step acquisition	$6,062,649

Assets acquired and liabilities assumed:
Cash acquired	628
Other current assets	281,971
Property and equipment, net	1,559,862
Intangible assets, net	785,223
Current liabilities	(289,799)
Deferred tax liabilities	(234,070)
Total net assets acquired	2,103,815
Goodwill	$3,958,834

The intangible assets are mainly attributable to customized technology for water transportation equipment, which are amortized 10 years.

Note 5 — DISCONTINUED OPERATIONS

On July 6, 2025, the Company’s PRC subsidiary, Golden Sun Wenzhou, signed an agreement with a third party to sell 100% equity interests of its wholly-owned subsidiary, Gongyu Education, and its subsidiaries (together the “Target companies”), comprised of (i) Xianjin Technology, a 85% subsidiary of Gongyu Education; (ii) Zhouzhi Culture, a 100% subsidiary of Gongyu Education; (iii) Shanghai Jinheyu, a 51% subsidiary of Gongyu Education, (iv) Hangzhou Jicai, a 100% subsidiary of Zhouzhi Culture; (v) Qinshang Education, a 100% subsidiary of Zhouzhi Culture; and (vi) Hongkou Tutorial, a 90% subsidiary of Xianjin Technology, for a consideration of approximately $702,346 (RMB5,000,000). The transaction was closed on July 21, 2025.

The Company determined that the disposal met the criteria to be classified as a discontinued operation and, as a result, the historical financial results are reflected in the Company’s consolidated financial statements as a discontinued operation. The disposal represents a strategic shift that has a significant effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities of discontinued operations, while results of operations related to the discontinued operations, including comparatives, were retroactively reported as loss from discontinued operations for years ended 2025, 2024 and 2023, respectively.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 5 — DISCONTINUED OPERATIONS (continued)

The aggregated financial results of the discontinued business are set forth below:

	For the Years Ended September 30,
	2025	2024	2023
Revenues	$1,785,472	$4,077,723	$3,562,604
Cost of revenues	1,449,578	2,699,066	3,048,189
Gross profit	335,894	1,378,657	514,415
Operating expenses	1,032,456	2,201,723	3,348,299
Loss from operations	(696,562)	(823,066)	(2,833,884)
Total other income (expenses), net	1,413,974	(977,744)	(204,649)
Income (loss) before income taxes	717,412	(1,800,810)	(3,038,533)
Income taxes provision	-	1,693	37,458
Income (loss) from discontinued operations, net of tax	$717,412	$(1,802,503)	$(3,075,991)

Assets and liabilities of the discontinued operations:

	September 30, 2025	September 30, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$-	$102,602
Contract assets	-	563,583
Inventories	-	297,346
Prepayments and other current assets	-	629,424
TOTAL CURRENT ASSETS	-	1,592,955
NON-CURRENT ASSETS:
Property, equipment and intangible assets, net	-	82,276
Operating lease right-of-use assets, net	-	287,788
Prepayments and other non-current assets	-	1,133,955
TOTAL NON-CURRENT ASSETS	-	1,504,019
TOTAL ASSETS	$-	$3,096,974
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$-	$1,124,362
Deferred revenue	-	1,416,780
Accrued expenses and other liabilities	-	581,361
Refund liabilities	-	235,169
Loan from third parties	-	447,914
Operating lease liabilities-current	-	132,592
Taxes payable	-	2,799,614
TOTAL CURRENT LIABILITIES	-	6,737,792

NON-CURRENT LIABILITIES:
Operating lease liabilities-non-current	-	148,191
Due to a related party	-	491,721
Long-term loan from third party	-	68,275
TOTAL NON-CURRENT LIABILITIES	-	708,187
TOTAL LIABILITIES	$-	$7,445,979

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 6 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	September 30, 2025	September 30, 2024
Accounts receivable	$2,201,006	$50,765
Less: allowance for credit losses	-	-
Accounts receivable, net	$2,201,006	$50,765

Allowance for credit losses movement:

	September 30, 2025	September 30, 2024
Beginning balance	$-	$-
Provision	4,097	-
Written off	(4,097)	-
Ending balance	$-	$-

Note 7 — INVENTORIES

Inventories consisted of the following:

	September 30, 2025	September 30, 2024
Finished goods	$73,861	$78,535

Inventory write down was $60,895, $nil and $nil for the years ended September 30, 2025, 2024 and 2023, respectively, which was recorded in cost of revenues.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 8 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other assets, net consisted of the following:

	September 30, 2025	September 30, 2024
Prepaid rents	$6,068	$12,273
Prepaid service fee (a)	76,165	145,094
E-commerce business (b)	9,374,020	2,133,498
Advance to employees (c)	53,463	62,710
Security deposits	94,535	73,714
Prepaid board compensation	—	10,000
Equity investment disposition consideration receivable	21,211	—
Others (d)	22,427	3,243
Prepayment and other assets, net	$9,647,889	$2,440,532
Including:
Prepayment and other current assets, net	$9,647,889	$2,376,081
Prepayments and other non-current assets, net	$—	$64,451

(a)	The prepaid service fee represents the prepayment for third party service, that will be amortized over one to three years.

(b)	Prepayment for e-commerce business primarily included prepayments for goods purchase and advertising.

(c)	Advance to employees was provided to staff for travelling and business-related use and are expensed as incurred.

(d)	Others primarily included funds deposited in payment platforms such as Alipay and WeChat.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	September 30, 2025	September 30, 2024
Office equipment	$360,637	$359,647
Buildings	1,687,156	-
Leasehold improvements	44,669	45,315
Subtotal	2,092,462	404,962
Less: accumulated depreciation	(463,277)	(294,565)
Property and equipment, net	$1,629,185	$110,397

Depreciation expenses for the years ended September 30, 2025, 2024 and 2023 amounted to $45,198, $32,791 and $24,555, respectively.

Note 10 — INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	September 30, 2025	September 30, 2024
Software	$28,093	$28,500
Customized technology for water transportation equipment	785,223	-
Subtotal	813,316	28,500
Less: accumulated amortization	(31,818)	(9,501)
Intangible assets, net	$781,498	$18,999

Amortization expenses for the years ended September 30, 2025, 2024 and 2023 amounted to $22,161, $9,254 and nil, respectively.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 11 — LONG-TERM INVESTMENTS

	Equity investments without readily determinable fair value(a)	Equity investments accounted for using the equity method(b)	Total
Balance as of September 30, 2022	$-	$-	$-
Addition	4,440,789	41,118	4,481,907
Share of loss in equity method investee	-	(18,866)	(18,866)
Foreign exchange translation effect	-	628	628
Balance as of September 30, 2023	4,440,789	22,880	4,463,669
Share of loss in equity method investee	-	(22,294)	(22,294)
Foreign exchange translation effect	176,174	314	176,488
Balance as of September 30, 2024	4,616,963	900	4,617,863
Addition	-	33,275	33,275
Share of loss in equity method investee	-	(13,830)	(13,830)
Disposal	-	(20,321)	(20,321)
Foreign exchange translation effect	(51,155)	(24)	(51,179)
Balance as of September 30, 2025	$4,565,808	$-	$4,565,808

(a)	On January 18, 2023, the Company entered into an agreement to acquire 18% of equity interest in Zhejiang Kangyuan Medical Technology Co., Ltd. (“Zhejiang Kangyuan”) for a total consideration of $4,565,808 (RMB32,400,000) from Zhejiang Kangyuan’s original shareholder. On March 12, 2024, 18% of the equity interest was converted through share exchange to hold 18% of the shares of HK Kim Rong International Co., LTD, the parent of Zhejiang Kangyuan. Since this investment did not have readily determinable fair values, the Company had elected to record the investment at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the alternative measurement).

(b)

On February 24, 2023, the Company entered into an agreement with a third party to invest and obtain 10% equity interest in Zhejiang Fuyouyuan Health Technology Co., Ltd. (“Zhejiang Fuyouyuan”) for total consideration of $280,938 (RMB2,000,000). Pursuant to the agreement, the Company’s investment can be made in several instalments. The Company paid $42,141 (RMB300,000) as of September 30, 2024. The Company further paid $33,713 (RMB240,000) during the year ended September 30, 2025.

The controlling shareholder of Zhejiang Fuyouyuan is Ms. Xiuhua Ye, an immediate family member of Mr. Xueyuan Weng , the CEO of the Company, and the Company considers it has significant influence over Zhejiang Fuyouyuan. As a result, the Company accounted for such investment using equity method and recorded share of loss amounted to $13,830, $22,294 and $18,866 for the year ended September 30, 2025, 2024 and 2023, respectively.

Due to continuous losses, the Company disposal 10% equity interest in Zhejiang Fuyouyuan to a third party for consideration of $21,211 (RMB151,000) on August 11, 2025, the Company has received this payment on December 18, 2025.

As of September 30, 2025, the Company believes there was no material market environment change or any other factor that indicating the fair value of other investment was less than its carrying value, hence, the Company concluded there is no impairment of the above investment.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 12 — LeaseS

The Company has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Lease expenses for the years ended September 30, 2025, 2024 and 2023 were $180,038, $231,955 and $171,465, respectively.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	September 30, 2025	September 30, 2024
Operating lease right-of-use assets, net	$288,222	$414,665

Operating lease liabilities - current	$72,709	$114,217
Operating lease liabilities - non-current	185,078	261,512
Total operating lease liabilities	$257,787	$375,729

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of September 30, 2025:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	3.58 years
Weighted average discount rate	7.9%

The following is a schedule of maturities of lease liabilities as of September 30, 2025:

Twelve months ending September 30,
2026	$91,305
2027	91,305
2028	91,305
2029	22,826
Total future minimum lease payments	296,741
Less: imputed interest	(38,954)
Present value of lease liabilities	$257,787

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 13 — BANK LOANS

Bank loans represent amounts due to various banks. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Bank loans consisted of the following:

	September 30, 2025	September 30, 2024
Zhejiang Wenzhou Lucheng Rural Commercial Bank Company Limited (a)	$421,408	$-
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”) (b)	2,050,850	2,123,233
Wenzhou Minshang Bank (c)	1,053,519	1,211,240
Total	3,525,777	3,334,473
Less: short-term bank loans	(421,408)	-
Less: Long-term bank loans - current portion	(182,610)	(1,567,487)
Long-term bank loans - non-current portion	$2,921,759	$1,766,986

(a)	On June 16, 2025, the Company entered into a loan agreement with Zhejiang Wenzhou Lucheng Rural Commercial Bank Company Limited to obtain a short-term working capital loan of $421,408 (RMB3,000,000) for a term one year at a fixed annual interest rate of 4.8%. WFOE provided guarantee for the repayment of the loan. The Company’s CEO and his wife also provided personal guaranty for the repayment of the loan.

(b)	The Company entered into multiple loan agreements with Longwan RCB to support the working capital needs. The loans have tenure varying between one and three years. The loans bear a variable interest rate based on the prime interest rate at the time of borrowing, plus difference basis points. WFOE provided guarantee for the repayment of the loan. The Company’s CEO and his family members also provided personal guaranty for the repayment of the loans. The CEO with his wife pledged personal properties as collateral to secure the loans and provided personal guaranty for the repayment of the loans. As of September 30, 2025 and 2024, the outstanding balance was $2,050,850 (RMB14.6 million) and $2,123,233 (RMB14.9 million), respectively.

(c)	On February 15, 2023, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $1,193,988(RMB8,500,000) for a term from February 15, 2023 to February 15, 2028 at a fixed annual interest rate of 7.5%. The Company’s CEO and his wife provided personal guaranty for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan. As of September 30, 2025 and 2024, the outstanding balance was $1,053,519(RMB7.5 million) and $1,211,240 (RMB8.5 million), respectively.

For the years ended September 30, 2025, 2024 and 2023, the weighted average interest rate for the bank loans was approximately 6.5%, 6.6% and 6.8%, respectively. Interest expenses for the bank loans amount to $214,730, $213,369, and $317,710 for the years ended September 30, 2025, 2024 and 2023, respectively.

The repayment schedule for the bank loans is as follows:

Twelve months ending September 30,	Repayment
2026	$604,018
2027	112,375
2028	2,809,384
Total	$3,525,777

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 14 — CONVERTIBLE NOTE

On October 28, 2024, the Company entered into the Securities Purchase Agreement with the Investors, to issue and sell to the Investors (i) a senior secured convertible note in an aggregate original principal amount of $5,000,000 (the “Note”) and (ii) as part of the investment, the investors were granted three-year warrants, to acquire up to that number of shares of common shares of the Company equal to 180% of the quotient obtained by dividing (a) the original aggregate principal amount of the Note, by (b) the Conversion Price. The Conversion Price is 70% of the lowest closing market trading price of the Company’s common stock during the fifteen (15) trading days leading up to either (i) the date the very first conversion notice for either the convertible note is delivered or (ii) the date each conversion notice is delivered, at the holder’s sole discretion. The Note matures upon 11 months and accrues interest at 2.75% per annum.

The Company assessed that the freestanding warrants issued in connection with the Note met the definition of a freestanding derivative instrument pursuant to ASC 815 and were accounted for as warrant liabilities measured at fair value on a recurring basis.

The Company elected to recognize the Note at fair value and therefore there was no further evaluation of embedded conversion option features for bifurcation. The proceeds from Notes were allocated to the Note and warrants based on their fair value. Based on the valuation report performed by an independent valuation firm, the fair value of the Notes upon issuance was determined to be $3,112,549. The fair value of the freestanding warrants was $1,887,451, which were both included in the Company’s liabilities. The fair value of Note and warrants was determined using the discounted cash flow method approach.

For the year ended September 30, 2025, the Note was fully converted into 3,508,299 class A ordinary shares of the Company, the fair value of the note immediately prior to conversion was assessed at $3,648,844. For the year ended September 30, 2025, the change in fair value of the Notes was $536,295.

Note 15 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	September 30, 2025	September 30, 2024
Payroll payables	$381,274	$229,130
Acquisition consideration payable (a)	207,734	-
Professional fee and others	272,195	420,637
Total	$861,203	$649,767

(a)	The payable amount related to Wenzhou SPA (detail see Note 4).

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 16 — RELATED PARTIES BALANCES AND TRANSACTIONS

Due to a related party

Due to a related party amounted to $1,058,818 and $362,550 as of September 30, 2025 and 2024, respectively, representing the funds advanced to the Company by the CEO for working capital purpose.

Revenue earned from related parties

For the years ended September 30, 2025, 2024 and 2023, the Company earned revenue from related parties of nil, $86,582 and $310,465, respectively, which was generated from the Company’s providing educational management consulting service to certain kindergartens owned by the Company’s CEO and his wife.

Guarantee provided by related parties

Several related parties guaranteed the repayment of the Company’s bank loans. (See Note 13)

Note 17 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in inheritance or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 17 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

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

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. All the Company’s PRC subsidiaries are subject to statutory 25% income tax rate for the year ended September 30, 2023. All the Company’s PRC subsidiaries are qualified as small and micro enterprises for the years ended September 30, 2025 and 2024, thus, the preferential effective tax rates of 2.5%-5% (2023: 25%) are applied to these entities.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

i)	The components of the income tax benefit (provision) are as follows:

	For the Years Ended September 30,
	2025	2024	2023
Current income tax	$-	$16,924	$99,380
Deferred income tax	(3,554)	-	-
Total income tax (benefit) provision	$(3,554)	$16,924	$99,380

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

	For the Years Ended September 30,
	2025	2024	2023
Loss before income taxes	$(5,955,381)	$(2,149,425)	$(2,604,683)
Income benefit computed based on PRC statutory rate	(1,488,846)	(537,356)	(651,171)
Tax effect of different tax rates in other jurisdictions	2,814,564	116,027	601,772
Impact of preferential tax	480,871	225,273	-
Tax effect of unrecognized income or loss	(1,866,406)	179,819	202,942
Change in valuation allowance	55,860	(3,302)	(67,083)
Impact of tax rate change	-	35,235	-
Non-deductible items and others*	403	1,228	12,920
Income tax (benefit) provision	$(3,554)	$16,924	$99,380

*	Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 17 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	September 30, 2025	September 30, 2024
Deferred tax assets:
Net operating loss carry-forward	$97,823	$41,826
Valuation allowance	(97,823)	(41,826)
Total deferred tax assets	$-	$-

Deferred tax liabilities:
Increase in fair value of intangible assets acquired through acquisition	$230,469	$-
Deferred tax liabilities	$230,469	$-

ⅳ)	The following table summarizes deferred tax assets valuation allowance movement:

	September 30, 2025	September 30, 2024
Beginning balance	$41,826	$43,491
Charge (credit) to tax expense in current year	55,860	(3,302)
Foreign currency translation adjustments	137	1,637
Ending balance	$97,823	$41,826

As of September 30, 2025, the total of net operating losses carried forward was $1,931,100, which will expire on various dates from May 31, 2026 to May 31, 2030. As of September 30, 2024, the total of net operating losses carried forward was $814,834, which will expire on various dates from May 31, 2025 to May 31, 2029. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of September 30, 2025 and 2024.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 17 — TAXES (continued)

(b) Taxes payable

Taxes payable consist of the following:

	September 30, 2025	September 30, 2024
Income tax payable	$1,039,854	$1,058,294
Value-added tax payable	227,111	311,956
Other taxes payable	51,272	53,674
Total taxes payable	$1,318,237	$1,423,924

A reconciliation of the beginning and ending amount of income tax payable as follows:

	September 30, 2025	September 30, 2024
Balance at beginning of period	$1,058,294	$1,000,340
(Decrease) Increase related to current year tax positions	(3,322)	17,795
Foreign exchange translation effect	(15,118)	40,159
Balance at end of period	$1,039,854	$1,058,294

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. As of September 30, 2025, the tax years ended December 31, 2020 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Note 18 — SHAREHOLDERS’ EQUITY

Ordinary shares

Effective on April 18, 2024, the Company’s shareholders approved the consolidation of the Company’s authorised and issued share capital, at a ratio of 10:1, such that the authorised share capital of the Company was consolidated from $50,000 divided into 90,0000,000 Class A ordinary shares with a par value of $0.0005 each and 10,000,000 Class B ordinary shares with a par value of $0.0005 each to $50,000 divided into 9,000,000 Class A ordinary shares with a par value of $0.005 each and 1,000,000 Class B ordinary shares with a par value of $0.005 each and all issued shares in the capital of the Company were consolidated such that every ten shares of each class was consolidated into one share of that class (with any fractional entitlements to be round up to the next whole share).

The share consolidation was accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

On September 25, 2025, the Company’s shareholders approved to (i) increase share capital to $1,000,000 divided into 180,000,000 Class A ordinary shares with a par value of $0.005 each and 20,000,000 Class B ordinary shares with a par value of $0.005 each; (ii) increase the number of votes holders of Class B ordinary shares from 5 votes to 50 votes.

As of September 30, 2025, the Company had an aggregate of 8,728,870 ordinary shares outstanding, consisting of 8,325,870 Class A and 403,000 Class B ordinary shares, respectively.

As of September 30, 2024, the Company had an aggregate of 1,980,944 ordinary shares outstanding, consisting of 1,577,944 Class A and 403,000 Class B ordinary shares, respectively.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 18 — SHAREHOLDERS’ EQUITY (continued)

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

Shares issued for conversion of convertible note

In connection with the Note issuance, the Company issued 3,508,299 Class A ordinary shares to the noteholder as equity interest for the year ended September 30, 2025. The fair value of the Note immediately prior to conversion was assessed at $3,648,844 based on the Company’s stock price upon conversion.

Warrants

In connection with closing of the Note, the Company granted to the Investor the three-year warrants, to acquire up to that number of shares of common shares of the Company equal to 180% of the quotient obtained by dividing (a) the original aggregate principal amount of the Note, by (b) the Conversion Price. The Conversion Price is 70% of the lowest closing market trading price of the Company’s common stock during the fifteen (15) trading days leading up to either (i) the date the very first conversion notice for either the Warrants is delivered or (ii) the date each conversion notice is delivered, at the holder’s sole discretion.

The Company determined that the warrants were derivatives that were accounted for as warrant liabilities measured at fair value on a recurring basis. The Company engaged a third-party valuation firm to perform the valuation of warrant liabilities using discounted cash flow method approach with significant unobservable inputs to measure the fair value of the warrant liability (Level 3).

For the year ended September 30, 2025, the Company issued 3,239,627 Class A ordinary shares for all warrants. Fair value of warrants immediately prior to excision was $9,274,572. For the year ended September 30, 2025, the change in fair value of the warrant amounted to $7,387,121.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 18 — SHAREHOLDERS’ EQUITY (continued)

Statutory reserve and restricted net assets

The Company’s ability to pay dividends may depend on the Company receiving distributions of funds from its PRC subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

The Company’s PRC subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the annual after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. Statutory reserve amounted to $74,670 and $133,596 as of September 30, 2025 and 2024, respectively.

Each of the schools is required to appropriate 25% of its after-tax profits to a non-distributable education development reserve, which could only be used for school construction, maintenance and upgrade of educational equipment in accordance with the Law of Promoting Private Education. The development reserve is restricted net assets of the schools which are un-distributable to the Company in the form of dividends or loans. The education development reserve amounted to $873,431 as of September 30, 2025 and 2024.

Because the Company’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital, statutory reserves, and development reserve which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution amounted to $3,745,873 and $4,345,056 as of September 30, 2025 and 2024, respectively.

Note 19 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of September 30, 2025 and 2024, the Company had no material outstanding litigations.

Commitments

The Company had various outstanding bank loans (details refer to Note 13) and non-cancellable operating lease agreements (details refer to Note 12).

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 20 — SEGMENT INFORMATION

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company has determined that it has two operating segments as defined by ASC 280, “Segment Reporting”: education and e-commerce and others. Education segment offers foreign language tutorial services and other education training management services in China. The e-commerce segment offers e-commerce service and related products.

Selected financial information is presented below:

	Education			E-commerce and others			Total
	For the Years End September 30,			For the Years End September 30,			For the Years End September 30,
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Revenues	$1,611,711	$2,237,040	$2,592,989	$33,868,001	$3,850,417	$-	$35,479,712	$6,087,457	$2,592,989
Cost of revenues	1,137,093	1,147,531	1,314,935	33,540,844	3,950,362	-	34,677,937	5,097,893	1,314,935
Gross profit	474,618	1,089,509	1,278,054	327,157	(99,945)	-	801,775	989,564	1,278,054
Interest expenses, net	335,115	237,492	240,704	5,359	11	-	340,474	237,503	240,704
Depreciation and amortization	30,287	41,125	24,555	37,072	920	-	67,359	42,045	24,555
Capital expenditures	5,208	29,539	70,221	4,159	17,571	-	9,367	47,110	70,221
Segment assets	5,844,852	14,171,479	19,101,467	18,110,848	2,911,990	346,626	23,955,700	17,083,469	19,448,093
Segment loss	$(4,987,083)	$(3,001,365)	$(5,764,314)	$(247,332)	$(967,487)	$(15,740)	$(5,234,415)	$(3,968,852)	$(5,780,054)

Note 21 — SUBSEQUENT EVENTS

On December 9, 2025, the board of directors (the “Board”) of Company approved the adoption of the 2025 Equity Incentive Plan (the “2025 Plan”) and forms of award agreements (the “Award Agreements”) to be used to grant awards under the 2025 Plan, effective on December 10, 2025 (“Effective Date”). The 2025 Plan provides for the grant of awards representing the right to acquire, or based on the value of, the Company’s Class A ordinary shares, and includes option awards, stock appreciation rights awards, restricted stock awards, restricted stock unit awards, performance awards, dividend equivalent awards and other share or cash based awards (each, and “Award”, collectively, the “Awards”) to eligible participants of the 2025 Plan or any related entity, as defined in the 2025 Plan. The maximum number of Class A ordinary shares that may be issued under the 2025 Plan is 1,309,330 Class A ordinary shares. Beginning on January 1, 2027, and continuing annually on each anniversary thereof through and including January 1, 2035, the number of Class A ordinary shares available for issuance under the 2025 Plan shall be increased by a number of shares equal to the lesser of (i) 5% of the total number of ordinary shares of the Company issued and outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of Class A ordinary shares as determined by the Board or the compensation committee of the Board (“Compensation Committee”)

The Company evaluated all events and transactions that occurred after September 30, 2025 up through the date the Group issued these consolidated financial statements. Other than the event disclosed above, no other subsequent events have occurred that would require recognition or disclosure in the Company’s consolidated financial statements. On January 12, 2026, the Company granted an aggregate of 1,300,000 Class A ordinary share under the 2025 Plan to our five employees (neither officers nor directors of the Company) for the services so rendered to the Group. Such grants were duly approved and ratified by the Company’s board of directors.

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 22 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

GOLDEN SUN TECHNOLOGY GROUP LIMITED

PARENT COMPANY BALANCE SHEETS

	September 30,	September 30,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,812	$25,985
Prepayments and other current assets	51,287	23,332
TOTAL CURRENT ASSETS	57,099	49,317

Investments in subsidiaries	9,295,774	668,219
TOTAL ASSETS	$9,352,873	$717,536

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
CURRENT LIABILITIES:
Accrued expenses and other liabilities	$73,524	$-
TOTAL CURRENT LIABILITIES	73,524	-
TOTAL LIABILITIES	73,524	-

SHAREHOLDERS’ EQUITY:
Authorized share capital of $1,000,000 divided into 180,000,000 Class A ordinary shares of $0.005 par value per share and 20,000,000 Class B ordinary shares of $0.005 par value per share; with 8,325,870 and 1,577,944 Class A ordinary shares issued and outstanding as of September 30, 2025 and 2024, respectively; 403,000 Class B ordinary shares issued and outstanding as of September 30, 2025 and 2024
Class A ordinary shares	$41,629	$7,890
Class B ordinary shares	2,015	2,015
Additional paid in capital	32,340,418	19,450,741
Statutory reserves	948,101	1,007,027
Accumulated deficits	(23,570,155)	(18,541,751)
Accumulated other comprehensive loss	(482,659)	(1,208,386)
TOTAL SHAREHOLDERS’ EQUITY	9,279,349	717,536

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,352,873	$717,536

GOLDEN SUN TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 22 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

GOLDEN SUN TECHNOLOGY GROUP LIMITED

PARENT COMPANY STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE(LOSS) INCOME

	For the Years Ended September 30,
	2025	2024	2023
Equity in gain (loss) of subsidiaries	$3,612,264	$(3,529,999)	$(3,684,384)
Change in fair value of convertible note	(536,295)	-	-
Change in fair value of warrants liabilities	(7,387,121)	-	-
General and administration expenses and others	(776,178)	(176,167)	(2,101,927)
NET LOSS	(5,087,330)	(3,706,166)	(5,786,311)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	725,727	12,635	(403,073)
COMPREHENSIVE LOSS	$(4,361,603)	$(3,693,531)	$(6,189,384)

GOLDEN SUN TECHNOLOGY GROUP LIMITED

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,087,330)	$(3,706,166)	$(5,786,311)
Equity in loss of subsidiaries	(3,612,264)	3,529,999	3,684,384
Change in fair value of convertible note	536,295	-	-
Change in fair value of warrants liabilities	7,387,121	-	-
Share based compensations	-	-	1,825,000
Prepayments and other assets	(27,955)	(23,332)	(10,000)
Accrued expenses and other liabilities	73,524	-	-
NET CASH USED IN OPERATING ACTIVITIES	(730,609)	(199,499)	(286,927)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Loan to) payment from subsidiaries	(4,289,564)	(38,999)	533,961
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(4,289,564)	(38,999)	533,961

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible note	5,000,000	-	-
Advance from a related party	-	10,000	2,287
NET CASH PROVIEDED BY FINANCING ACTIVITIES	5,000,000	10,000	2,287

CHANGES IN CASH AND CASH EQUIVALENTS	(20,173)	(228,498)	249,321
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	25,985	254,483	5,162
CASH AND CASH EQUIVALENTS END OF YEAR	$5,812	$25,985	$254,483